

Letter to Shareholders

Dear Fellow Shareholders,

2024 was a milestone year for our company. We proudly celebrated our 160th year in business, honoring our predecessors, associates, clients, partners, communities and shareholders, all of whom have contributed to making First Horizon the highly regarded financial institution it is today.

At First Horizon, our value is created through a focus on three clear principles – safety and soundness, profitability and growth – in that order. We execute on these priorities by operating in an attractive footprint with a distinctive business model that performs across economic cycles. We believe that delivering on these priorities positions us to achieve a 15% or higher return on tangible common equity[*] in the coming years.

A foundation of safety and soundness.

Our safety and soundness principle shows up in our disciplined underwriting. In 2024, our net charge off rate was 18 basis points for the year (including only 8 basis points of net charge offs in the fourth quarter). Our performance last year reflects the same credit culture we have seen across multiple years and the same standards that take us into 2025. We also focus on maintaining prudent capital levels and a secure source of funding. At year-end 2024, our CET1 ratio was 11.2% even with $933 million in share repurchases and common dividends in the year.

With the expectation of crossing $100 billion in total assets in the coming years, we are investing now to prepare for the regulatory requirements and expectations that come with being a Large Financial Institution. Many of those investments will greatly help our business. For example, efforts to further develop our use of data across the organization should help us identify value creation opportunities. Finally, we remain focused on the criticality of cybersecurity and continuously invest in talent and technology to protect our company and clients.

Businesses that create sustainable profit.

In 2024, our net income available to common shareholders of $738 million, which created earnings per share of $1.36 (this includes $0.19 of after tax per share notable items[†]), reflected a strong net interest margin of 3.35% that was achieved across a volatile interest rate environment. Particularly notable was our two-basis point expansion of net interest margin in the fourth quarter, which occurred amidst a one hundred basis point reduction in the Fed Funds rate that began in the third quarter. Moreover, our counter cyclical business model, which includes our fixed income business, FHN Financial, along with our mortgage warehouse and mortgage banking businesses, supported our revenue through the decreasing



D. Bryan Jordan

Chairman of the Board, President and Chief Executive Officer interest rate environment in the second half of 2024. This business diversification sets First Horizon apart. As macroeconomic inputs change, our revenue drivers naturally adapt and reduce earnings volatility.

We also remain disciplined with expense management and operational excellence. Our Strategic Investment Board ("SIB") reviews and approves projects to ensure alignment with our company priorities and maintains a focus on returns on investment for these initiatives. We continue to develop and deliver automation capabilities that leverage artificial intelligence ("AI"), robotic process automation ("RPA") and other digital integrations leveraging our cloud environment to enhance the speed, accuracy and scalability of our processes. We also actively invest in fraud prevention to prevent losses and enhance our client experience.

I am also proud of the continued process improvements we have made across the organization. Through a cross functional team and formalized process, our Quality Council, which consists of front-line bankers, shares ideas for process, technology and product improvements to enhance the banker and client experiences and improve productivity. More than 300 initiatives identified in this process were completed in 2024.

A growth engine for the future.

The Southeast United States is the epicenter of the country's population and economic growth resulting in significant value creation through First Horizon's geographic footprint. Our banking center footprint includes 10 of the top 25 fastest growing metro areas by GDP in the U.S. This attractive footprint allowed us to grow our average loan balances by 3% and average deposit balances by 2% in 2024. We continue to add client-facing talent across our markets to further capture future growth opportunities.

As we move from the merger activities and technology infrastructure uplifts of the last three years, our ongoing investments provide unique tailwinds for First Horizon's growth in 2025. We see opportunities in treasury management services as our core middle market clients benefit from the commercial online banking solution implemented in late 2024. Our private client and wealth management clients will see value from enhanced product capabilities that will be completed in the coming months. We are also making new investments in our retail footprint and digital capabilities that will support growth in this segment for the long term.

Ultimately, these growth opportunities and our focus on profitability will continue to deliver value to our shareholders. In 2024, our business model created 6% growth in tangible book value per share*, to $12.85.

Each of our stakeholders – our shareholders, associates, clients and communities – represent a key ingredient in our ability to deliver sustainable shareholder value.

Our dedicated and resilient team is essential to our success and serves as a key competitive advantage. By continuously adapting to the evolving needs and expectations of our associates, we ensure that we attract and retain top talent while fostering a highly engaged, performance-driven workforce. We prioritize open communication and actively seek feedback to cultivate a collaborative culture, empowering each individual to thrive both professionally and personally.

Supporting the long-term economic and social health of our communities is fundamentally embedded in the mission of our organization. We are dedicated to providing access to vital resources for all members of our communities. During the past year, a number of our communities were devastated by natural disasters. I am proud of the way in which our team responded, providing immediate and long-term support to affected associates, clients and communities, truly embodying our pledge to be "Here for Good" for our stakeholders.

In recognition of our 160th anniversary, we initiated a special Grants for Good Campaign through the First Horizon Foundation. We awarded $1.6 million to 160 nonprofit organizations and distributed 1,600 Random Acts of Kindness gift cards across our footprint. First Horizon foundations invested approximately $20 million during the year, with 51% dedicated to low- and moderate-income communities.

I am honored to work alongside a highly committed, talented Board of Directors whose insights and expertise play a pivotal role in steering our strategic direction and fostering our success. In January of this year, we welcomed Jeffery J. Brown to our Board of Directors. I am confident that his extensive leadership and banking experience will be invaluable in guiding our company forward. We also recently announced the upcoming retirements of directors Harry V. Barton and Rosa Sugrañes and thank them for their dedication, insights and many years of service to First Horizon and its predecessors.

Our enduring success over the past 160 years is attributed to the loyalty of our clients, who place their trust in us to help meet their financial needs and realize their dreams and aspirations.

As we begin another year, we recognize the importance of delivering superior long-term returns to our shareholders. It is rewarding to see movement in our stock price, outperforming the BKX by 948 basis points and S&P by 1,892 basis points during the year. Our investments and achievements in 2024 lay the groundwork for us to continue to capitalize on client growth opportunities across our region and in our diversified businesses, while prudently managing capital and risk.

I remain confident in our position of strength in the dynamic operating landscape ahead and thank you, our shareholders, for your steadfast confidence in our ability to deliver exceptional value and for being a part of our continued journey as we build on our legacy of success.

Sincerely,

D. Bryan Jordan
Chairman of the Board, President and
Chief Executive Officer

March 17, 2025



our purpose

Help our clients unlock their full potential with capital and counsel.



our values

- Puts clients first
- Cares about people
- Commits to excellence in everything we do
- Expands access
- Fosters team success



our action

Own the Moment
listen | understand | deliver

*Use of Non-GAAP Measures

Certain measures included in this letter are "non-GAAP," meaning they are not presented in accordance with generally accepted accounting principles in the U.S. and also are not codified in U.S. banking regulations currently applicable to FHN. FHN's management believes such measures even though not always comparable to non-GAAP measures used by other financial institutions, are relevant to understanding the financial condition, capital position, and financial results of FHN and its business segments. The non-GAAP measures presented in this letter are tangible common equity and tangible book value per share and are reconciled to the most comparable GAAP presentation near the end of Item 7 of our Annual Report on Form 10-K for the year ended December 31, 2024.

†Notable Items

2024 pre-tax notable items include a $91 million loss on an opportunistic restructuring of a portion of the securities portfolio, a $9 million FDIC special assessment, $14 million of restructuring expenses, and $15 million of expense tied to derivative valuation adjustments related to prior Visa Class-B share sales. Additionally, 2024 includes $7 million of deemed dividends on the redemption of $100 million par value of Series D Preferred stock.

Diluted shares in 2024 were 544 million, resulting in a reduction of $0.19 per share impact of notable items in 2024.

Forward-Looking Statements

This letter contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to FHN's beliefs, plans, goals, expectations, and estimates. Forward-looking statements are not a representation of historical information, but instead pertain to future operations, strategies, financial results, or other developments. Forward looking statements often use words such as "believe," "expect," "anticipate," "intend," "estimate," "should," "is likely," "will," "going forward," and other similar expressions that indicate future events and trends. Forward-looking statements are necessarily based upon estimates and assumptions that are inherently subject to significant business, operational, economic, and competitive uncertainties and contingencies, many of which are beyond FHN's control, and many of which, with respect to future business decisions and actions (including acquisitions and divestitures), are subject to change and could cause FHN's actual future results and outcomes to differ materially from those contemplated or implied by forward-looking statements or historical performance. While there is no assurance that any list of uncertainties and contingencies is complete, examples of factors which could cause actual results to differ from those contemplated by forward-looking statements or historical performance include those mentioned: in this letter; in the forepart, and in Items 1, 1A, and 7, of FHN's most recent Annual Report on Form 10-K; and in the forepart, and in Item 1A of Part II, of FHN's Quarterly Report(s) on Form 10-Q filed after that Annual Report. Any forward-looking statements made by or on behalf of FHN speak only as of the date they are made, and FHN assumes no obligation to update or revise any forward-looking statements that are made in this letter or in any other statement, release, report, or filing from time to time. Actual results could differ and expectations could change, possibly materially, because of one or more factors, including those factors listed in this document or the documents mentioned above, and other factors not listed.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2024

- or -

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Transition period from _____ to_____

Commission File Number: 001-15185



(Exact name of registrant as specified in its charter)

TN	**62-0803242**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
165 Madison Avenue	
Memphis, Tennessee	**38103**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code: 901-523-4444

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	**Trading Symbol(s)**	**Name of each exchange on which registered**
$.625 Par Value Common Capital Stock	FHN	New York Stock Exchange LLC
Depositary Shares, each representing a 1/400th interest in a share of Non-Cumulative Perpetual Preferred Stock, Series B	FHN PR B	New York Stock Exchange LLC
Depositary Shares, each representing a 1/400th interest in a share of Non-Cumulative Perpetual Preferred Stock, Series C	FHN PR C	New York Stock Exchange LLC
Depositary Shares, each representing a 1/4,000th interest in a share of Non-Cumulative Perpetual Preferred Stock, Series E	FHN PR E	New York Stock Exchange LLC
Depositary Shares, each representing a 1/4,000th interest in a share of Non-Cumulative Perpetual Preferred Stock, Series F	FHN PR F	New York Stock Exchange LLC

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☒ Yes ☐ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒   Accelerated filer ☐   Non-accelerated filer ☐
Smaller reporting company ☐   Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

At June 30, 2024, the aggregate market value of registrant common stock held by non-affiliates of the registrant was approximately $8.4 billion based on the closing stock price reported for that date.

At January 31, 2025, the registrant had 521,769,746 shares of common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE:

Portions of the Proxy Statement to be furnished to shareholders in connection with the Annual Meeting of shareholders scheduled for April 29, 2025 or provided in an amendment to this Annual Report: Part III of this Report

Auditor Name: KPMG LLP   Auditor Location: Memphis, TN   Auditor Firm ID: 185

Table of Contents

MD&A and Financial Statement References:

In this report: "2024 MD&A" and "2024 MD&A (Item 7)" generally refer to Management's Discussion and Analysis of Financial Condition and Results of Operations appearing in Item 7 within Part II of this report; and, "2024 Financial Statements" and "2024 Financial Statements (Item 8)" generally refer to our Consolidated Balance Sheets, our Consolidated Statements of Income, our Consolidated Statements of Comprehensive Income, our Consolidated Statements of Changes in Equity, our Consolidated Statements of Cash Flows, and the Notes to the Consolidated Financial Statements, all appearing in Item 8 within Part II of this report.

Glossary

The following is a list of common acronyms and terms used throughout this report:

ACL	Allowance for credit losses
AFS	Available for sale
AIR	Accrued interest receivable
ALCO	Asset/Liability Committee
ALLL	Allowance for loan and lease losses
ALM	Asset/liability management
AOCI	Accumulated other comprehensive income
ASC	FASB Accounting Standards Codification
Associate	Person employed by FHN
ASU	Accounting Standards Update
ATM	Automated teller machine
Bank	First Horizon Bank
BHCA	Bank Holding Company Act of 1956
BOLI	Bank-owned life insurance
C&I	Commercial, financial, and industrial loan portfolio
CAS	Credit Assurance Services
CBF	Capital Bank Financial
CCAR	Comprehensive Capital Analysis and Review
CECL	Current expected credit loss
CEO	Chief Executive Officer
CFPB	Consumer Financial Protection Bureau
CIO	Chief Information Officer
CME	Chicago Mercantile Exchange
CMO	Collateralized mortgage obligations
CODM	Chief Operating Decision-Maker
Company	First Horizon Corporation
Corporation	First Horizon Corporation
CRA	Community Reinvestment Act
CRE	Commercial Real Estate
CRMC	Credit Risk Management Committee
CSIRP	Computer Security Incident Response Plan
DIF	Deposit Insurance Fund
DTA	Deferred tax asset
DTL	Deferred tax liability
EAD	Exposure at default
ECP	Equity Compensation Plan
EPS	Earnings per share
Fannie Mae	Federal National Mortgage Association
FASB	Financial Accounting Standards Board
FDIC	Federal Deposit Insurance Corporation
Federal Reserve	Federal Reserve Board

Fed	Federal Reserve Board
FHA	Federal Housing Administration
FHLB	Federal Home Loan Bank
FHN	First Horizon Corporation
FHNF	FHN Financial; FHN's fixed income division
FICO	Fair Isaac Corporation
First Horizon	First Horizon Corporation
FRB	Federal Reserve Bank or the Federal Reserve Board
Freddie Mac	Federal Home Loan Mortgage Corporation
FTE	Fully taxable equivalent
FTP	Funds transfer pricing
FTRESC	FT Real Estate Securities Company, Inc.
GAAP	Generally accepted accounting principles (U.S.)
GHG	Greenhouse Gas
GNMA	Government National Mortgage Association or Ginnie Mae
GSE	Government sponsored enterprises, in this filing references Fannie Mae and Freddie Mac
HELOC	Home equity line of credit
HFS	Held for sale
HR	Human Resources
HTM	Held to maturity
IBKC	IBERIABANK Corporation
IBKC merger	FHN's merger of equals with IBKC that closed July 2020
ISDA	International Swap and Derivatives Association
IRS	Internal Revenue Service
LCR	Liquidity coverage ratio
LGD	Loss given default
LIBOR	London Inter-Bank Offered Rate
LIHTC	Low Income Housing Tax Credit
LLC	Limited Liability Company
LMC	Loans to mortgage companies
LMI	Low- and moderate-income
LOCOM	Lower of cost or market
LTV	Loan-to-value
MBS	Mortgage-backed securities
MD&A	Management's Discussion and Analysis of Financial Condition and Results of Operations
NAICS	North American Industry Classification System
NII	Net interest income

NIM	Net interest margin
NM	Not meaningful
NMTC	New Market Tax Credit
NOL	Net operating loss
NPA	Nonperforming asset
NPL	Nonperforming loan
NYSE	New York Stock Exchange
OCI	Other comprehensive income
OREO	Other Real Estate Owned
PAM	Proportional amortization method
PCA	Prompt corrective action
PCAOB	Public Company Accounting Oversight Board
PCD	Purchased credit deteriorated financial assets
PCI-DSS	Payment Card Industry Data Security Standard
PD	Probability of default
PM	Portfolio managers
PPNR	Pre-provision net revenue
PPP	Paycheck Protection Program
PSU	Performance Stock Unit
PTNI	Pre-tax net income
RE	Real estate
RM	Relationship managers
ROU	Right-of-use
SAD	Special Assets Department
SBA	Small Business Administration
SEC	Securities and Exchange Commission
SOFR	Secure Overnight Funding Rate
SOX	Sarbanes-Oxley Act of 2002
SVaR	Stressed Value-at-Risk
TD	The Toronto-Dominion Bank
TD Merger Agreement	Merger agreement between FHN, TD, and certain TD subsidiaries, which the parties mutually terminated on May 4, 2023
TD Transaction	The acquisition of FHN by TD contemplated by the TD Merger Agreement
TDFI	Tennessee Department of Financial Institutions
TDR	Troubled Debt Restructuring
TPRM	Third-Party Risk Management
TRUP	Trust preferred loan
UPB	Unpaid principal balance
USDA	United States Department of Agriculture
VaR	Value-at-Risk
VIE	Variable Interest Entities
we/us/our	First Horizon Corporation

Table of Contents

Executive Summary of Principal Investment Risks

This section provides an executive summary of the principal risks associated with an investment in our equity or debt securities. Our businesses are complex, and so are the risks associated with them. This summary is not a complete statement of risks a prospective or current investor should consider.

- **The Economy.** Our businesses and our industry are heavily entwined with the U.S. economy. We tend to perform better when economic conditions are favorable, and our performance tends to be weaker when the economy is weaker. That relationship can be quite strong, which can make our income and other key performance measures volatile, especially when compared with companies in many other industries. The economy tends to rise and fall in roughly a cyclical manner which is difficult to predict, which in turn makes our performance difficult to predict. For additional information, see the *Cyclicality* discussion within *Other Business Information,* which begins on page 19, and *Risks from Economic Downturns and Changes* which begins on page 36.

- **Credit Loss.** Our lending business—a major source of our revenues—is dependent on our clients being able to pay us back. That ability often depends on economic conditions, but many individual factors can be critical as well. If a client defaults on a loan, generally we will experience a financial loss. Even if the loan is secured, our loss from a default often is only reduced, not eliminated, by collateral supporting the loan. Accounting rules require us to evaluate current expected credit loss (CECL) each quarter, booking losses based on our expectations. That process can result in a highly volatile pattern of recognizing credit loss each quarter. For additional information, see: the discussion captioned *CECL Accounting and COVID-19* within the *Significant Business Developments Over Past Five Years* section of Item 1, which begins on page 12; and *Credit Risks* beginning on page 38.

- **Loan Loss vs Loan Profit.** Lending generally is a high-volume, low-margin business. This means that we often need the profits from many loans to make up for losses from one loan. For our earnings to be strong, we need to hold loan losses to a very low level, which makes our management of credit quality a critical function for us. This imbalance between loss and profit can amplify the potential for volatility in our earnings. For additional information, see *Credit Risks* beginning on page 38.

- **Interest Rate Conditions.** Interest rates and, especially, the shape of the yield curve, are critical drivers of our profit margin from lending. If the yield curve is flat—with long-term rates only slightly higher than short-term rates—our lending margins shrink, and so does our net interest income. Interest rate policy is controlled by federal agencies and by market forces, not by us, and can change significantly and abruptly, as occurred in 2022 and 2023, when the key agency in the U.S. shifted to strong tightening policy, raising short-term interest rates multiple times. Tightening ended in 2023 and interest rates began to decline in the last half of 2024. 2022's aggressive policy shift caused short-term rates to rise substantially, and to exceed long-term rates (a so-called yield curve inversion) many times in 2022 and during all of 2023 and the first half of 2024. Over half of our loan portfolio bears variable interest rates associated with short-term reference rates, which reacted fairly quickly to the shifts in environment. For additional information, see: the *Monetary Policy Shifts* discussion within *Significant Business Developments Over Past Five Years,* which begins on page 12; the *Cyclicality* discussion within *Other Business Information,* which begins on page 19; *Risks Associated with Monetary Events* beginning on page 37; *Interest Rate and Yield Curve Risks* beginning on page 46; and discussion under the caption *Inflation, Recession, and Federal Reserve Policy* within the *Market Uncertainties and Prospective Trends* section of our 2024 MD&A (Item 7), which begins on page 97.

- **Funding Balance.** In our lending business, we aggregate money from deposits and borrowings and lend it out at rates which more than cover our costs. We constantly must optimize the mix of our deposits and borrowings to minimize our funding costs. In addition, we must balance our overall funding sources (deposits and borrowings) with our funding needs (lending). Imbalances tend to hurt our earnings. If sources are larger than our lending needs, generally we can cut back short-term borrowing or invest excess funds in securities, but our margins can be weaker as a result. If sources become too small, we might have to forego profitable lending or increase funding by selling investments or increasing deposit or borrowing volumes and costs, or, most likely, we might have to take some combination of those actions. For additional information, see *Liquidity and Funding Risks* beginning on page 44.

- **Deposit Instability.** A large portion of bank deposits can be removed by depositors very quickly. Public confidence in banks therefore is a key foundation for the banking business. If deposits are removed quickly by a large cohort of depositors at the same time due to a sudden loss of confidence, the resulting "run on the bank" can cause the bank to become insolvent, as occurred in 2023 when three large regional U.S. banks

Table of Contents

failed after very substantial runs on their deposits. Most other regional banks, including our Bank, experienced significant deposit outflows during this period, which we countered with a successful deposit campaign, as public confidence in all but the largest banks was shaken. While the aftermath of the 2023 bank failures has seen a restoration of public confidence, future runs always are possible. For additional information, see *Liquidity and Funding Risks* beginning on page 44.

- **Competition.** Competition for clients and talent in our industry is intense and unlikely to abate. Competition for clients pressures us to make interest rate and other concessions on lending and on deposits, which reduce our margins. Competition for revenue-producing talent is a key method of obtaining new client relationships in many parts of our industry, and pressures us to increase compensation expense. For additional information, see *Competition* beginning on page 16, and *Traditional Competition Risks* beginning on page 31.

- **Banking Consolidation.** Since the advent of nation-wide branching in the 1980s, the banking industry has experienced several waves of substantial consolidation. In the past twenty years, increasingly sophisticated technological systems have allowed institutions to become extremely large while maintaining adequate client service, and, due to cost efficiencies associated with scalable technology, have rewarded the largest institutions disproportionately. These rewards have incented U.S. banks to grow larger, faster. Consolidation can abruptly change the competitive environment in our markets. In addition, when we participate in consolidating actions, as we did in 2020, typically it creates internal disruption and expense for a time while we integrate systems, consolidate branches, and take other consolidation-related actions. Moreover, in our industry, the market tends to discount, for a time, the stock price of banks that engage in major mergers, in part due to the transaction and integration expenses associated with those transactions coupled with the risk that the combination may not achieve management's strategic or tactical objectives. For additional information, see: *Significant Business Developments Over Past Five Years* beginning on page 12; the *Strategic Transactions* discussion within the *Other Business Information* section which begins on page 19; and *Traditional Strategic Risks* beginning on page 32.

- **Industry Disruption.** Technological innovation, and the associated changes in client preferences, are radically transforming our industry and how financial services are delivered to clients. Being a consistent innovation leader is practically impossible for a bank our size, while

keeping pace is expensive and difficult. Moreover, rapid innovation has the potential to be destructive of traditional business models and companies in our industry, as it has done and is doing in other industries. For additional information, see *Industry Disruption* beginning on page 33.

- **Regulated Industry.** Our principal businesses are heavily regulated. Our two primary banking regulators can examine us, cause us to change our business operations, and significantly restrict our ability to pursue lines of business, in ways not applicable to companies in most other industries. We also have several secondary regulators, each with significant though less-encompassing powers. The primary missions of the regulators are to protect the banking system as a whole, to protect clients, and to protect the federal government's deposit insurance fund and program; none exists to protect or enhance our profitability or protect or promote the interests of our investors. Moreover, regulators are government agencies, and as such can experience significant policy changes when the elected branches of government experience such changes. These policy shifts could result in changes in our costs and earnings. For additional information, see *Regulatory, Legislative, and Legal Risks* beginning on page 40.

- **Security & Technology.** Fraud and theft have always been significant risks for banks; we experience fraud and theft loss every year. Technology has allowed fraud and theft risks to grow substantially. Bad actors can impact us from around the world, day or night, both directly and through our clients or vendors. Unfortunately, it is not practical to emphasize security to the exclusion of other business needs. Typically, the more a system is built to be robustly secure, the less that system can be flexible and adaptable. Moreover, a high-security system can be associated with sub-optimal user experience (client frustration). For additional information, see *Operational Risks* beginning on page 34 and *Cybersecurity Risks* beginning on page 35.

- **Expense Control.** Banks in the U.S. are focused on reducing operating costs as much as possible while maintaining competitive or superior service. Expense control is viewed as crucial for long-term success. For additional information, see *Operational Risks* beginning on page 34, and *Risks of Expense Control* beginning on page 42.

For a more complete discussion of the risks associated with our businesses and operations and investment in our securities, see *Item 1A—Risk Factors*, beginning on page 31.

Table of Contents

Forward-Looking Statements

This report, including materials incorporated into it, contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to FHN's beliefs, plans, goals, expectations, and estimates. Forward-looking statements are not a representation of historical information, but instead pertain to future operations, strategies, financial results or other developments. Forward-looking statements often use words such as "believe," "expect," "anticipate," "intend," "estimate," "should," "is likely," "will," "going forward," and other similar expressions that indicate future events and trends.

Forward-looking statements are necessarily based upon estimates and assumptions that are inherently subject to significant business, operational, economic, and competitive uncertainties and contingencies, many of which are beyond our control, and many of which, with respect to future business decisions and actions (including acquisitions and divestitures), are subject to change and could cause our actual future results and outcomes to differ materially from those contemplated by forward-looking statements or historical performance. While there is no assurance that any list of uncertainties and contingencies is complete, examples of factors which could cause actual results to differ from those contemplated by forward-looking statements or historical performance include:

- global, national, and local economic and business conditions, including economic recession or depression;
- the stability or volatility of values and activity in the residential housing and commercial real estate markets;
- expectations of and actual timing and amount of interest rate movements, including the slope and shape of the yield curve, which can have a significant impact on a financial services institution;
- market and monetary fluctuations, including fluctuations in mortgage markets;
- the financial condition of borrowers and other counterparties;
- the financial condition and stability of major financial and market participants, including private financial institutions as well as governments and governmental agencies;
- competition within and outside the financial services industry;
- the occurrence of natural or man-made disasters, pandemics, conflicts, or terrorist attacks, or other adverse external events;

- effectiveness and cost-efficiency of FHN's hedging practices;
- fraud, theft, or other incursions through conventional, electronic, or other means directly or indirectly affecting FHN or its clients, business counterparties, or competitors;
- the ability to adapt products and services to changing industry standards and client preferences;
- risks inherent in originating, selling, servicing, and holding loans and loan-based assets, including prepayment risks, pricing concessions, fluctuation in U.S. housing and other real estate prices, fluctuation of collateral values, and changes in client profiles;
- changes in the regulation of the U.S. financial services industry;
- changes in laws, regulations, and administrative actions, including executive orders, whether or not specific to the financial services industry;
- potential claims alleging mortgage servicing failures, individually, on a class basis, or as master servicer of securitized loans;
- potential claims relating to participation in government programs, especially lending or other financial services programs;
- potential requirements for FHN to repurchase, or compensate for losses from, previously sold or securitized mortgages or securities based on such mortgages;
- changes in accounting policies, standards, and interpretations;
- evolving capital and liquidity standards under applicable regulatory rules;
- accounting policies and processes that require management to make estimates about matters that are uncertain;
- reputational risk and potential adverse reactions or changes to business or associate relationships; and
- other factors that may affect future results of FHN.

Any forward-looking statements made by or on behalf of FHN speak only as of the date they are made, and FHN assumes no obligation to update or revise any forward-looking statements that are made in this report or in any other statement, release, report, or filing from time to time. Actual results could differ and expectations could change, possibly materially, because of one or more factors, including those factors listed above or presented elsewhere in this report, those factors listed in material incorporated by reference into this report, and other factors not listed. In evaluating forward-looking statements and assessing our prospects, readers of this report should carefully consider the factors mentioned

Table of Contents

above along with the additional risks and factors discussed in Items 1, 1A, and 7 of this report, among others. Readers should also consult any further disclosures of a forward-looking nature in any subsequent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, or Current Reports on Form 8-K.


PART I


Item 1.   Business

Our Businesses

Overview

First Horizon Corporation is a Tennessee corporation. We incorporated in 1968, and are headquartered in Memphis, Tennessee. We are a bank holding company under the Bank Holding Company Act, and a financial holding company under the Gramm-Leach-Bliley Act. Our common stock is listed on the New York Stock Exchange under the symbol "FHN." At December 31, 2024, we had total consolidated assets of $82 billion. We provide diversified financial services through our subsidiaries, principally First Horizon Bank. The Bank is a Tennessee banking corporation headquartered in Memphis, Tennessee.

During 2024 approximately 21% of our consolidated revenues were provided by fee and other noninterest income, and approximately 79% of revenues were provided by net interest income.

As a financial holding company, we coordinate the financial resources of the consolidated enterprise and maintain systems of financial, operational, and administrative control intended to coordinate selected policies and activities, including as described in Item 9A of Part II.

The Bank

The Bank was founded in 1864 as First National Bank of Memphis. During 2024, through its various business lines, including consolidated subsidiaries, the Bank reported revenues (net interest income plus noninterest income) of approximately $3 billion. The Bank generated a substantial majority of First Horizon's consolidated revenue. At December 31, 2024, the Bank had $82 billion in total assets, $66 billion in total deposits, and $63 billion in total loans (including certain leases, before considering the allowance for loan and lease losses).

Principal Businesses, Brands, & Locations

Our principal brands at year-end 2024 are summarized in Table 1.1.

Table 1.1

Principal Businesses & Brands at Year-End

Businesses	Principal Brands
Banking & financial services generally	First Horizon & First Horizon Bank
Fixed income / capital markets	FHN Financial
Mortgage lending	First Horizon Bank
Insurance brokerage & management services	First Horizon Advisors
Wealth management & brokerage services	First Horizon Advisors

At December 31, 2024, First Horizon's subsidiaries had over 450 business locations in 24 U.S. states, excluding off-premises ATMs. Most of those locations were banking centers. At year-end, the Bank had 416 retail banking centers in 12 states, as shown in Table 1.2.

Table 1.2

Retail Banking Centers at Year-End

State	#	State	#
Tennessee	137	Arkansas	12
North Carolina	79	South Carolina	10
Florida	76	Virginia	8
Louisiana	56	Texas	7
Alabama	13	Mississippi	4
Georgia	13	New York	1

Many banking centers contain special-service areas such as wealth management and mortgage lending.

At year-end 2024, First Horizon also had over fifty client-service offices not physically within banking centers, including fixed income, home mortgage, wealth management, and commercial loan offices. The largest groups of those offices were 25 fixed income offices in 17 states across the U.S. and 7 stand-alone mortgage lending offices in 5 states. First Horizon also has operational and administrative offices.

Loans

Loan Portfolios

Lending is a major source of revenue for us, and loans are our largest asset type. Table 1.3 shows our total loans (including certain leases) at year-end 2024, along with some details regarding the composition of our loans. Most of our loans are commercial.

As shown in Table 1.3, our loans are broken into two major types: commercial and consumer. Each type is broken into portfolios. Our three major portfolios are: traditional, unsecured commercial, and financial and industrial ("C&I") loans; secured commercial real estate ("CRE") loans; and secured consumer real estate loans. A fourth portfolio consists of consumer credit card and other consumer debt.

Table 1.3

Loan Types & Portfolios[1]

Commercial	**$48 B**	**76 %**
Consumer	**15 B**	**24**
Total Loans	**$63 B**	**100 %**

Commercial Portfolios	**% of Type**	**% of Total**
C&I	70 %	53 %
CRE	30	23

Consumer Portfolios	**% of Type**	**% of Total**
Consumer real estate	95 %	23 %
Credit card/other	5	1

[1] Dollars and percentages at December 31, 2024.

Geographic Mix

Geographically, a significant majority of our loans originate from five states: Florida, Tennessee, Texas, North Carolina, and Louisiana. The geographic dispersion of our loans varies considerably among our three major loan portfolios, as shown in Table 1.4.

Table 1.4

Major Loan Portfolios[1] by Geography

C&I ($33B)		CRE ($14B)		Cons. RE ($14B)	
Tennessee	20 %	Florida	26 %	Florida	29 %
Florida	12	Texas	13	Tennessee	22
Texas	11	N. Carolina	13	Texas	12
N. Carolina	7	Georgia	10	Louisiana	8
California	6	Tennessee	9	N. Carolina	7
Louisiana	6	Louisiana	7	Georgia	6
Georgia	4	All other	22	New York	5
All other	34			All other	11

[1] Dollars and percentages at December 31, 2024.

C&I Loans

The C&I portfolio, our largest portfolio by far, was $33 billion at December 31, 2024. Our C&I portfolio has an industry concentration: about 21% of C&I loans are to businesses in the financial services industry, which includes finance and insurance companies and mortgage lending companies, while 12% of our C&I loans are to borrowers in the real estate and rental and leasing industry. The rest of C&I covers a wide range of industries, as shown in Table 1.5a.

Table 1.5a

C&I Loans[1] by Industry/Line of Business

Real estate and rental and leasing (a)	12 %
Finance and insurance	11
Loans to mortgage companies	10
Health care and social assistance	8
Wholesale trade	7
Manufacturing	7
Accommodation and food service	7
Retail trade	5
Transportation and warehousing	5
Energy	4
Other C&I	24

[1] Percentages of C&I portfolio at December 31, 2024.
(a) Leasing, rental of real estate, equipment, and goods.

CRE Loans

The CRE portfolio was $14 billion at December 31, 2024. The largest property type within CRE is multi-family, as shown in Table 1.5b. The next three largest property types were office, retail, and industrial. At year-end, nearly half of the office loans were for medical industry office space.

Table 1.5b

CRE Loans[1] by Property Type

Multi-family	36 %
Office	19
Retail	15
Industrial	15
Hospitality	9
Land/land development	2
Other CRE	4

[1] Percentages of CRE portfolio at December 31, 2024.

Consumer Loans

Consumer loans totaled $15 billion at December 31, 2024, as shown in Table 1.3 above. A substantial majority of consumer loans consists of home equity loans, mortgages, and other secured consumer real estate loans.

Further information regarding our loans is provided in Note 3 beginning on page 135 appearing in our 2024 Financial Statements (Item 8), and under the captions *Analysis of Financial Condition* and *Asset Quality,* beginning on pages 67 and 70, respectively, of our 2024 MD&A (Item 7).

Deposits

Deposits comprise our largest resource to fund lending. Deposits overall also tend to be our lowest-cost funding source. At year-end 2024, we had total deposits of $66 billion. Most of our deposits are held in our commercial, consumer & wealth banking segment. Table 1.6 provides a deposit overview at December 31, 2024.

Further information regarding deposits is provided: in Note 8 beginning on page 152 appearing in our 2024 Financial Statements (Item 8); under the caption *Deposits* beginning on page 81 appearing in our 2024 MD&A (Item 7); and in other parts of this report referenced under *Deposits*.

Table 1.6

Deposit[1] Overview

Client Types	% of Total		Acct Types	% of Total		FDIC Insured Status	% of Total		Source	% of Total
Commercial	55 %		Savings	41 %		Estimated Insured	59 %		Tennessee	37 %
Consumer	45		Time deposits	10		Est. Uninsured - Total	41		Florida	18
			Other interest	25		Est. Uninsured - Collateralized	7		N. Carolina	13
			Noninterest	24					Louisiana	12
									All other	20

[1] Percentages of deposits at December 31, 2024.

Business Segments

Segment Overview

Our financial results of operations are reported through operational business segments which are not closely related to the legal structure of our subsidiaries. During 2024, we reorganized our internal management structure and, accordingly, reclassified our reportable business segments. Prior to the 2024 reclassification, we operated through three business segments: (1) regional, (2) specialty, and (3) corporate. As a result of the 2024 reclassification, our reportable business segments now include: (1) commercial, consumer & wealth, (2) wholesale, and (3) corporate. In this report, segment information for prior periods has been reclassified to conform with our current segments.

Financial and other additional information concerning our segments—including information concerning assets, revenues, and financial results—appears in our 2024 MD&A (Item 7) and in our 2024 Financial Statements (Item 8), especially in Note 19—Business Segment Information. Note 19 begins on page 175.

Commercial, Consumer & Wealth and Wholesale Banking Segments

By far most of our loans and deposits are in the commercial, consumer & wealth and wholesale banking segments. Similarly, those segments are the sources of most of our revenues and expenses. The two segments create and use financial resources differently, and the revenues they generate have a very different mix of net interest income vs. noninterest income. In addition, commercial, consumer & wealth banking is larger than wholesale banking by many financial measures. Table 1.7 provides high-level financial information for each of those two segments, highlighting these points.

Table 1.7

Commercial, Consumer & Wealth (CCW) vs Wholesale Banking Snapshot

(Dollars in millions)	CCW	Wholesale
2024 Average assets	$ 59,402	$ 8,209
2024 Net interest income	2,543	194
2024 Noninterest income	461	230
2024 Pre-tax income	1,429	122

Commercial, Consumer & Wealth and Wholesale Lines of Business

The principal lines of business in the commercial, consumer & wealth banking segment are:

- commercial banking (larger business enterprises)
- business banking (smaller business enterprises)
- consumer banking
- private client and wealth management

Table of Contents

- asset-based lending

- professional commercial real estate (Prof-CRE)

- equipment finance

- energy finance

- international banking

- healthcare finance

- trucking and transportation finance

- corporate banking

The principal lines of business in the wholesale banking segment are:

- fixed income/capital markets

- mortgage warehouse lending

- franchise finance

- correspondent banking

- mortgage origination

Geographically, commercial, consumer & wealth banking's traditional lending and deposit taking activities mainly serve commercial and consumer clients located in markets associated with our banking center footprint. Many of the businesses within wholesale banking, as well as several specialty lines of business within commercial, consumer & wealth banking, have much broader geographic reach. For example, our fixed income business has offices from Hawaii to Massachusetts and California is listed in Table 1.4 primarily because of wholesale banking's franchise finance business line.

Revenues and earnings from three of the business lines in the wholesale banking segment are significantly more volatile over time than our traditional lending and deposit taking activities. In addition to being sensitive to economic conditions generally, those wholesale business lines can be very strongly impacted or benefited by changes in interest rates or in the shape of the yield curve. Those business lines are fixed income/capital markets, mortgage warehouse lending, and mortgage origination. Because they can perform well when other business lines are subdued, and vice-versa, we sometimes refer to these as our counter-cyclical businesses. While 2023 overall was a subdued year for these counter-cyclical businesses as interest rates continued to rise before leveling, and the yield curve was inverted for the entire year, 2024 saw improvement as the yield curve flattened in the fourth quarter and mortgage rates modestly abated from 2023 highs.

Services We Provide

At December 31, 2024, we provided the following services through our subsidiaries and divisions:

- general banking services for consumers, businesses, financial institutions, and governments

- fixed income sales and trading; underwriting of bank-eligible securities and other fixed-income securities eligible for underwriting by financial subsidiaries; loan sales; advisory services; and derivative sales

- mortgage banking services

- brokerage services

- correspondent banking

- transaction processing: nationwide check clearing services and remittance processing

- trust, fiduciary, and agency services

- credit card products

- equipment finance services

- investment and financial advisory services

- mutual fund sales as agent

- retail insurance sales as agent

Information about the net interest income and noninterest income we obtained from our largest categories of products and services appears under the caption *Results of Operations—2024 Compared to 2023* beginning on page 59 of our 2024 MD&A (Item 7).

Table of Contents

Significant Business Developments Over Past Five Years

Selected Financial Data Past Five Years

Table 1.8 provides selected data concerning revenues, expenses, assets, liabilities, shareholders' equity, and certain other metrics for the past five years.

Table 1.8

SELECTED CONSOLIDATED FINANCIAL DATA

(Dollars in millions; financial condition data shown period-end, as of December 31)

	2024	2023	2022	2021	2020
Net interest income	$ 2,511	$ 2,540	$ 2,392	$ 1,994	$ 1,662
Noninterest income	679	927	815	1,076	1,492
Net income available to common shareholders	738	865	868	962	822
Total loans and leases	62,565	61,292	58,102	54,859	58,232
Provision (benefit) for credit losses	150	260	95	(310)	503
Net Charge-offs	112	170	59	2	120
Net interest margin	3.35 %	3.42 %	3.10 %	2.48 %	2.86 %
Total assets	82,152	81,661	78,953	89,092	84,209
Total deposits	65,581	65,780	63,489	74,895	69,982
Total term borrowings	1,195	1,150	1,597	1,590	1,670
Total liabilities	73,041	72,370	70,406	80,598	75,902
Preferred stock	426	520	1,014	520	470
Total shareholders' equity (financial statement)	9,111	9,291	8,547	8,494	8,307
Common Equity Tier 1 Capital (regulatory)	7,967	8,104	7,032	6,367	6,110

Priorities & Developments

Over the past five years, our strategic priorities have focused on:

- targeted and opportunistic expansion of consumer and commercial banking products and markets;

- targeted and opportunistic expansion of commercial lending, mainly through strategic and tactical transactions, talent development, and talent acquisitions;

- rigorous expense management with continued investment in revenue generating initiatives;

- managing business units and products with a strong emphasis on risk-adjusted returns on invested capital;

- providing exceptional client service and experience as a primary means to differentiate us from competitors; and

- investment in scalable technology and other infrastructure to attract and retain clients and to support expansion.

Examples of our implementation of these priorities include:

- In July 2020, we completed a merger of equals transaction with IBERIABANK Corporation and purchased 30 branches from Truist Bank, making 2020 a transformative year. See *IBKC Merger of Equals in 2020* and *30-Branch Acquisition in 2020* in

this Item below for additional information. In February 2022, we completed the principal systems conversion work related to that merger.

- As shown in Table 1.8, the COVID-19 pandemic caused us to recognize substantial provision for credit losses in 2020 and reduced our transaction volume and revenues. See the discussion captioned *CECL Accounting and COVID-19* within *Events Impacting Year-to-Year Comparisons*, immediately below. In 2021, a large portion of that 2020 provision expense was effectively reversed, resulting in a provision credit for the year.

- The pandemic also resulted in strong deposit growth in 2020 and 2021, despite interest rates being extremely low. We believe federal assistance and stimulus programs in 2020 and early 2021 significantly bolstered deposits in both years. The Federal Reserve began quantitative tightening in mid-2022, which reduced the level of liquidity in the banking system. This resulted in a smaller deposit base for us and for the industry as a whole. This development, coupled with the regional bank crisis in the spring of 2023, prompted us to launch a successful deposit-gathering campaign in the second quarter of 2023.

- We have made key talent hires in critical areas throughout our company, with the main focus on

- organically growing economically profitable business lines inside and outside our traditional markets.

- Throughout this period, we have pruned and adapted our physical banking center network to reflect long-term trends in client usage of banking centers and are making more efficient use of other physical facilities. Correspondingly, we have expanded and enhanced our digital banking products and services. These activities were significantly paused during the period when the TD Transaction was pending.

- In 2022 interest rates rose aggressively. This improved our lending margins during the year as we were able to raise average lending rates faster than average funding rates. In 2023 the rates and amounts we paid for deposits rose appreciably, but the impact was moderated by continued increases in lending rates along with a decrease in our borrowings. In 2024 both lending rates and deposit costs began to decline, but the decline in deposit costs lagged the decline in lending rates, resulting in a modest decline in our 2024 net interest margin.

- Until 2022, when interest rates in the U.S. began to rise significantly, lending was strong in certain wholesale areas, such as loans to mortgage companies, where demand was strongly stimulated by low interest rates. Mortgage-related lending and services fell significantly in 2022 and 2023, driven by the divestiture of our title services business in the third quarter of 2022 and continued high interest rates throughout the period. This downward trend in mortgage lending reversed in 2024 as mortgage rates modestly abated from 2023 highs, even while longer-term rates remained well above the lows of a few years ago.

- Similarly, 2022's rising rate environment and significant financial market volatility negatively impacted our fixed income and capital markets business compared to earlier years in this period. That adverse environment continued throughout 2023. Like our mortgage-related businesses, our fixed income and capital markets business rebounded in 2024, as interest rates declined and the yield curve flattened after having been inverted throughout 2023 and the first half of 2024.

Events Impacting Year-to-Year Comparisons

Securities Portfolio Restructuring in 2024

In the fourth quarter of 2024, we engaged in a restructuring of a portion of our investment securities portfolio, resulting in a $91 million pre-tax loss. While this action reduced income in 2024, it will improve our investment portfolio returns over the next few years.

TD Transaction 2022-2023

In February 2022, we agreed to be acquired by TD in a merger transaction. Our shareholders approved the TD Transaction in May 2022. In May 2023, after TD failed to obtain timely regulatory approval, we and TD agreed to terminate the transaction. See *Toronto-Dominion Transaction* below for further information.

Preparation for the consummation of the TD Transaction resulted in significant noninterest expense in 2022 and 2023 unrelated to the ordinary course of business. TD paid us a termination fee of $225 million which substantially increased 2023 noninterest income. We used $50 million of that fee to support the communities we serve.

As part of the TD Transaction, in 2022 TD paid us $494 million to purchase shares of our Series G convertible preferred stock. After the transaction terminated, the Series G stock was converted into our common stock in 2023 at a conversion price of $25 per common share.

Regional Bank Failures in 2023

Over the weekend of March 11, 2023, the FDIC closed two large regional banks that had experienced a run on their deposits. On May 1, 2023, the FDIC closed a third large regional bank after a slower but extended run on its deposits. During this period most regional bank stock prices fell significantly and experienced substantial volatility.

Although stock price drops and fluctuations do not directly impact our financial results or position, we took action to maintain client confidence in our financial stability when the TD Transaction terminated just a few days after the third bank failure. Those actions included a significant deposit-acquisition campaign and a rapid uptick in marketing efforts. Also, a special FDIC assessment, prompted by the bank failures and applied to all large and regional banks in the U.S., was recognized by us as a significant expense item in 2023.

Stock Purchase Moratorium in 2022-2023

After announcing the TD Transaction in 2022, we halted our stock purchase program except for tax withholding related to stock awards. When the TD Transaction terminated in the midst of market turmoil surrounding three U.S. regional bank failures, and facing the prospect of possible new regulatory requirements (stemming from those failures) which would directly affect our capital, we continued the moratorium for all of 2023. The moratorium ended in first quarter 2024.

Gain on Sale of Business

In third quarter of 2022, we sold our title services business, recognizing a $22 million pre-tax gain.

IBKC Merger of Equals in 2020

In July 2020, we closed our merger of equals with IBERIABANK Corporation ("IBKC"). IBKC was the parent company of IBERIABANK based in Lafayette, Louisiana. At year-end 2019, IBKC had $31.7 billion of total assets—nearly 75% of our size at that time—and operated over 190 banking centers in 11 states: Louisiana, Texas, Arkansas, Tennessee, Mississippi, Alabama, Georgia, Florida, North and South Carolina, and New York. IBKC's largest concentrations of banking centers were in Louisiana and Florida. We and IBKC offered many of the same financial services before the merger, but IBKC exceeded us in several areas, most notably in equipment financing, mortgage, and title services. IBKC shareholders collectively were issued 243 million First Horizon common shares (on a net basis).

Under applicable accounting guidance, none of the income or expense recognized by IBKC prior to the merger was included in our income or expense for 2020. As a result, our 2020 operating results consisted of approximately two quarters of legacy First Horizon alone plus approximately two quarters of combined First Horizon and IBKC. In addition, operating results in 2020 were significantly affected by merger-related expenses and by two significant accounting impacts, described in *Large Accounting Impacts from IBKC Merger* below.

30-Branch Acquisition in 2020

In July 2020, we purchased 30 branches in North Carolina (20), Virginia (8), and Georgia (2) from SunTrust Bank (now Truist Bank). Those branches are in markets which we did not serve previously, or in which we did not have a leading market position. Along with the branch facilities, we acquired $0.4 billion of related loans and assumed $2.2 billion of deposits.

Large Accounting Impacts from IBKC Merger

Under applicable accounting guidance, closing the IBKC merger in July 2020 created two substantial impacts on our operating results for 2020. First, although we were required to record IBKC's loans at fair value on the closing date, we also were required to recognize, as a provision for credit losses, an estimate of current expected credit losses for certain acquired loans. A similar process, with much smaller numbers, occurred for the loans associated with the 30-branch purchase. The overall incremental expense, recorded in third quarter 2020, was $147 million. Moreover, we were required to record, on a preliminary basis, a nontaxable purchase accounting gain from the merger of $533 million, driven by the stock market decline in 2020 associated with the COVID-19 pandemic. The net result of those two impacts was a $386 million uplift to our pre-tax income in 2020 unrelated to the ordinary operation of our businesses.

Expenses related to IBKC Merger

Closing the IBKC merger, integrating the business operations and systems, and making the changes necessary to achieve intended cost and other synergies resulted in substantial noninterest expense, especially in 2020 and 2021.

Low Credit Loss Rates

During this period, our provision expense and net charge-offs have, for the most part, been lower than historical norms. Provision expense spiked in 2020 when the very sudden COVID recession triggered significant upward revisions in our expected credit losses, and provision expense was negative in 2021 when a sizeable portion of the 2020 loss reserves were released as loss expectations moderated substantially. Net charge-offs during those years similarly were higher in 2020 and lower in 2021, though the deviations from the norm were much less severe. If 2020 and 2021 are viewed together as a single period, annual provision expense and net charge-offs were similar to levels in 2022. When loan losses are low, differences from year to year can be idiosyncratic, driven by just one or a few clients. In 2023, loss levels increased but continued to be low in general; however, a single commercial loan default drove an uptick in provision expense and net charge-offs for the year.

CECL Accounting and COVID-19

Starting in 2020, accounting guidance changed, requiring us to recognize "current expected credit loss" on all loans. The new guidance had the effect of accelerating, compared to prior guidance, the recognition of provision expense at times when general economic conditions deteriorate in a rapid manner. Also in 2020, government and public reaction to the COVID-19 pandemic caused substantial and rapid, and previously unexpected, business disruption and economic deterioration. Those events substantially changed our expectations for future credit loss and, accordingly, our provision was significantly elevated in 2020.

In 2021, we recognized net provision credit (negative expense) in the year overall, as a portion of credit loss accrued in 2020 was effectively reversed and underlying credit loss trends remained modest in most portfolios. In 2022 our provision expense and underlying credit loss trends returned to a more normal pattern.

PPP

In 2020, the U.S. government created a temporary Paycheck Protection Program, or PPP, in response to the COVID-19 pandemic. The PPP allowed qualifying employers to take out qualifying bank loans that were guaranteed by the federal government. The loans later were forgiven, often within a year, with the bank made whole by the program. The program ended in 2021. Our PPP revenues were approximately $122 million in 2021, but only $21 million in 2022.

Table of Contents

Fixed Income Volatility

In 2020 and 2021 moderate market volatility and the downward direction of interest rates resulted in much higher trading volume and noninterest income in our fixed income business. During most of 2022 the Federal Reserve aggressively raised rates, resulting in a significant fall-off in fixed income revenues, which continued in 2023. In 2024, the Federal Reserve began reducing interest rates, cutting rates by 50 basis points in September and by 25 basis points in both November and December. This reduction in rates resulted in increased trading volume and noninterest income in our fixed income business for 2024. See the *Fixed Income* discussion under *Cyclicality* within the *Other Business Information* section of this Item, which begins on page 19, for additional information.

Monetary Policy Shifts

Interest rates were low by historical standards in the first two years of this five-year period and generally fell during those years. This environment lowered our net interest margin in 2020 and 2021. Net interest margin is a measure of the profit we make on loans and other earning assets in relation to our cost of deposits and other funding sources. Because funding costs cannot realistically fall below zero, the very low rate environment during 2020-21 resulted in historically low net interest margin levels for us.

During much of 2021, the Federal Reserve kept short-term rates low and maintained an asset-buying program intended to put downward pressure on long-term rates. In 2022, the Federal Reserve began to raise short-term rates in large (as much as 75 basis point) moves and ceased its asset-buying program. This was in reaction to price inflation experienced in the U.S. during much of 2021 and in 2022. In 2023 short-term rate increases slowed substantially and then stopped entirely, while long-term rates rose and then fluctuated. The Federal Reserve began reducing short-term rates in the second half of 2024, but despite these reductions, long-term rates have remained well above the lows of a few years ago.

During the last half of 2022, all of 2023 and the first half 2024, the traditional two-year/ten-year yield curve for U.S. Treasury debt was inverted, meaning the two-year rate exceeded the ten-year. Historically, inversion is not common, and extended periods of inversion are quite rare. Although several factors likely contributed to the inversion during this period, we believe a key factor in this instance, especially in 2023 and the first half of 2024, was that markets tried to anticipate when, and how aggressively, the Federal Reserve would start cutting short-term rates in order to avoid or mitigate a recession. The yield curve steepened by the end of 2024 as the Federal Reserve began reducing short-term rates in the latter portion of the year. Our net interest margin improved in 2022 and, despite the inversion, improved again in 2023, but declined modestly in 2024.

Additional information concerning monetary policy and changes to it appears: within the *Effect of Governmental Policies and Proposals* section of Item 1 beginning on page 30; under the caption *Risks Associated with Monetary Events* beginning on page 37 within Item 1A; and under the caption *Inflation, Recession, and Federal Reserve Policy* within the *Market Uncertainties and Prospective Trends* section of 2024 MD&A (Item 7), which begins on page 97.

Mortgage-Related Businesses

We lend to mortgage lending companies, we originate mortgage loans, and (until 2022) we provided title and related services, all of which depend significantly on new and refinanced home mortgage activity. Lending to mortgage companies has been a significant business for us in all five years shown in Table 1.8; title and related services were significant for us in 2020, 2021, and 2022.

All three mortgage-related businesses benefited substantially from the low interest rate environment that ended in 2022. All our remaining mortgage-related businesses were adversely impacted when rates rose in 2022. Mortgage-related businesses rebounded in 2024, as those businesses attracted new clients, existing clients increased their lines of credit, and peers exited the business.

Significant Trends Past Five Years

Noteworthy trends during these five years included:

- Net interest margin declined from 2020 to 2021, though net interest income rose in 2021 as a result of increased average loan balances following the 2020 IBERIABANK merger. Net interest income expanded again in 2022 and 2023 as margins improved with the rising-rate environment, and loan growth continued. Both net interest income and net interest margin declined modestly in 2024, driven largely by increased deposit costs for the first 7 months of the year.

- Noninterest income declined in 2021 largely driven by a $533 million nontaxable purchase accounting gain from the IBERIABANK merger which was included in 2020 noninterest income, partially offset by a substantial increase in noninterest income following the merger, especially in relation to consumer mortgage originations and related services, and by strong fixed income revenues. The rising rates in 2022 negatively impacted mortgage and fixed income revenues in 2022 and in 2023. The uptick in 2023's noninterest income was driven by the fee paid to FHN when the TD Transaction terminated. Noninterest income declined in 2024 due to the merger termination fee included in 2023 and a pre-tax loss related to the restructuring of our investment securities portfolio, partially offset by increased fixed income and mortgage revenues related to interest rate declines in the last half of 2024.

- Deposit growth in 2021 was driven by deposits of proceeds of PPP loans and expansive monetary policy, as well as by organic growth in deposits from core banking clients. Deposits in 2022 fell as the PPP

impact receded and competitive pricing (rate) pressures increased. Deposits grew again in 2023 as a result of a successful deposit acquisition campaign, but leveled off in 2024 as deposit campaign promotional rates expired and short-term interest rates declined.

Toronto-Dominion Transaction

On February 27, 2022, FHN entered into an Agreement and Plan of Merger (the "TD Merger Agreement") with The Toronto-Dominion Bank, a Canadian chartered bank ("TD") and certain TD subsidiaries. Under that agreement, TD was to acquire FHN for an all-cash purchase price of $25 per FHN common share, with the price modestly increasing if the transaction closed later than a certain date.

On February 9, 2023, FHN and TD agreed to extend the outside date for the transaction to close until May 27, 2023. Subsequent to the extension, TD informed FHN that TD did not expect the necessary regulatory approvals to be received in time to complete the transaction by May 27, 2023. On May 4, 2023, FHN and TD agreed to terminate the transaction.

Exited Businesses

Over the past five years, we have focused primarily on traditional lending and deposit taking to commercial and consumer clients and on the specialty lines of businesses within our commercial, consumer & wealth and wholesale

banking segments. We have partially or fully exited some smaller businesses during those years. Exited businesses are managed in our corporate segment.

Competition

In all aspects of the businesses in which we engage, we face substantial competition from banks doing business in our markets as well as from savings and loan associations, credit unions, other financial institutions, consumer finance companies, trust companies, investment

counseling firms, money market and other mutual funds, insurance companies and agencies, securities firms, mortgage banking companies, hedge funds, and other firms offering financial products or services.

Banking Competition

Our traditional lending and deposit taking businesses primarily compete in those areas within the southern U.S. where we have banking center locations, summarized in Table 1.2. However, competition in our industry is trending away from the traditional geographic footprint model. That trend is happening throughout the industry, but the rate of change is highly uneven among different types of clients, products, and services. In our company, that trend is most evident in the specialty lines of business that comprise our wholesale banking business, as well as the specialty lines included in commercial, consumer & wealth banking (such as asset-based lending, commercial real estate, and equipment finance).

Our specialty lines of business serve both consumer and commercial clients. The consumer businesses remain strongly linked to our physical banking center locations, even as our delivery of financial services to consumers is increasingly focused on popular non-physical delivery methods, such as online and mobile banking. Online and mobile banking have contributed to a decline in banking center usage, but not (so far) an erosion of the link

between banking center versus consumer client location. Increasingly, however, consumers are able to manage, through a single institution, their financial accounts at multiple institutions. Cross-institutional management features may contribute to a de-linking of consumers to physical banking center networks.

Our commercial businesses, especially our specialty lines of business, also have a geographic linkage, but it is weaker. Some areas of specialty lending, such as franchise finance, mortgage warehouse lending, asset-based lending, and certain other specialty businesses (see *Fixed Income Competition* below) are multi-regional or national in scope rather than being heavily centered on banking center locations.

Key traditional competitors in many of our markets include Bank of America N.A., Fifth Third Bank National Association, First-Citizens Bank & Trust Company (*dba* First Citizens Bank), Hancock Whitney Bank, Huntington National Bank, JPMorgan Chase Bank National Association, Regions Bank, Pinnacle Bank, PNC Bank National

Association, Synovus Bank, Truist Bank, and Wells Fargo Bank N.A., among many others including many community banks and credit unions.

A number of recent technologies created or operated by non-banks have been integrated into the financial systems used by traditional banks, such as the evolution of ATM cards into debit/credit cards and the evolution of debit/credit cards into smart phones. These sorts of incrementally evolutionary technologies often have expanded the market for banking services overall while siphoning a portion of the revenues from those services away from banks. Prior methods of delivering those services were disrupted, but often at a pace which all but the weakest banks could accommodate.

Recently, some evolutionary pressures have arisen which may prove to be less incremental and more disruptive. For example, in financial planning and wealth management, companies that are not traditional banks, including both long-established firms and new ones, have developed highly interactive systems and applications. These services compete directly with traditional banks in offering personal financial advice. The low-cost, high-speed nature of these "robo-advisor" services can be especially attractive to younger, less-affluent clients and potential

clients. We and other traditional banks offer similar services, but doing so risks cannibalizing traditional business models for these services.

In recent years, certain financial companies or their affiliates that traditionally were not banks have been able to compete more directly with the Bank for deposits and other traditional banking services and products. The trend of increasing fluidity across traditional boundaries is likely to continue. Non-traditional companies competing with us for traditional banking products and services include investment banks, brokerage firms, insurance company affiliates, peer-to-peer lending arrangers, non-bank deposit acceptors, companies offering payment facilitation services, and extremely short-term consumer loan companies.

Competition for clients related to traditional and specialty banking products and services is most pronounced in rate pricing (loan rates, loan spreads, and deposit rates), services pricing, scope of services offered, quality of service, convenience, and ease of use for self-service areas such as online and mobile banking. Since 2022, rate pricing competition for deposits has been more intense than had been true in recent earlier years.

Fixed Income Competition

Our fixed income business, which is part of our wholesale banking segment, serves institutional clients, broadly segregated into depositories (including banks, thrifts, and credit unions) and non-depositories (including money managers, insurance companies, governmental units and agencies, public funds, pension funds, and hedge funds).

Both client groups are widely dispersed geographically, predominantly within the U.S. We have many competitors within both groups, including major U.S. and international securities firms as well as numerous regional and local firms.

Additional Information About Competition

For additional information on the competitive position of FHN and the Bank, refer to the *General* subsection above within this Item 1. Also, refer to the subsections entitled *Supervision and Regulation* and *Effect of Governmental Policies*, both of which are relevant to an analysis of our

competitors. Due to the intense competition in the financial services industry, we can make no representation that our competitive position has or will remain constant, nor can we predict how it may change in the future.

Human Resources Management

Firstpower Culture

Our 160-year history is rooted in our people-focused culture, centered around teamwork and collaboration to achieve best in class results. Everything we do is aligned with our Purpose, Core Values and Commitment, holding ourselves to the highest standards of ethical conduct and operational excellence.

Our Purpose: To help our clients unlock their full potential with capital and counsel.

Our Core Values:

- *Put Clients First* – Go above and beyond to listen, understand and solve the client's needs. Follow through and exceed expectations every step of the way.

- *Care About People* – Treat others with respect and dignity. Foster a culture of collaboration. Demonstrate kindness and empathy for all.

- *Commit to Excellence in Everything We Do* – Conduct business with professionalism and dignity. Embody a "can do" spirit that gets results for our clients.

- *Expand Access*—Make it easy to work and invest with us.

- *Foster Team Success* – Measure wins in terms of "we" not "me." Take pride in company success. Be invested in a shared vision for future growth.

Commitment: As teammates and as individuals, we must own the moment. We listen, understand and deliver.

Continuously adapting to the changing needs and expectations of our workforce remains a priority to ensure we attract and retain top talent, have a highly engaged workforce and are well positioned to serve our associates, clients and communities and shareholders.

We strive to offer a workplace in which our associates feel valued, motivated and empowered to grow and excel. In addition to competitive health care benefits, wellness programs and parental and care-giver support, we offer professional development opportunities through mentoring and career development programs. Associates can actively engage with their colleagues at work and be involved in the community in a variety of ways, including through volunteerism and by participating in our numerous associate resource groups.

We regularly communicate through a variety of channels and seek input through formal surveys and through the Firstpower Council, a group of associates representing various areas of the company that provide direct feedback on opportunities to enhance our culture and organizational effectiveness. In 2024, we launched HR Help, a new associate self-service platform, providing detailed information designed to broaden the knowledge and support of the total health of every associate.

Year-End Statistical Information

At December 31, 2024*:

- First Horizon had 7,252 associates, or 7,155 full-time-equivalent associates and 97 part-time equivalent associates, not including contract labor for certain services:
  - 65% white, 20% African American, 9% Hispanic, 3% Asian, and 2% other races or ethnicities
  - 62% female and 38% male
  - 4% had disabilities
- Of those, First Horizon had 1,230 corporate managers:
  - 74% white, 14% African American, 7% Hispanic, 2% Asian, and 2% other races or ethnicities
  - 54% female and 46% male
  - 2% had disabilities

- 37 members of the CEO's Operating Committee (composed of the CEO and leaders from across the organization):
  - 84% white, 11% African American, 0% Hispanic, 5% Asian, and 0% other races or ethnicities
  - 46% female and 54% male

* *Data compiled from information provided by associates. Percentages may not add to 100% due to rounding.*

Other Business Information

Strategic Transactions

An element of our business strategy is to consider acquisitions and divestitures that would enhance long-term shareholder value. Significant acquisitions and divestitures which closed during the past five years are described in *Significant Developments over the Past Five Years* beginning on page 12 of this report.

The most significant transactions in the past five years are our merger of equals with IBKC and our 30-branch purchase from Truist, both in 2020. IBKC's assets comprised roughly three-sevenths of our combined assets immediately after closing in July 2020. We completed systems integration for the IBKC merger in February 2022.

Subsidiaries

FHN's consolidated operating subsidiaries at December 31, 2024 are listed in Exhibit 21. Technical and regulatory details follow:

- The Bank is supervised and regulated as described in *Supervision and Regulation* in this Item below.

- The Bank is a government securities dealer. The FHN Financial division of the Bank is registered with the SEC as a municipal securities dealer. The FHN Financial Municipal Advisors division of the Bank is registered with the SEC as a municipal adviser.

- Martin & Company, Inc. and First Horizon Advisors, Inc. are registered with the SEC as investment advisers.

- First Horizon Advisors, Inc. and FHN Financial Securities Corp. are registered as broker-dealers with

the SEC and all states where they conduct business for which registration is required.

- First Horizon Insurance Services, Inc. and FHIS, Inc. are licensed as insurance agencies in all states where they do business for which licensing is required.

- First Horizon Advisors, Inc. is licensed as an insurance agency in the states where it does business for which licensing is required for the sale of annuity products.

- Our financial subsidiaries under the Gramm-Leach-Bliley Act are: FHIS, Inc.; FHN Financial Securities Corp.; First Horizon Advisors, Inc.; First Horizon Insurance Agency, Inc.; and First Horizon Insurance Services, Inc.

Client Concentration

Neither we nor any of our significant subsidiaries is dependent upon a single client or very few clients.

Calendar-Year Seasonality

We do not experience material seasonality. We do experience seasonal variation in certain revenues, expenses, and credit trends. Historically, these variations have somewhat increased certain expenses and diminished certain revenues for the consumer, commercial & wealth and wholesale banking segments, principally in the first quarter each year. In addition, we

experience seasonal variation in certain asset and liability balances, principally in the fourth quarter (consumer mortgages, commercial lending related to consumer mortgages, and certain associate-related reserves) and first quarter (consumer mortgages and commercial lending related to consumer mortgages).

Cyclicality

Banking

Financial services facilitate commercial and consumer economic activities in critical ways. In many key respects, modern financial services make modern types and volumes of economic activity possible. Put simply, we do well when our clients do well, and vice-versa. As a result, our banking business is broadly and strongly dependent on the size and strength of the U.S. economy.

Generally, when the U.S. economy is in an expansionary phase of the business cycle, our loan balances rise, income

from lending tends to rise (assuming static interest rates and margins), credit losses tend to fall, and fee income tends to increase. In a contracting phase, those patterns tend to reverse. The impact of those factors on our operating results can be substantial, especially if they consistently move up or down at the same time.

Our traditional banking businesses are highly dependent on the level of interest rates, whether federal monetary policy is easing or tightening, and on the shape of the interest rate yield curve. These factors also are cyclical, and are related in complex ways with the business cycle mentioned above.

These factors, and their impacts on us, often are mixed rather than consistently positive or negative. For example: low interest rates reduce the interest income we earn, reduce our costs of funding, tend to stimulate economic activity and loan growth, and, through lower debt service, tend to ease financial pressure on clients, reducing default risk. If the yield curve remains relatively steep, with long-term interest rates noticeably higher than short-term rates, our net interest margin will tend not to be significantly compressed by the lower rate environment, since lower short rates will keep our funding costs down while higher long rates will support the rates we can charge on lending. But if rates fall low enough (as they did in 2020-21), the yield curve will flatten and our margins will suffer. Moreover, the Federal Reserve tends to lower rates in response to, or to avoid, a weakening economy. Economic weakness tends to diminish client borrowing and other activities which benefit our performance.

Further information on these topics is presented: within Item 1A (which begins on page 31), in *Risk from Economic Downturns and Changes*, *Risks Associated with Monetary Events*, *Liquidity and Funding Risks*, and *Interest Rate and Yield Curve Risks*; and, within 2024 MD&A (Item 7), *Interest Rate Risk Management* (page 89), and *Market Uncertainties and Prospective Trends* (page 97).

Fixed Income

Our fixed income and capital markets business, reported as part of our wholesale banking segment, is significantly affected by interest rate cycles which, in turn, are affected by general economic and business cycles.

In broad terms, the typical impact of Federal Reserve interest and monetary policy on our fixed income business is summarized in Table 1.9.

Table 1.9

Typical Impact of Fed Policy on Fixed Income Performance

	Federal Reserve Policy Phase		
	Tightening	*Neutral*	*Easing*
Fixed Income Performance Tends to be	Weaker	Average	Stronger

"Tightening" can include actions by the Federal Reserve to raise short-term interest rates, push long-term rates up, tighten credit, shrink the money supply, and decelerate economic activity. "Easing" can include actions by the Federal Reserve to lower short-term interest rates, push long-term rates down, loosen credit, expand the money supply, and accelerate economic activity. Expectations of policy actions can have impacts similar to the actions themselves.

In terms of tightening vs. easing, the Federal Reserve policy phase sometimes is clearly known, but sometimes is not. Although Federal Reserve actions at a given time can consistently support one phase, often they are a mix. For example, the Federal Reserve may want to flatten the yield curve by raising short-term rates while pushing long-term rates down, or steepen the curve by taking the opposite actions. Complicating any forecast, the Federal Reserve can directly affect short-term rates but can only influence long-term rates, which are market-driven and which can defy the Federal Reserve's intentions. Also, major exogenous factors, such as the COVID-19 pandemic, can significantly impact the capital markets and the performance of our fixed income business. In broad terms, these relationships are summarized in Table 1.10.

Table 1.10

Key Drivers of Fixed Income Performance

Driver	If Driver Is:	FI Revenues Tend to Be:
Interest rates	Rising/up	Lower
	Falling/down	Higher
Market volatility	Extreme (low or high)	Lower
	Moderate	Higher
Yield curve	Flat or Inverted	Lower
	Steep	Higher
Credit spreads	Tighter	Lower
	Wider	Higher
Depository Liquidity	Lower	Lower
	Greater	Higher
Economy outlook	Positive	Lower
	Negative	Higher

In many circumstances these drivers deliver mixed impacts on fixed income performance, with some pushing higher while others push lower, or with some drivers pushing weakly while others are stronger. If most or all drivers strongly push in the same direction at the same time, fixed income performance usually is strongly impacted. Revenue levels in a strongly "higher" year can be more than double what they are in a strongly "lower" year. As a result, fixed income performance can be highly variable from year to year.

Mortgage-Related Businesses

The strength or weakness of consumer mortgage lending activity in the U.S. impacts two businesses of ours: mortgage origination and related services, and commercial lending to other mortgage lenders.

Mortgage lending activity is strongly linked to interest rate cycles. Activity tends to be inversely related to prevailing mortgage rates: when rates are high, home-buying and refinancing decrease, and when rates are low, home-buying and refinancing increase. Moreover, expectations about near-term future mortgage rates can accelerate or delay those impacts, as borrowers rush to avoid future rate increases or wait for future rate decreases.

Market Outlook

The most important market factors in 2025 for FHN likely will be (i) whether U.S. economic growth accelerates in 2025, and (ii) whether the Federal Reserve continues implementing short-term rate decreases, and, if so, the number, timing and magnitude of any rate decreases. Resumption of rising prices could prompt the Federal

Reserve to resume short-term rate increases which, in turn, could decrease economic growth or increase the risk of a recession.

Additional information concerning market uncertainties and trends appears in *Market Uncertainties and Prospective Trends* within 2024 MD&A (Item 7) beginning on page 97, especially under the caption *Inflation, Recession, and Federal Reserve Policy.*

Other Business Information Associated with this Report

For additional information concerning our business, refer to 2024 MD&A (Item 7) beginning on page 57.

Business Information External to this Report

Our current primary internet address is *www.firsthorizon.com*. A link to the Investor Relations section of our internet website appears near the bottom of the home page of our website. Near the top of the Investor Relations homepage there is a "SEC Filings" link in the banner. Clicking that link makes available to the public, free of charge, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form

8-K, proxy statements, and amendments thereto as soon as reasonably practicable after we file such material with, or furnish such material to, the Securities and Exchange Commission. Additional information regarding materials available on our website is provided in Item 10 of this report beginning on page 212. No information external to this report and its exhibits, unless specifically noted otherwise, is incorporated into this report.

Supervision and Regulation

Scope of this Section

This section describes certain of the material elements of the regulatory framework applicable to bank and financial holding companies and their subsidiaries, and to companies engaged in securities and insurance activities. It also provides certain specific information about us. To the extent that the following information describes

statutory and regulatory provisions, it is qualified in its entirety by express reference to each of the particular statutory and regulatory provisions. A change in applicable statutes, regulations, or regulatory policy may have a material effect on our business.

Overview

The Corporation

First Horizon Corporation is a bank holding company and financial holding company within the meaning of the Bank Holding Company Act of 1956, as amended (the "BHCA"), and is registered with the Federal Reserve. We are subject to the regulation and supervision of, and to examination by, the Federal Reserve under the BHCA. We are required to file with the Federal Reserve annual reports and such additional information as the Federal Reserve may require pursuant to the BHCA.

A bank holding company that is not a financial holding company is limited to engaging in "banking" and activities found by the Federal Reserve to be "closely related to banking." Eligible bank holding companies that elect to become financial holding companies may affiliate with securities firms and insurance companies and engage in a broader range of activities that are "financial in nature."

See *Financial Activities other than Banking* within this *Supervision and Regulation* discussion below.

The Federal Reserve may approve an application by a bank holding company to acquire a bank located outside the acquirer's principal state of operations without regard to whether the transaction is prohibited under state law, although state law may still impose certain requirements. See *Interstate Branching and Mergers* and *Community Reinvestment Act ("CRA")*, both within this *Supervision and Regulation* discussion below.

The Tennessee Bank Structure Act of 1974, among other things, prohibits (subject to certain exceptions) a bank holding company from acquiring a bank for which the home state is Tennessee (a "Tennessee bank") if, upon consummation, the company would directly or indirectly control 30% or more of the total deposits in insured depository institutions in Tennessee. As of June 30, 2024, the FDIC reports that the Bank held approximately 13% of such deposits.

The Bank

First Horizon Bank, our most significant subsidiary, is a Tennessee banking corporation subject to the regulation and supervision of, and to examination by, the TDFI. In addition to general supervision and examination powers, the TDFI has the power to approve mergers with the Bank, the Bank's issuance of preferred stock or capital notes, the establishment of banking centers, and many other corporate actions.

The Bank has chosen to be a member of the Federal Reserve. As a result, the Federal Reserve is the Bank's primary federal regulator. As a member, the Bank must buy and hold stock in its district Federal Reserve Bank equal to 6% of the Bank's capital stock and surplus. The Bank is paid a dividend on its investment at a rate which varies with ten-year U.S. Treasury rates, capped at 6%. The Bank cannot sell its investment in Federal Reserve Bank stock, and the investment provides the Bank with no control over the Federal Reserve System.

Tennessee law requires the Bank, as a member of the Federal Reserve, to comply with federal capital and many other regulatory requirements in lieu of, or sometimes in addition to, state requirements. For that reason, this *Supervision and Regulation* section focuses on federal requirements for many topics related to the Bank, mentioning state requirements only where significant.

The Bank is insured by, and subject to regulation by, the FDIC and is subject to regulation in certain respects by the CFPB. The Bank is also subject to various requirements and restrictions under federal and state law, including requirements to maintain reserves against deposits, restrictions on the types and amounts of loans that may be made and the interest that may be charged, limitations on the types of investments that may be made, activities that may be engaged in, and types of services that may be offered. Various consumer laws and regulations also affect the operations of the Bank. In addition, several of the Bank's subsidiaries are regulated separately, as discussed in *Subsidiaries* within this Item 1 under the *Other Business Information* discussion above, which begins on page 19.

In addition to the impact of regulation, commercial banks are affected significantly by the actions of the Federal Reserve as it attempts to control interest rates, money supply, and credit availability in order to influence the economy. Also, the Bank and certain of its subsidiaries are prohibited from engaging in certain tie-in arrangements in connection with extensions of credit, leases or sales of property, or furnishing products or services.

The regulatory framework governing banks and the financial industry is intended primarily to protect depositors, the Federal Deposit Insurance Fund, and the stability of the financial system, not to protect our Bank or our security holders.

Regulatory Tiers Based on Asset Size

Many rules dealing with critical regulatory topics divide banks into tiers based largely or entirely on asset size. Different topics have different cut-off points for the tiers. Within each topic, different rules apply to the different tiers.

Cut-off points vary significantly. However, as a rough generalization, for many regulatory topics the critical cut-off points are $10 billion, $100 billion, $250 billion, and $700 billion. Companies with less than $10 billion are less regulated in several important ways than we are, and companies with $250 billion or more are regulated much more severely in many important ways than we are. As a

result, under current law, compliance requirements, costs, and restrictions grow with size. While compliance requirements tend to change abruptly as a company crosses to the next tier, companies in the middle tiers, like FHN, may incur growing portions of the costs related to the next compliance tier, as they near the next regulatory threshold.

The remainder of this *Supervision and Regulation* discussion focuses primarily on rules which apply to FHN based on our current asset size.

Large-Bank Supervision Risk Categories

Federal regulators have established four risk-based categories for applying enhanced prudential standards (enhanced for larger banks). Category I applies to the global systemically important companies. Categories II, III, and IV apply (with certain exceptions) to institutions with total consolidated assets of at least $700 billion, $250 billion, and $100 billion, respectively. Currently, we and the Bank are below Category IV's floor and therefore,

generally, we are not subject to enhanced prudential standards.

As a practical matter, as we approach $100 billion, we have to prepare for Category IV compliance. Doing that requires us to invest in systems and staffing. As a result, a portion of the compliance costs associated with Category IV status are borne even before we reach the Category IV threshold.

Also, Category IV compliance requirements are proposed to be expanded, but whether those proposals will be adopted, or their final form if adopted, remains uncertain.

Payment of Dividends

First Horizon Corporation is a legal entity separate and distinct from First Horizon Bank and other subsidiaries. Our principal source of cash flow, including cash flow to pay dividends on our stock or to pay principal (including premium, if any) and interest on debt securities, is dividends from the Bank. There are statutory and regulatory limitations on the payment of dividends by the Bank to us, as well as by us to our shareholders.

The Corporation

Under Tennessee corporate law, we are not permitted to pay cash dividends if, after giving effect to such payment, we would not be able to pay our debts as they become due in the usual course of business or our total assets would be less than the sum of our total liabilities plus any amounts needed to satisfy any preferential rights if we were dissolving. In addition, in deciding whether or not to declare a dividend of any particular size, our Board must consider our current and prospective capital, liquidity, and other needs, including the needs of the Bank which we are obligated to support.

The Bank

Under Tennessee corporate law, the Bank (like the Corporation, discussed above) may not pay a dividend if the Bank would not be able to pay its debts when due or if the Bank's assets would be inadequate, in a dissolution, to pay liabilities and preferential rights. Similarly, the Bank's Board must consider current and prospective needs in making a decision to declare a dividend.

In addition, in order to pay cash dividends, the Bank must obtain the prior approval of the Federal Reserve and the TDFI Commissioner if the total of all dividends declared by the Bank's board of directors in any calendar year exceeds the total of (i) the Bank's retained net income for that year plus (ii) the Bank's retained net income for the preceding two years, less certain required capital transfers, as applicable. Below that ceiling, approval generally is not required (but see *Other Factors Affecting Dividends* immediately following this discussion). Applying the dividend restrictions imposed under applicable federal and state rules, the Bank's total amount available for dividends, without obtaining regulatory approval, was $374 million at January 1, 2025. The application of those restrictions to the Bank is discussed in more detail in the following sections, all of which is incorporated into this Item 1 by reference: under the caption *Liquidity Risk Management* in our 2024 MD&A (Item 7) beginning on page 93 of this report; and under the caption *Restrictions on dividends* in Note 12—Regulatory Capital and

If adopted, compliance costs and restrictions would increase substantially.

Restrictions of our 2024 Financial Statements (Item 8), beginning on page 157.

Other Factors Affecting Dividends

If, in the opinion of the Federal Reserve, we or the Bank are engaged in or about to engage in an unsafe or unsound practice (which, depending on the financial condition of FHN or the Bank, could include the payment of dividends), the Federal Reserve may require us or the Bank to cease and desist from that practice. The federal banking agencies have indicated that paying dividends that deplete a depository institution's or holding company's capital base to an inadequate level would be an unsafe and unsound banking practice.

In addition, under the Federal Deposit Insurance Act, an FDIC-insured depository institution (such as the Bank) may not make any capital distributions, pay any management fees to its holding company, or pay any dividend if it is undercapitalized or if such payment would cause it to become undercapitalized.

The payment of cash dividends by us or by the Bank also may be affected or limited by other factors, such as the requirement to maintain adequate capital above regulatory guidelines and requirements imposed by debt covenants. For example, as discussed under *Capital Adequacy* within this *Supervision and Regulation* discussion below, our ability to pay dividends would be restricted if our capital ratios fell below minimum regulatory requirements plus a capital conservation buffer.

The Federal Reserve generally requires insured banks and bank holding companies to pay dividends only out of current operating earnings. The Federal Reserve has released a supervisory letter advising, among other things, that a bank holding company should inform the Federal Reserve and should eliminate, defer, or significantly reduce its dividends if (i) the bank holding company's net income available to shareholders for the past four quarters, net of dividends previously paid during that period, is not sufficient to fully fund the dividends; (ii) the bank holding company's prospective rate of earnings is not consistent with the bank holding company's capital needs and overall current and prospective financial condition; or (iii) the bank holding company will not meet, or is in danger of not meeting, its minimum regulatory capital adequacy ratios.

Transactions with Affiliates

The Bank's ability to lend or extend credit to us or our other affiliates is restricted. The Bank and its subsidiaries generally may not extend credit to us or to any other affiliate of ours in an amount which exceeds 10% of the Bank's capital stock and surplus and may not extend credit in the aggregate to us and all such affiliates in an amount which exceeds 20% of the Bank's capital stock and surplus. Extensions of credit and other transactions between the Bank and us or such other affiliates must be on terms and under circumstances, including credit standards, that are substantially the same or at least as favorable to the Bank as those prevailing at the time for comparable transactions with non-affiliated companies. Further, the

type, amount, and quality of collateral which must secure such extensions of credit is regulated.

There are similar legal restrictions on: the Bank's purchases of or investments in the securities of and purchases of assets from us or other affiliates; the Bank's loans or extensions of credit to third parties collateralized by the securities or obligations of us or other affiliates; the issuance of guaranties, acceptances, and letters of credit on behalf of us or other affiliates; and certain Bank transactions with us or other affiliates, or with respect to which we or other affiliates act as agent, participate, or have a financial interest.

Capital Adequacy

Federal financial industry regulators require that regulated institutions maintain minimum capital levels. The capital rules in the U.S. are based on international standards known as "Basel III." Those U.S. rules require the following:

- *Common Equity Tier 1 Capital Ratio.* For all supervised financial institutions, including us and the Bank, the ratio of Common Equity Tier 1 Capital to risk-weighted assets ("Common Equity Tier 1 Capital ratio") must be at least 4.5%. To be "well capitalized" the Common Equity Tier 1 Capital ratio must be at least 6.5%. Common Equity Tier 1 Capital consists of core components of Tier 1 Capital. The core components consist of common stock plus retained earnings net of goodwill, other intangible assets, and certain other required deduction items. At December 31, 2024, our Common Equity Tier 1 Capital Ratio was 11.20% and the Bank's was 11.12%.

- *Tier 1 Capital Ratio.* For all supervised financial institutions, including us and the Bank, the ratio of Tier 1 Capital to risk-weighted assets must be at least 6%. To be "well capitalized" the Tier 1 Capital ratio must be at least 8%. Tier 1 Capital consists of the Tier 1 core components discussed in the bulleted paragraph immediately above, plus non-cumulative perpetual preferred stock, a limited amount of minority interests in the equity accounts of consolidated subsidiaries, and a limited amount of cumulative perpetual preferred stock, net of goodwill, other intangible assets, and certain other required deduction items. At December 31, 2024, our Tier 1 Capital Ratio was 12.22% and the Bank's was 11.54%.

- *Total Capital Ratio.* For all supervised financial institutions, including us and the Bank, the ratio of Total Capital to risk-weighted assets must be at least 8%. To be "well capitalized" the Total Capital ratios must be at least 10%. At December 31, 2024, our Total Capital Ratio was 13.87% and the Bank's was 13.00%.

- *Capital Conservation Buffer.* If a capital conservation buffer of an additional 2.5% above the minimum required Common Equity Tier 1 Capital ratio, Tier 1 Capital ratio, and Total Capital ratio is not maintained, special restrictions would apply to capital distributions, such as dividends and stock repurchases, and on certain compensatory bonuses.

- *Leverage Ratio—Base.* For all supervised financial institutions, including us or the Bank, the Leverage ratio must be at least 4%. To be "well capitalized" the Leverage ratio must be at least 5%. The Leverage ratio is Tier 1 Capital divided by quarterly average assets net of goodwill, certain other intangible assets, and certain required deduction items. At December 31, 2024, our Leverage ratio was 10.64% and the Bank's was 10.06%.

- *Leverage Ratio—Supplemental.* For the largest internationally active supervised financial institutions, not including us or the Bank, a minimum supplementary Leverage ratio must be maintained that takes into account certain off-balance sheet exposures.

Federal regulators have incorporated market and interest-rate risk components into its risk-based capital standards. Those standards explicitly identify concentration of credit risk and certain risks arising from non-traditional activities, and the management of such risks, as important qualitative factors to consider in assessing an institution's overall capital adequacy.

Federal regulators' market risk rules are applicable to covered institutions—those with aggregate trading assets and trading liabilities of at least 10% of their total assets or at least $1 billion. We and the Bank are covered institutions under the rule. The rules specify the methodology for calculating the amount of risk-weighted assets related to trading assets and include, among other things, the addition of a component for stressed value at risk. In addition, an 8% capital surcharge applies to certain covered institutions, not including us or the Bank.

The Federal Reserve has indicated that it considers a "Tangible Tier 1 Capital Leverage Ratio" (deducting all intangibles) and other indicators of capital strength in evaluating proposals for expansion or new activities.

Failure to meet capital guidelines could subject a bank to a variety of enforcement remedies, including the termination of deposit insurance by the FDIC, and to

certain restrictions on its business and in certain circumstances to the appointment of a conservator or receiver. See *Prompt Corrective Action (PCA)* immediately below for additional information.

In addition, the Bank is required to have a capital structure that the TDFI determines is adequate, based on TDFI's assessment of the Bank's businesses and risks. The TDFI may require the Bank to increase its capital, if found to be inadequate.

Prompt Corrective Action (PCA)

Federal banking regulators must take "prompt corrective action" regarding FDIC-insured depository institutions (such as the Bank) that do not meet minimum capital requirements. For this purpose, insured depository

institutions are divided into five capital categories. The specific requirements applicable to our Bank are summarized in Table 1.11.

Table 1.11

REQUIREMENTS FOR PCA CAPITALIZATION CATEGORIES

Well capitalized	• Common Equity Tier 1 Capital ratio of at least 6.5% • Tier 1 Capital ratio of at least 8% • Total Capital ratio of at least 10% • Leverage ratio of at least 5% • Not subject to a directive, order, or written agreement to meet and maintain specific capital levels
Adequately capitalized	• Common Equity Tier 1 Capital ratio of at least 4.5% • Tier 1 Capital ratio of at least 6% • Total Capital ratio of at least 8% • Leverage ratio of at least 4% • Not subject to a directive, order, or written agreement to meet and maintain specific capital levels
Undercapitalized	Failure to maintain any requirement to be adequately capitalized
Significantly Undercapitalized	Failure to maintain Common Equity Tier 1 Capital ratio of at least 3%, Tier 1 Capital ratio of at least 4%, Total Capital ratio of at least 6%, or a Leverage ratio of at least 3%
Critically Undercapitalized	Failure to maintain a level of tangible equity equal to at least 2% of total assets

At December 31, 2024, the Bank had sufficient capital to qualify as "well capitalized" under the regulatory capital requirements discussed above. An institution may be deemed to be in a capitalization category that is lower than is indicated by its actual capital position if it receives an unsatisfactory examination rating. Institutions generally are not allowed to publicly disclose examination results.

An FDIC-insured depository institution generally is prohibited from making any capital distribution (including payment of dividends) or paying any management fee to its holding company if the depository institution would thereafter be undercapitalized. Undercapitalized depository institutions are subject to restrictions on borrowing from the Federal Reserve System. In addition, undercapitalized depository institutions are subject to growth limitations and are required to submit capital restoration plans. An insured depository institution's holding company must guarantee the capital plan, up to an amount equal to the lesser of 5% of the depository

institution's assets at the time it becomes undercapitalized or the amount of the capital deficiency when the institution fails to comply with the plan, for the plan to be accepted by the applicable federal regulatory authority. The federal banking agencies may not accept a capital plan without determining, among other things, that the plan is based on realistic assumptions and is likely to succeed in restoring the depository institution's capital. If a depository institution fails to submit an acceptable plan, it is treated as if it were significantly undercapitalized.

Significantly undercapitalized depository institutions may be subject to a number of requirements and restrictions, including orders to sell sufficient voting stock to become adequately capitalized, requirements to reduce total assets, and cessation of receipt of deposits from correspondent banks.

Critically undercapitalized depository institutions are subject to appointment of a receiver or conservator, generally within 90 days of the date on which they become critically undercapitalized.

Liquidity Coverage Ratio

The liquidity coverage ratio, or LCR, refers to the amount of high quality liquid assets (such as Federal Reserve balances and readily saleable government-guaranteed or investment grade debt) banks are required to keep on hand to meet a hypothetically projected total net cash outflow over a forward-looking 30-day period of stress. The stressed outflow estimate is based on a standard set of hypothetical assumptions set forth in regulatory requirements. The LCR is designed to ensure banks hold a buffer of high-quality liquid assets so that they can meet their short-term liquidity needs and remain stable and strong in a stressed environment. Liquid assets generally provide low income levels compared to other investments, so a higher LCR requirement can negatively impact a bank's earnings.

The LCR requirement does not apply to institutions with assets of less than $100 billion, and so does not apply to us or the Bank currently. For larger institutions, the minimum LCR requirement increases based on a bank's asset size. Category IV banks, with at least $100 billion in assets, are not subject to LCR requirements unless they have at least $50 billion in weighted short-term wholesale funding.

Holding Company Structure and Support of Subsidiary Banks

Because we are a holding company, our right to participate in the assets of any subsidiary upon the latter's liquidation or reorganization will be subject to the prior claims of the subsidiary's creditors (including depositors in the case of the Bank), except to the extent that we may be a creditor with recognized claims against the subsidiary. In addition, depositors of a bank, and the FDIC as their subrogee, would be entitled to priority over other creditors in the event of liquidation of the bank.

Under Federal Reserve policy we are expected to act as a source of financial strength to, and to commit resources to support, the Bank. This support may be required at times even if, absent such Federal Reserve policy, we might not wish to provide it. In addition, any capital loans by a bank holding company to any of its subsidiary banks are subordinate in right of payment to deposits and to certain other indebtedness of the subsidiary bank. In the event of a bank holding company's bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank will be assumed by the bankruptcy trustee and entitled to a priority of payment.

Cross-Guarantee Liability

A depository institution insured by the FDIC can be held liable for any loss incurred by, or reasonably expected to be incurred by, the FDIC in connection with (i) the default of a commonly controlled FDIC-insured depository institution or (ii) any assistance provided by the FDIC to any commonly controlled FDIC-insured depository institution "in danger of default." "Default" is defined generally as the appointment of a conservator or receiver and "in danger of default" is defined generally as the existence of certain conditions indicating that a default is likely to occur in the absence of regulatory assistance. The FDIC's claim for damages is superior to claims of shareholders of the insured depository institution or its holding company but is subordinate to claims of depositors, secured creditors, and holders of subordinated debt (other than affiliates) of the commonly controlled insured depository institution.

Currently the Bank is our only depository institution subsidiary. If we were to own or operate another depository institution, any loss suffered by the FDIC in respect of one subsidiary bank would likely result in assertion of the cross-guarantee provisions, the assessment of estimated losses against our other subsidiary bank(s), and a potential loss of our investment in our subsidiary banks.

Interstate Branching & Mergers

As mentioned above, the Bank generally must have TDFI's approval to establish a new banking center (technically, a "branch"). For a new banking center located outside of Tennessee, Tennessee law requires the Bank to comply with branching laws applicable to the state where the new banking center will be located. Federal law allows the Bank to establish or acquire a branch in another state to the same extent as a bank chartered in that other state would be allowed to establish or acquire a branch in Tennessee.

For an interstate merger or acquisition: the acquiring bank must be well-capitalized and well-managed; concentration limits on liabilities and deposits may not be exceeded; regulators must assess the transaction for incremental systemic risk; and the acquiring bank must

Table of Contents

have at least "satisfactory" standing under the federal Community Reinvestment Act (discussed immediately below). Moreover, mergers and acquisitions that are large enough are subject to anti-trust review by the U.S. Department of Justice.

Once a bank has established branches in a state through *de novo* or acquired branching or through an interstate merger transaction, the bank may then establish or acquire additional branches within that state to the same extent that a bank chartered in that state is allowed to establish or acquire branches within the state.

Community Reinvestment Act ("CRA")

The CRA requires each U.S. bank, consistent with safe and sound operation, to help meet the credit needs of each community where the bank accepts deposits, including low- and moderate-income ("LMI") communities. The Federal Reserve assesses the Bank periodically for CRA compliance, and that assessment is made public. The Bank's LMI operations and activities traditionally are critical focal points in those assessments.

A CRA rating below "Satisfactory" can slow or halt a bank's plans to expand by branching, acquisition, or merger, and can prevent a bank holding company from becoming a financial holding company. In its most recent publicly reported CRA assessment, for 2020, the Bank received ratings of "High Satisfactory" in Lending and in Service, "Outstanding" in Investment, and "Satisfactory" overall. Our 2024 CRA assessment recently has been completed and we expect the results to be published in the Federal Register in 2025.

In 2023, federal banking agencies adopted final rules establishing a revised framework for applying the CRA. The new rules, which could include assessment of a bank's impact on credit needs of communities beyond those in which the bank accepts deposits, were preliminarily enjoined by a federal district court in 2024.

Financial Activities other than Banking

Federal Law

Federal law generally allows financial holding companies broad authority to engage in activities that are financial in nature or incidental to a financial activity. These include: insurance underwriting and brokerage; merchant banking; securities underwriting, dealing, and market-making; real estate development; and such additional activities as the Federal Reserve in consultation with the Secretary of the Treasury determines to be financial in nature or incidental. A bank holding company may engage in these activities directly or through subsidiaries by qualifying as a "financial holding company." To qualify as a financial holding company, a bank holding company must file an initial declaration with the Federal Reserve, certifying that all of its subsidiary depository institutions are well-managed and well-capitalized.

Federal law also permits banks to engage in certain of these activities through financial subsidiaries. To control or hold an interest in a financial subsidiary, a bank must meet the following requirements:

(1) The bank must receive approval from its primary federal regulator for the financial subsidiary to engage in the activities.

(2) The bank and its depository institution affiliates must each be well-capitalized and well-managed.

(3) The aggregate consolidated total assets of all of the bank's financial subsidiaries must not exceed the lesser of 45% of the bank's consolidated total assets, or $50 billion (subject to indexing for inflation).

(4) The bank must have in place adequate policies and procedures to identify and manage financial and operational risks and to preserve the separate identities and limited liability of the bank and the financial subsidiary.

(5) If the bank is among the 100 largest banks, the bank must meet the creditworthiness or other criteria adopted by the Federal Reserve and the U.S. Secretary of the Treasury from time to time. If this fifth requirement ceases to be met after a bank controls or holds an interest in a financial subsidiary, the bank cannot invest additional capital in that subsidiary until the requirement again is met.

No new activity may be commenced unless the bank and all of its depository institution affiliates have at least "satisfactory" CRA ratings. Certain restrictions apply if the bank holding company or the bank fails to continue to meet one or more of the requirements listed above.

In addition, federal law contains a number of other provisions that may affect the Bank's operations, including limitations on the use and disclosure to third parties of client information.

At December 31, 2024, we are a financial holding company and the Bank has a number of financial subsidiaries, as discussed in *Subsidiaries* within this Item 1 under the *Other Business Information* discussion, which begins on page 19.

Tennessee Law

Tennessee law does not expressly restrict the activities of a bank holding company or its non-bank affiliates. However, no Tennessee bank may maintain a branch office on the premises of an affiliate if the affiliate is engaged in activities that are not permissible for a bank holding company, a financial holding company, a national bank, or a national bank subsidiary under federal law. Tennessee law permits Tennessee banks to establish subsidiaries and to engage in any activities permissible for a national bank located in Tennessee, subject to compliance with Tennessee regulations relating to the conduct of such activities for the purpose of maintaining bank safety and soundness.

Interchange Fee Restrictions

Regulations severely cap interchange fees which the Bank may charge merchants for debit card transactions. Regulatory changes proposed in 2023, if adopted, would lower that cap. In early 2025, these proposed changes remained pending.

Volcker Rule

The so-called Volcker rule (1) generally prohibits banks from engaging in proprietary trading, which is engaging as principal (for the bank's own account) in any purchase or sale of one or more of certain types of financial instruments, and (2) limits banks' ability to invest in or sponsor hedge funds or private equity funds.

Consumer Regulation by the CFPB

The CFPB adopts and administers significant rules affecting consumer lending and consumer financial services. Key rules for the Bank include detailed regulation of mortgage servicing practices and detailed regulation of mortgage origination and underwriting practices. The latter rules, among other things, establish the definition of a "qualified mortgage" using traditional underwriting practices involving down payments, credit history, income levels and verification, and so forth. The rules do not prohibit, but do tend to discourage, lenders from originating non-qualified mortgages. The future of CFPB regulation remains uncertain.

Data Security & Portability

Security & Privacy

Federal law requires banks to implement a comprehensive information security program that includes administrative, technical, and physical safeguards. Banks are required to have appropriate data governance practices and risk management processes as key functions supporting their operational resilience.

Data privacy and protection increasingly is a significant legislative, regulatory, and societal concern. The concern is driven by major technological and societal shifts in the past 20 years, led by relatively unregulated firms such as Alphabet (Google), Amazon.com, and Meta Platforms (Facebook) and their many clients worldwide. Those firms have gathered large amounts of personal details about millions of people, and today have the ability to analyze that data and act on that analysis very quickly. The firms seek to understand enough about a person to know what a person wants before the person does.

Banks (as mentioned above) already are subject to significant privacy regulations. Probably for that reason, the banking industry is not at the political center of these concerns currently. Even so, banks are likely to be affected by broader legislative and regulatory responses to the perceived problems. Two prominent responses include the European Union General Data Protection Regulation and the California Data Privacy Protection Act. Neither is a banking industry regulation, but both apply to banks in relation to certain clients and data. To date, neither has had a material impact on the Bank.

Portability & Client Control

Federal law restricts the Bank's ability to share certain information with affiliates and non-affiliates for marketing and/or non-marketing purposes, or to contact clients with marketing offers. Affiliate and non-affiliate sharing initiated by the Bank generally is permitted unless the client elects not to permit sharing.

Increasingly, banks are being required to permit, enable, and support client control of client data, including the sharing of client data with Bank affiliates and with outside organizations. These requirements, which still are evolving, are intended to foster data portability for clients and greater competition among financial services firms. However, they also significantly increase data security risks because they create additional access channels for bad actors to try to exploit, or they make accessing existing channels easier or faster.

Most notably, the CFPB adopted a new "Personal Financial Data Rights" rule in 2024. Under the CFPB rule, banks will be required to make client data available upon request to the client and authorized third parties in a secure and reliable manner without charge. The CFPB will implement its data portability rule in phases, with banks that hold at least $10 billion in total assets, but less than $250 billion, required to comply by April 1, 2027.

FDIC Insurance Assessments; DIFA

U.S. bank deposits generally are insured by the Deposit Insurance Fund ("DIF"), administered by the FDIC. The system of FDIC insurance premium rates charged consists of a rate grid structure in which base rates range from 5 to 32 basis points annually, with fully adjusted rates ranging from 2.5 to 42 basis points annually. (A basis point is equal to 0.01%.) These rates reflect a temporary increase generally equal to 2 basis points implemented by the FDIC in 2023. Also, for eight quarters starting in 2024, the FDIC has imposed a special assessment, of 3.36 basis points per quarter, intended to replenish the DIF in the aftermath of three large regional bank failures that occurred in March and May of 2023. As of early 2025, the FDIC projected that the special assessment will be collected for an additional two quarters beyond the initial eight-quarter collection period, but at a lower rate.

Depositor Preference

Federal law provides that deposits and certain claims for administrative expenses and associate compensation against an insured depository institution would be afforded a priority over other general unsecured claims

Securities Regulation

Certain of our subsidiaries are subject to various securities laws and regulations and capital adequacy requirements promulgated by the regulatory and exchange authorities of the jurisdictions in which they operate.

Our registered broker-dealer subsidiaries are subject to the SEC's net capital rule, Rule 15c3-1. That rule requires the maintenance of minimum net capital and limits the ability of the broker-dealer to transfer large amounts of capital to a parent company or affiliate. Compliance with

Insurance Activities

Certain of our subsidiaries sell various types of insurance as agent in a number of states. Insurance activities are subject to regulation by the states in which such business is transacted. Although most of such regulation focuses on insurance companies and their insurance products,

Compensation & Risk Management

The Federal Reserve has issued guidance intended to ensure that incentive compensation arrangements at financial organizations take into account risk and are consistent with safe and sound practices. The guidance is based on three "key principles" calling for incentive compensation plans to: appropriately balance risks and rewards; be compatible with effective controls and risk

The future of CFPB regulation remains uncertain.

Key factors in the grid include: the institution's risk category (I to IV); whether the institution is deemed large and highly complex; whether the institution qualifies for an unsecured debt adjustment; and whether the institution is burdened with a brokered deposit adjustment. Other factors can impact the base against which the applicable rate is applied, including (for example) whether a net loss is realized.

Insurance of deposits may be terminated by the FDIC upon a finding that the institution has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order, or condition imposed by a federal bank regulatory agency.

against such an institution, including federal funds and letters of credit, in the "liquidation or other resolution" of such an institution by any receiver.

the rule could limit operations that require intensive use of capital, such as underwriting and trading.

Two of our subsidiaries are registered investment advisers which are regulated under the Investment Advisers Act of 1940. Advisory contracts with clients automatically terminate under these laws upon an assignment of the contract by the investment adviser unless appropriate consents are obtained.

insurance agents and their activities are also subject to regulation by the states, including, among other things, licensing and marketing and sales practices.

management; and be backed up by strong corporate governance. In response: we operate an enhanced risk management process for assessing risk in incentive compensation plans; several key incentive programs use a net profit approach rather than a revenues-only approach; and mandatory deferral features are used in several key programs, including an executive program.

In 2016 federal agencies proposed rules which could significantly change the regulation of incentive compensation programs at financial institutions. The proposal would create four tiers of institutions based on asset size. Institutions in the top two tiers would be subject to rules much more detailed and proscriptive than are currently in effect. If interpreted aggressively by the regulators, the proposed rules could be used to prevent, as a practical matter, larger institutions from engaging in certain lines of business where substantial commission and bonus pool arrangements are the norm. In the 2016 proposal, the top two tiers included institutions with more than $50 billion of assets. We and the Bank currently would fall into the lower of those top two tiers. However, prompted by post-2016 legislation which significantly raised several statutory asset-size tiers, if this proposal were finalized today, the $50 billion floor might be raised, allowing us to remain in the third tier.

Four of the six federal agencies who proposed the 2016 rules, but not the Federal Reserve, re-proposed those rules in 2024. We cannot predict what final rules may be adopted, nor how they may be implemented.

Effect of Government Policies & Proposals

The Bank is affected by the policies of regulatory authorities, including the Federal Reserve, the TDFI, and the CFPB. See *Supervision and Regulation* beginning on page 21 for additional information.

The Federal Reserve also sets and manages monetary policy for the U.S. In this latter role, the Federal Reserve's mandate from Congress is to pursue price stability and full employment.

Among the instruments of monetary policy used by the Federal Reserve are: purchases and sales of U.S. government and other securities in the marketplace; changes in the discount rate, which is the rate any depository institution must pay to borrow from the Federal Reserve; changes in the reserve requirements of depository institutions; changes in the rate paid on banks' required and excess reserve deposits at the Federal Reserve; and changes in the federal funds rate, which is the rate at which depository institutions lend balances to each other overnight. These instruments are intended to influence economic and monetary growth, interest rate levels, and inflation.

The monetary policies of the Federal Reserve and other governmental policies have had a significant effect on the operating results of commercial banks in the past and are expected to continue to do so in the future. Because of changing conditions in the national and international economies and in the money markets, as well as the result of actions by monetary and fiscal authorities, it is not possible to predict with certainty future changes in interest rates, deposit levels, loan demand, or the business and results of our operations, or whether changing economic conditions will have a positive or negative effect on operations and earnings. Additional information concerning monetary policy changes appears: under the caption *Monetary Policy Shifts* within the *Significant Business Developments* section of Item 1, which begins on page 12; under the caption *Risks Associated with Monetary Events* beginning on page 37 within Item 1A; and under the caption *Inflation, Recession, and Federal Reserve Policy* within the *Market Uncertainties and Prospective Trends* section of our 2024 MD&A (Item 7), which begins on page 97.

Bills occasionally are introduced in the United States Congress, the Tennessee General Assembly and other state legislatures, and regulations occasionally are proposed by our regulatory agencies, any of which could affect our businesses, financial results, and financial condition.

We are not able to predict what, if any, changes that Congress, state legislatures, or the regulatory agencies will enact or implement in the future, nor the impact that those actions will have upon us.

Sources & Availability of Funds

Information concerning the sources and availability of funds for our businesses can be found in our 2024 MD&A (Item 7), including the subsection entitled *Liquidity Risk Management* beginning on page 93, which material is incorporated herein by reference.

Table of Contents

Item 1A. Risk Factors

This Item outlines specific risks that could affect the ability of our various businesses to compete, change our risk profile, or materially impact our operating results or financial condition. Our operating environment continues to evolve and new risks continue to emerge. To address that challenge we have a risk management governance structure that oversees processes for monitoring evolving risks and oversees various initiatives designed to manage and control our potential exposure.

This Item highlights risks that could impact us in material ways by causing future results to differ materially from

past results, by causing future results to differ materially from current expectations, or by causing material changes in our financial condition. In this Item we have outlined risks that we believe are important to us at the present time. However, other risks may prove to be important in the future, and new risks may emerge at any time. We cannot predict all potential developments that could materially affect our financial performance or condition.

TABLE OF ITEM 1A TOPICS

Traditional Competition Risks

We are subject to intense competition for clients, and the nature of that competition is changing quickly. Our primary areas of competition include: consumer and commercial deposits, commercial loans, consumer loans including home mortgages and lines of credit, financial planning and wealth management, fixed income products and services, and other consumer and commercial financial products and services. Our competitors in these areas include national, state, and non-US banks, savings and loan associations, credit unions, consumer finance companies, trust companies, investment counseling firms, money market and other mutual funds, insurance companies and agencies, securities firms, mortgage banking companies, hedge funds, and other financial services companies that serve in our markets. The emergence of non-traditional, disruptive service providers (see *Industry Disruption* within this Item 1A beginning on page 33) has intensified the competitive environment.

Some competitors are traditional banks, subject to the same regulatory framework as we are, while others are not banks and in many cases experience a significantly different or reduced degree of regulation. Examples of less-regulated activities include private credit from non-bank lenders, check-cashing services, independent ATM services, and "peer-to-peer" lending, where investors provide debt financing or other capital directly to borrowers.

Competitive pressures shift with the business and rate environment. Over much of 2020 and 2021, with deposits relatively abundant, the competitive focus on lending and fee-based services was relatively high. In 2023 and 2024, after the major market transitions in 2022 discussed in *Risks Associated with Monetary Events* starting on page 37, competition for deposits became much more significant.

We expect that competition will continue to be intense with respect to most of our products and services. Heightened competition tends to put downward pressure on revenues from affected items, upward pressure on marketing and other promotional costs, or both. For additional information regarding competition for clients, refer to *Competition* within Item 1 beginning on page <u>16</u> of this report.

Traditional Strategic Risks

We may be unable to successfully implement our strategies to operate and grow our commercial, consumer & wealth and wholesale banking businesses. Although our current strategies are expected to evolve as business conditions change, currently our primary strategies are to (1) invest resources in our banking businesses, (2) seek to exploit growth opportunities, especially within the markets we serve, and (3) seek to exploit opportunities to cut costs without significant revenue impact. Organic growth is expected to be coordinated with a focus on strong and stable returns on capital.

To foster organic growth, we have engaged in targeted hiring and marketing in our traditional commercial and consumer banking markets, and we have invested resources in specialty commercial lending and private client banking. In the future more generally, we expect to continue to nurture profitable organic growth. We may pursue acquisitions or strategic transactions if appropriate opportunities, within or outside of our current markets, present themselves.

Failure to achieve one or more key elements needed for successful organic growth would adversely affect our business and earnings. We believe that the successful execution of organic growth depends upon a number of key elements, including:

- our ability to attract and retain clients in our commercial and consumer banking market areas and in our specialty banking markets;

- our ability to achieve and maintain growth in our earnings while pursuing new business opportunities;

- our ability to maintain a high level of client service while optimizing our physical banking center count due to changing client demand, all while expanding our remote banking services and expanding or enhancing our information processing, technology, compliance, and other operational infrastructures effectively and efficiently;

- our ability to manage the liquidity and capital requirements associated with growth, especially organic growth and cash-funded acquisitions; and

We compete for talent. Our most significant competitors for clients also tend to be our most significant competitors for top talent. See *Operational Risks* below within this Item 1A for additional information concerning this risk.

We compete to raise capital in the equity and debt markets. See *Liquidity and Funding Risks* beginning on page <u>44</u> of this Item 1A for additional information concerning this risk.

- our ability to manage effectively and efficiently the changes and adaptations necessitated by a complex, burdensome, and evolving regulatory environment.

We have in place strategies designed to achieve those elements that we believe are significant to us at present. Our challenge is to execute those strategies and adjust them, or adopt new strategies, as conditions change.

Failure to achieve one or more key elements needed for successful business acquisitions would adversely affect our business and earnings. To the extent we engage in future bank or non-bank business acquisitions, we face various additional risks, including:

- our ability to realize planned strategic and tactical objectives, including operating efficiencies and revenue synergies, within a reasonable time period after closing the transaction;

- our ability to identify, analyze, and correctly assess the execution, credit, contingency, and other risks in the acquisition and to price the transaction appropriately;

- our ability to properly evaluate loss inherent in the target business' loan portfolios;

- our ability to integrate the acquired business' operations, clients, and properties quickly and cost-effectively;

- our ability to manage cultural assimilation risks associated with growth through acquisitions, which can be an often-overlooked and often-critical failure point in mergers;

- our ability to combine the franchise values of the two companies without significant loss from re-branding and other similar changes; and

- our ability to retain core clients and key associates.

A type of strategic acquisition—a so-called "merger of equals" where the company we nominally acquire has similar size, operating contribution, or value—presents unique opportunities but also unique risks. Those special risks include:

- the potential for elevated and duplicative operating expenses if we are unable to integrate the two companies efficiently in a reasonable amount of time; and

- the potential for a significant increase in the time horizon that may be needed before substantial economies of scale can be realized or substantial revenue synergies can be developed effectively.

The IBKC merger in 2020 presented those risks. In fact, the completion of systems integration was delayed several months, resulting in increased integration expense. Although the proximate reason for the delay was a 2021 hurricane event impacting key markets, the overall length of the integration period likely would have been significantly less if we had merely been integrating a small bank's systems with ours.

Industry Disruption

Through technological innovations and changes in client habits, the manner in which clients use financial services continues to change at a rapid pace. We provide a large number of services remotely (online and mobile), and physical banking center utilization has been in long-term decline throughout the industry for many years. Technology has helped us reduce costs and improve service, but also has weakened traditional geographic and relationship ties and has allowed disruptors to enter traditional banking areas.

Through digital marketing and service platforms, many banks are making client inroads unrelated to physical presence. This competitive risk is especially pronounced from the largest U.S. banks, and from online-only banks, due in part to the investments they are able to sustain in their digital platforms.

Companies as disparate as PayPal (an online payment clearinghouse) and Starbucks (a large chain of cafes) provide payment and exchange services which compete directly with banks in ways not possible traditionally.

We seek to meet these competitive challenges through increased investments in our own digital platforms, and through strategic equity investments, but there can be no assurance that these efforts will be successful.

The nature of technology-driven disruption to our industry is changing, in some cases seeking to displace traditional financial service providers rather than merely enhance traditional services or their delivery. A number of recent technologies have worked with the existing financial system and traditional banks, such as the evolution of ATM cards into debit/credit cards and the evolution of debit/credit cards into smart phones. These sorts of technologies often have expanded the market for banking services overall while siphoning a portion of the revenues from those services away from banks and disrupting prior methods of delivering those services. But some recent innovations may tend to replace traditional banks as financial service providers rather than merely augment those services.

For example, companies which claim to offer applications and services based on artificial intelligence compete much more directly with traditional financial services companies in areas involving personal advice, including high-margin services such as financial planning and wealth management. The low-cost, high-speed nature of these "robo-advisor" services can be especially attractive to younger, less-affluent clients and potential clients, as well as persons interested in "self-service" investment management. Other industry changes, such as zero-commission securities trading offered by certain large firms, may amplify this trend.

Other technologies, services, and systems based wholly or in part on artificial intelligence and machine learning are proliferating within our industry and among many of our commercial clients, resulting in an environment which is changing rapidly. These technologies are subject to risks that algorithms and datasets may be flawed or insufficient or contain biased information, risks that are exacerbated because models and processes related to artificial intelligence and machine learning are not always transparent. Our challenge is to maintain critical stability and security while also being nimble enough to adapt quickly to changing circumstances and client demands.

We believe that, over the course of the technology-driven evolution of our industry which is well underway, the "winners" will be those institutions which can know their clients and make those clients feel they are known, even when many clients increasingly do not visit banking centers or have face-to-face live interaction. Two keys to achieving a psychological connection with such clients are (1) data management and analytics, using artificial intelligence processes, which allow an institution to provide a differentiated, personalized experience for the client at the point of interaction, and (2) seamless integration of real-time client contact with a human being through voice, chat, or other means.

A critical factor in successful data analytics, allowing real-time differentiated interaction with clients, is how traditionally uncaptured, unstructured, or siloed data is acquired, managed, and accessed. While many banks are attempting to address this business need in various ways, it remains unclear which approaches will be successful in the long run. In addition, external vendors are developing processes to provide solutions. A basic challenge for all these efforts is how to integrate analysis of extremely disparate forms of data and utilize that analysis in each client contact in a manner which most clients not only accept, but value, and which aligns with regulatory and compliance expectations.

Developing workable proprietary solutions to the data analytics challenges ahead of competitors requires substantial investment in information technology systems and innovation. Even with a substantial IT budget, we cannot outspend, or even come close to matching, the largest U.S. banking institutions. Therefore, like most U.S. banks, our strategy must be focused on leveraging products and solutions which are within our means, including those developed by external vendors. Our goal must be to keep pace with industry developments with a focus on improving the client's differentiated experience with us by recognizing and responding to client needs.

Technological innovation has tended to reduce barriers to entry based on cost. Put another way, once someone finds a new, better method to accomplish a task in our industry, often others are able to replicate or improve on that method, sometimes quite rapidly. Key risks for us, therefore, are whether we will be able: to catch up to breakthroughs quickly enough to avoid client attrition; to adopt and enhance breakthroughs frequently enough, and without significant technical failures, to attract clients from competitors; and, if we are able to truly innovate, to press our advantage quickly before competitors adopt it.

To thrive as our industry is disrupted, we will need to continue to embrace some of the attitudes of a

technology company and shed some of the traditional attitudes often associated with banking. This has required, and will continue to require, an evolution in our corporate culture which, in turn, creates implementation risk. In this evolutionary process it is critical that we not lose sight of how our clients experience working with us and our systems, including those clients who still want traditionally-delivered services, those who seek and embrace the latest innovations, and those who mainly want services to be convenient, personalized, and understandable.

Just as disruptive business changes driven by new technologies and new client preferences can adversely impact us and our entire industry, similar events can adversely impact our commercial clients. In time, a major business disruption can cause dominant businesses to fail and can shrink or even end entire lines of business. An example of this is the business failure of the Blockbuster video distribution chain and most other video distribution stores, and the rise of Netflix and similar services. Many other examples of this kind of process are ongoing today in many industries, including publishing, retail sales, news, and the creation as well as distribution of audio and video entertainment. To the extent disruptions impact our clients, we may experience elevated loan losses and loss of ongoing business which we may not be able to recapture with new clients.

Operational Risks

Fraud is a major, and increasing, operational risk for us and all banks. Two traditional areas—deposit fraud (check forging, check kiting, wire fraud, etc.) and loan fraud—continue to be major sources of fraud attempts and actual loss. Fraud directed against clients—generally using deception to persuade clients to transfer funds—has emerged as a third large source of fraud loss. The methods used to perpetrate and combat fraud continue to evolve as technology changes. In addition to cybersecurity risk (discussed below), new technologies—including the use of artificial intelligence—have made it easier for bad actors to obtain and use client personal information, mimic communications to or from clients, mimic signatures, and otherwise create false instructions and documents that appear genuine.

Our anti-fraud actions are both preventive (anticipating lines of attack, educating associates and clients, etc.) and responsive (detecting, halting, and remediating actual attacks). Our regulators require us to report actual and suspected fraud promptly, and regulators often advise banks of new schemes so that the entire industry can adapt as quickly as possible. However, some level of fraud loss is unavoidable, and the risk of a major loss cannot be eliminated.

Our ability to conduct and grow our businesses is dependent in part upon our ability to create, maintain, expand, and evolve an appropriate operational and organizational infrastructure, manage expenses, and recruit and retain personnel with the ability to manage a complex business. Operational risk can arise in many ways, including: errors related to failed or inadequate physical, operational, information technology, or other processes; faulty or disabled computer or other technology systems; fraud, theft, physical security breaches, electronic data and related security breaches (see *Cybersecurity Risks* below), or other criminal conduct by associates or third parties; and exposure to other external events. Inadequacies may present themselves in myriad ways. Actions taken to manage one risk may be ineffective against others. For example, information technology systems may be insufficiently redundant to withstand a fire, incursion, malware, or other major casualty, and they may be insufficiently adaptable to new business conditions or opportunities. Efforts to make systems more robust may make them less adaptable, and vice-versa. Also, our efforts to control expenses, which is a significant priority for us, increase our operational challenges as we strive to maintain client service and compliance at high quality and low cost.

We expect to make significant investments over the next several years in operational systems that are unlikely to result in significant immediate returns. In 2021 we started to invest significantly in new platforms and processes to modernize operations, provide a better client experience, reduce ongoing operating costs or otherwise improve efficiencies, and support future growth. We expect significant investments of that sort to grow over the next several years as we prepare for business growth and increased regulatory demands. Investments of that sort are expensive. Although we believe they are necessary for our future and are appropriate for our company at this time, the financial returns on these investments will be highly uncertain and, at best, likely to occur only over a long time horizon. In addition, investments of this sort lay the foundation for growth; if growth does not materialize, many of these investments may have little practical value.

Failure to build and maintain, or outsource, the necessary operational infrastructure, failure of that infrastructure to perform its functions, or failure of our disaster preparedness plans if primary infrastructure components suffer damage, can lead to risk of loss of service to clients, legal actions, and noncompliance with applicable regulatory requirements. Additional information concerning operational risks and our management of them, all of which is incorporated into this Item 1A by this reference, appears under the caption *Operational Risk Management* beginning on page 90 of our 2024 MD&A (Item 7).

The delivery of financial services to clients and others increasingly depends upon technologies, systems, and multi-party infrastructures which are new, creating or exacerbating several risks discussed elsewhere. Examples of the risks created or compounded by the widespread and rapid adoption of relatively untested technologies include: security incursions; operational malfunctions or other disruptions; and legal claims of patent or other intellectual property infringement. A prominent illustration, the distribution of a faulty update by a major security software provider in 2024 triggered internet outages across industries (including in banking and financial services) and around the world, rendering websites and mobile applications inaccessible for extended periods.

Competition for talent is substantial and increasing. Moreover, revenue retention and growth in some business lines depends substantially upon top talent. In recent years the cost to us of hiring and retaining top revenue-producing talent, especially in specialty areas, has increased, and that trend is likely to continue. The primary tools we use to attract and retain talent are: salaries; commission, incentive, and retention compensation programs; retirement benefits; change in control severance benefits; health and other welfare benefits; and our corporate culture. To the extent we are unable to use these tools effectively, we face the risk that, over time, our best talent will leave us and we will be unable to replace those persons effectively.

Incentives might operate poorly or have unintended adverse effects. Incentive programs are difficult to design well, and even if well-designed, often must be updated to address changes in our business. A poorly designed incentive program—where goals are too difficult, too easy, or not well related to desired outcomes—could provide little useful motivation to key associates, could increase turnover, and could impact client retention. Moreover, even where those pitfalls are avoided, incentive programs may create unintended adverse consequences. For example, a program focused entirely on revenue production, without proper controls, may result in costs growing faster than revenues.

Cybersecurity Risks

An information technology security (cybersecurity) breach or other similar incident is a major type of operational risk. A cybersecurity incident can cause significant damage, and can be difficult to detect even after it occurs. Among other things, that damage can occur due to outright theft, loss or extortion of our funds or our clients' funds, fraud or identity theft perpetrated on clients, loss of confidential or proprietary information, business disruption, or adverse publicity associated with a breach or incident and its potential effects. Perpetrators potentially can be associates, clients, third parties, and certain vendors, all of whom legitimately have access to some portion of our systems, as well as outsiders with no legitimate access.

Cybersecurity incidents happen frequently; they are an unavoidable part of doing business. Often, but not always, we detect and block the attempt. Often, but not always, the number of clients impacted is modest and our loss is minimal or none. However, even with significant loss prevention and mitigation systems, the risk of a financially or reputationally significant incursion cannot be eliminated. Given the high volume of daily transactions in modern banking, the question is not whether we will experience a significant and costly incursion, but when. For that reason, the key goals of our processes are: block or prevent as many incursions as is practical, and detect and mitigate rapidly those that get through. The difference between a minor and a major incursion often comes down to how quickly it is detected and countered.

Common categories of cybersecurity incidents relevant to us, as a bank, include: account takeover, client spoofing, and payment fraud; ransomware and other malware; client interface attacks (attempts to shut down or slow down our website or mobile app); and cloud (remote server) incursions. Common vulnerabilities include: clients and associates that fall victim to malicious "phishing" emails or other communications and inappropriately share credentials allowing access to accounts or systems; older software or systems that do not have up-to-date security and are not sufficiently isolated from other systems; third-party software vulnerabilities; and third-party systems vulnerabilities. We believe the bad actors have a range of motivations, including: illegal profit; politically or geopolitically motivated disruption; and vandalism. Bad actors can range from amateurs to criminal organizations to nation-states.

Cybersecurity risks for banks and other financial institutions have increased significantly in recent years in part because of the proliferation of technology-based products and services and the increased sophistication and activities of organized crime, hackers, terrorists, nation-states, nation state-supported actors, activists and other external parties. This increase is expected to continue and further intensify. The techniques used by cyber criminals change frequently, may not be recognized until launched (or may evade detection for considerable time), can be initiated from a variety of sources, including terrorist organizations and hostile foreign governments, and may see their frequency increased, and effectiveness enhanced, by the use of artificial intelligence.

Because of the potential for very serious consequences associated with cybersecurity risks, our electronic systems and their upgrades need to address internal and external security concerns to a high degree, and our systems must comply with applicable banking and other regulations pertaining to bank safety and client protection. Although many of our defenses are systemic and highly technical, others are much older and more basic. For example, periodically we train all our associates to recognize red flags associated with fraud, theft, "phishing," and other electronic crimes. In addition, we educate our clients as well through regular and episodic security-oriented communications. We expect our systems and regulatory requirements will continue to evolve as technology and criminal techniques also continue to evolve.

Additional information concerning cybersecurity risks and our management of them, all of which is incorporated into this Item 1A by this reference, appears under the caption *Cybersecurity Risk Management* beginning on page 91 of our 2024 MD&A (Item 7).

The operational functions we outsource to third parties may experience similar disruptions that could adversely impact us and over which we may have limited control and, in some cases, limited ability to obtain an alternate vendor quickly. To the extent we rely on third party vendors to perform or assist operational functions, the challenge of managing the associated risks may become more difficult. We manage this risk by assessing the adequacy of cybersecurity prevention and detection systems and programs of critical vendors.

The operational functions of business counterparties, or businesses with which we have no relationship, may experience disruptions that could adversely impact us and over which we may have limited or no control. Although these events cannot be predicted individually, over time and in the aggregate they happen as surely as loan losses. For example, when a major U.S. consumer-oriented firm experiences a data systems incursion resulting in the theft of credit and debit card information, online account information, and other data, it impacts thousands or sometimes millions of people. Frequently, many of those affected are our clients. Although our systems are not breached by these third-party incursions, they can increase fraud impacting accounts at our Bank and can cause us to take costly steps to avoid significant theft loss to our Bank and to our clients. Our ability to recoup our losses may be limited legally or practically in many situations. Possible points of incursion or disruption not within our control include retailers, utilities, insurers, health care service providers, internet service and electronic mail providers, social media portals, distant-server ("cloud") service providers, electronic data security providers, telecommunications companies, and smart phone manufacturers.

Risks from Economic Downturns & Changes

Generally, in an economic downturn, our realized credit losses increase, demand for our products and services declines, and the credit quality of our loan portfolio declines. Delinquencies and realized credit losses generally increase during economic downturns due to an increase in liquidity problems for clients and downward pressure on collateral values. Likewise, demand for loans (at a given level of creditworthiness), deposit and other products, and financial services may decline during an economic downturn, and may be adversely affected by other national, regional, or local economic factors that impact demand for loans and other financial products and

services. Such factors include, for example, changes in employment rates, interest rates, real estate prices, or expectations concerning rates or prices and changes in government policy or the regulatory environment. Accordingly, an economic downturn or other adverse economic change (local, regional, national, or global) can hurt our financial performance in the form of higher loan losses, lower loan production levels, lower deposit levels, compression of our net interest margin, and lower fees from transactions and services. Those effects can continue for many years after the downturn technically ends.

Because all banks are sensitive to the risk of downturns, the stock prices of all banks typically decline, sometimes substantially, if the market believes that a downturn has **become more likely or is imminent.** This effect can and often does occur indiscriminately, initially without much regard to different risk postures of different banks.

Risks Associated with Monetary Events

In recent years, the Federal Reserve has implemented, reversed, and reversed again significant economic strategies that have impacted interest rates, inflation, asset values, and the shape of the yield curve. These strategies have had, and will continue to have, a significant impact on our business and on many of our clients. To illustrate: in response to the recession in 2008-09 and the following uneven recovery, the Federal Reserve implemented a series of domestic monetary initiatives designed to lower rates and make credit easier to obtain. The Federal Reserve changed course in 2015, raising rates several times through 2018. The last raise in 2018 was accompanied by a substantial and broad stock market decline. In 2019, the Federal Reserve began to lower rates. In 2020, in response to economic disruption associated with the COVID-19 pandemic, the Federal Reserve quickly reduced short-term rates to extremely low levels and acted to influence the markets to reduce long-term rates as well. During 2021, the Federal Reserve significantly reduced its "easing" actions that held down long-term rates. During 2022, the Federal Reserve switched to a tightening policy. It raised short term rates significantly and rapidly over most of the year. Those actions triggered a significant decline in the values of most categories of U.S. stocks and bonds; significantly raised recessionary expectations for the U.S.; and inverted the yield curve in the U.S. Short-term rate rises in 2023 were few and modest and ended mid-year. Long-term rates rose during 2023 but slowly and unevenly. The 2022 yield curve inversion continued until September 2024, when Federal Reserve began reducing short-term rates and yield curve flattened. Although the yield curve has returned to a gradual upward slope in early 2025, there can be no assurance that this trend will continue or that the yield curve's upward slope will increase.

Additional information concerning monetary policy risks is presented: under the caption *Cyclicality* within the *Other Business Information* section of Item 1, which starts on page 19; within the *Effect of Governmental Policies and Proposals* section of Item 1 beginning on page 30; in *Interest Rate and Yield Curve Risks* beginning on page 46; and under the caption *Inflation, Recession, and Federal Reserve Policy* within the *Market Uncertainties and Prospective Trends* section of our 2024 MD&A (Item 7), beginning on page 97.

Federal Reserve strategies can, and often are intended to, affect the domestic money supply, inflation, interest rates, and the shape of the yield curve. Effects on the yield curve often are most pronounced at the short end of the curve, which is of particular importance to us and other banks. Among other things, easing strategies are intended to lower interest rates, encourage borrowing, expand the money supply, and stimulate economic activity, while tightening strategies are intended to increase interest rates, discourage borrowing, tighten the money supply, and restrain economic activity. However, as noted above, in 2022 short term rates rose faster than long term rates to the point that the yield curve inverted for much of the final two quarters of the year; that inversion continued through September 2024, when the Federal Reserve began reducing interest rates and the yield curve began to return to its more typical upward slope.

Many external factors may interfere with the effects of the Federal Reserve's plans or cause them to be changed, perhaps quickly. Such factors include significant economic trends or events as well as significant international monetary policies and events. Such strategies also can affect the U.S. and world-wide financial systems in ways that may be difficult to predict. Risks associated with interest rates and the yield curve are discussed in this Item 1A under the caption *Interest Rate and Yield Curve Risks* beginning on page 46.

We may be adversely affected by economic and political situations outside the U.S. The U.S. economy, and the businesses of many of our clients, are linked significantly to economic and market conditions outside the U.S., especially in North and Central America, Europe, and Asia, and increasingly in South America. Although our direct exposure to non-US-dollar-denominated assets or non-US sovereign debt is insignificant, in the future major adverse events outside the U.S. could have a substantial indirect adverse impact upon us. Key potential events which could have such an impact include (1) sovereign debt default (default by one or more governments in their borrowings), (2) bank and/or corporate debt default, (3) market and other liquidity disruptions, and, if stresses become especially severe, (4) the collapse of governments, alliances, or currencies, and (5) military conflicts. The methods by which such events could adversely affect us are highly varied but broadly include the following: an increase in our cost of borrowed funds or, in a worst case, the unavailability of borrowed funds through conventional markets; impacts upon our hedging and other counterparties; impacts upon our clients; impacts upon the U.S. economy, especially in the areas of employment rates, real estate values, interest rates, and inflation rates; and impacts upon us from substantial and unpredictable shifts in our regulatory environment from possible political responses to major financial disruptions.

Risks Related to Businesses We May Exit

We may be unable to successfully implement a disposition or wind-down of businesses or units which no longer fit our strategic plans. We consider possible closures and divestitures as we continue to adapt to a changing business and regulatory environment. Actions of this sort typically are elevated in the first few years after a significant merger. For example, in 2021 we closed or consolidated several dozen banking locations in the wake of the 2020 IBKC merger, and we divested our title insurance business in 2022. Other dispositions have occurred in recent years and likely will continue in the future. Key risks associated with exiting a business include:

- our ability to price a sale transaction appropriately and otherwise negotiate acceptable terms;

- our ability to identify and implement key client, personnel, technology systems, and other transition actions to avoid or minimize negative effects on retained businesses;

- our ability to mitigate the loss of any pre-tax income that the exited business produced;

- our ability to assess and manage any loss of synergies that the exited business had with our retained businesses; and

- our ability to manage capital, liquidity, and other challenges that may arise if an exit results in significant legacy cash expenditures or financial loss.

Reputation Risks

Our ability to conduct and grow our businesses, and to obtain and retain clients, is highly dependent upon external perceptions of our business practices and financial stability. Our reputation is, therefore, a key asset for us. Our reputation is affected principally by our business practices and how those practices are perceived and understood by others. Adverse perceptions regarding the practices of our competitors, or our industry as a whole, also may adversely impact our reputation. In addition, negative perceptions relating to parties with whom we have important relationships may adversely impact our reputation. Senior management oversees processes for reputation risk monitoring, assessment, and management.

Damage to our reputation could hinder our ability to access the capital markets or otherwise impact our liquidity, could hamper our ability to attract new clients and retain existing ones, could impact the market value of our stock, could create or aggravate regulatory difficulties, and could undermine our ability to attract and retain talented associates, among other things. Adverse impacts on our reputation, or the reputation of our industry, also may result in greater regulatory and/or legislative scrutiny, which may lead to laws or regulations that change or constrain our business or operations. Events that result in damage to our reputation also may increase our litigation risk.

Political and social fragmentation in the U.S., combined with access to social media platforms, can increase reputation risk in ways that might not be easily avoided by traditional means. The predominant culture within the banking industry remains traditional: in order to preserve their business reputations, banks generally tend to avoid direct, public involvement in political or social controversy. Increasingly, though, certain groups—having highly specific political or social agendas and with the ability to communicate their views effectively using social media platforms—have made it more difficult to maintain a traditional approach. While the potential for interest group pressure has always existed, special interest groups today, using social media platforms, are more able and willing to publicize their criticisms. Those criticisms, in turn, ultimately may be acted upon by legislators or regulators.

Credit Risks

We face the risk that our clients may not repay their loans or make payments on their leases and that the realizable value of collateral and other credit support may be insufficient to avoid a charge-off. We also face risks that other counterparties, in a wide range of situations, may fail to honor their obligations to pay us. In our business some level of credit charge-offs is unavoidable and overall levels of credit charge-offs can vary substantially over time. For example, net charge-offs were $13 million in 2017 and remained historically very low through 2019. In 2020, net charge-offs unexpectedly rose to $120 million, driven strongly by the COVID-induced recession starting in March. Net charge-offs in 2021 fell sharply to $2 million, a very low level historically. We believe this favorable outcome was substantially affected by our client selection and underwriting processes, along with our willingness to work with borrowers throughout the pandemic. Net charge-offs rose in 2022 to a more normal, but still low, $59 million. In 2023 they rose again to $170 million, driven partly by continuing normalization but also, significantly, by a single commercial credit loss, before falling back to $112 million in 2024. It is extremely difficult for banks, and for investors, to know when an upturn or downturn in credit loss is merely idiosyncratic or instead portends a major credit cycle change.

Our ability to manage credit risks depends primarily upon our ability to assess the creditworthiness of loan and lease clients and other counterparties and the value of any collateral, including real estate, among other things. We further manage credit risk by diversifying our loan and lease portfolio, by managing its granularity, by following per-relationship lending limits, and by recording and managing an allowance for loan and lease losses based on the factors mentioned above and in accordance with applicable accounting rules. We further manage other counterparty credit risk in a variety of ways, some of which are discussed in other parts of this Item 1A and all of which have as a primary goal the avoidance of having too much risk concentrated with any single counterparty.

We record loan and lease charge-offs in accordance with accounting and regulatory guidelines and rules. As indicated in this Item 1A under the caption *Accounting Risks* beginning on page 49, these guidelines and rules could change and cause provision expense or charge-offs to be more volatile, or to be recognized on an accelerated basis, for reasons not always related to the underlying performance of our portfolio. In fact, starting in 2020, such an accounting change was made and, when the COVID recession occurred starting in March, provision for credit losses significantly increased. Moreover, the SEC or PCAOB could take accounting positions applicable to our holding company that may be inconsistent with those taken by the Federal Reserve or other banking regulators.

Our credit and other loan-management models could be wrong, or could become wrong if external factors change. A significant challenge for us is to keep the credit and other models and approaches we use to originate and manage loans updated to take into account changes in the competitive environment, in real estate prices and other collateral values, in the economy, and in the regulatory environment, among other things, based on our experience originating loans and servicing loan portfolios. Changes in modeling could have significant impacts upon our reported financial results and condition. In addition, we use those models and approaches to manage our loan portfolios and lending businesses. To the extent our models and approaches are not consistent with underlying real-world conditions, our management decisions could be misguided or otherwise affected with substantial adverse consequences to us.

We must balance the desire for higher income or yield with taking on greater risk. This challenge applies not only to credit risk in lending activities but also to default and interest rate risks regarding investments. Even if less acute today because short term rates are higher, that traditional risk-versus-yield challenge remains in place.

As interest rates rise, default risk generally also rises. As borrowers' obligations to pay interest increases, financial weaknesses generally become more evident. Initially this results in lower consumer credit scores and deteriorating commercial loan grading, and later results in higher default rates. Although interest rates began to decline in last half of 2024, the full effects of the 2022-23 rate hikes may not yet be fully reflected in loan default rates. In addition, there be no assurance that the recent decline in interest rates will persist.

The composition of our loans inherently increases our sensitivity to certain credit risks. At December 31, 2024, approximately 53% of total loans and leases consisted of the commercial, financial, and industrial (C&I) portfolio, approximately 23% of total loans and leases consisted of the commercial real estate (CRE) portfolio, and approximately 23% consisted of the consumer real estate portfolio.

Two large components of the C&I portfolio at year end were loans to finance and insurance companies and loans to mortgage companies. Taken together, approximately 21% of the C&I portfolio was sensitive to impacts on the financial services industry. As discussed elsewhere in this Item 1A with respect to our company, the financial services industry is more sensitive to interest rate and yield curve changes, monetary policy, regulatory policy, changes in real estate and other asset values, and changes in general economic conditions, than many other industries. Negative impacts on the industry could dampen new lending in these lines of business and could create credit impacts for the loans in our portfolio.

The stability and value of the CRE portfolio depends substantially upon the financial health of the underlying real estate assets and upon commercial real estate market values generally. Many CRE assets are rental properties, and for those occupancy and vacancy rates are critical factors along with business trends that impact tenants. Most of the remainder are owner-occupied, significantly dependent on the financial health of the borrower. Part of our rental CRE consists of traditional office space. The COVID pandemic disrupted traditional office space demand and utilization. It is highly uncertain what demand and utilization will be once that disruption fully ends.

The consumer real estate portfolio contains a number of concentrations which affect credit risk assessment of the portfolio.

- *Product concentration.* The consumer real estate portfolio consists primarily of consumer installment loans, and much of the remainder consists of home equity lines of credit.

- *Collateral concentration.* This entire category is secured by residential real estate. Approximately 89% of the consumer real estate portfolio consists of loans secured on a first-lien basis.

- ***Geographic concentration.*** At year end, about 63% of the consumer real estate portfolio related to clients in three states: Florida, Tennessee, and Texas.

The consumer real estate category is highly sensitive to economic impacts on consumer clients and on residential real estate values. Job loss or downward job migration, as well as significant life events such as divorce, death, or disability, can significantly impact credit evaluations of the portfolio. Also, regulatory changes, discussed above and elsewhere in this Item 1A, are more likely to affect the consumer category and our accounting estimates of credit loss than other loan types.

Volatility in the oil and gas industry can impact us. At year-end, approximately 2% of our total loans were directly related to the oil and gas industry. In addition to general credit and other risks mentioned elsewhere in this Item 1A, these businesses and their related assets are sensitive to a number of factors specific to that industry. Key among those is global demand for energy and other products from oil and gas in relation to supply. The shifting balance between demand and supply is expressed most simply in prices. Significant oil-price volatility, such as that experienced in 2020-22, can and often does impact our overall business in this industry by increasing provisioning and charge-offs, and by reducing demand for loans. Another set of risks specific to that industry relate to environmental concerns, including the risks of increased regulation or other governmental intervention, and the risks of adverse changes in consumption habits or public perceptions generally.

Additional information concerning credit risks and our management of them is set forth under the caption *Asset Quality* beginning on page 70 of our 2024 MD&A (Item 7).

Service Risks

We provide a wide range of services to clients, and the provision of these services may create claims against us that we provided them in a manner that harmed the client or a third party, or was not compliant with applicable laws or rules. Our services include lending, loan servicing, fiduciary, custodial, depositary, funds management, insurance, and advisory services, among others. We manage these risks primarily through training programs, compliance programs, and supervision processes. Additional information concerning these risks and our management of them, all of which is incorporated into this Item 1A by this reference, appears under the captions *Operational Risk Management* and *Compliance Risk Management*, beginning on page 90 of our 2024 MD&A (Item 7).

Regulatory, Legislative, & Legal Risks

The regulatory environment continues to be challenging. We operate in a heavily regulated industry. Our regulatory burdens, including both operating restrictions and ongoing compliance costs, are substantial.

We are subject to many banking, deposit, insurance, securities brokerage and underwriting, investment management, and consumer lending regulations in addition to the rules applicable to all companies publicly traded in the U.S. securities markets and, in particular, on the New York Stock Exchange. Failure to comply with applicable regulations could result in financial, structural, and operational penalties. In addition, efforts to comply with applicable regulations may increase our costs and/or limit our ability to pursue certain business opportunities. See *Supervision and Regulation* within Item 1 of this report, beginning on page 21, for additional information concerning financial industry regulations. Federal and state regulations significantly limit the types of activities in which we, as a financial institution, may engage. In addition, we are subject to a wide array of other regulations that govern other aspects of how we conduct our business, such as in the areas of employment and intellectual property. In addition, changes in federal and state laws and regulations are always possible. New laws and regulations could further limit the amount of interest or fees we can charge, could further restrict our ability to collect loans or realize on collateral, could affect the terms or profitability of the products and services we offer, and could materially affect us in other ways.

The following paragraphs highlight certain specific important risk areas related to regulatory matters currently. These paragraphs do not describe these risks exhaustively, and they do not describe all such risks that we face currently. Moreover, the importance of specific risks will grow or diminish as circumstances change.

We and our Bank both are required to maintain certain regulatory capital levels and ratios. U.S. capital standards are discussed in Item 1 of this report, in tabular and narrative form, under the caption *Capital Adequacy* within the *Supervision & Regulation* section of Item 1 which starts on page 21. Pressures to maintain appropriate capital levels and address business needs in a changing economy may lead to actions that could be dilutive or otherwise adverse to our shareholders. Such actions could include: reduction or elimination of dividends; the issuance of common or preferred stock, or securities convertible into stock; or the issuance of any class of stock having rights that are adverse to those of the holders of our existing classes of common or preferred stock.

Additional information concerning these risks and our management of them, all of which is incorporated into this Item 1A by this reference, appears: under the captions *Capital Adequacy* and *Prompt Corrective Action (PCA)* within the *Supervision & Regulation* section of Item 1 which starts on page 21; under the captions *Capital*, *Capital Risk Management and Adequacy*, and *Market Uncertainties and Prospective Trends* beginning on pages 82, 90, and 97, respectively, of our 2024 MD&A (Item); and under the caption *Regulatory Capital* in Note 12—Regulatory Capital and Restrictions, beginning on page 157 of our 2024 Financial Statements (Item 8).

Regulation of banks is tiered based on asset size; we are close to reaching $100 billion, which is the next tier above us. Regulatory restrictions and costs tend to increase based on asset tier. For us, significant impacts of crossing the $100 billion threshold include becoming subject to Category IV enhanced prudential standards and becoming at-risk for being subject to a liquidity coverage ratio requirement. Compliance costs associated with those and other over-$100-billion regulations are expected to be significant. New regulations proposed in 2023 would substantially increase capital and other requirements, various restrictions, and costs, but whether those regulations will be adopted, or their final form if adopted, remains uncertain. With or without new regulations, we expect that a significant portion of those compliance costs will need to be borne as we approach the $100 billion tier, rather than commence abruptly when we enter the tier. Indeed, we are already incurring a portion of these costs as we proceed with upgrading compliance systems, processes, and staffing before these steps are required. Additional information concerning these risks, which is incorporated into this Item 1A by this reference, appears in: the *Supervision & Regulation* section of Item 1 which starts on page 21; and under the caption *Other Regulatory Proposals* within the section captioned *Market Uncertainties and Prospective Trends* beginning on page 97 of our 2024 MD&A (Item 7).

Legal disputes are an unavoidable part of business, and the outcome of pending or threatened litigation cannot be predicted with any certainty. We face the risk of litigation from clients, associates, vendors, contractual parties, and other persons, either singly or in class actions, and from federal or state regulators. Matters of that sort are pending currently. It is unlikely we will ever experience a time when no litigation matter is outstanding. We manage litigation risks through internal controls, personnel training, insurance, litigation management, our compliance and ethics processes, and other means. However, the commencement, outcome, and magnitude of litigation cannot be predicted or controlled with any certainty.

Typically, we are unable to estimate our loss exposure from legal claims until relatively late in the litigation process, which can make our financial recognition of loss from litigation unpredictable and highly uneven from one period to the next. Financial accounting guidance requires that litigation loss be both estimable and probable before a reserve may be established (recorded as a liability on our balance sheet). Under that guidance, reserves typically are not established for most litigation matters until after preliminary motions to dismiss or to narrow the case are resolved, after discovery is substantially in process, and (in many cases) after preliminary overtures regarding settlement have occurred. Potentially significant cases often are pending for years before any loss is recognized and a reserve is established. Moreover, many cases experience relatively little progress toward resolution for a long period followed by a brief period of rapid development. Lastly, although most cases are resolved with little or no loss to us, for the others our loss typically is recognized either all at once (near the time of resolution) or very unevenly over the life of the case.

Additional information concerning litigation risks and our management of them, all of which is incorporated into this Item 1A by this reference, appears: under the caption *Pre-2009 Mortgage Business Risks* beginning on page 48; under the captions *Repurchase Obligations*, *Market Uncertainties and Prospective Trends*, and *Contingent Liabilities* beginning on pages 96, 97, and 102, respectively, of our 2024 MD&A (Item 7); and under the caption *Contingencies* in Note 16—Contingencies and Other Disclosures, beginning on page 165 of our 2024 Financial Statements (Item 8).

Political volatility within the federal government, both at the regulatory and Congressional levels, creates significant potential for major and abrupt shifts in federal policy regarding bank regulation, taxes, and the economy, any of which could have significant impacts on our business and financial performance, as well as that of our commercial clients. Moreover, political conflict within and among branches of government, and within and among government agencies, can rise to a level where day-to-day functions could be interrupted or impaired, including as a result of government shutdowns.

Data privacy is becoming a major political concern. The laws governing it are new and are likely to evolve and expand. Many non-regulated, non-banking companies have gathered large amounts of personal details about millions of people and have the ability to analyze that data and act on that analysis very quickly. This situation has prompted governmental responses. Two prominent responses are the European Union General Data Protection Regulation and the California Consumer Privacy Act. Neither is a banking industry regulation, but both apply to banks in relation to certain clients. Further general regulation to protect data privacy appears likely.

Banks in the U.S. already operate under privacy-protection laws and rules, but banking industry regulations in this area might be enlarged in response to this concern.

Public expectations concerning corporate controls on emissions of carbon dioxide, methane, and other greenhouse gases could increase our operating costs in the future without a corresponding increase in revenue, could curtail some aspects of our business, or both. At present, federal environmental regulations do not require us to monitor the direct or indirect greenhouse gas emissions associated with building, operating, or maintaining our physical facilities, nor are we taxed or fined in relation to those emissions, because such gases generally are not considered to be pollutants under U.S. federal law. Changing expectations could pressure us to physically measure, monitor, and curtail direct emissions and to estimate indirect emissions or impacts, and eventually could result in legal requirements to take those actions or to pay for measured or estimated emissions. For example, we engage a third party to estimate our Scope 1 and 2 location-based emissions, even though not legally required. Whether or not legally required, any such actions that we take increase our operating costs. In addition, such expectations could pressure us to re-evaluate business relationships with certain clients, or groups of clients, that have suboptimal reputations for emissions.

Recent state laws and federal disclosure rules concerning greenhouse gas (GHG) emissions could impose significant additional costs upon us. In 2023 the state of California enacted two laws which, taken together, will require most larger companies doing business in California to report annually their greenhouse gas ("GHG") emissions, with an external assurance requirement, and to report biennially their climate-related financial risks and risk-mitigation measures. The California laws include multi-year phase in periods and encompass Scope 1, Scope 2, and Scope 3 GHG emissions. As currently enacted, the laws require implementing regulations to be adopted by July 1, 2025 and reporting for Scopes 1 and 2 to begin in 2026 for the 2025 fiscal year. The California laws, especially the application of those laws to companies outside of California, have been challenged in court. These challenges could take many years to resolve.

In March 2024, the U.S. Securities and Exchange Commission ("SEC") adopted final rules, "The Enhancement and Standardization of Climate-Related Disclosures for Investors" (the "SEC Climate Disclosures Rules"). These rules would require all U.S. companies with publicly-traded securities to report annually their Scope 1 and 2 GHG emissions and related risk-management processes, and would include a related financial statement and audit requirement, among other things. There is considerable uncertainty as to whether the SEC's Climate Disclosure Rules will be implemented as adopted, both because the SEC has suspended effectiveness of those rules while legal challenges are pending and because shifts in executive and legislative branches of government could lead the SEC to withdraw or significantly alter those rules.

Direct compliance costs related to these state and federal requirements, should they become effective, will include creating systems to measure or estimate and capture relevant data, staffing, and engagement of vendors, including a firm to provide required assurances (somewhat analogous to a financial statement auditor). In addition, if we are required by California law to support Scope 3 reporting by obtaining GHG-related information from customers, effectively we would be required to impose costs and/or inconveniences on our customers. Other banks in our markets, particularly those that are both private and not doing business in California, could provide financial services without those requirements, putting us at a competitive disadvantage.

Additional information concerning these risks, which is incorporated into this Item 1A by this reference, appears under the caption *Greenhouse Gas (GHG) Reporting Regimes* within the section captioned *Market Uncertainties and Prospective Trends* beginning on page <u>97</u> of our 2024 MD&A (Item 7).

General regulation of greenhouse gas emissions, carbon taxation schemes, government subsidies for "green" industries over carbon-intensive ones, and other such political/governmental actions could substantially and directly impact us or our clients. Even if we are not directly impacted in any significant manner by such actions, impacts on clients could have a significant impact on us.

Risks of Expense Control

Our ability to successfully manage expenses is important to our long-term success, but in part is subject to risks beyond our control. Many factors can influence the amount of our expenses, as well as how quickly they grow. As our businesses change—whether by acquisition, expansion, or contraction—additional expenses can arise from asset purchases, structural reorganization, evolving business strategies, and changing regulations, among other things.

We manage controllable expenses and risk through a variety of means, including selectively outsourcing or multi-sourcing various functions and procurement coordination and processes. In recent years we have actively sought to make strategic businesses more efficient primarily by investing in technology, re-thinking and right-sizing our physical facilities, and re-thinking and right-sizing our workforce and incentive programs. These efforts usually entail additional near-term expenses in the form of technology purchases and implementation, facility closure or renovation costs, and severance costs, while expected benefits typically are realized with some uncertainty in the future.

We have also focused on the economic profit generated by our business activities and prospects. Economic profit analysis attempts to relate ordinary profit to the capital employed to create that profit with the goal of achieving higher risk-adjusted (more efficient) returns on capital employed overall. Activities with higher capital usage bear a greater burden in economic profit analysis. The process is intended to allow us to more efficiently manage investment and utilization of resources. Economic profit analysis involves judgment regarding capital allocation and risk. Errors in those judgments could result in less efficient

allocations of resources and could impact long-term profitability.

Despite our efforts, our costs could rise due to adverse structural changes, market shifts, or inflationary pressures. For example: in 2021 and 2022, compensation costs rose markedly due to high-demand/low-supply circumstances beyond our control.

Regulatory compliance expense will increase substantially when we reach $100 billion in assets, which is the next regulatory tier above us now. Moreover, we expect such costs to increase significantly as we approach that size. Additional information concerning these expenses appears in *Regulatory, Legislative, and Legal Risks* within this Item 1A beginning on page 40.

Geographic Risks

We are subject to risks of operating in various jurisdictions. To a significant degree our banking business is exposed to economic, regulatory, natural disaster, and other risks that primarily impact the southeastern and south-central U.S. states where we do most of our traditional lending and deposit taking business. If those regions of the U.S. were to experience adversity not shared by other parts of the country, we would be likely to experience adversity to a degree not shared by those competitors which have a broader or different regional footprint. Examples of these kinds of risks include: earthquakes in Memphis; hurricanes in Florida, Louisiana, the Carolina coasts, the Texas coast, and other parts of our geographic footprint, including the inland areas of Georgia and North Carolina impacted by Hurricane Helene; a major change in national health insurance laws impacting our healthcare-industry clients in middle Tennessee; and automotive industry plant closures.

Significant cost increases and uncertainties impacting clients and communities in our coastal markets may jeopardize the substantial growth trends of those markets. A significant part of our growth prospects are concentrated in the major gulf coast markets and several markets on the southern Atlantic seacoast of the U.S. Many of our fastest growing markets, including most significantly those in Florida, can be impacted significantly by hurricanes and other severe coastal weather events. As those markets grow, our economic commitment to them grows, as does our financial exposure to those events.

In 2023 and 2024 it has been widely reported that the economic costs of hurricane events in the U.S. gulf and southern Atlantic coastal areas have been rising significantly. We believe that rising costs are directly related to growth in those areas.

For example, much of the growth in Florida has been along the coasts moving out from older cities. A gulf coast hurricane 50 or 60 years ago had a fair chance of making

landfall in a relatively unpopulated area. Now, the chances of directly hitting a population center are much higher, the average population in that center is much higher, and the average value per building is much higher.

The reported significant increase in casualty risks and costs is being reflected in property insurance practices which currently are in significant flux. The insurance industry is being forced to revise its risk assessment and premium pricing practices in coastal areas as loss experience has deviated from earlier predictions, sometimes badly. In Florida, for example, some smaller carriers have failed, some larger carriers have left markets, and remaining carriers have significantly increased the premiums of hurricane-related insurance, narrowed coverage, or both.

Coastal states such as Florida and Louisiana have created last-resort insurance pools for residents who cannot obtain or afford private property insurance. However, as the costs borne by those pools increase, either the premiums will have to rise or general taxation will have to cover the difference. In addition, those programs generally do not help business clients.

State and local building and water-control codes are being revised, but often unevenly and often not retroactive to pre-existing structures and developments. The current transition period could be lengthy.

The availability, reliability, and cost of adequate property insurance is a significant concern for us as well as our clients in affected markets. Instability in property insurance has made, and will continue to make, our business decisions more difficult. That instability increases our risks of loan loss and business downturn.

More fundamentally, elevated insurance and casualty costs blunt a key factor driving growth in many of these high-growth markets: lower costs of living. If market growth slows, our business will be impacted.

Additional information concerning these risks, which is incorporated into this Item 1A by this reference, appears under the caption *Coastal Market Growth and Rising Costs* within the section captioned *Market Uncertainties and Prospective Trends* beginning on page 97 of our 2024 MD&A (Item 7).

We have international assets, mainly in the form of loans and letters of credit. Holding non-U.S. assets creates a number of risks: the risk that taxes, fees, prohibitions, and other barriers and constraints may be created or increased by the U.S. or other countries that would impact our holdings; the risk that currency exchange rates could move unfavorably so as to diminish the U.S. dollar value of assets, or to enlarge the U.S. dollar value of liabilities; and the risk that legal recourse against foreign counterparties may be limited in unexpected ways. Our ability to manage those and other risks depends upon a number of factors, including: our ability to recognize and anticipate differences in legal, cultural, and other expectations applicable to clients, regulators, vendors, and other business partners and counterparties; and our ability to recognize and manage any exchange rate risks to which we are exposed.

Insurance

Our property and casualty insurance may not cover, or may be inadequate to fully cover, the risks that we face, and we may be adversely affected by a default by insurers. We use insurance to manage a number of risks, including damage or destruction of property as well as legal and other liability. Not all such risks are insured, in any given insured situation our insurance may be inadequate to cover all loss, and many risks we face are uninsurable. For those risks that are insured, we also face the risks that the insurer may default on its obligations or that the insurer may refuse to honor them. We treat the risk of default as a type of credit risk, which we manage by reviewing the insurers that we use and by striving to use more than one insurer when practical. The risk of refusal, whether due to honest disagreement or bad faith, is inherent in any contractual situation.

A portion of our consumer loan portfolio involves mortgage default insurance. If a default insurer were to experience a significant credit downgrade or were to become insolvent, that could adversely affect the carrying value of loans insured by that company, which could result in an immediate increase in our loan loss provision or write-down of the carrying value of those loans on our balance sheet and, in either case, a corresponding impact on our financial results. If many default insurers were to experience downgrades or insolvency at the same time, the risk of a financial impact would be amplified.

We own certain bank-owned life insurance policies as assets on our balance sheet. Some of those policies are "general account" and others are "separate account." The general account policies are subject to the risk that the carrier might experience a significant downgrade or become insolvent. The separate account policies are less susceptible to carrier risk, but do carry a higher risk of value fluctuations in securities which underlie those policies. Both risks are managed through periodic reviews of the carriers and the underlying security values. However, particularly for the general account policies, our ability to liquidate a policy in anticipation of an adverse carrier event is significantly limited by applicable insurance contracts and regulations as well as by a substantial tax penalty which could be levied upon early policy termination.

When we self-insure certain exposures, our estimates of future expenditures may be inadequate for the actual expenditures that occur. For example, we self-insure our associate health-insurance benefit program. We estimate future expenditures and establish accruals (reserves) based on the estimates. If actual expenditures were to exceed our estimates in a future period, our future expenses could be adversely and unexpectedly increased.

Liquidity & Funding Risks

Liquidity is essential to our business model and a lack of liquidity, or an increase in the cost of liquidity, may materially and adversely affect our businesses, results of operations, financial condition, and cash flows. In general, the costs of our funding directly impact our costs of doing business and, therefore, can positively or negatively affect our financial results. Our funding requirements in 2024 were met principally by deposits, by financing from other financial institutions, and by funds obtained from the capital markets.

Deposits traditionally have provided our most affordable funds and deposits by far are the largest portion of our funding. However, deposit trends can shift with economic conditions and with public perception of risk in the banking industry or of risk in our Bank in particular. That shift can be sudden and extreme. If public confidence fails, deposit levels in our Bank could fall, perhaps fairly quickly if a tipping point is reached, as depositors seek safety and are able to move their funds rapidly. In the mildest version of this scenario, we could be forced to raise interest we pay on our deposits, raising costs appreciably. In a severe case, deposit flight could render the Bank insolvent.

In the first half of 2023, actual events resulted in many of these impacts. Three large U.S. regional banks failed, largely as a result of massive deposit run-off. Along with most other regional banks, we experienced significant but much more modest levels of run-off, which we successfully countered with a significant deposit campaign. We believe significant portions of the outgoing deposits transferred either to a few of the very largest U.S. banks or to money market funds which, though not FDIC insured, are supported by U.S. Treasury debt.

In the aftermath of the 2023 bank failures, the following factors appear to have been key to institutional risk: deposits not insured by FDIC insurance were much more likely to depart rapidly when risk perceptions changed suddenly; deposit clients who were not traditional clients with primary banking relationships were much more likely to depart rapidly; and deposits concentrated in fewer, high-balance accounts (with FDIC insurance coverage on only a small portion of the balances) were much more likely to depart rapidly than deposits spread among many more-typical clients and accounts. All but the very largest banks, including our Bank, faced all three of these factors to an extent. Banks with higher-than-usual levels of one or more of these factors tended to be more strongly impacted by the banking crisis events in the first half of 2023.

Deposit levels may be affected, fairly quickly, by changes in monetary policy. The Federal Reserve began reducing short-term rates in the last half of 2024 based on economic events during the year, including reduced inflationary pressures, employment data, and overall economic activity. Whether, and to what extent, economic conditions will support continued short-term rate reductions in 2025 remains uncertain. Additional information concerning monetary policy changes appears under the caption *Risks Associated with Monetary Events* beginning on page <u>37</u> within this Item 1A, and under the caption *Inflation, Recession, and Federal Reserve Policy* within the *Market Uncertainties and Prospective Trends* section of 2024 MD&A (Item 7), which begins on page <u>97</u>.

Loss of deposits or a change in deposit mix could increase our funding costs. Deposits generally are a low cost and stable source of funding. We compete with banks and other financial institutions for deposits and as a result, we could lose deposits in the future, clients may shift their deposits into high cost products, or we may need to raise interest rates to avoid deposit attrition. Funding costs may also increase if deposits lost are replaced with wholesale funding. Higher funding costs reduce our net interest margin, net interest income, and net income.

The market among banks for deposits may be impacted by regulatory funding and liquidity requirements. Regulatory rules generally provide favorable treatment for core deposits. Institutions with less than $100 billion of assets are not required to maintain a minimum Liquidity Coverage ratio. At or above $100 billion, the requirement increases with size and certain activities. The largest banks, which must maintain the highest minimum ratio, may be incented to compete for core deposits vigorously. Although mid-sized banks, like ours, are only lightly impacted by this rule, if some large banks in our markets take aggressive actions we could lose deposit share or be compelled to adjust our deposit pricing and practices in ways that could increase our costs.

Continued availability of funding from the Federal Home Loan Bank and discount window at the Federal Reserve depends on policies set by federal agencies, the federal government and, ultimately, by the U.S. Congress; for that reason, long-term continuation of current programs is beyond our control. We have and use credit facilities with one of the Federal Home Loan Banks. Those facilities provide funding quickly when we need it, up to program limits. Program limits are based, in part, on the fair value of potential collateral we can provide, which fluctuates with market conditions. We also have and use access to the discount window at the Federal Reserve. Although we do not view borrowing at the Federal Home Loan Bank or at the discount window at the Federal Reserve as a primary source of liquidity, the curtailment or elimination of our access to these funding sources would significantly alter how we plan for and manage routine and contingency funding situations.

We also depend upon financing from private institutional or other investors by means of the capital markets. In 2020 we issued and sold $150 million of preferred stock, along with a total of $1.3 billion of senior and subordinated notes. In 2021, we issued and sold another $150 million of preferred stock. We believe we could access the capital markets again if we desired to do so. Risk remains, however, that capital markets may become unavailable to us for reasons beyond our control.

A number of more general factors could make funding more difficult, more expensive, or unavailable on affordable terms. These include, but are not limited to, our financial results, organizational or political changes, adverse impacts on our reputation, changes in the activities of our business partners, disruptions in the capital markets, specific events that adversely impact the financial services industry, counterparty availability, changes affecting our loan portfolio or other assets, changes affecting our corporate and regulatory structure, interest rate fluctuations, ratings agency actions, general economic conditions, and the legal, regulatory, accounting, and tax environments governing our funding transactions. In addition, our ability to raise funds is strongly affected by the general state of the U.S. and world economies and financial markets as well as the policies and capabilities of the U.S. government and its agencies, and may remain or become increasingly difficult due to economic and other factors beyond our control. For additional information concerning these risks, see *Interest Rate and Yield Curve Risks* beginning on page 46.

Events affecting interest rates, markets, and other factors may adversely affect the demand for our products and services in our fixed income business. As a result, disruptions in those areas may adversely impact our earnings in that business unit.

Credit Ratings

Our credit ratings directly affect the availability and cost of our unsecured funding. Our holding company (the Corporation) and our Bank currently receive ratings from rating agencies for unsecured borrowings. A rating below investment grade typically reduces availability and increases the cost of market-based funding. A debt rating of Baa3 or higher by Moody's Investors Service, or BBB- or higher by Fitch Ratings, is considered investment grade for many purposes. At December 31, 2024, both rating agencies rated the unsecured senior debt of the Corporation and of the Bank as investment grade. To the extent that in the future we depend on institutional borrowing and the capital markets for funding and capital, we could experience reduced liquidity and increased cost of unsecured funding if our debt ratings were lowered, particularly if lowered below investment grade. In addition, other actions by ratings agencies can create uncertainty about our ratings in the future and thus can adversely affect the cost and availability of funding, including placing us on negative outlook or on watchlist. Please note that a credit rating is not a recommendation

to buy, sell, or hold securities, is subject to revision or withdrawal at any time, and should be evaluated independently of any other rating.

Reductions in our credit ratings could result in counterparties reducing or terminating their relationships with us. Some parties with whom we do business have internal policies restricting the business that can be done with financial institutions, such as the Bank, that have credit ratings lower than a certain threshold.

Reductions in our credit ratings could allow some counterparties to terminate and immediately force us to settle certain derivatives agreements, and could force us to provide additional collateral with respect to certain derivatives agreements. Under our margin agreements, we are required to post collateral in the amount of our derivative liability positions with derivative counterparties. FHN could be asked to post collateral of an undetermined amount based on changes in credit ratings and derivative value.

Interest Rate & Yield Curve Risks

We are subject to interest rate risk because a significant portion of our business involves borrowing and lending money and investing in financial instruments. A considerable portion of our funding comes from short-term and demand deposits, while a sizeable portion of our lending and investing is in medium-term and long-term instruments. Changes in interest rates directly impact our revenues and expenses and could expand or compress our net interest margin. We actively manage our balance sheet to control the risks of a reduction in net interest margin brought about by ordinary fluctuations in rates. In addition, our fixed income business tends to perform better when rates decline or markets are moderately volatile, which tends to partially offset net interest margin compression.

A flat or inverted yield curve may reduce our net interest margin and adversely affect our lending and fixed income businesses. The yield curve is a reflection of interest rates, at various maturities, applicable to assets and liabilities. The yield curve is steep when short-term rates are much lower than long-term rates; it is flat when short-term rates and long-term rates are nearly the same; and it is inverted when short-term rates exceed long-term rates.

Historically, the yield curve is usually upward sloping (higher rates for longer terms). However, the yield curve can be relatively flat or inverted (downward sloping). Inversion normally is rare, but has happened several times in the past few years. In fact, inversion was continuous from the second half of 2022 through September 2024, when the Federal Reserve began to reduce short-term interest rates and the yield curve flattened. A flat or inverted yield curve tends to decrease net interest margin, which would adversely impact our lending businesses, and it tends to reduce demand for long-term debt securities, which would adversely impact the revenues of our fixed income business. During late 2022 our net interest margin overall did not compress, but actually expanded, as we were able to increase average loan rates faster than average funding rates. In 2023, our net interest margin compressed throughout much of the year as funding costs accelerated, but still expanded on a full year basis compared to 2022. Although compression eased late in 2023 and in 2024 as short-term interest rate increases ended and reductions began, net interest margin for 2024 declined from 2023 as the yield curve remained inverted for much of 2024. Compression continued to ease in the fourth quarter of 2024, with net interest margin expanding as compared with both the third quarter of 2024 and the fourth quarter of 2023.

Market-indexed deposit products are very sensitive to changes in short-term rates, and our use of them increases our exposure to such changes. If market rates rise, an increase in those deposit rates may be necessary before we are able to effect similar increases in loan rates. Generally, we try to moderate our use of these products when rates are rising.

Expectations by the market regarding the direction of future interest rate movements can impact the demand for and value of our fixed income investments and can impact the revenues of our fixed income business. This risk is most apparent during times when strong expectations have not yet been reflected in market rates, or when expectations are especially weak or uncertain. Over a business cycle period of many years, there are typically "up" parts of the cycle in which revenues increase and "down" parts of the cycle in which revenues decrease, with each being driven principally by changes in the operating environment. The most recent "down" part of the cycle started in 2022 and continued through 2023. The improvement in the shape of the yield curve in the second half of 2024 and the resulting increase in fixed income revenues from 2023 to 2024 could signal a shift toward the "up" part of the cycle.

Asset Inventories & Market Risks

The trading securities inventories and loans held for sale in our fixed income business are subject to market and credit risks. In the course of that business we hold trading securities inventory and loan positions for purposes of distribution to clients, and we are exposed to certain market risks attributable principally to interest rate risk and credit risk associated with those assets. We manage the risks of holding inventories of securities and loans through certain market risk management policies and procedures, including, for example, hedging activities and Value-at-Risk ("VaR") limits, trading policies, modeling, and stress analyses. Average fixed income trading securities (long positions) were $1.4 billion for 2024 and $1.2 billion for 2023. Average fixed income trading liabilities (short positions) were $555 million and $301 million for 2024 and 2023, respectively. Average loans held for sale in our fixed income business were $347 million and $552 million for 2024 and 2023, respectively. Additional information concerning these risks and our management of them, all of which is incorporated into this Item 1A by this reference, appears under the caption *Market Risk Management* beginning on page 87 of our 2024 MD&A (Item 7).

Declines, disruptions, or precipitous changes in markets or market prices can adversely affect our fees and other income sources. We earn fees and other income related to our brokerage business and our management of assets for clients. Declines, disruptions, or precipitous changes in markets or market prices can adversely affect those revenue sources.

Significant changes to the securities market's performance can have a material impact upon our assets, liabilities, and financial results. We have a number of assets and obligations that are linked, directly or indirectly, to major securities markets. Significant changes in market performance can have a material impact upon our assets, liabilities, and financial results.

An example of that linkage is our obligation to fund our pension plan so that it may satisfy benefit claims in the future. Our pension funding obligations generally depend upon actuarial estimates of benefits claims, the discount rate used to estimate the present values of those claims, and estimates of plan asset values. Our obligations to fund the plan can be affected by changes in any of those three factors. Accordingly, our obligations diminish if the plan's investments perform better than expectations or if estimates are changed anticipating better performance, and can grow if those investments perform poorly or if expectations worsen. A rise in interest rates is likely to negatively impact the values of fixed income assets held in the plan, but would also result in an increase in the discount rate used to measure the present value of future benefit payments. Similarly, our obligations can be impacted by changes in mortality tables or other actuarial inputs. We manage the risk of rate changes by investing plan assets in fixed income securities having maturities aligned with the expected timing of payouts. Because there are no new participants, the actuarial-input risk should slowly diminish over time.

Changes in our funding obligation generally translate into positive or negative changes in our pension expense over time, which in turn affects our financial performance. Our obligations and expenses relative to the plan can be affected by many other things, including changes in our participating associate population and changes to the plan itself. Although we have taken actions intended to moderate future volatility in this area, risk of some level of volatility is unavoidable.

Our hedging activities may be ineffective, may not adequately hedge our risks, and are subject to credit risk. In the normal course of our businesses we attempt to create partial or full economic hedges of various, though not all, financial risks. For example: our fixed income unit manages interest rate risk on a portion of its trading portfolio with short positions, futures, and options contracts; we hedge the risk of interest rate movements related to the gap between the time we originate mortgage loans and the time we sell them; and we use derivatives, including swaps, swaptions, caps, forward contracts, options, and collars, that are designed to moderate the impact on earnings as interest rates change.

Table of Contents

Generally, in the last example these hedged items include certain term borrowings and certain held-to-maturity loans.

Hedging creates certain risks for us, including the risk that the other party to the hedge transaction will fail to perform (counterparty risk, which is a type of credit risk), and the risk that the hedge will not fully protect us from loss as intended (hedge failure risk). Unexpected counterparty failure or hedge failure could have a significant adverse effect on our liquidity and earnings.

Mortgage Business Risks

Two of our mortgage-related businesses—mortgage origination and lending to mortgage companies—are highly sensitive to interest rates and rate cycles. When rates are higher, client activity (and our related income) tends to be muted. Lower rates tend to foster higher activity. The U.S. experienced extremely low interest rates for several years, ending in early 2022. Rising rates in 2022 substantially curtailed our income from these businesses. For example, by late 2022 consumer mortgage refinancings fell to extremely low levels. These impacts largely continued throughout 2023 and 2024, but modestly abated in the second half of 2024 as the Federal Reserve began reducing short-term rates. Although lower mortgage rates in the future, if and when they occur, should moderate these impacts, it is very unlikely that the low rate environment of 2020-21 will return. Additional information concerning rates and their impacts upon us is presented: under the caption *Cyclicality* within the *Other Business Information* section of Item 1, which starts on page 19; in *Risks Associated with Monetary Events* beginning on page 37; in *Interest Rate and Yield Curve Risks* beginning on page 46; and under the caption *Inflation, Recession, and Federal Reserve Policy* within the *Market Uncertainties and Prospective Trends* section of our 2024 MD&A (Item 7), beginning on page 97.

We have contractual risks from our mortgage business. Our traditional mortgage business primarily consists of helping clients obtain home mortgages which we sell, rather than hold, or which qualify for a government-guarantee program. The mortgage terms conform to the requirements of the mortgage buyers or government agencies, and we make representations to those buyers or agencies concerning conformity of each mortgage at origination. Although the buyers and agencies generally take the risk that a mortgage defaults, we retain the risk that our representations were materially incorrect. In such a case, the buyer or agency generally has the power to force us to take the loan back for its face value, or to make the buyer or agency whole for its loss.

Some government mortgage programs could impose penalties on us for misrepresentations at the time of obtaining benefits under the program. Penalties can be severe, up to three times the agency's loss. As a result, mortgage origination processes need to emphasize being thorough and correct, in compliance with all agency standards. Those processes tend to slow the mortgage lending process for clients and increase the complexity of the paperwork.

The mortgage servicing business creates regulatory risks. Servicing requires continual interaction with consumer clients. Federal, state, and sometimes local laws regulate when and how we interact with consumer clients. The requirements can be complex and difficult for us to administer, especially if a client experiences difficulty with the mortgage loan. Failure to follow the applicable rules can result in significant penalties or other loss for us.

Pre-2009 Mortgage Business Risks

We have risks from the mortgage-related businesses that legacy First Horizon exited in 2008, including mortgage loan repurchase and loss-reimbursement risk, and claims of non-compliance with contractual and regulatory requirements. In 2008 we exited our national mortgage and related lending businesses. We retain the risk of liability to clients and contractual parties with whom we dealt in the course of operating those businesses.

Additional information concerning risks related to our former mortgage businesses and our management of them, all of which is incorporated into this Item 1A by this reference, is set forth: under the captions *Repurchase Obligations* beginning on page 96, and *Contingent Liabilities* beginning on page 102, of our 2024 MD&A (Item 7); and under the caption *Mortgage Loan Repurchase and Foreclosure Liability*, within Note 16—Contingencies and Other Disclosures of our 2024 Financial Statements (Item 8), which Note begins on page 165.

Accounting Risks

The preparation of our consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make significant estimates that affect the financial statements. The estimate that is consistently one of our most critical is the level of the allowance for credit losses. However, other estimates can be highly significant at discrete times or during periods of varying length, for example the valuation (or impairment) of our deferred tax assets. Estimates are made at specific points in time. As actual events unfold, estimates are adjusted accordingly. Due to the inherently uncertain nature of these estimates, it is possible that, at some time in the future, we may significantly increase the allowance for credit losses and/or sustain credit losses that are significantly higher than the provided allowance, or we may recognize a significant provision for impairment of assets, or we may make some other adjustment that will differ materially from the estimates that we make today. Moreover, in some cases, especially concerning litigation and other contingency matters where critical information is inadequate, often we are unable to make estimates until fairly late in a lengthy process.

A significant merger or acquisition requires us to make many estimates, including the fair values of acquired assets and liabilities. With larger transactions, fair value and other estimations can take up to four quarters to finalize. These estimates, and their revisions, can have a substantial effect on the presentation of our financial condition and operating results after the transaction closes. In addition, the excess of the value "paid" by us in the merger or acquisition over the fair value of the assets acquired, net of liabilities assumed, is recorded as goodwill. Goodwill is subject to periodic impairment assessment, a process that can result in impairment expense which may be significant and sudden.

Changes in accounting rules can significantly affect how we record and report assets, liabilities, revenues, expenses, and earnings. Although such changes generally affect all companies in a given industry, in practice changes sometimes have a disparate impact due to differences in the circumstances or business operations of companies within the same industry.

One such accounting change, ASU 2016-13, "Measurement of Credit Losses on Financial Instruments," substantially impacts the measurement and recognition of credit losses for certain assets, including most loans. Under ASU 2016-13, when we make or acquire a new loan, we are required to recognize immediately the "current expected credit loss," or "CECL," of that loan. We will also re-evaluate CECL each quarter that the loan is outstanding. CECL is the difference between our cost and the net amount we expect to collect over the life of the loan using certain estimation methods that incorporate macroeconomic forecasts and our experience with other, similar loans. In contrast, the pre-2020 accounting standard delayed recognition until loss was "probable" (very likely). We adopted ASU 2016-13 and CECL accounting starting in 2020, with the impact on regulatory capital having a phase-in period. Starting in 2020, recognition of estimated credit loss was significantly accelerated compared to pre-CECL practice, which was aggravated by the actual and projected effects of the pandemic. That acceleration could happen again, especially if a recession occurs or is expected to occur. Additional information concerning ASU 2016-13 appears in Item 1 under the caption *CECL Accounting and COVID-19* within the section entitled *Significant Business Developments Over Past Five Years*, which begins on page 12, all of which information is incorporated into this Item 1A by reference.

In comparison with former (pre-2020) standards, CECL accounting tends to: result in a significant increase in our provision for credit losses (expense) and allowance (reserve) during any period of loan growth, including organic growth and growth created by acquisition or merger; through increased provision, adversely impact our earnings and, correspondingly, our regulatory capital levels; and enhance volatility in loan loss provision and allowance levels from quarter to quarter and year to year, especially during times when the economy is in transition or experiencing significant volatility. Moreover, CECL creates an incentive for banks to reduce new lending in the "down" part of the economic cycle in order to reduce loss recognition and conserve regulatory capital. That perverse incentive could, nationwide, prolong a down cycle in the economy and delay a recovery.

Changes in regulatory rules can create significant accounting impacts for us. Because we operate in a regulated industry, we prepare regulatory financial reports based on regulatory accounting standards. Changes in those standards can have significant impacts upon us in terms of regulatory compliance. In addition, such changes can impact our ordinary financial reporting, and uncertainties related to regulatory changes can create uncertainties in our financial reporting.

Our controls and procedures may fail or be circumvented. Internal controls, disclosure controls and procedures, and corporate governance policies and procedures ("controls and procedures") must be effective in order to provide assurance that financial reports are materially accurate. A failure or circumvention of our controls and procedures or failure to comply with regulations related to controls and procedures could have a material adverse effect on our business, financial condition and results of operations.

Table of Contents

Share Owning & Governance Risks

The principal source of cash flow to pay dividends on our stock, as well as service our debt, is dividends and distributions from the Bank, and the Bank may become unable to pay dividends to us without regulatory approval. First Horizon Corporation primarily depends upon common dividends from the Bank for cash to fund dividends we pay to our common and preferred shareholders, and to service our outstanding debt. Regulatory constraints might constrain or prevent the Bank from declaring and paying dividends to us in future years without regulatory approval. Applying the dividend restrictions imposed under applicable federal and state rules, the Bank's total amount available for dividends, without obtaining regulatory approval, was $374 million at January 1, 2025.

Also, we are required to provide financial support to the Bank. Accordingly, at any given time a portion of our funds may need to be used for that purpose and therefore would be unavailable for dividends.

Furthermore, the Federal Reserve has issued policy statements generally requiring insured banks and bank holding companies only to pay dividends out of current operating earnings. The Federal Reserve has released a supervisory letter advising bank holding companies, among other things, that as a general matter a bank holding company should inform the Federal Reserve and should eliminate, defer or significantly reduce its dividends if (i) the bank holding company's net income available to shareholders for the past four quarters, net of dividends previously paid during that period, is not sufficient to fully fund the dividends; (ii) the bank holding company's prospective rate of earnings is not consistent with the bank holding company's capital needs and overall current and prospective financial condition; or (iii) the bank holding company will not meet, or is in danger of not meeting, its minimum regulatory capital adequacy ratios.

Our shareholders may suffer dilution if we raise capital through public or private equity financings to fund our operations, to increase our capital, or to expand. If we raise funds by issuing equity securities or instruments that are convertible into equity securities, the percentage ownership of our current common shareholders will be reduced, the new equity securities may have rights and preferences superior to those of our common or outstanding preferred stock, and any additional issuances could be at a sales price which is dilutive to current shareholders. We may also issue equity securities directly as consideration for acquisitions we may make that would be dilutive to shareholders in terms of voting power and share-of-ownership, and could be dilutive financially or economically.

The IBKC merger, for example, resulted in a significant increase in our outstanding shares. In 2020, we issued to former IBKC shareholders common shares representing about 44% of our post-closing outstanding shares.

Our issuance of ordinary preferred stock raises regulatory capital without issuing or diluting common shares, but creates or expands our general obligation to pay all preferred dividends ahead of any common dividends. Currently we have five series of preferred stock outstanding, one issued by the Bank and four by First Horizon Corporation. Subject to capital needs and market conditions, additional series may be issued in the future.

Provisions of Tennessee law, and certain provisions of our charter and bylaws, could make it more difficult for a third party to acquire control of us or could have the effect of discouraging a third party from attempting to acquire control of us. These provisions could make it more difficult for a third party to acquire us even if an acquisition might be at a price attractive to many of our shareholders. In addition, federal banking laws prohibit non-financial-industry companies from owning a bank and require regulatory approval of any change in control of a bank.

Certain legal rights of holders of our common stock and of depositary shares related to our preferred stock to pursue claims against us or the depositary, as applicable, are limited by our bylaws and by the terms of the deposit agreements. Our bylaws provide that, unless we consent in writing to an alternative forum, a state or federal court located within Shelby County in the State of Tennessee will be the sole and exclusive forum for (i) any derivative action or proceeding brought in our right or name, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other associate of ours to us or our shareholders, (iii) any action asserting a claim against us or any director, officer or other associate of ours arising pursuant to any provision of the Tennessee Business Corporation Act or our charter or bylaws or (iv) any action asserting a claim against us or any director, officer or other associate of ours that is governed by the internal affairs doctrine. In addition, each deposit agreement between us and the depositary, which governs the rights of the depositary shares related to our Series B and C preferred stock (respectively), provides that any action or proceeding arising out of or relating in any way to the deposit agreement may only be brought in a state court located in the State of New York or in the United States District Court for the Southern District of New York.

The foregoing exclusive forum clauses may have the effect of discouraging lawsuits against us or our directors, officers or other associates, or against the depositary, as applicable. Exclusive forum clauses may also lead to increased costs to bring a claim or may limit the ability of holders of our common stock or depositary shares to bring a claim in a judicial forum they find favorable.

Table of Contents

In addition, the exclusive forum clauses in our bylaws and deposit agreements could apply to actions or proceedings that may arise under the federal securities laws, depending on the nature of the claim alleged. To the extent these exclusive forum clauses restrict the courts in which holders of our common stock or depositary shares may bring claims arising under the federal securities laws, there is uncertainty as to whether a court would enforce such provisions. These exclusive forum provisions do not mean that holders of our common stock or depositary shares have waived our obligations to comply with the federal securities laws and the rules and regulations thereunder.

Table of Contents

Item 1B. Unresolved Staff Comments

Not applicable.

Item 1C. Cybersecurity

The *Cybersecurity Risk Management* section within our 2024 MD&A (Item 7), beginning on page <u>91</u> of this report, is incorporated herein by reference.

Item 2. Properties

We own or lease no single physical property that we consider to be materially important to our financial condition or results from operations.

Our banking centers, our fixed income and capital markets offices, our wealth management offices, and our loan origination, processing, and other physical offices, in the aggregate, remain important to our ability to deliver financial services to a large portion of our clients. For many years, banking center usage by clients has slowly declined, and for many years we have consolidated banking center locations in response to changing utilization patterns. We expect that long-term trend to continue. Information concerning our business locations, including banking center and other client-facing facilities, at year-end 2024 is provided under the caption *Principal Businesses, Brands, & Locations* within the *Our Businesses*

section of Item 1 of this report, which begins on page <u>8</u>; that information is incorporated into this Item 2 by this reference.

In addition to the banking centers and other offices mentioned in Item 1, we own or lease other offices and office buildings, such as our headquarters building at 165 Madison Avenue in downtown Memphis, Tennessee. Although some of these other offices contain banking centers or other client-facing offices, primarily they are used for operational and administrative functions. Our operational and administrative offices are located in several cities where we have banking centers.

At December 31, 2024, we believe our physical properties are suitable and adequate for the businesses we conduct.

Item 3. Legal Proceedings

The *Contingencies* section from Note 16—Contingencies and Other Disclosures, beginning on page <u>165</u> of this report within our 2024 Financial Statements (Item 8), is incorporated herein by reference.

Item 4. Mine Safety Disclosures

Not applicable.

Supplemental Part I Information

Executive Officers of the Registrant

The following is a list of our executive officers, as defined by Securities and Exchange Commission rules, along with certain supplemental information, all presented as of February 20, 2025. The executive officers generally are elected at the April meeting of our Board of Directors for a term of one year and until their successors are elected and qualified.

Mr. Jordan has an Employment Agreement with us. Under it, Mr. Jordan will continue to be employed as President and Chief Executive Officer for a term expiring August 3, 2028. Mr. Jordan's employment will terminate when that term expires unless the parties mutually agree later to extend the term. Our mandatory retirement policy is waived during the Employment Agreement's term.

Name & Age	Current (Year First Elected to Office) and Recent Offices & Positions
Elizabeth A. Ardoin Age: 55	**Senior Executive Vice President—Chief Communications Officer** of First Horizon & the Bank (2020) Following the closing of the merger of equals between First Horizon and IBKC, Ms. Ardoin assumed the role of Senior Executive Vice President—Chief Communications Officer of First Horizon and the Bank. Prior to the merger, she had several roles with IBERIABANK Corporation and IBERIABANK starting in 2002, the most recent of which was Senior Executive Vice President and Director of Communications (2002-2020), which included marketing, public relations, human resources, and corporate real estate, and she served as chief of staff to the CEO.
Ashley W. Argo Age: 46	**Senior Executive Vice President—Chief Risk Officer** of First Horizon & the Bank (2025) Mrs. Argo assumed the role of Senior Executive Vice President – Chief Risk Officer of First Horizon & the Bank in January 2025, after serving as Deputy Chief Risk Officer since 2024. Previously, starting in 2004, Mrs. Argo served in several roles with First Horizon and the Bank, including (prior to her role as Deputy Chief Risk Officer) Director of Credit and Financial Risk (2020-2024).
Hope Dmuchowski Age: 46 *Principal Financial Officer*	**Senior Executive Vice President—Chief Financial Officer** of First Horizon & the Bank (2021) Ms. Dmuchowski was elected to her current position in November 2021. Previously, she was Executive Vice President, Head of Financial Planning and Analysis and Management Reporting for Truist Financial Corp. (Sept.-Nov. 2021); Executive Vice President, Chief Financial Officer Corporate Banking, Commercial Banking and Corporate Groups for Truist (2019-2021); Executive Vice President, Chief Financial Officer Group Director for BB&T Corp. (2017-2019); and Sr. Vice President, Chief Financial and Operations Officer—Enterprise Operations Services for BB&T (2013-2017). Her career with BB&T, a predecessor of Truist, started in 2007.
Jeff L. Fleming Age: 63 *Principal Accounting Officer*	**Executive Vice President—Chief Accounting Officer and Corporate Controller** of First Horizon & the Bank (2012) Mr. Fleming assumed the role of Executive Vice President—Chief Accounting Officer and Corporate Controller in 2012. Previously, starting in 1984, he held several positions with us, most recently (before his current role) Executive Vice President—Corporate Controller (2010-2011).
Tanya L. Hart Age: 55	**Senior Executive Vice President—Chief Human Resources Officer** of First Horizon & the Bank (2024) Mrs. Hart assumed the role of Senior Executive Vice President—Chief Human Resources Officer of First Horizon & the Bank in October 2024, after serving as Executive Vice President—Chief Human Resources Officer since November 2021. Previously, starting in 1991, Mrs. Hart served in several roles with First Horizon and the Bank, most recently (before her current role) Executive Vice President, Total Rewards, Executive Vice President (2016-2021).
Thomas Hung Age: 43	**Senior Executive Vice President—Chief Credit Officer** of First Horizon & the Bank (2024) Mr. Hung assumed the role of Senior Executive Vice President – Chief Credit Officer of First Horizon & the Bank in 2024. Previously, starting in 2019, he served the Bank in several roles, the most recent of which (before his current role) was Executive Vice President – Deputy Chief Credit Officer (2024). Prior to that, he served as Executive Vice President – Franchise Finance (2022-2024) and before that, Senior Vice President – Franchise Finance (2019-2022).

Name & Age	Current (Year First Elected to Office) and Recent Offices & Positions
D. Bryan Jordan Age: 63 *Principal Executive Officer*	**President & Chief Executive Officer** (2008) and **Chairman of the Board** (2012-2020 and since 2022) of First Horizon & the Bank Mr. Jordan became President and Chief Executive Officer in 2008. He was Chairman of the Board from 2012 until we closed the merger of equals between First Horizon and IBKC in 2020. He resumed being Chairman in 2022 on the second anniversary of the IBKC merger. From 2007 until 2008 Mr. Jordan was Executive Vice President and Chief Financial Officer of First Horizon and the Bank. From 2000 until 2002 Mr. Jordan was Comptroller, and from 2002 until 2007 Mr. Jordan was Chief Financial Officer, of Regions Financial Corp. During that time he was also an Executive Vice President and a Senior Executive Vice President of Regions.
Tammy S. LoCascio Age: 56	**Senior Executive Vice President—Chief Operating Officer** of First Horizon & the Bank (2021) Following the closing of the merger of equals between First Horizon and IBKC in 2020, Ms. LoCascio assumed the role of Senior Executive Vice President—Chief Human Resources Officer of First Horizon and the Bank. Prior to the merger, starting in 2011, she served in several roles with the Bank, most recently Executive Vice President—Consumer Banking (2017-2020). In that role she led the retail, private client/wealth management, mortgage, and small business units.
David T. Popwell Age: 65	**Senior Executive Vice President—Senior Strategic Executive** of First Horizon & the Bank (2024) From the closing of the merger of equals between First Horizon and IBKC in 2020 until September 2024, Mr. Popwell served as President—Specialty Banking of First Horizon and the Bank. Prior to the merger, starting in 2007, he served in several roles, the most recent of which was President—Regional Banking (2013-2020). From 2004 to 2007 Mr. Popwell was President of SunTrust Bank—Memphis, and prior to that was an Executive Vice President of National Commerce Financial Corp.
Anthony J. Restel Age: 55	**Senior Executive Vice President—Chief Banking Officer** of First Horizon & the Bank (2024) From 2021 through September 2024, Mr. Restel served as President—Regional Banking of First Horizon and the Bank. Following the closing of the merger of equals between First Horizon and IBKC in 2020, Mr. Restel assumed the role of Senior Executive Vice President—Chief Operating Officer of First Horizon and the Bank. From July to November 2021, Mr. Restel also acted as interim Chief Financial Officer. Prior to the merger, he had several roles with IBERIABANK Corporation and IBERIABANK starting in 2001, the most recent of which was Vice Chairman and Chief Financial Officer (2005-2020). During his tenure as Chief Financial Officer, Mr. Restel also served as Chief Credit Officer of IBERIABANK (2007-2009).
T. Lang Wiseman Age: 53	**Senior Executive Vice President—General Counsel** of First Horizon & the Bank (2025) Mr. Wiseman assumed the role of Senior Executive Vice President – General Counsel of First Horizon & the Bank in January 2025. Previously, starting in 2024, Mr. Wiseman joined the organization as Executive Vice President – Deputy General Counsel. From 2022-2024, he was a shareholder in the law firm of Baker, Donelson, Bearman, Caldwell & Berkowitz, PC. Previously, Mr. Wiseman served as Deputy Governor and Chief Counsel to the Governor of the State of Tennessee from 2019—2021.

Selected Other Corporate Officers

Shannon M. Hernandez	**Dane P. Smith**
Senior Vice President, Assistant General Counsel, and Corporate Secretary	Senior Vice President Corporate Treasurer

ITEM 5. MARKET FOR COMMON EQUITY, STOCKHOLDER MATTERS, & EQUITY PURCHASES AND ITEM 6.

Table of Contents


PART II


Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market for Our Common Stock; Common Shareholders

Our sole class of common stock, $0.625 par value, is listed and trades on the New York Stock Exchange LLC under the symbol FHN. At December 31, 2024, there were approximately 8,317 shareholders of record of our common stock.

Sales of Unregistered Common and Preferred Stock

Common Stock. Not applicable.

Preferred Stock. Not applicable.

Repurchases by Us of Our Common Stock

Under authorizations from our Board of Directors, we may repurchase common shares from time to time for general purposes, subject to various factors, including FHN's capital position, financial performance, expected capital market impacts of strategic initiatives, market conditions, business conditions, and regulatory considerations, as well as to cover tax obligations associated with stock-based awards under our compensation plans. We evaluate the level of capital and take action designed to generate or use capital as appropriate for the interests of the shareholders.

Additional information concerning repurchase activity during the final three months of 2024 is presented in Tables 7.20a, 7.20b and 7.20c, and the surrounding notes and other text under the caption *Common Stock Purchase Programs* beginning on page 84 of our 2024 MD&A (Item 7), which information is incorporated herein by this reference.

Total Shareholder Return Performance Graph

The *"Total Shareholder Return 2019-2024"* performance graph appearing on the next page, along with Table 5.1, is "furnished" and not "filed" as part of this report, and is not deemed to be soliciting material. Notwithstanding anything to the contrary set forth in this report or in any of our previous filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, that might incorporate future filings by reference, including this report in whole or in part, neither the "Total Shareholder Return 2019-2024" performance graph nor Table 5.1 shall be incorporated by reference into any such filings.

The *"Total Shareholder Return 2019-2024"* performance graph compares the yearly percentage change in our

cumulative total shareholder return with returns based on the Standard and Poor's 500 and Keefe, Bruyette & Woods (KBW) Regional and Nasdaq Bank Indices. The graph assumes $100 is invested on December 31, 2019 and dividends are reinvested. Returns are market-capitalization weighted.

At year-end 2019 and earlier, FHN was included in the KBW Regional Bank Index. At year-end 2020 and later, FHN is included in the KBW Nasdaq Bank Index. The change in index resulted from the merger of equals in 2020 between FHN and IBERIABANK Corporation.

At year-end 2022, FHN's stock price was significantly boosted by the then-pending acquisition of FHN by TD for an all-cash purchase price of over $25 per FHN share.

After TD was unable to obtain regulatory approval, the TD Transaction was terminated by the parties in May 2023.



Table 5.1

TOTAL SHAREHOLDER RETURN DATA

	2019	2020	2021	2022	2023	2024
First Horizon Corporation (FHN)	$ 100.00	$ 81.83	$ 108.52	$ 167.06	$ 101.06	$ 149.23
S&P 500 Index	100.00	118.39	152.34	124.73	157.48	196.85
KBW Regional Bank Index (KRX)	100.00	91.32	124.78	116.15	115.69	130.96
KBW Nasdaq Bank Index (BKX)	100.00	89.69	124.08	97.53	96.66	132.63

Data source: Bloomberg

Item 6.   [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

TABLE OF ITEM 7 TOPICS

Introduction

First Horizon Corporation (NYSE common stock trading symbol "FHN") is a financial holding company headquartered in Memphis, Tennessee. FHN's principal subsidiary, and only banking subsidiary, is First Horizon Bank. Through the Bank and other subsidiaries, FHN offers commercial, private banking, consumer, small business, wealth and trust management, retail brokerage, capital markets, fixed income, and mortgage banking services.

At December 31, 2024, FHN had over 450 business locations in 24 states, including over 400 banking centers in 12 states, and employed approximately 7,200 associates.

This MD&A should be read in conjunction with the accompanying audited Consolidated Financial Statements and Notes to the Consolidated Financial Statements in Part II, Item 8 of this Form 10-K, as well as with the other information contained in this report.

Financial Performance Summary

FHN reported net income available to common shareholders of $738 million, or $1.36 per diluted share, for the year ended December 31, 2024, compared to $865 million, or $1.54 per diluted share, for the same period of 2023.

Net interest income of $2.5 billion decreased $29 million compared to 2023, largely driven by higher funding costs, partially offset by higher loan yields and loan growth. The net interest margin decreased 7 basis points to 3.35% compared to 3.42% in 2023.

Provision for credit losses decreased to $150 million compared to $260 million in 2023, largely driven by lower net charge-offs in 2024. Net charge-offs were $112 million compared to $170 million in 2023, largely reflecting the prior year impact of an idiosyncratic credit loss on a single relationship.

Noninterest income of $679 million decreased $248 million from 2023, largely driven by a $225 million gain on merger termination in 2023. Results in 2024 were also impacted by $91 million in net securities losses from an opportunistic restructuring of a portion of the securities portfolio. The countercyclical businesses improved from cycle lows in 2023 as fixed income increased $54 million and mortgage banking income increased $12 million.

Noninterest expense of $2.0 billion decreased $44 million from 2023, largely attributable to $68 million in FDIC special assessment expense and a $50 million contribution to the First Horizon Foundation in the previous year, partially offset by increases in incentive-based compensation tied to higher commission-based revenue and strategic investments in technology.

Period-end loans and leases of $62.6 billion increased $1.3 billion from December 31, 2023, reflecting commercial loan growth of $1.0 billion, or 2%, and consumer loan growth of $273 million, or 2%.

Period-end deposits of $65.6 billion decreased $199 million from December 31, 2023, as a $1.2 billion decrease in noninterest-bearing deposits more than offset a $984 million increase in interest-bearing deposits.

Tier 1 risk-based capital and total risk-based capital ratios at December 31, 2024 were 12.22% and 13.87%, respectively, compared to 12.42% and 13.96% at December 31, 2023. The CET1 ratio was 11.20% at December 31, 2024 compared to 11.40% at December 31, 2023.

Table 7.1

KEY PERFORMANCE INDICATORS

	For the years ended December 31,					
(Dollars in millions, except per share data)	**2024**		2023		2022	
Pre-provision net revenue (a)	$	**1,155**	$	1,388	$	1,254
Diluted earnings per common share	$	**1.36**	$	1.54	$	1.53
Return on average assets (b)		**0.97 %**		1.12 %		1.08 %
Return on average common equity (c)		**8.80 %**		11.01 %		11.81 %
Return on average tangible common equity (a) (d)		**10.99 %**		14.11 %		15.58 %
Net interest margin (e)		**3.35 %**		3.42 %		3.10 %
Noninterest income to total revenue (f)		**23.42 %**		26.82 %		24.99 %
Efficiency ratio (g)		**62.06 %**		59.90 %		61.24 %
Allowance for loan and lease losses to total loans and leases		**1.30 %**		1.26 %		1.18 %
Net charge-offs (recoveries) to average loans and leases		**0.18 %**		0.28 %		0.11 %
Total period-end equity to period-end assets		**11.09 %**		11.38 %		10.83 %
Tangible common equity to tangible assets (a)		**8.37 %**		8.48 %		7.12 %
Cash dividends declared per common share	$	**0.60**	$	0.60	$	0.60
Book value per common share	$	**16.00**	$	15.17	$	13.48
Tangible book value per common share (a)	$	**12.85**	$	12.13	$	10.23
Common equity Tier 1		**11.20 %**		11.40 %		10.17 %
Market capitalization	$	**10,559**	$	7,913	$	13,159

(a) Represents a non-GAAP measure which is reconciled in the non-GAAP to GAAP reconciliation in Table 7.28.
(b) Calculated using net income divided by average assets.
(c) Calculated using net income available to common shareholders divided by average common equity.
(d) Calculated using net income available to common shareholders divided by average tangible common equity.
(e) Net interest margin is computed using total net interest income adjusted to an FTE basis assuming a statutory federal income tax rate of 21% and, where applicable, state income taxes.
(f) Ratio is noninterest income excluding securities gains (losses) to total revenue excluding securities gains (losses).
(g) Ratio is noninterest expense to total revenue excluding securities gains (losses).

Results of Operations—2024 compared to 2023

Net Interest Income

Net interest income is FHN's largest source of revenue and is the difference between the interest earned on interest-earning assets (generally loans, leases and investment securities) and the interest expense incurred in connection with interest-bearing liabilities (generally deposits and borrowed funds). The level of net interest income is primarily a function of the difference between the effective yield on average interest-earning assets and the effective cost of interest-bearing liabilities. These factors are influenced by the pricing and mix of interest-earning assets and interest-bearing liabilities which, in turn, are impacted by external factors such as local economic conditions, competition for loans and deposits, the monetary policy of the FRB and market interest rates.

Net interest income of $2.5 billion in 2024 decreased $29 million, or 1%, from 2023. The decrease was largely attributable to higher funding costs, partially offset by higher loan yields and loan growth. Interest income increased $252 million, largely driven by higher interest on loans and leases of $299 million. Interest expense increased $281 million, largely from higher interest expense on deposits of $354 million, partially offset by a decline in interest on short-term borrowings of $80 million.

FHN's net interest margin decreased 7 basis points to 3.35% in 2024 compared to 2023 and the net interest spread decreased 6 basis points to 2.38% over the same period. The decline in the margin was attributable to a 35 basis point increase in the cost of interest-bearing liabilities, partially offset by a 29 basis point increase in earning asset yields.

Total average earning assets increased $665 million in 2024, largely driven by average loan growth of $1.8 billion, partially offset by lower levels of interest-bearing deposits with banks and investment securities. Total average interest-bearing liabilities increased $3.0 billion, largely driven by average interest-bearing deposit growth of $4.4 billion, partially offset by a decrease in other short-term borrowings.

The following table presents the major components of net interest income and net interest margin.

Table 7.2

AVERAGE BALANCES, NET INTEREST INCOME AND YIELDS/RATES

(Dollars in millions)

	2024			2023			2022		
Assets:	**Average Balance**	**Interest Income/ Expense**	**Yield/ Rate**	Average Balance	Interest Income/ Expense	Yield/ Rate	Average Balance	Interest Income/ Expense	Yield/ Rate
Loans and leases:									
Commercial loans and leases	$ 47,429	$ 3,166	6.68 %	$ 46,175	$ 2,958	6.41 %	$ 43,691	$ 1,823	4.18 %
Consumer loans	14,576	720	4.93	13,994	630	4.48	12,261	479	3.89
Total loans and leases	62,005	3,886	6.27	60,169	3,588	5.96	55,952	2,302	4.11
Loans held for sale	472	36	7.61	664	51	7.71	884	39	4.41
Investment securities	9,386	244	2.60	9,912	250	2.52	9,976	200	2.01
Trading securities	1,399	85	6.12	1,179	78	6.62	1,438	58	4.04
Federal funds sold	39	2	5.61	61	4	5.56	191	4	2.09
Securities purchased under agreements to resell	566	29	5.01	318	15	4.81	522	6	1.12
Interest-bearing deposits with banks	1,605	85	5.29	2,504	130	5.20	8,672	87	1.00
Total earning assets / Total interest income	$ 75,472	$ 4,367	5.79 %	$ 74,807	$ 4,116	5.50 %	$ 77,635	$ 2,696	3.47 %
Cash and due from banks	917			1,012			1,217		
Goodwill and other intangible assets, net	1,674			1,720			1,777		
Premises and equipment, net	580			596			636		
Allowance for loan and lease losses	(812)			(740)			(648)		
Other assets	3,991			4,288			3,600		
Total assets	$ 81,822			$ 81,683			$ 84,217		
Liabilities and Shareholders' Equity:									
Interest-bearing deposits:									
Savings	$ 25,941	$ 848	3.27 %	$ 23,547	$ 679	2.88 %	$ 24,292	$ 94	0.39 %
Other interest-bearing deposits	16,215	449	2.77	15,300	351	2.30	15,641	72	0.47
Time deposits	7,224	323	4.47	6,095	236	3.87	2,963	18	0.60
Total interest-bearing deposits	49,380	1,620	3.28	44,942	1,266	2.82	42,896	184	0.43
Federal funds purchased	420	22	5.34	349	18	5.12	699	11	1.56
Securities sold under agreements to repurchase	1,720	66	3.83	1,426	52	3.66	881	7	0.77
Trading liabilities	555	24	4.22	301	12	4.16	480	12	2.56
Other short-term borrowings	781	42	5.38	2,688	140	5.19	229	5	2.26
Term borrowings	1,180	67	5.63	1,335	72	5.39	1,596	72	4.51
Total interest-bearing liabilities / Total interest expense	$ 54,036	$ 1,841	3.41 %	$ 51,041	$ 1,560	3.06 %	$ 46,781	$ 291	0.62 %
Noninterest-bearing deposits	16,297			19,341			26,851		
Other liabilities	2,353			2,396			2,006		
Total liabilities	72,686			72,778			75,638		
Shareholders' equity	8,841			8,610			8,284		
Noncontrolling interest	295			295			295		
Total shareholders' equity	9,136			8,905			8,579		
Total liabilities and shareholders' equity	$ 81,822			$ 81,683			$ 84,217		
Net earnings assets / Net interest income (TE) / Net interest spread	$ 21,436	$ 2,526	2.38 %	$ 23,766	$ 2,556	2.44 %	$ 30,854	$ 2,405	2.85 %
Taxable equivalent adjustment		(15)	0.97		(16)	0.98		(13)	0.25
Net interest income / Net interest margin (a)		$ 2,511	3.35 %		$ 2,540	3.42 %		$ 2,392	3.10 %

(a) Calculated using total net interest income adjusted for FTE assuming a statutory federal income tax rate of 21%, and where applicable, state income taxes.

The following table presents the change in interest income and interest expense due to changes in both average volume and average rate.

Table 7.3

ANALYSIS OF CHANGES IN NET INTEREST INCOME

(Dollars in millions)	2024 Compared to 2023 Increase (Decrease) Due to (a)			2023 Compared to 2022 Increase (Decrease) Due to (a)		
	Rate (b)	Volume (b)	Total	Rate (b)	Volume (b)	Total
Interest income:						
Loans and leases (c)	$ 183	$ 115	$ 298	$ 1,101	$ 185	$ 1,286
Loans held for sale	(1)	(14)	(15)	24	(12)	12
Investment securities (c)	7	(13)	(6)	51	(1)	50
Trading securities	(6)	13	7	32	(12)	20
Other earning assets:						
Federal funds sold	—	(2)	(2)	3	(3)	—
Securities purchased under agreements to resell	1	13	14	13	(4)	9
Interest-bearing deposits with banks	2	(47)	(45)	143	(100)	43
Total other earning assets	3	(36)	(33)	159	(107)	52
Total change in interest income - earning assets	$ 186	$ 65	$ 251	$ 1,367	$ 53	$ 1,420
Interest expense:						
Interest-bearing deposits:						
Savings	$ 96	$ 73	$ 169	$ 588	$ (3)	$ 585
Other interest-bearing deposits	75	23	98	280	(1)	279
Time deposits	39	48	87	183	35	218
Total interest-bearing deposits	210	144	354	1,051	31	1,082
Federal funds purchased	1	3	4	15	(8)	7
Securities sold under agreements to repurchase	2	12	14	39	6	45
Trading liabilities	—	12	12	6	(6)	—
Other short-term borrowings	4	(102)	(98)	15	120	135
Term borrowings	3	(8)	(5)	13	(13)	—
Total change in interest expense - interest-bearing liabilities	220	61	281	1,139	130	1,269
Net interest income, taxable equivalent	$ (34)	$ 4	$ (30)	$ 228	$ (77)	$ 151

(a) The changes in interest due to both rate and volume have been allocated to change due to rate and change due to volume in proportion to the absolute amounts of the changes in each.

(b) Variances are computed on a line-by-line basis and are non-additive.

(c) Reflects taxable-equivalent adjustments, using the statutory federal income tax rate of 21%, and where applicable, state income taxes.

Provision for Credit Losses

Provision for credit losses includes the provision for loan and lease losses and the provision for unfunded lending commitments. The provision for credit losses is the expense necessary to maintain the ALLL and the accrual for unfunded lending commitments at levels appropriate to absorb management's estimate of credit losses expected over the life of the loan and lease portfolio and the portfolio of unfunded loan commitments.

Provision for credit losses decreased to $150 million in 2024, compared to $260 million in 2023. Net charge-offs were $112 million in 2024 compared to $170 million in 2023. The higher level of provision and net charge-offs in 2023 largely reflects the impact of a $72 million idiosyncratic credit loss on a single relationship in 2023.

For additional information about general asset quality trends refer to the Asset Quality section in this MD&A.

Noninterest Income

The following table presents the significant components of noninterest income for each of the periods presented.

Table 7.4

NONINTEREST INCOME

| | | | | 2024 vs. 2023 | | 2023 vs. 2022 | |
(Dollars in millions)	**2024**	2023	2022	**$ Change**	**% Change**	$ Change	% Change
Noninterest income							
Fixed income	$ **187**	$ 133	$ 205	$ **54**	**41 %**	$ (72)	(35)%
Deposit transactions and cash management	**176**	179	171	**(3)**	**(2)**	8	5
Brokerage, management fees and commissions	**101**	90	92	**11**	**12**	(2)	(2)
Card and digital banking fees	**77**	77	84	**—**	**—**	(7)	(8)
Other service charges and fees	**51**	54	54	**(3)**	**(6)**	—	—
Trust services and investment management	**48**	47	48	**1**	**2**	(1)	(2)
Mortgage banking income	**35**	23	68	**12**	**52**	(45)	(66)
Gain on merger termination	**—**	225	—	**(225)**	**(100)**	225	100
Securities gains (losses), net	**(89)**	(4)	18	**(85)**	**NM**	(22)	(122)
Other income	**93**	103	75	**(10)**	**(10)**	28	37
Total noninterest income	$ **679**	$ 927	$ 815	$ **(248)**	**(27)%**	$ 112	14 %

NM – Not meaningful

Noninterest income of $679 million decreased $248 million from $927 million in 2023, largely driven by the $225 million gain on merger termination in 2023. Results in 2024 also reflect higher securities losses due to an opportunistic restructuring of a portion of the securities portfolio, partially offset by improvements in fixed income and mortgage banking income. Noninterest income represented 21% and 27% of total revenue for 2024 and 2023, respectively.

Fixed income improved $54 million, or 41%, for 2024 compared to 2023. Fixed income product revenue increased $58 million, largely driven by more favorable market conditions. Revenue from other products decreased $4 million, largely driven by lower investment advisory fees due to the sale of the assets of FHN Financial Main Street Advisors in fourth quarter 2023 and lower derivative sales.

Brokerage, management fees and commissions of $101 million increased $11 million, or 12%, as strong market performance improved wealth management fees.

Mortgage banking income of $35 million increased $12 million from $23 million in 2023, largely driven by higher secondary volume.

Securities losses in 2024 reflect the impact of $91 million in losses on the sale of AFS securities tied to an opportunistic restructuring of a portion of the securities portfolio during the fourth quarter of 2024.

Other income included a gain of $9 million on the disposition of the assets of FHN Financial Main Street Advisors in 2023.

Noninterest Expense

The following table presents the significant components of noninterest expense for each of the periods presented.

Table 7.5

NONINTEREST EXPENSE

(Dollars in millions)	2024	2023	2022	2024 vs. 2023		2023 vs. 2022	
				$ Change	% Change	$ Change	% Change
Noninterest expense							
Personnel expense	$ 1,137	$ 1,100	$ 1,101	$ 37	3 %	$ (1)	— %
Net occupancy expense	130	123	128	7	6	(5)	(4)
Computer software	121	111	113	10	9	(2)	(2)
Operations services	94	87	87	7	8	—	—
Deposit insurance expense	64	122	32	(58)	(48)	90	281
Legal and professional fees	64	49	62	15	31	(13)	(21)
Contract employment and outsourcing	51	49	54	2	4	(5)	(9)
Advertising and public relations	48	71	50	(23)	(32)	21	42
Amortization of intangible assets	44	47	51	(3)	(6)	(4)	(8)
Equipment expense	42	42	45	—	—	(3)	(7)
Communications and delivery	32	35	37	(3)	(9)	(2)	(5)
Contributions	18	61	7	(43)	(70)	54	771
Other expense	190	182	186	8	4	(4)	(2)
Total noninterest expense	$ 2,035	$ 2,079	$ 1,953	$ (44)	(2)%	$ 126	6 %

NM - Not meaningful

Noninterest expense of $2.0 billion decreased $44 million, or 2%, compared to 2023.

Personnel expense of $1.1 billion increased $37 million compared to 2023, reflecting higher salaries and benefits expense and incentive-based compensation, partially offset by the decrease to merger-related expenses, as there were no merger and integration expenses in 2024 compared to $51 million in 2023.

Net occupancy expense increased $7 million, computer software expense increased $10 million and legal and professional fees increased $15 million in 2024, largely attributable to strategic investments.

Deposit insurance expense declined $58 million, largely attributable to $68 million in special assessment expense in 2023, compared to $9 million in 2024.

Advertising and public relations expense decreased $23 million from 2023, largely attributable to the end of deposit campaign and brand awareness initiatives that were launched in 2023.

Contributions decreased $43 million, largely attributable to a $50 million contribution to the First Horizon Foundation in 2023 following the termination of the TD Transaction, compared to a $10 million contribution in 2024.

There were no merger and integration related expenses in 2024 compared to $51 million in 2023. Restructuring expenses were $14 and $10 million for 2024 and 2023, respectively.

Income Taxes

FHN recorded income tax expense of $211 million in 2024 compared to $212 million in 2023, resulting in an effective tax rate of 21.0% and 18.8%, respectively.

FHN's effective tax rate is favorably affected by recurring items such as tax credits and other tax benefits from tax credit investments, tax-exempt income, and bank-owned life insurance. The effective rate is unfavorably affected by the non-deductible portions of FDIC premium, executive compensation, and merger expenses. FHN's effective tax rate also may be affected by items that may occur in any

given period but are not consistent from period to period, such as changes in unrecognized tax benefits. The rate also may be affected by items resulting from business combinations. During 2024, FHN recognized net favorable discrete items primarily attributable to the lapse of the statute of limitations for uncertain positions. In 2023, the reduction in the rate from the statutory U.S. federal income tax rate of 21% was primarily related to the benefit from the settlement of uncertain tax positions related to prior merger-related items, which was partially offset by the additional tax expense from the surrender of bank-owned life insurance policies.

A deferred tax asset ("DTA") or deferred tax liability is recognized for the tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax consequence is calculated by applying current enacted statutory tax rates to these temporary differences in future years. FHN's net DTA was $227 million and $215 million at December 31, 2024 and 2023, respectively.

As of December 31, 2024, FHN had DTA balances related to federal and state income tax carryforwards of $29 million and $3 million, respectively, which will expire at various dates. Refer to Note 14 - Income Taxes for additional information.

FHN's gross DTA after valuation allowance was $768 million and $737 million as of December 31, 2024 and 2023, respectively. Based on current analysis, FHN believes that its ability to realize the DTA is more likely

than not. FHN monitors its DTA and the need for a valuation allowance on a quarterly basis. A significant adverse change in FHN's taxable earnings outlook could result in the need for a valuation allowance.

FHN and its eligible subsidiaries are included in a consolidated federal income tax return. FHN files separate returns for subsidiaries that are not eligible to be included in a consolidated federal income tax return. Based on the laws of the applicable states where it conducts business operations, FHN either files consolidated, combined, or separate returns. The statute of limitations for FHN's consolidated federal income tax returns remains open for tax years 2021 through 2023. On occasion, as federal or state auditors examine the tax returns of FHN and its subsidiaries, FHN may extend the statute of limitations for a reasonable period. Otherwise, the statutes of limitations remain open only for tax years in accordance with federal and state statutes. See Note 14 - Income Taxes to the Consolidated Financial Statements in Part II, Item 8 of this Report for additional information.

Business Segment Results

During 2024, FHN reorganized its internal management structure and, accordingly, its segment reporting structure. Prior to the restructure, FHN's reportable segments were Regional Banking, Specialty Banking, and Corporate. As a result of the restructure, FHN revised its reportable segments to include: (1) Commercial, Consumer & Wealth, (2) Wholesale, and (3) Corporate. Segment results for years prior to 2024 have been recast to adjust for the realignment of the segment reporting structure. See Note 19 - Business Segment Information to the Consolidated Financial Statements in Part II, Item 8 of this Report for additional disclosures related to FHN's segments.

2024 vs. 2023

Commercial, Consumer & Wealth

The Commercial, Consumer & Wealth segment generated pre-tax income of $1.4 billion in 2024 compared to $1.5 billion in 2023, a decrease of $83 million.

Net interest income of $2.5 billion decreased $151 million, reflecting higher funding costs, partially offset by the benefit of higher interest rates and average loan balances.

Provision for credit losses decreased $102 million, largely reflecting the impact of a $72 million credit loss on a single relationship in 2023.

Noninterest income increased $13 million, largely driven by an $11 million increase in brokerage, management fees and commissions as strong market performance improved wealth management fees.

Noninterest expense increased $47 million, largely driven by higher personnel expense and other expenses related to strategic investments.

Wholesale

Pre-tax income of $122 million in the Wholesale segment increased $56 million compared to 2023, largely reflecting a $67 million increase in revenue tied to improvements in fixed income and mortgage banking income. Fixed income of $187 million increased $53 million, largely driven by more favorable market conditions. Mortgage banking income of $33 million increased $12 million, largely driven by higher secondary volume.

Noninterest expense of $299 million increased $23 million, largely due to an increase in incentive-based compensation expense tied to the improvement in fixed income and mortgage banking income.

Corporate

Pre-tax loss for the Corporate segment was $546 million for 2024 compared to $450 million for 2023.

Net interest income (expense) improved $111 million compared to 2023, primarily driven by the impact of the funds transfer pricing methodology.

Noninterest income decreased $317 million, largely attributable to the $225 million gain on merger termination in 2023 and $91 million in net securities losses tied to an opportunistic restructuring of a portion of the AFS securities portfolio in 2024.

Noninterest expense of $319 million for 2024 decreased $114 million compared to 2023, largely driven by lower FDIC special assessment expense, lower contributions to the First Horizon Foundation, and a decline in advertising and public relations expense. Restructuring expenses totaled $14 million and $10 million for 2024 and 2023, respectively. There were no merger and integration expenses in 2024 compared to $51 million in 2023.

2023 vs. 2022

Commercial, Consumer & Wealth

The Commercial, Consumer & Wealth segment generated pre-tax income of $1.5 billion in 2023 compared to $1.3 billion in 2022, an increase of $164 million, driven by a $400 million increase in revenue largely tied to higher net interest income, partially offset by a $175 million increase in provision for credit losses and a $61 million increase in noninterest expense.

Net interest income of $2.7 billion increased $429 million, reflecting the benefit of higher interest rates and average loan balances, partially offset by higher funding costs.

The increase in the provision for credit losses largely reflected loan growth, macroeconomic uncertainty, and modest grade migration.

The increase in noninterest expense was largely driven by higher personnel, deposit insurance, advertising and public relations, and technology-related expenses.

Wholesale

Pre-tax income of $66 million in the Wholesale segment decreased $91 million compared to 2022, largely reflecting a $155 million decrease in revenue tied to lower fixed income, mortgage banking income, and net interest income. The decrease in revenue was partially offset by a $68 million decrease in noninterest expense.

Income from the fixed income business of $134 million decreased $71 million, largely driven by less favorable market conditions.

Mortgage banking income of $21 million decreased $25 million largely driven by lower origination volume given the impact of higher long-term rates. Results in 2022 also reflected a $12 million gain on sale of mortgage servicing rights.

Noninterest expense of $276 million decreased $68 million, largely due to lower incentive-based compensation expense tied to the decline in fixed income and mortgage banking income.

Corporate

Pre-tax loss for the Corporate segment was $450 million for 2023 compared to $346 million for 2022.

Noninterest income increased $226 million, largely driven by the gain on merger termination. Noninterest income results also reflect lower securities gains of $22 million in 2023 and a $22 million gain on sale of the title business in 2022.

Noninterest expense of $433 million for 2023 increased $133 million compared to 2022, largely driven by higher deposit insurance expense, a $50 million contribution to the First Horizon Foundation, and higher personnel expense. Merger and integration expense was $51 million in 2023 compared to $136 million in 2022.

Results of Operations—2023 compared to 2022

For a description of FHN's results of operations for 2023, see *Results of Operations - 2023 compared to 2022* in Item 7 in the 2023 Form 10-K which is incorporated herein by reference.

Analysis of Financial Condition

Investment Securities

The following table presents the carrying value of securities by category as of December 31 for the years indicated.

Table 7.6

COMPOSITION OF SECURITIES PORTFOLIO

	2024		2023	
(Dollars in millions)	**Balance**	**Mix**	Balance	Mix
Securities available for sale at fair value:				
Government agency issued MBS and CMO	$ **6,469**	**70 %**	$ 6,630	68 %
Other U.S. government agencies (a)	**1,073**	**12**	1,172	12
States and municipalities	**354**	**4**	589	6
Total securities available for sale	$ **7,896**	**86 %**	$ 8,391	86 %
Securities held to maturity at amortized cost:				
Government agency issued MBS and CMO	$ **1,270**	**14 %**	$ 1,323	14 %
Total investment securities	$ **9,166**	**100 %**	$ 9,714	100 %

(a) Includes securities issued by government sponsored entities which are not backed by the full faith and credit of the U.S. Government.

FHN's investment securities portfolio consists principally of debt securities available for sale. FHN maintains a securities portfolio consisting primarily of bank-eligible GSE and GNMA issued mortgage-backed securities and collateralized mortgage obligations. The securities portfolio provides a source of income and liquidity and is an important tool used to balance the interest rate risk of the loan and deposit portfolios. The securities portfolio is periodically evaluated in light of established ALM objectives, changing market conditions that could affect the profitability of the portfolio, the regulatory environment, and the level of interest rate risk to which FHN is exposed. These evaluations may result in steps taken to adjust the overall balance sheet positioning.

Investment securities were $9.2 billion and $9.7 billion on December 31, 2024 and 2023, representing 11% and 12%

of total assets, respectively. During the fourth quarter of 2024, as part of an opportunistic restructuring of a portion of the securities portfolio, FHN sold $1.2 billion of AFS securities, which resulted in realized losses of $91 million for the year ended December 31, 2024. See Note 2 - Investment Securities to the Consolidated Financial Statements in Part II, Item 8 of this Report for more information about the securities portfolio.

The following table presents an analysis of the amortized cost, remaining contractual maturities, and weighted-average yields by contractual maturity for the debt securities portfolio.

Table 7.7

CONTRACTUAL MATURITIES OF INVESTMENT SECURITIES

(Dollars in millions)	Within 1 year Amount	Yield (b)	After 1 year Within 5 years Amount	Yield (b)	After 5 years Within 10 years Amount	Yield (b)	After 10 years Amount	Yield (b)	Total Amount	Yield (b)
Securities available for sale:										
Government agency issued MBS and CMO (a)	$ 99	1.64 %	$ 1,003	3.36 %	$ 610	2.63 %	$ 5,590	2.65 %	$ 7,302	2.45 %
Other U.S. government agencies	1	1.70	42	1.44	171	2.10	1,020	2.97	1,234	3.09
States and municipalities	23	0.42	34	1.70	99	2.57	238	2.88	394	2.75
Total securities available for sale	$ 123	1.41 %	$ 1,079	3.23 %	$ 880	2.52 %	$ 6,848	2.71 %	$ 8,930	2.55 %
Securities held to maturity:										
Government agency issued MBS and CMO (a)	$ —	— %	$ 264	3.45 %	$ 55	3.71 %	$ 951	2.60 %	$ 1,270	2.88 %
Total securities held to maturity	$ —	— %	$ 264	3.45 %	$ 55	3.71 %	$ 951	2.60 %	$ 1,270	2.88 %

As of December 31, 2024

(a) Represents government agency-issued mortgage-backed securities and collateralized mortgage obligations which, when adjusted for early paydowns, have an estimated average life of 5.7 years.

(b) Weighted average yields were calculated using amortized cost on a fully taxable equivalent basis, assuming a 24% tax rate where applicable.

Loans and Leases

Period-end loans and leases increased $1.3 billion, or 2%, to $62.6 billion as of December 31, 2024. Commercial loans and leases increased $1.0 billion, primarily from growth in loans to mortgage companies and commercial real estate, partially offset by a decline in other C&I loans. Consumer loans increased $273 million, primarily from growth in real estate installment loans, partially offset by declines in HELOCs and consumer construction loans.

Average loans and leases increased to $62.0 billion in 2024 compared to $60.2 billion in 2023, primarily driven by a $1.3 billion increase in commercial loans and a $582 million increase in consumer loans.

The following table provides detail regarding FHN's period-end loans and leases.

Table 7.8

LOANS AND LEASES

(Dollars in millions)	2024	Percent of total	2024 Growth Rate	2023	Percent of total	2023 Growth Rate	2022	Percent of total	2022 Growth Rate
Commercial:									
Commercial, financial, and industrial (a)	$ 33,428	53 %	2 %	$ 32,633	53 %	3 %	$ 31,781	55 %	2 %
Commercial real estate	14,421	23	1	14,216	23	7	13,228	23	9
Total commercial	47,849	76	2	46,849	76	4	45,009	78	4
Consumer:									
Consumer real estate	14,047	23	3	13,650	23	11	12,253	21	14
Credit card and other	669	1	(16)	793	1	(6)	840	1	(8)
Total consumer	14,716	24	2	14,443	24	10	13,093	22	12
Total loans and leases	$ 62,565	100 %	2 %	$ 61,292	100 %	5 %	$ 58,102	100 %	6 %

(a) Includes equipment financing loans and leases.

The following table provides detail of the contractual maturities of loans and leases at December 31, 2024.

Table 7.9

CONTRACTUAL MATURITIES OF LOANS AND LEASES

(Dollars in millions)	Within 1 Year	After 1 Year Within 5 Years	After 5 Years Within 15 Years	After 15 Years	Total
Commercial, financial, and industrial	$ 8,139	$ 17,476	$ 7,043	$ 770	$ 33,428
Commercial real estate	3,871	8,401	2,096	53	14,421
Consumer real estate	55	181	1,175	12,636	14,047
Credit card and other	235	255	66	113	669
Total loans and leases	$ 12,300	$ 26,313	$ 10,380	$ 13,572	$ 62,565
For maturities over one year at fixed interest rates:					
Commercial, financial, and industrial		$ 4,945	$ 4,763	$ 724	$ 10,432
Commercial real estate		2,620	829	36	3,485
Consumer real estate		144	1,017	3,178	4,339
Credit card and other		70	33	91	194
Total loans and leases at fixed interest rates		$ 7,779	$ 6,642	$ 4,029	$ 18,450
For maturities over one year at floating interest rates:					
Commercial, financial, and industrial		$ 12,531	$ 2,280	$ 46	$ 14,857
Commercial real estate		5,781	1,267	17	7,065
Consumer real estate		37	158	9,458	9,653
Credit card and other		185	33	22	240
Total loans and leases at floating interest rates		$ 18,534	$ 3,738	$ 9,543	$ 31,815
Total maturities over one year		$ 26,313	$ 10,380	$ 13,572	$ 50,265

Because of various factors, the contractual maturities of consumer loans are not indicative of the actual lives of such loans. A significant component of FHN's loan portfolio consists of consumer real estate loans, a majority of which are home equity lines of credit and home equity installment loans. These loans have an initial period where the borrower is only required to pay the periodic interest. After the interest-only period, the loan will require the payment of both principal and interest over the remaining term. Numerous factors can contribute to the actual life of a home equity line or installment loan. As a result, the actual average life of home equity lines and loans is difficult to predict, and changes in any of these factors could result in changes in projections of average lives.

Loans Held for Sale

Loans held for sale primarily consists of government guaranteed loans under SBA and USDA lending programs.

Smaller amounts of other consumer and home equity loans are also included in loans HFS. Additionally, FHN's mortgage banking operations include origination and servicing of residential first lien mortgages that conform to standards established by GSEs that are major investors in U.S. home mortgages but can also consist of junior lien and jumbo loans secured by residential property. These non-conforming loans are primarily sold to private companies that are unaffiliated with the GSEs on a servicing-released basis. For further detail, see Note 7 - Mortgage Banking Activity to the Consolidated Financial Statements in Part II, Item 8 of this Report.

On December 31, 2024 and 2023, loans HFS were $551 million and $502 million, respectively. Held-for-sale consumer mortgage loans secured by residential real estate in process of foreclosure totaled $1 million and $2 million for December 31, 2024 and 2023, respectively.

Asset Quality

Loan and Lease Portfolio Composition

FHN groups its loans into portfolio segments based on internal classifications reflecting the manner in which the ALLL is established and how credit risk is measured, monitored, and reported. From time to time, and if conditions are such that certain subsegments are uniquely affected by economic or market conditions or are experiencing greater deterioration than other components of the loan portfolio, management may

determine the ALLL at a more granular level. Commercial loans are composed of C&I loans and leases and CRE loans. Consumer loans are composed of consumer real estate loans and credit card and other loans. FHN had a concentration of residential real estate loans of 23% of total loans as of both December 31, 2024 and 2023. Industry concentrations are discussed under the *C&I* heading below.

Underwriting Policies and Procedures

The following sections describe each portfolio as well as general underwriting procedures for each. As economic and real estate conditions develop, enhancements to underwriting and credit policies and procedures may be necessary or desirable. Loan policies and procedures for all portfolios are reviewed by credit risk working groups and management risk committees comprised of business line managers and credit administration professionals as well as by various other reviewing bodies within FHN. Policies and procedures are approved by key executives and/or senior managers leading the applicable credit risk working groups as well as by management risk committees.

The credit risk working groups and management risk committees strive to ensure that the approved policies and procedures address the associated risks and establish reasonable underwriting criteria that appropriately mitigate risk. Policies and procedures are reviewed, revised and re-issued periodically at established review dates or earlier if changes in the economic environment, portfolio performance, the size of portfolio or industry concentrations, or regulatory guidance warrant an earlier review.

Commercial Loan and Lease Portfolios

FHN's commercial loan approval process grants lending authority based upon job description, experience, and performance. The lending authority is delegated to the business line (Market Managers, Departmental Managers, Regional Presidents, Relationship Managers ("RM") and Portfolio Managers ("PM") and to Credit Officers. While individual limits vary, the predominant amount of approval authority is vested with the Credit function. Portfolio, industry, and borrower concentration limits for the various portfolios are established by executive management and approved by the Risk Committee of the Board.

FHN's commercial lending process incorporates an RM and a PM for most commercial credits. The RM is primarily responsible for communications with the borrower and maintaining the relationship, while the PM is responsible for assessing the credit quality of the borrower, beginning with the initial underwriting and continuing through the servicing period. Other specialists and the assigned RM/PM are organized into units called relationship teams. Relationship teams are constructed with specific job attributes that facilitate FHN's ability to identify, mitigate, document, and manage ongoing risk. PMs and credit analysts provide enhanced analytical support during loan origination and servicing, including monitoring of the financial condition of the borrower and tracking compliance with loan agreements. Loan closing officers

and the construction loan management unit specialize in loan documentation and the management of the construction lending process. FHN strives to identify problem assets early through comprehensive policies and guidelines, targeted portfolio reviews, more frequent servicing on lower rated borrowers, and an emphasis on frequent grading. For smaller commercial credits, generally $5 million or less, and income-producing CRE credits greater than $10 million to non-professional real estate developers and smaller professional real estate investors/developers, FHN utilizes a centralized underwriting unit in order to originate and grade these credits more efficiently and consistently.

C&I

C&I loans are the largest component of the loan and lease portfolio, comprising 53% of total loans and leases at both December 31, 2024 and 2023. The C&I portfolio is comprised of loans used for general business purposes. Products offered in the C&I portfolio include term loan financing, direct financing and sales-type leases, lines of credit, and trade credit enhancement through letters of credit.

Income-producing C&I loans are underwritten in accordance with a well-defined credit origination process. This process includes applying minimum underwriting standards as well as separation of origination and credit approval roles on transaction sizes over PM authorization limits. Underwriting typically includes due diligence of the borrower and the applicable industry of the borrower, analysis of the borrower's available financial information, identification and analysis of the various sources of repayment and identification of the primary risk attributes. Stress testing the borrower's financial capacity, adherence to loan documentation requirements, and assigning credit risk grades using internally developed scorecards are also used to help quantify the risk when appropriate. Underwriting parameters also include loan-to-value ratios which vary depending on collateral type, use of guaranties, loan agreement requirements, and other recommended terms such as equity requirements, amortization, and maturity. Approval decisions also consider various financial ratios and performance measures of the borrowers, such as cash flow and balance sheet leverage, liquidity, coverage of fixed charges, and working capital. Additionally, approval decisions consider the capital structure of the borrower, sponsorship, and quality/value of collateral. Generally, guideline and policy

exceptions are identified and mitigated during the approval process. Pricing of C&I loans is based upon tenor and the determined credit risk specific to the individual borrower. Historically, the majority of these loans typically have variable rates tied to SOFR, as the primary replacement index for LIBOR, or prime rate of interest plus or minus the appropriate margin.

The largest geographical concentrations of balances as of December 31, 2024 were in Tennessee (20%), Florida (12%), Texas (11%), North Carolina (7%), California (6%), and Louisiana (6%) with no other state representing 5% or more of the portfolio.

The following table provides the composition of the C&I portfolio by industry as of December 31, 2024 and 2023. For purposes of this disclosure, industries are determined based on the NAICS industry codes used by Federal statistical agencies in classifying business establishments for the collection, analysis, and publication of statistical data related to the U.S. business economy.

Table 7.10a

C&I PORTFOLIO BY INDUSTRY

	December 31, 2024		December 31, 2023	
(Dollars in millions)	**Amount**	**Percent**	Amount	Percent
Industry:				
Real estate and rental and leasing (a)	$ 3,888	12 %	$ 3,858	12 %
Finance and insurance	3,666	11	4,083	12
Loans to mortgage companies	3,471	10	2,024	6
Health care and social assistance	2,576	8	2,676	8
Wholesale trade	2,433	7	2,147	7
Manufacturing	2,312	7	2,267	7
Accommodation and food service	2,198	7	2,288	7
Retail trade	1,756	5	1,866	6
Transportation and warehousing	1,616	5	1,580	5
Energy	1,273	4	1,293	4
Other (professional, construction, education, etc.) (b)	8,239	24	8,551	26
Total C&I loan portfolio	$ 33,428	100 %	$ 32,633	100 %

(a) Leasing, rental of real estate, equipment, and goods.
(b) Industries in this category each comprise less than 5%.

Industry Concentrations

Loan concentrations are considered to exist for a financial institution when there are loans to numerous borrowers engaged in similar activities that would cause them to be similarly impacted by economic or other conditions. Loans to mortgage companies and borrowers in the finance and insurance industry were 21% and 18% of FHN's C&I loan portfolio as of December 31, 2024 and 2023, respectively, and as a result could be affected by items that uniquely impact the financial services industry. Loans to borrowers in the real estate and rental and leasing industry were 12% of FHN's C&I portfolio as of both December 31, 2024

and 2023. As of December 31, 2024, FHN did not have any other concentrations of C&I loans in any single industry of 10% or more of total loans.

Real Estate and Rental and Leasing

Loans to borrowers in the real estate and rental and leasing industry were 12% of FHN's C&I portfolio as of both December 31, 2024 and 2023. This portfolio primarily consists of equipment financing loans and leases to clients across FHN's footprint in a broad range of industries and asset types. This portfolio also includes a smaller balance of loans and leases for solar and wind generating facilities.

Finance and Insurance

The finance and insurance component represented 11% and 12% of the C&I portfolio as of December 31, 2024 and 2023, respectively, and includes TRUPs (i.e., long-term unsecured loans to bank and insurance-related businesses), loans to bank holding companies, and asset-based lending to consumer finance companies. As of December 31, 2024, asset-based lending to consumer finance companies represents approximately $1.9 billion of the finance and insurance component.

Loans to Mortgage Companies

Loans to mortgage companies were 10% and 6% of the C&I portfolio as of December 31, 2024 and 2023, respectively. This portfolio includes commercial lines of credit to qualified mortgage companies primarily for the temporary warehousing of eligible mortgage loans prior to the borrower's sale of those mortgage loans to third party investors. Balances in this portfolio generally fluctuate with mortgage rates and seasonal factors. Generally, new loan originations to mortgage lenders increase when there is a decline in mortgage rates and decrease when rates rise. In periods of economic uncertainty, this trend may not occur even if interest rates are declining. In 2024, approximately 78% of the loan originations were home purchases and 22% were refinance transactions.

Commercial Real Estate

The CRE portfolio totaled $14.4 billion as of December 31, 2024, a $205 million, or 1%, increase compared to December 31, 2023, largely driven by growth in multi-family loans, partially offset by decreases across multiple other property types.

The CRE portfolio includes both financings for commercial construction and non-construction loans. This portfolio contains loans, draws on lines, and letters of credit to commercial real estate developers for the construction and mini-permanent financing of income-producing real estate.

Residential CRE loans include loans to residential builders and developers for the purpose of constructing single-family homes, condominiums, and town homes, and on a limited basis, for developing residential subdivisions. The residential CRE class is not currently an area of growth for the bank.

Income-producing CRE loans

Income-producing CRE loans are underwritten in accordance with credit policies and underwriting guidelines that are formally reviewed at a minimum of once every three years and revised as necessary based on

market conditions. Loans are underwritten based upon project type, size, location, sponsorship, and other market-specific data. Generally, minimum requirements for equity, debt service coverage ratios, and level of pre-leasing activity are established based on perceived risk in each subcategory. Loan-to-value limits are set below regulatory prescribed ceilings and generally range between 50% and 80% depending on the underlying product type. Term and amortization requirements are set based on prudent standards for interim real estate lending. Equity requirements are established based on the quality and liquidity of the primary source of repayment. For example, more equity would be required for a speculative construction project or land loan than for a property fully leased to a credit tenant or a roster of tenants. Typically, a borrower must have at least 15% of cost invested in a project before FHN will provide loan funding. Income properties are generally required to achieve a debt service coverage ratio greater than or equal to 1.25x at inception or stabilization of the project based on loan amortization and a minimum underwriting interest rate. Some product types that possess a greater risk profile require a higher level of equity, as well as a higher debt service coverage ratio threshold. A proprietary minimum underwriting interest rate is used to calculate compliance with underwriting standards. Generally, specific levels of pre-leasing must be met for construction loans on income properties, where applicable. A global cash flow analysis is typically performed at the sponsor level.

The credit administration and ongoing monitoring consists of multiple internal control processes. Construction loans are closed by a centralized control unit and construction loan management is administered centrally for loans $3 million and over. Underwriters and credit approval personnel stress the borrower's/project's financial capacity utilizing numerous attributes such as interest rates, vacancy, capitalization rates, and debt service coverage ratios under various scenarios. Key information is captured from the various portfolios and then stressed at the aggregate level. Results are utilized to assist with the assessment of the adequacy of the ALLL and to steer portfolio management strategies.

The largest geographical concentrations of CRE balances as of December 31, 2024 were in Florida (26%), Texas (13%), North Carolina (13%), Georgia (10%), Tennessee (9%), and Louisiana (7%), with no other state representing more than 5% of the portfolio.

The following table represents subcategories of CRE loans by property type.

Table 7.10b

CRE PORTFOLIO BY PROPERTY TYPE

	December 31, 2024		December 31, 2023	
	Amount	**Percent**	Amount	Percent
Property Type:				
Multi-family	$ 5,122	36 %	$ 4,409	31 %
Office	2,785	19	2,782	20
Retail	2,167	15	2,310	16
Industrial	2,130	15	2,236	16
Hospitality	1,332	9	1,467	10
Land/land development	249	2	307	2
Other CRE (a)	636	4	705	5
Total CRE loan portfolio	$ 14,421	100 %	$ 14,216	100 %

(a) Property types in this category each comprise less than 5%.

Consumer Loan Portfolios

Consumer Real Estate

The consumer real estate portfolio is primarily composed of home equity lines and installment loans. This portfolio totaled $14.0 billion and $13.7 billion as of December 31, 2024 and 2023, respectively. The largest geographical concentrations of balances in the consumer real estate portfolio as of December 31, 2024 were in Florida (29%), Tennessee (22%), Texas (12%), Louisiana (8%), North Carolina (7%), Georgia (6%), and New York (5%), with no other state representing 5% or more of the portfolio.

As of December 31, 2024, approximately 89% of the consumer real estate portfolio was in a first lien position. At origination, the weighted average FICO score of this portfolio was 759 and the refreshed FICO scores averaged 756 as of December 31, 2024, no change from those as of December 31, 2023. Generally, performance of this portfolio is affected by life events that affect borrowers' finances, the level of unemployment, and home prices.

As of December 31, 2024 and 2023, FHN had held-to-maturity consumer mortgage loans secured by real estate totaling $26 million and $29 million, respectively, that were in the process of foreclosure.

HELOCs comprised $2.1 billion and $2.2 billion of the consumer real estate portfolio for December 31, 2024 and 2023, respectively. FHN's HELOCs typically have a 5 or 10

year draw period followed by a 10 or 20 year repayment period, respectively. During the draw period, a borrower is able to draw on the line and is only required to make interest payments. The line is frozen if a borrower becomes past due on payments. Once the draw period has concluded, the line is closed and the borrower is required to make both principal and interest payments monthly until the loan matures. The principal payment generally is fully amortizing, but payment amounts will adjust when variable rates reset to reflect changes in the prime rate.

As of December 31, 2024, approximately 95% of FHN's HELOCs were in the draw period compared to 94% at the end of 2023. Based on when draw periods are scheduled to end per the line agreements, it is expected that $598 million, or 30%, of HELOCs currently in the draw period will enter the repayment period during the next 60 months, based on current terms. Generally, delinquencies for HELOCs that have entered the repayment period are initially higher than HELOCs still in the draw period because of the increased minimum payment requirement. However, over time, performance of these loans usually begins to stabilize. HELOCs nearing the end of the draw period are closely monitored.

The following table shows the HELOCs currently in the draw period and expected timing of conversion to the repayment period.

Table 7.11

HELOC DRAW TO REPAYMENT SCHEDULE

	December 31, 2024		December 31, 2023	
(Dollars in millions)	Repayment Amount	Percent	Repayment Amount	Percent
Months remaining in draw period:				
0-12	$ 79	4 %	$ 30	1 %
13-24	90	5	90	4
25-36	134	7	110	5
37-48	147	7	163	8
49-60	148	7	178	9
>60	1,404	70	1,530	73
Total	$ 2,002	100 %	$ 2,101	100 %

Underwriting

For loans in this portfolio, underwriting decisions are made through a centralized loan underwriting center. To obtain a consumer real estate loan, the loan applicant(s) must first meet a minimum qualifying FICO score. Minimum FICO score requirements are established by management for both loans secured by real estate as well as non-real estate loans. Management also establishes maximum loan amounts, loan-to-value ratios, and debt-to-income ratios for each consumer real estate product. Applicants must have the financial capacity (or available income) to service the debt by not exceeding a calculated debt-to-income ratio. The amount of the loan is limited to a percentage of the lesser of the current appraised value or sales price of the collateral. Identified guideline and policy exceptions require established mitigating factors that have been approved for use by Credit.

HELOC interest rates are variable and adjust with movements in the index rate stated in the loan agreement. Such loans can have elevated risk of default, particularly in a rising interest rate environment, potentially stressing borrower capacity to repay the loan at the higher interest rate. FHN's current underwriting practice requires HELOC borrowers to qualify based on a sensitized interest rate (above the current note rate), fully amortized payment methodology. FHN's underwriting

guidelines require borrowers to qualify at an interest rate that is 200 basis points above the note rate. This mitigates risk to FHN in the event of a sharp rise in interest rates over a relatively short time horizon.

HELOC Portfolio Risk Management

FHN performs continuous HELOC account reviews to identify higher-risk home equity lines and initiate preventative and corrective actions. The reviews consider a number of account activity patterns and characteristics such as the number of times delinquent within recent periods, changes in credit bureau score since origination, score degradation, performance of the first lien, and account utilization. In accordance with FHN's interpretation of regulatory guidance, FHN may block future draws on accounts in order to mitigate risk of loss to FHN.

Credit Card and Other

The credit card and other consumer loan portfolio totaled $669 million as of December 31, 2024 and $793 million as of December 31, 2023. This portfolio primarily consists of consumer-related credits, including home equity and other personal consumer loans, credit card receivables, and automobile loans. The $124 million decrease was driven by net repayments.

Allowance for Credit Losses

The ACL is maintained at a level sufficient to provide appropriate reserves to absorb estimated future credit losses in accordance with GAAP. For additional information regarding the ACL, see Notes 1 and 4 to the Consolidated Financial Statements in Part II, Item 8 of this Report.

The ALLL increased to $815 million as of December 31, 2024, or 1.30% of total loans and leases, compared to

$773 million, or 1.26% of total loans and leases, at the end of 2023. The ACL to total loans and leases ratio increased to 1.43% as of December 31, 2024 from 1.40% as of December 31, 2023. The increase in the ALLL balance reflects negative grade migration in the commercial loan portfolio.

Consolidated Net Charge-offs

Net charge-offs were $112 million in 2024 compared to $170 million in 2023. As a percentage of average total loans and leases, net charge-offs decreased 10 basis points from 2023.

Prior year net charge-offs were elevated primarily as the result of a $72 million idiosyncratic charge-off related to one client relationship.

Table 7.12

ANALYSIS OF ALLOWANCE FOR CREDIT LOSSES AND CHARGE-OFFS

	December 31,					
(Dollars in millions)	**2024**		2023		2022	
Allowance for loan and lease losses						
C&I	$	**345**	$	339	$	308
CRE		**227**		172		146
Consumer real estate		**221**		233		200
Credit card and other		**22**		29		31
Total allowance for loan and lease losses	$	**815**	$	773	$	685
Reserve for remaining unfunded commitments						
C&I	$	**57**	$	49	$	55
CRE		**11**		22		22
Consumer real estate		**11**		12		10
Total reserve for remaining unfunded commitments	$	**79**	$	83	$	87
Allowance for credit losses						
C&I	$	**402**	$	388	$	363
CRE		**238**		194		168
Consumer real estate		**232**		245		210
Credit card and other		**22**		29		31
Total allowance for credit losses	$	**894**	$	856	$	772
Period-end loans and leases						
C&I	$	**33,428**	$	32,633	$	31,781
CRE		**14,421**		14,216		13,228
Consumer real estate		**14,047**		13,650		12,253
Credit card and other		**669**		793		840
Total period-end loans and leases	$	**62,565**	$	61,292	$	58,102
ALLL / loans and leases %						
C&I		**1.03 %**		1.04 %		0.97 %
CRE		**1.57**		1.21		1.10
Consumer real estate		**1.57**		1.71		1.63
Credit card and other		**3.28**		3.63		3.72
Total ALLL / loans and leases %		**1.30 %**		1.26 %		1.18 %

ACL / loans and leases %			
C&I	1.20 %	1.19 %	1.14 %
CRE	1.65	1.36	1.27
Consumer real estate	1.65	1.79	1.71
Credit card and other	3.28	3.63	3.72
Total ACL / loans and leases %	1.43 %	1.40 %	1.33 %
Net charge-offs (recoveries)			
C&I	$ 47	$ 142	$ 53
CRE	55	15	—
Consumer real estate	(6)	(5)	(14)
Credit card and other	16	18	20
Total net charge-offs	$ 112	$ 170	$ 59
Average loans and leases			
C&I	$ 32,871	$ 32,390	$ 30,969
CRE	14,558	13,785	12,722
Consumer real estate	13,836	13,179	11,397
Credit card and other	740	815	864
Total average loans and leases	$ 62,005	$ 60,169	$ 55,952
Charge-off %			
C&I	0.14 %	0.44 %	0.17 %
CRE	0.38	0.10	—
Consumer real estate	NM	NM	NM
Credit card and other	2.11	2.18	2.39
Total charge-off %	0.18 %	0.28 %	0.11 %
ALLL / net charge-offs			
C&I	738 %	239 %	578 %
CRE	411	1,097	NM
Consumer real estate	NM	NM	NM
Credit card and other	141	162	151
Total ALLL / net charge-offs	731 %	455 %	1,155 %

NM - not meaningful

Nonperforming Assets

Nonperforming loans are loans placed on nonaccrual if it becomes evident that full collection of principal and interest is at risk, if impairment has been recognized as a partial charge-off of principal balance due to insufficient collateral value and past due status, or (on a case-by-case basis) if FHN continues to receive payments but there are other borrower-specific issues. Included in nonaccrual are loans for which FHN continues to receive payments, including residential real estate loans where the borrower has been discharged of personal obligation through bankruptcy. NPAs consist of nonperforming loans and leases and OREO (excluding OREO from government-insured mortgages).

Total NPAs (including NPLs HFS) increased $139 million to $608 million as of December 31, 2024, largely driven by an increase in nonaccrual CRE loans, partially offset by decreases in nonaccrual C&I and nonaccrual consumer real estate loans. The increase in nonaccrual CRE loans was largely driven by multi-family and office property types. Multi-family has been affected by strong supply, which is expected to be absorbed at a modestly slower rate than experienced in recent years. Office performance has been strong for the medical segment, while traditional office has been impacted by the continued influence of remote work on occupancy levels. These portfolios continue to maintain strong underwriting and client selection. In addition, over 60% of the commercial nonaccrual loan balance was current on payments as of December 31, 2024. The vast majority of NPAs have individual impairment reviews with no specific reserve required. The nonperforming loans and leases ratio increased 21 basis points to 0.96% as of December 31, 2024.

Table 7.13

NONPERFORMING ASSETS

		December 31,				
(Dollars in millions)		**2024**		2023		2022
Nonperforming loans and leases						
C&I	$	**173**	$	184	$	153
CRE		**294**		136		9
Consumer real estate		**133**		140		152
Credit card and other		**2**		2		2
Total nonperforming loans and leases (a) (c)	$	**602**	$	462	$	316
Nonperforming loans held for sale (a)	$	**3**	$	3	$	8
Foreclosed real estate and other assets (b)		**3**		4		3
Total nonperforming assets (a) (b)	$	**608**	$	469	$	327
Nonperforming loans and leases to total loans and leases						
C&I		**0.52 %**		0.57 %		0.48 %
CRE		**2.04**		0.96		0.07
Consumer real estate		**0.95**		1.02		1.24
Credit card and other		**0.23**		0.30		0.27
Total NPL %		**0.96 %**		0.75 %		0.54 %
ALLL / NPLs						
C&I		**199 %**		184 %		202 %
CRE		**77**		126		1,554
Consumer real estate		**167**		167		131
Credit card and other		**1,438**		1,202		1,364
Total ALLL / NPLs		**136 %**		167 %		217 %

(a) Excludes loans and leases that are 90 or more days past due and still accruing interest.

(b) Excludes government-insured foreclosed real estate. There were no foreclosed real estate balances from GNMA loans at December 31, 2024, 2023, and 2022.

(c) Under the original terms of the loans, estimated interest income would have been approximately $43 million, $35 million, and $21 million during 2024, 2023, and 2022, respectively.

The following table provides nonperforming assets by business segment.

Table 7.14

NONPERFORMING ASSETS BY SEGMENT

	December 31,					
(Dollars in millions)	**2024**		2023		2022	
Nonperforming loans and leases (a) (b)						
Commercial, Consumer & Wealth	$	**572**	$	401	$	227
Wholesale		**12**		38		60
Corporate		**18**		23		29
Consolidated	$	**602**	$	462	$	316
Foreclosed real estate (c)						
Commercial, Consumer & Wealth	$	**1**	$	1	$	—
Wholesale		**1**		2		2
Corporate		**1**		1		1
Consolidated	$	**3**	$	4	$	3
Nonperforming Assets (a) (b) (c)						
Commercial, Consumer & Wealth	$	**573**	$	402	$	227
Wholesale		**13**		40		62
Corporate		**19**		24		30
Consolidated	$	**605**	$	466	$	319
Nonperforming loans and leases to total loans and leases						
Commercial, Consumer & Wealth		**1.01 %**		0.71 %		0.43 %
Wholesale		**0.20**		0.87		1.27
Corporate		**5.46**		4.68		6.02
Consolidated		**0.96 %**		0.75 %		0.54 %
NPA % (d)						
Commercial, Consumer & Wealth		**1.02 %**		0.71 %		0.43 %
Wholesale		**0.23**		0.93		1.33
Corporate		**5.65**		4.81		6.28
Consolidated		**0.97 %**		0.76 %		0.55 %

(a) Excludes loans and leases that are 90 or more days past due and still accruing interest.
(b) Excludes loans classified as held for sale.
(c) Excludes foreclosed real estate and receivables related to government-insured mortgages. There were no foreclosed real estate balances from GNMA loans at December 31, 2024, 2023, and 2022.
(d) Ratio is non-performing assets to total loans and leases plus foreclosed real estate.

Past Due Loans and Potential Problem Assets

Past due loans are loans contractually past due as to interest or principal payments, but which have not yet been put on nonaccrual status.

Loans 90 days or more past due and still accruing were $21 million as of both December 31, 2024 and 2023. Loans

30 to 89 days past due and still accruing were $89 million as of December 31, 2024 compared to $85 million as of December 31, 2023, largely reflecting higher consumer real estate past due loan balances, partially offset by lower past due CRE loan balances.

Table 7.15

ACCRUING DELINQUENCIES & OTHER CREDIT DISCLOSURES

		December 31,				
(Dollars in millions)		**2024**		2023		2022
Accruing loans and leases 30+ days past due						
C&I	$	**33**	$	33	$	61
CRE		**3**		8		11
Consumer real estate		**69**		57		55
Credit card and other		**5**		8		11
Total accruing loans and leases 30+ days past due	$	**110**	$	106	$	138
Accruing loans and leases 30+ days past due %						
C&I		**0.10 %**		0.10 %		0.19 %
CRE		**0.02**		0.06		0.08
Consumer real estate		**0.50**		0.42		0.44
Credit card and other		**0.79**		1.03		1.28
Total accruing loans and leases 30+ days past due %		**0.18 %**		0.17 %		0.24 %
Accruing loans and leases 90+ days past due (a) (b) (c)						
C&I	$	**1**	$	1	$	11
Consumer real estate		**19**		17		18
Credit card and other		**1**		3		4
Total accruing loans and leases 90+ days past due	$	**21**	$	21	$	33
Loans held for sale						
30 to 89 days past due (b)	$	**9**	$	12	$	10
30 to 89 days past due - guaranteed portion (b) (d)		**6**		8		7
90+ days past due (b)		**9**		9		16
90+ days past due - guaranteed portion (b) (d)		**4**		4		6

(a) Excludes loans classified as held for sale.
(b) Amounts are not included in nonperforming/nonaccrual loans.
(c) Amounts are also included in accruing loans and leases 30+ days past due.
(d) Guaranteed loans include FHA, VA, and GNMA loans repurchased through the GNMA buyout program.

Potential problem assets represent those assets where information about possible credit problems of borrowers has caused management to have serious doubts about the borrower's ability to comply with present repayment terms and includes loans past due 90 days or more and still accruing. This definition is believed to be substantially consistent with the standards established by the Federal banking regulators for loans classified as substandard. Potential problem assets in the loan portfolio increased to $1.9 billion as of December 31, 2024, compared to $666 million as of year-end 2023. This increase was largely

attributable to grade migration in the multi-family and office portfolios. Multi-family has been affected by strong supply, which is expected to be absorbed at a modestly slower rate than experienced in recent years. Office performance has been strong for the medical segment, while traditional office has been impacted by the continued influence of remote work on occupancy levels. These portfolios continue to maintain strong underwriting and client selection. The current expectation of losses from potential problem assets has been included in management's analysis for assessing the adequacy of the allowance for loan and lease losses.

Modifications to Borrowers Experiencing Financial Difficulty

As part of FHN's ongoing risk management practices, FHN attempts to work with borrowers when appropriate to extend or modify loan terms to better align with their current ability to repay. Modifications to loans are made in accordance with internal policies and guidelines which conform to regulatory guidance. Each occurrence is unique to the borrower and is evaluated separately. See Note 1 - Significant Accounting Policies, Note 3 - Loans and Leases and Note 4 - Allowance for Credit Losses to the Consolidated Financial Statements in Part II, Item 8 of this Report for further discussion regarding troubled loan modifications.

Commercial Loan Modifications

As part of FHN's credit risk management governance processes, the Special Assets Department ("SAD") is responsible for managing most commercial relationships with borrowers whose financial condition has deteriorated to such an extent that the credits are individually reviewed for expected credit losses, classified as substandard or worse, placed on nonaccrual status, foreclosed or in process of foreclosure, or in active or contemplated litigation. SAD has the authority and responsibility to enter into workout and/or rehabilitation agreements with troubled commercial borrowers in order to mitigate and/or minimize the amount of credit losses recognized from these problem assets. While every circumstance is different, SAD will generally use forbearance agreements (generally 6-12 months) as an element of commercial loan workouts, which might include reduced interest rates, reduced payments, release of guarantor, term extensions or entering into short sale agreements. Principal forgiveness may be granted in specific workout circumstances.

The individual expected credit loss assessments completed on commercial loans may be used in evaluating the appropriateness of qualitative adjustments to quantitatively modeled loss expectations for loans that are not considered collateral dependent. If a loan is collateral dependent, the carrying amount of a loan is written down to the net realizable value of the collateral. Each assessment considers any modified terms and is comprehensive to ensure appropriate assessment of expected credit losses.

Consumer Loan Modifications

FHN does not currently participate in any of the loan modification programs sponsored by the U.S. government for its portfolio loans, but does generally structure modified consumer loans using the parameters of the former Home Affordable Modification Program ("HAMP").

Within the HELOC and permanent mortgage installment loans in the consumer portfolio segment, troubled loans are typically modified by reducing the interest rate (in increments of 25 basis points to a minimum of 3%) and a possible maturity date extension of up to 30 years to reach an affordable housing debt-to-income ratio.

Within the credit card class of the consumer portfolio segment, troubled loans are typically modified through either a short-term credit card hardship program or a longer-term credit card workout program. In the credit card hardship program, borrowers may be granted rate and payment reductions for 6 months to 1 year. In the credit card workout program, clients are granted a rate reduction to 0% and term extensions for up to 5 years to pay off the remaining balance.

Consumer loans may also be modified through court-imposed principal reductions in bankruptcy proceedings, which FHN is required to honor unless a borrower reaffirms the related debt.

Deposits

Total deposits of $65.6 billion as of December 31, 2024 decreased $199 million compared to December 31, 2023. Interest-bearing deposits increased $984 million and noninterest-bearing deposits decreased $1.2 billion.

FHN continues to maintain a well-diversified and stable funding mix across its footprint and specialty lines of business. At December 31, 2024, commercial deposits were $36.2 billion, or 55% of total deposits, and consumer deposits were $29.4 billion, or 45% of total deposits. At December 31, 2023, commercial deposits were $35.9 billion, or 55% of total deposits, and consumer deposits were $29.9 billion, or 45% of total deposits.

At December 31, 2024, 37% of deposits were associated with Tennessee, 18% with Florida, 13% with North Carolina, and 12% with Louisiana, with no other state above 10%. This mix remained relatively consistent with the previous year-end.

Total estimated uninsured deposits were $26.7 billion, or 41% of total deposits, and $26.8 billion, or 41% of total deposits, as of December 31, 2024 and 2023, respectively. Of the uninsured deposits as of December 31, 2024, $4.7 billion, or 7% of total deposits, were collateralized. As of December 31, 2023, collateralized deposits were $5.3 billion, or 8% of total deposits.

The following tables present the major components of FHN's total deposits for 2024 and 2023, FHN's total estimated uninsured deposits for the years ended December 31, 2024 and 2023, and the maturities of FHN's uninsured time deposits as of December 31, 2024 and 2023. See Table 7.2 - Average Balances, Net Interest Income and Yields/Rates in this Report for information on average deposits, including average rates paid.

Table 7.16

DEPOSITS

(Dollars in millions)	2024	Percent of Total	2024 Growth Rate	2023	Percent of Total	2023 Growth Rate
Savings	$ 26,695	41 %	6 %	$ 25,082	38 %	14 %
Time deposits	6,613	10	(3)	6,804	10	136
Other interest-bearing deposits	16,252	25	(3)	16,690	26	10
Total interest-bearing deposits	49,560	76	2	48,576	74	21
Noninterest-bearing deposits	16,021	24	(7)	17,204	26	(27)
Total deposits	$ 65,581	100 %	— %	$ 65,780	100 %	4 %

Table 7.17

ESTIMATED UNINSURED DEPOSITS

	For the Year Ended December 31,	
(Dollars in millions)	2024	2023
Uninsured deposits	$ 26,679	$ 26,752

Table 7.18

UNINSURED TIME DEPOSITS BY MATURITY

(Dollars in millions)	December 31, 2024	December 31, 2023
Portion of U.S. time deposits in excess of insurance limit	$ 1,068	$ 1,143
Time deposits otherwise uninsured with a maturity of:		
3 months or less	328	304
Over 3 months through 6 months	379	519
Over 6 months through 12 months	332	282
Over 12 months	29	38

Short-Term Borrowings

Short-term borrowings include federal funds purchased, securities sold under agreements to repurchase, trading liabilities, and other short-term borrowings. Total short-term borrowings were $4.0 billion and $3.1 billion as of December 31, 2024 and 2023, respectively. The increase in short-term borrowings was largely driven by an increase of $600 million in FHLB borrowings and an increase of $132 million in federal funds purchased and securities sold under agreements to repurchase.

Short-term borrowings balances fluctuate largely based on the level of FHLB borrowing as a result of loan demand, deposit levels and balance sheet funding strategies.

Trading liabilities fluctuate based on various factors, including levels of trading securities and hedging strategies. Federal funds purchased fluctuates depending on the amount of excess funding of FHN's correspondent bank customers. Balances of securities sold under agreements to repurchase fluctuate based on cost attractiveness relative to FHLB borrowing levels and the ability to pledge securities toward such transactions. See Note 9 - Short-Term Borrowings to the Consolidated Financial Statements in Part II, Item 8 of this Report for additional information.

Term Borrowings

Term borrowings include senior and subordinated borrowings with original maturities greater than one year. Total term borrowings were $1.2 billion as of both

December 31, 2024 and 2023. See Note 10 - Term Borrowings to the Consolidated Financial Statements in Part II, Item 8 of this Report for additional information.

Capital

Management's objectives are to provide capital sufficient to cover the risks inherent in FHN's businesses, to maintain excess capital to well-capitalized standards, and to ensure ready access to the capital markets.

Total equity of $9.1 billion decreased $180 million compared to December 31, 2023. Significant changes included net income of $794 million and an increase of $60 million in AOCI, offset by $626 million in common stock repurchases, $358 million in common and preferred

dividends, and $100 million from the Series D Preferred Stock redemption.

The following tables provide a reconciliation of shareholders' equity from the Consolidated Balance Sheets to Common Equity Tier 1, Tier 1, and Total Regulatory Capital, as well as certain selected capital ratios.

Table 7.19a

REGULATORY CAPITAL DATA

(Dollars in millions)	December 31, 2024	December 31, 2023
FHN shareholders' equity	$ 8,816	$ 8,996
Modified CECL transitional amount (a)	28	57
FHN non-cumulative perpetual preferred	(426)	(520)
Common equity tier 1 before regulatory adjustments	$ 8,418	$ 8,533
Regulatory adjustments:		
Disallowed goodwill and other intangibles	$ (1,578)	$ (1,617)
Net unrealized (gains) losses on securities available for sale	782	836
Net unrealized (gains) losses on pension and other postretirement plans	252	273
Net unrealized (gains) losses on cash flow hedges	94	79
Disallowed deferred tax assets	(1)	—
Common equity tier 1	$ 7,967	$ 8,104
FHN non-cumulative perpetual preferred	426	426
Qualifying noncontrolling interest—First Horizon Bank preferred stock	295	295
Tier 1 capital	$ 8,688	$ 8,825
Tier 2 capital	1,174	1,097
Total regulatory capital	$ 9,862	$ 9,922
Risk-Weighted Assets		
First Horizon Corporation	$ 71,108	$ 71,074
First Horizon Bank	70,418	70,635
Average Assets for Leverage		
First Horizon Corporation	$ 81,645	$ 82,540
First Horizon Bank	80,791	81,898

Table 7.19b

REGULATORY RATIOS & AMOUNTS

(Dollars in millions)	December 31, 2024 Ratio	December 31, 2024 Amount	December 31, 2023 Ratio	December 31, 2023 Amount
Common Equity Tier 1				
First Horizon Corporation	11.20 %	$ 7,967	11.40 %	$ 8,104
First Horizon Bank	11.12	7,834	11.40	8,055
Tier 1				
First Horizon Corporation	12.22	8,688	12.42	8,825
First Horizon Bank	11.54	8,129	11.82	8,350
Total				
First Horizon Corporation	13.87	9,862	13.96	9,922
First Horizon Bank	13.00	9,156	13.17	9,303
Tier 1 Leverage				
First Horizon Corporation	10.64	8,688	10.69	8,825
First Horizon Bank	10.06	8,129	10.20	8,350
Other Capital Ratios				
Total period-end equity to period-end assets	11.09		11.38	
Tangible common equity to tangible assets (b)	8.37		8.48	

(a) The modified CECL transitional amount includes the impact to retained earnings from the initial adoption of CECL plus 25% of the change in the adjusted allowance for credit losses since FHN's initial adoption of CECL through December 31, 2021. For December 31, 2024 and 2023, 25% and 50%, respectively, of the full amount is phased out and not included in Common Equity Tier 1 capital.

(b) Tangible common equity to tangible assets is a non-GAAP measure and is reconciled to total equity to total assets (GAAP) in the Non-GAAP to GAAP Reconciliation - Table 7.28.

Banking regulators define minimum capital ratios for bank holding companies and their bank subsidiaries. Based on the capital rules and definitions prescribed by the banking regulators, should any depository institution's capital ratios decline below predetermined levels, it would become subject to a series of increasingly restrictive regulatory actions.

The system categorizes a depository institution's capital position into one of five categories ranging from well-capitalized to critically under-capitalized. For an institution the size of FHN to qualify as well-capitalized, Common Equity Tier 1, Tier 1 Capital, Total Capital, and Leverage capital ratios must be at least 6.50%, 8.00%, 10.00%, and 5.00%, respectively. Furthermore, a capital conservation buffer of 50 basis points above these levels must be maintained on the Common Equity Tier 1, Tier 1 Capital and Total Capital ratios to avoid restrictions on dividends, share repurchases and certain discretionary bonuses.

As of December 31, 2024, both FHN and First Horizon Bank had sufficient capital to qualify as well-capitalized

institutions and to meet the capital conservation buffer requirement. Capital ratios for both FHN and First Horizon Bank as of December 31, 2024 are calculated under the final rule issued by the banking regulators in 2020 to delay the effects of CECL on regulatory capital for two years, followed by a three-year transition period.

For both FHN and First Horizon Bank, the risk-based regulatory capital and Tier 1 leverage ratios decreased in 2024 relative to 2023 primarily from the impact of common share repurchases. The Series D Preferred Stock redemption in 2024 did not impact FHN's regulatory capital ratios as it did not qualify as Tier 1 capital because the earliest redemption date was less than five years from the issuance date.

During 2025, capital ratios are expected to remain above well-capitalized standards plus the required capital conservation buffer.

Stress Testing

The Economic Growth, Regulatory Relief, and Consumer Protection Act, along with an interagency regulatory statement effectively exempted both FHN and First Horizon Bank from Dodd-Frank Act stress testing requirements starting in 2018.

For 2024, FHN and First Horizon Bank completed a company run stress test using the Comprehensive Capital Analysis and Review ("CCAR") scenarios published in February 2024. Results of these tests indicate that both FHN and First Horizon Bank would be able to maintain capital well in excess of Basel III Adequately Capitalized standards under the hypothetical severe global recession of the 2024 CCAR Severely Adverse scenario. A summary of those results was posted in the "Fixed Income - Stress

Test Results" section on FHN's investor relations website on July 30, 2024. Neither FHN's stress test posting, nor any other material found on FHN's website generally, is part of this report or incorporated herein.

FHN anticipates that it will continue performing an annual enterprise-wide stress test as part of its capital and risk management process. Results of this test will be presented to executive management and the Board.

The disclosures in this "Stress Testing" section include forward-looking statements. Please refer to "Forward-Looking Statements" for additional information concerning the characteristics and limitations of statements of that type.

Common Stock Purchase Programs

If and as authorized by its Board of Directors, FHN may repurchase shares of its common stock from time to time and will evaluate the level of capital and take action designed to generate or use capital, as appropriate, for the interests of the shareholders, subject to legal and regulatory restrictions. Two common stock purchase programs authorized by FHN's Board of Directors operated during the fourth quarter of 2024. FHN's Board has not authorized a preferred stock purchase program.

January 2024 General Purchase Program

On January 23, 2024, FHN announced that its Board of Directors had approved a $650 million common share purchase program that was scheduled to expire on January 31, 2025. Purchases could be made in the open market or through privately negotiated transactions,

including under Rule 10b5-1 plans as well as accelerated share repurchase and other structured transactions. The timing and exact amount of common share repurchases were subject to various factors, including FHN's capital position, financial performance, expected capital impacts of strategic initiatives, market conditions, business conditions, and regulatory considerations.

As of December 31, 2024, $476 million in purchases had been made life-to-date under the January 2024 program at an average price per share of $15.17, or $15.16 excluding commissions. Program purchases made during the quarter ended December 31, 2024 are summarized in the following table. The program was terminated effective the close of business on October 29, 2024 with $174 million in authorization unused.

Table 7.20a

COMMON STOCK PURCHASES—JANUARY 2024 PROGRAM

(Dollar values and volume in thousands, except per share data)	Total number of shares purchased	Average price paid per share (a)	Total number of shares purchased as part of publicly announced programs	Maximum approximate dollar value that may yet be purchased under the programs
2024				
October 1 to October 31	2,010	$ 17.30	2,010	N/A
November 1 to November 30	N/A	N/A	N/A	N/A
December 1 to December 31	N/A	N/A	N/A	N/A
Total	**2,010**	**$ 17.30**	**2,010**	

(a) Represents total costs including commissions paid. Average price paid does not reflect the one percent excise tax charged on public company share repurchases.

October 2024 General Purchase Program

On October 29, 2024, FHN announced that its Board of Directors had approved a new $1.0 billion common share purchase program to replace the January 2024 program discussed above. The new October program is scheduled to expire on January 31, 2026. Purchases under the new program may be made in the open market or through privately negotiated transactions, including under Rule 10b5-1 plans as well as accelerated share repurchase and other structured transactions. The timing and exact amount of common share repurchases are at the discretion of senior management and are subject to various factors, including FHN's capital position, financial performance, expected capital impacts of strategic initiatives, market conditions, business conditions, and regulatory considerations.

As of December 31, 2024, $129 million in purchases had been made life-to-date under the October 2024 program at an average price per share of $19.88, or $19.86 excluding commissions. Program purchases made during the quarter ended December 31, 2024 are summarized in the following table.

Table 7.20b

COMMON STOCK PURCHASES—OCTOBER 2024 PROGRAM

(Dollar values and volume in thousands, except per share data)	Total number of shares purchased	Average price paid per share (a)	Total number of shares purchased as part of publicly announced programs	Maximum approximate dollar value that may yet be purchased under the programs
2024				
October 1 to October 31	105	$ 17.77	105	$ 998,134
November 1 to November 30	3,803	19.51	3,803	923,941
December 1 to December 31	2,563	20.52	2,563	871,353
Total	**6,471**	**$ 19.88**	**6,471**	

(a) Represents total costs including commissions paid. Average price paid does not reflect the one percent excise tax charged on public company share repurchases.

Stock Award Purchases

As authorized by the Board's Compensation Committee, FHN makes automatic stock purchases by withholding stock-based award shares to cover tax obligations associated with those awards. Those limited, off-market purchases are not associated with an announced purchase program and are made any time an associated tax obligation arises, whether or not a blackout period is in effect. Tax withholding purchases made during the quarter ended December 31, 2024 are summarized in the following table.

Table 7.20c

COMMON STOCK PURCHASES—TAX WITHHOLDING FOR STOCK AWARDS

(Dollar values and volume in thousands, except per share data)	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced programs	Maximum number of shares that may yet be purchased under the programs
2024				
October 1 to October 31	25	$ 16.53	N/A	N/A
November 1 to November 30	3	17.26	N/A	N/A
December 1 to December 31	3	20.60	N/A	N/A
Total	**31**	**$ 17.03**		

Risk Management

FHN derives revenue from providing services and, in many cases, assuming and managing risk for profit, which exposes FHN to strategic, reputational, liquidity, market, capital adequacy, operational, compliance, legal, and credit risks that require ongoing oversight and management. FHN has an enterprise-wide approach to risk governance, measurement, management, and reporting, including an economic capital allocation process that is tied to risk profiles used to measure risk-adjusted returns. Through an enterprise-wide risk governance structure and a Risk Appetite Statement approved by the Board, management continually evaluates the balance of risk/return and earnings volatility with shareholder value.

FHN's enterprise-wide risk governance structure begins with the Board. The Board, working with the Risk Committee of the Board, establishes FHN's risk appetite by approving policies and limits that provide standards for the nature and the level of risk FHN is willing to assume. The Board regularly receives reports on management's performance against FHN's risk appetite primarily through the Board's Risk and Audit Committees.

To further support the risk governance provided by the Board, FHN has established accountabilities, control processes, procedures, and a management governance structure designed to align risk management with risk-taking throughout FHN. The control procedures are aligned with FHN's four components of risk governance: (1) Specific Risk Committees; (2) the Risk Management Organization; (3) Business Unit Risk Management; and (4) Independent Assurance Functions.

1. Specific Risk Committees: The Board has delegated authority to the Chief Executive Officer to manage Strategic Risk and Reputational Risk, and the general business affairs of FHN under the Board's oversight. The CEO utilizes the executive management team to carry out these duties in conjunction with the Risk governance structure. The Management Risk Committee is chaired by the Chief Risk Officer and is comprised of the CEO and certain officers that oversee

all risk areas, including Strategic and Reputational Risks, and analyzes both existing and emerging risks. The Management Risk Committee is supported by a set of specific risk committees focused on unique risk types (e.g. liquidity, credit, operational, etc.). These risk committees provide a mechanism that assembles the necessary expertise and perspectives of the management team to discuss emerging risk issues, monitor FHN's risk-taking activities, and evaluate specific transactions and exposures. These committees also monitor the direction and trend of risks relative to business strategies and market conditions and direct management to respond to risk issues.

2. The Risk Management Organization: FHN's risk management organization, led by the Chief Risk Officer and Chief Credit Officer, provides objective oversight of risk-taking activities. The risk management organization translates FHN's overall risk appetite into approved limits and formal policies and is supported by corporate staff functions, including the Corporate Secretary, Legal, Finance, Human Resources Operations, and Technology. Risk management also works with business units and functional experts to establish appropriate operating standards and monitor business practices in relation to those standards. Additionally, risk management proactively works with business units and senior management to focus management on key risks in FHN and emerging trends that may change FHN's risk profile. The Chief Risk Officer has overall responsibility and accountability for enterprise risk management and aggregate risk reporting.

3. Business Unit Risk Management: FHN's business units are responsible for identifying, acknowledging, quantifying, mitigating, and managing all risks arising within their respective units. They determine and execute their business strategies, which puts them closest to the changing nature of risks, and they are best able to take the needed actions to manage and mitigate those risks. The business units are supported

by the risk management organization that helps identify and consider risks when making business decisions. Management processes, structure, and policies are designed to help ensure compliance with laws and regulations as well as provide organizational clarity for authority, decision-making, and accountability. Business units have designated control processes to help mitigate their identified risks, and business units attest to the effectiveness of those controls. The risk governance structure supports and promotes the escalation of material items to executive management and the Board.

4. Independent Assurance Functions: Internal Audit, Credit Assurance Services ("CAS"), Compliance Testing, and Model Validation provide an independent and objective assessment of the design and execution of FHN's internal control system, including management processes, risk governance, and policies and procedures. These groups' activities are designed to provide reasonable assurance that risks are appropriately identified and communicated; resources

are safeguarded; significant financial, managerial, and operating information is complete, accurate, and reliable; and associate actions are in compliance with FHN's policies and applicable laws and regulations. Internal Audit and CAS are independent third line functions within First Horizon for the purpose of providing unfettered objective assurance. The Internal Audit function reports to the Chief Audit Executive, who is appointed by and reports functionally to the Audit Committee of the Board and administratively to the CEO. The CAS function reports to the CAS Director, who is appointed by and reports functionally to the Risk Committee of the Board and administratively to the Chief Audit Executive. Internal Audit provides quarterly reports to the Audit Committee of the Board, while CAS provides quarterly reports to the Risk Committee of the Board. Compliance Testing and Model Validation report to the Chief Risk Officer and provide annual reports to the Audit Committee of the Board.

Market Risk Management

Market risk is the risk that changes in market conditions will adversely impact the value of assets or liabilities, or otherwise negatively impact FHN's earnings. Market risk is inherent in the financial instruments associated with FHN's operations, primarily trading activities within FHN Financial, but also through non-trading activities which are primarily affected by interest rate risk that is managed by the ALCO within FHN.

FHN is exposed to market risk related to the trading securities inventory and loans held for sale maintained by FHN Financial in connection with its fixed income distribution activities. Various types of securities inventory positions are procured for distribution to clients by the sales staff. When these securities settle on a delayed basis, they are considered forward contracts. Refer to the "Determination of Fair Value - Trading securities and trading liabilities" section of Note 23 - Fair Value of Assets and Liabilities, which section is incorporated into this MD&A by this reference.

FHN's market risk appetite is approved by the Risk Committee of the Board of Directors and executed through management policies and procedures of ALCO and the FHN Financial Risk Committee. These policies contain various market risk limits including, for example,

VaR limits for the trading securities inventory, and individual position limits and sector limits for products with credit risk, among others. Risk measures are computed and reviewed on a daily basis to ensure compliance with market risk management policies.

Value-at-Risk ("VaR") and Stress Testing ("SVaR")

VaR is a statistical risk measure used to estimate the potential loss in value from adverse market movements over an assumed fixed holding period within a stated confidence level. FHN employs a model to compute daily VaR measures for its trading securities inventory. FHN computes VaR using historical simulation with a 1-year lookback period at a 99% confidence level with 1-day and 10-day time horizons. Additionally, FHN computes a Stressed VaR measure. The SVaR computation uses the same model but with model inputs reflecting historical data from a continuous 12-month period that reflects a period of significant financial stress appropriate for our trading securities portfolio.

A summary of FHN's VaR and SVaR measures for 1-day and 10-day time horizons is presented in the following table.

Table 7.21

VaR & SVaR MEASURES

(Dollars in millions)	Year Ended December 31, 2024			As of December 31, 2024
	Mean	**High**	**Low**	
1-day				
VaR	$ 3	$ 4	$ 2	$ 2
SVaR	7	9	4	6
10-day				
VaR	8	12	4	4
SVaR	32	43	21	31

(Dollars in millions)	Year Ended December 31, 2023			As of December 31, 2023
	Mean	High	Low	
1-day				
VaR	$ 3	$ 4	$ 2	$ 3
SVaR	6	8	3	6
10-day				
VaR	8	11	4	10
SVaR	24	34	12	28

FHN's overall VaR measure includes both interest rate risk and credit spread risk. Separate measures of these component risks are as follows.

Table 7.22

SCHEDULE OF RISKS INCLUDED IN VaR

(Dollars in millions)	As of December 31, 2024		As of December 31, 2023	
	1-day	**10-day**	1-day	10-day
Interest rate risk	$ 1	$ 2	$ 1	$ 2
Credit spread risk	—	1	1	1

The potential risk of loss reflected by FHN's VaR measures assumes the trading securities inventory is static. Because FHN Financial procures fixed income securities for purposes of distribution to clients, its trading securities inventory turns over regularly. Additionally, FHNF traders actively manage the trading securities inventory continuously throughout each trading day. Accordingly, FHNF's trading securities inventory is highly dynamic, rather than static. As a result, it would be rare for FHNF to incur a negative revenue day in its fixed income activities at the levels indicated by its VaR measures.

In addition to being used in FHN's daily market risk management process, the VaR and SVaR measures are also used by FHN in computing its regulatory market risk capital requirements in accordance with the Market Risk Capital rules. For additional information regarding FHN's capital adequacy refer to the Capital section of this MD&A.

FHN also performs stress tests on its trading securities portfolio to calculate the potential loss under various assumed market scenarios. Key assumed stresses used in those tests are:

Down 25 bps - assumes an instantaneous downward move in interest rates of 25 basis points at all points on the interest rate yield curve.

Up 25 bps - assumes an instantaneous upward move in interest rates of 25 basis points at all points on the interest rate yield curve.

Curve flattening - assumes an instantaneous flattening of the interest rate yield curve through an increase in short-term rates and a decrease in long-term rates. The 2-year point on the Treasury yield curve is assumed to increase 15 basis points and the 10-year point on the Treasury yield curve is assumed to decrease 15 basis points. Shifts in other points on the yield curve are predicted based on their correlation to the 2-year and 10-year points.

Curve steepening - assumes an instantaneous steepening of the interest rate yield curve through a decrease in short-term rates and an increase in long-term rates. The 2-year point on the Treasury yield curve is assumed to decrease 15 basis points and the 10-year point on the Treasury yield curve is assumed to increase 15 basis points. Shifts in other points on the yield curve are predicted based on their correlation to the 2-year and 10-year points.

Credit spread widening - assumes an instantaneous increase in credit spreads (the difference between yields on Treasury securities and non-Treasury securities) of 25 basis points.

Model Validation

Trading risk management personnel within FHN have primary responsibility for model risk management with respect to the model used by FHN to compute its VaR

measures and perform stress testing on the trading inventory. Among other procedures, these personnel monitor model results and perform periodic backtesting as part of an ongoing process of validating the accuracy of the model. Backtesting compares the previous day's VaR measurement to a regulatory-prescribed calculation of daily trading profit/loss in the trading inventory. During the years ended December 31, 2024 and 2023, there were no days in which the regulatory-prescribed calculation reflected a loss in the trading inventory that exceeded the corresponding daily VaR measurement, resulting in zero backtesting exceptions. Model risk management activities are subject to annual review by FHN's Model Validation Group, an independent assurance group charged with oversight responsibility for FHN's model risk management.

Interest Rate Risk Management

Interest rate risk is the risk to earnings or capital arising from movement in interest rates. ALCO is responsible for overseeing the management of existing and emerging interest rate risk for the company within risk tolerances established by the Board. FHN primarily manages interest rate risk by structuring the balance sheet to maintain a desired level of associated earnings and to protect the economic value of FHN's capital.

Net interest income and the value of equity are affected by changes in the level of market interest rates because of the differing repricing characteristics of assets and liabilities, the exercise of prepayment options held by loan clients, the early withdrawal options held by deposit clients, and changes in the basis between and changing shapes of the various yield curves used to price assets and liabilities. To isolate the repricing, basis, option, and yield curve components of overall interest rate risk, FHN employs Gap, Net Interest Income at Risk, and Economic Value of Equity analyses generated by a balance sheet simulation model.

Net Interest Income Simulation Analysis

The information provided in this section, including the discussion regarding the outcomes of simulation analysis and rate shock analysis, is forward-looking. Actual results, if the assumed scenarios were to occur, could differ because of interest rate movements, the ability of management to execute its business plans, and other factors, including those presented in the Forward-Looking Statements section of this Report.

Management uses a simulation model to measure interest rate risk and to formulate strategies to improve balance sheet positioning, earnings, or both, within FHN's interest rate risk, liquidity, and capital guidelines. Interest rate exposure is measured by forecasting 12 months of NII under various interest rate scenarios and comparing the percentage change in NII for each scenario to a base case scenario where interest rates remain unchanged.

Assumptions are made regarding future balance sheet composition, interest rate movements, and loan and deposit pricing. In addition, assumptions are made about the magnitude of asset prepayments and earlier than anticipated deposit withdrawals. The results of these scenarios help FHN develop strategies for managing exposure to interest rate risk. While management believes the assumptions used and scenarios selected in its simulations are reasonable, simulation modeling provides only an estimate, not a precise calculation, of exposure to any given change in interest rates.

Based on a static balance sheet as of December 31, 2024, NII exposures over the next 12 months, assuming rate shocks of plus/minus 25 basis points, plus/minus 50 basis points, plus/minus 100 basis points, and plus/minus 200 basis points are estimated to have variances as shown in the table below.

Table 7.23

INTEREST RATE SENSITIVITY

Shifts in Interest Rates (in bps)	% Change in Projected Net Interest Income
-200	(4.7)%
-100	(2.0)%
-50	(0.9)%
-25	(0.5)%
+25	0.4%
+50	0.7%
+100	1.3%
+200	2.2%

A steepening yield curve scenario, where long-term rates increase by 50 basis points and short-term rates are static, results in a favorable NII variance of 0.2%. A flattening yield curve scenario, where long-term rates decrease by 50 basis points and short-term rates are static, results in an unfavorable NII variance of 0.3%. These hypothetical scenarios are used to create a risk measurement framework, and do not necessarily represent management's current view of future interest rates or market developments.

Short-term interest rates had reached their highest levels in 15 years prior to September 2024's 50 basis point rate cut. Coupled with market disruption from recent high profile bank failures in 2023, this high interest rate environment has increased competitive pressures on deposit costs.

The yield curve was inverted for much of the last half of 2022, throughout 2023, and during the first eight months of 2024 before flattening in September 2024. As of December 2024, the yield curve has normalized and is upward sloping. Following the 50 basis point rate cut in September 2024, and 25 basis point cuts in both November and December, market participants are now projecting one additional rate cut in 2025. FHN continues to monitor current economic trends and potential exposures closely. For additional information, see *Yield Curve* within *Market Uncertainties and Prospective Trends* below.

Fair Value Shock Analysis

Interest rate risk and the slope of the yield curve also affect the fair value of FHN's trading inventory that is reflected in noninterest income.

Generally, low or declining interest rates with a positively sloped yield curve tend to increase income through higher demand for fixed income products. Additionally, the fair value of FHN's trading inventory can fluctuate as a result of differences between current interest rates and the interest rates of fixed income securities in the trading inventory.

Derivatives

In the normal course of business, FHN utilizes various financial instruments (including derivative contracts and credit-related agreements) to manage the risk of loss arising from adverse changes in the fair value of certain financial instruments generally caused by changes in interest rates, including FHN's securities inventory, certain term borrowings, and certain loans. Additionally, FHN may enter into derivative contracts in order to meet clients' needs. However, such derivative contracts are typically offset with a derivative contract entered into with an upstream counterparty in order to mitigate risk associated with changes in interest rates.

The simulation models and related hedging strategies discussed above exclude the dynamics related to how fee income and noninterest expense may be affected by actual changes in interest rates or expectations of changes. See Note 21 - Derivatives to the Consolidated Financial Statements in Part II, Item 8 of this Report for additional discussion of these instruments.

Capital Risk Management & Adequacy

The capital management objectives of FHN are to provide capital sufficient to cover the risks inherent in FHN's businesses, to maintain excess capital to well-capitalized standards and Board policy, and to ensure ready access to the capital markets. The Capital & Stress Testing Committee, chaired by the Corporate Treasurer, reports to ALCO and is responsible for capital management oversight and provides a forum for addressing management issues related to capital adequacy. This

committee reviews sources and uses of capital, key capital ratios, segment economic capital allocation methodologies, coordinates the annual enterprise-wide stress testing process, and considers other factors in monitoring and managing current capital levels, as well as potential future sources and uses of capital. The Capital & Stress Testing Committee also recommends capital management policies, which are submitted for approval to ALCO and the Risk Committee of the Board as necessary.

Operational Risk Management

Operational risk is the risk of loss from inadequate or failed internal processes, people, or systems or from external events including data or network security breaches of FHN or of third parties affecting FHN or its clients. Inherent drivers of operational risk include the following:

- Business Resilience Risk
- Fraud Risk
- Physical Security Risk
- Financial Reporting and Recording Risk
- Technology Risk
- Cybersecurity Risk

- Model Risk
- Third Party Risk

Management, measurement, and reporting of operational risk are overseen by the Operational Risk Committee which includes key representatives from the business segments and support functions. Operational risk is assessed and aggregated across the enterprise quarterly and reported to the Risk Committee.

Table of Contents

Cybersecurity Risk Management

Overview

As mentioned immediately above, FHN's operational risk function is divided into several risk areas. Each area has been established at the corporate level to address risks in that area across the entire organization. One of those areas—information technology ("IT") risk—includes cybersecurity risk management.

As FHN manages it, IT risk includes cybersecurity risk, which in turn includes the risks from cyber fraud, cyber theft, cyber vandalism, cyber ransom, data and system security, and other unauthorized incursions into FHN's IT systems. IT risk management also includes IT system reliability, data integrity, IT aspects of regulatory compliance, and risks associated with the use of artificial intelligence tools and systems. The discussion in this section focuses on cybersecurity. Additional information on this topic is presented in *Cybersecurity Risks* within Item 1A beginning on page 35.

Key Cybersecurity Risk Management Goals

Cybersecurity risk management has two primary goals: *defend* FHN and its clients from fraudulent and other unauthorized incursions; and, when an incursion happens, *detect and respond* as soon as practical. The optimal cybersecurity program will defend as much as is practical while also detecting rapidly those incursions that get through.

Management Structure & Key Processes

Operational risk is managed by FHN's Operational Risk ("Op Risk") Committee. Members of the Op Risk Committee include senior-level representatives from these teams or departments: Enterprise Risk Management, Operations, Model Risk, Enterprise Data, Enterprise Technology, Enterprise Technology Risk Management, Credit and Credit Risk Management, Legal, Security, Internal Audit, Deposit & Loan Operations, Retail and Digital Banking, Regional Bank Products, Mortgage Banking, Accounting, and Fixed Income/Bond Trading. The Op Risk Committee reports to FHN's Management Risk Committee, which is headed by FHN's Chief Risk Officer, who reports to FHN's Chief Executive Officer.

IT risk is managed by the IT Risk Working Group, overseen by the Op Risk Committee. The IT Risk Working Group meets quarterly to discuss emerging cyber risks, regulatory changes, vendor risk, audits, and outstanding-issue resolution. The Group also provides updates to the Op Risk Committee on IT aspects of compliance, policies, and security standards. Members of the IT Risk Working Group include the head of Enterprise Technology along with personnel from nearly all of the teams and departments represented in Op Risk.

FHN also has a Cybersecurity Working Group. The Cybersecurity Working Group, which is outside of the risk management hierarchy, meets quarterly. Its primary functions are to provide cybersecurity awareness to the executive leadership team and to provide high-level support if a significant cybersecurity event occurs. In connection with awareness, (a) external vendors, consultants, law enforcement, and other persons are invited to speak on industry-wide cybersecurity topics to provide an independent view of external threats facing the industry; and (b) members of the Enterprise Technology team provide updates regarding how FHN is addressing current risks and threats. The Cybersecurity Working Group includes: FHN's CEO; the heads of FHN's banking segments; the heads of Risk Management, Enterprise Technology, Security, Operations, and Legal; and senior personnel in the other teams and departments represented in the IT Risk Working Group.

Key leaders within these committees and groups and for these processes are FHN's Chief Information Officer and Chief Information Security Officer. The Chief Information Officer has substantial banking, IT, and related experience: had roles at FHN since 2009 related to IT and data systems culminating in CIO since 2020; prior to joining FHN, had roles at a large regional bank, including technology leader of the bank's electronic payments platform related to treasury management and enterprise IT architect; and, earned an MS in computer science as well as an MBA. The Chief Information Security Officer has over twenty years of banking, IT, and related experience: oversees information security and many related systems and processes; has established risk-based security programs to meet regulatory requirements and align with business needs; and has implemented numerous data protection, data access, and identity management systems.

FHN has a written Computer Security Incident Response Plan ("CSIRP") outlining FHN's incident response and communication processes. FHN's Chief Information Security Officer or certain other managers have the authority to initiate the execution of the CSIRP if an incident occurs. A working group called the Computer Security Incident Response Team has primary responsibility to implement or coordinate many of the CSIRP actions, along with FHN's IT Risk Working Group. Key goals of the CSIRP are to: contain, remediate, and recover; mitigate impact on FHN and clients; report findings to Op Risk and other senior management; and manage external communications. The Cybersecurity Working Group is informed of incidents that appear to have a significant risk of becoming material.

FHN engages third-party vendors to conduct several periodic cybersecurity reviews: Network Penetration testing; Cyber Security Maturity Assessment; Red Team (simulated cyber-attack) testing; SOX (financial reporting controls and data integrity) testing; and, PCI-DSS (proprietary data security standard for payment systems) attestation of compliance and SOC 1 Type II reports (attesting to the design and operation of cybersecurity systems) for lockbox and electronic bill pay. The frequency of these reviews ranges from several times per year to every three years. FHN also has a cybersecurity incident specialty firm on retainer for incident response, as needed.

FHN has a dedicated Third-Party Risk Management ("TPRM") department reporting to the Chief Risk Officer. TPRM engages the IT Risk and Control Team to perform cybersecurity assessments for new vendors during onboarding, re-assessments of existing vendors on a risk-based cadence, and continuous monitoring of critical third parties.

Board Oversight

The Board's Risk Committee oversees all risk management functions for the enterprise, including operational risk, IT risk, and cybersecurity risk. The Risk Committee, as well as the full Board, each quarter receives a risk management update from FHN's Chief Risk Officer. Each update includes a written presentation covering all major risk areas, including operational risk, and each is supported by a detailed Enterprise Risk Report which is available to all directors. Major topics in the operational risk portion of the Enterprise Risk Report each quarter include fraud and related incidents; process management, which includes

many processes related to cybersecurity defenses; and information security, which addresses core cybersecurity processes and incidents.

Tactical, Operational & Other Impacts

The measures FHN takes to manage cybersecurity risk affect how associates and clients use FHN's platforms and systems. For every safeguard considered or implemented, FHN must weigh potential and actual inconveniences against security concerns. Practical realities make it impossible to maximize security and ignore resulting restrictions on the ability of associates and clients to conduct banking and financial business. Primarily for that reason, cybersecurity risks are and will be a major risk management concern, and losses from incursions will be impossible to avoid. As mentioned above, FHN's goals are to prevent what can be prevented, and detect and respond to incursions that get through as quickly as possible.

For those incursions that are not blocked, FHN's processes are designed to detect them quickly enough so that the financial and operational impact on FHN is zero or modest. But the risk of a major incursion occurring cannot be reduced to zero. A major incursion could have a material financial impact on FHN's business operations and earnings.

Compliance Risk Management

Compliance risk is the risk of legal or regulatory sanctions, material financial loss, or loss to reputation the Company may suffer as a result of its failure to comply with laws, regulations, rules, self-regulatory organization standards, and codes of conduct applicable to FHN's activities. Management, measurement, and reporting of compliance risk are overseen by the Compliance Risk Committee and other key Corporate Governance Committees. Key

executives from the business segments, legal, compliance, risk management, and service functions are represented on the Committees. Summary reports of Committee activities and decisions are provided to the appropriate Board governance committees. Reports include the status of regulatory activities, internal compliance program initiatives, compliance testing and internal audit results and evaluation of emerging compliance risk areas.

Credit Risk Management

Credit risk is the risk of loss due to adverse changes in a borrower's or counterparty's ability or willingness to meet its financial obligations under agreed upon terms. FHN is subject to credit risk in lending, trading, investing, liquidity/funding, and asset management activities although lending activities have the most exposure to credit risk. The nature and amount of credit risk depends on the types of transactions, the structure of those transactions, collateral received, the use of guarantors and the parties involved.

FHN assesses and manages credit risk through a series of policies, processes, measurement systems, and controls. The Credit Risk Management Committee ("CRMC") is responsible for overseeing the management of existing and emerging credit risks in the company within the broad risk tolerances established by the Board. The CRMC

reports through the Management Risk Committee. The Credit Risk Management function, which is shared by the Chief Credit Officer and Chief Risk Officer, provides strategic and tactical credit leadership by maintaining policies, overseeing credit approval, assessing new credit products, strategies and processes, and managing portfolio composition and performance.

While the Credit Risk function oversees FHN's credit risk management, there is significant coordination between the business lines and the Credit Risk function in order to manage FHN's credit risk and maintain strong asset quality. The Credit Risk function recommends portfolio industry/sector and individual country limits to the Risk Committee of the Board for approval. Adherence to these approved limits is vigorously monitored by Credit Risk which provides recommendations to slow or cease lending to the business lines as commitments near established lending limits. Credit Risk also ensures subject matter experts are providing oversight, support and credit approvals, particularly in the specialty lending areas where industry-specific knowledge is required. Management emphasizes general portfolio servicing such that emerging risks are able to be spotted early enough to correct potential deficiencies, prevent further credit deterioration, and mitigate credit losses.

The Credit Risk Management function assesses the asset quality trends and results, as well as lending processes, adherence to underwriting guidelines (portfolio-specific underwriting guidelines are discussed further in the Asset Quality Trends section), and utilizes this information to inform management regarding the current state of credit quality and as a factor in the estimation process for determining the allowance for credit losses. The CRMC

reviews on a periodic basis various reports issued by assurance functions which provide an independent assessment of the adequacy of loan servicing, grading accuracy, and other key functions. Additionally, CRMC is presented with and discusses various portfolios, lending activity and lending-related projects.

All of the above activities are subject to independent review by FHN's Credit Assurance Services Group. CAS reports to the CAS Director who is appointed by and reports functionally to the Risk Committee of the Board (and administratively to the Chief Audit Executive) and provides quarterly reports to that Committee. CAS is charged with providing the Risk Committee of the Board and executive management with independent, objective, and timely assessments of FHN's portfolio quality, credit policies, and credit risk management processes.

Liquidity Risk Management

Among other things, ALCO is responsible for liquidity management: the funding of assets with liabilities of appropriate duration, while mitigating the risk of unexpected cash needs. ALCO and the Board of Directors have adopted a Liquidity Policy of which the objective is to ensure that FHN meets its cash and collateral obligations promptly, in a cost-effective manner and with the highest degree of reliability. The maintenance of adequate levels of asset and liability liquidity should provide FHN with the ability to meet both expected and unexpected cash and collateral needs. Key liquidity ratios, asset liquidity levels, and the amount available from funding sources are reported to ALCO on a regular basis. FHN's Liquidity Policy establishes liquidity limits that are deemed appropriate for FHN's risk profile.

In accordance with the Liquidity Policy, ALCO manages FHN's exposure to liquidity risk through forecasts of its liquidity position and funding needs. Base liquidity forecasts are reviewed by ALCO and are updated as financial conditions dictate. In addition to the baseline liquidity reports, robust stress testing of assumptions and funds availability are periodically reviewed. FHN maintains a contingency funding plan that may be executed should unexpected difficulties arise in accessing funding that affects FHN, the industry, or both. As of December 31, 2024, available liquidity sources included cash, incremental borrowing capacity at the FHLB, access to Federal Reserve Bank borrowings through the discount window, and unencumbered securities. Additional sources of liquidity included dealer and commercial customer repurchase agreements, access to the overnight and term Federal Funds markets, brokered deposits, loan sales, and syndications. The table below details FHN's sources of available liquidity as of December 31, 2024.

Table 7.24

AVAILABLE LIQUIDITY
as of December 31, 2024

(Dollars in millions)	Total Capacity	Outstanding Borrowings	Available Liquidity
Cash on deposit with FRB (a)	$ 1,393	$ —	$ 1,393
FHLB	8,722	600	8,122
Discount Window	23,475	—	23,475
Unencumbered securities (b)	1,039	—	1,039
Total available liquidity			$ 34,029

(a) Included in interest-bearing deposits with banks on the Consolidated Balance Sheets.
(b) Subject to market haircuts on collateral.

Generally, a primary source of funding for a bank is core deposits from the bank's client base. The period-end loans-to-deposits ratio was 95% and 93% as of December 31, 2024 and 2023, respectively.

FHN may also use unsecured short-term borrowings as a source of liquidity. Federal funds purchased from correspondent bank clients are considered to be substantially more stable than funds purchased in the national broker markets for federal funds due to the long, historical, and reciprocal nature of banking services provided by FHN to these correspondent banks. The remainder of FHN's wholesale short-term borrowings consists of securities sold under agreements to repurchase transactions accounted for as secured borrowings with business clients or broker-dealer counterparties.

Both FHN and First Horizon Bank have the ability to generate liquidity by issuing senior or subordinated unsecured debt, preferred equity, and common equity, subject to market conditions and compliance with applicable regulatory requirements. As of December 31, 2024, FHN had outstanding $798 million in senior and subordinated unsecured debt and $426 million in non-cumulative perpetual preferred stock. FHN redeemed all outstanding shares of its Series D Non-Cumulative Perpetual Preferred Stock during second quarter 2024. Refer to Note 11 - Preferred Stock to the Consolidated Financial Statements in Part II, Item 8 of this Report for additional information. As of December 31, 2024, First Horizon Bank and subsidiaries had outstanding preferred shares of $295 million, which are reflected as noncontrolling interest on the Consolidated Balance Sheets.

Parent company liquidity is primarily provided by cash flows stemming from dividends and interest payments collected from subsidiaries. These sources of cash represent the primary sources of funds to pay cash dividends to shareholders and principal and interest to debt holders of FHN. The amount paid to the parent company through First Horizon Bank common dividends is managed as part of FHN's overall cash management process, subject to applicable regulatory restrictions. Certain regulatory restrictions exist regarding the ability of First Horizon Bank to transfer funds to FHN in the form of cash, common dividends, loans, or advances. At any given time, the pertinent portions of those regulatory restrictions allow First Horizon Bank to declare preferred or common dividends without prior regulatory approval in an aggregate amount equal to First Horizon Bank's retained net income for the two most recently completed years plus the current year-to-date period. For any period, First Horizon Bank's "retained net income" generally is equal to First Horizon Bank's regulatory net income reduced by the preferred and common dividends declared by First Horizon Bank. Applying the dividend restrictions imposed under applicable federal and state rules as outlined above, the Bank's total amount available for dividends was $374 million as of January 1, 2025. Consequently, on that date the Bank could pay common dividends up to that amount to its sole common shareholder, FHN, or to its preferred shareholders without prior regulatory approval. Additionally, a capital conservation buffer must be maintained (as described in the Capital section of this Report) to avoid restrictions on dividends.

First Horizon Bank declared and paid common dividends to the parent company in the amount of $1.1 billion in 2024 and $220 million in 2023. In January 2025, First Horizon Bank declared and paid a common dividend to the parent company in the amount of $115 million. First Horizon Bank declared and paid preferred dividends in each quarter of 2024 and 2023. Additionally, First Horizon Bank declared preferred dividends in first quarter 2025, payable in April 2025.

Payment of a dividend to shareholders of FHN is dependent on several factors which are considered by the Board. These factors include FHN's current and prospective capital, liquidity, and other needs, applicable regulatory restrictions (including capital conservation buffer requirements) and availability of funds to FHN through a dividend from First Horizon Bank. Additionally, banking regulators generally require insured banks and bank holding companies to pay cash dividends only out of current operating earnings. Consequently, the decision of whether FHN will pay future dividends and the amount of dividends will be affected by current operating results.

FHN paid a cash dividend of $0.15 per common share on January 2, 2025. FHN paid cash dividends of $1,625 per Series E preferred share and $1,175 per Series F preferred share on January 10, 2025 and $331.25 per Series B preferred share and $165 per Series C preferred share on February 3, 2025. In addition, in January 2025, the Board approved cash dividends per share in the following amounts:

Table 7.25

CASH DIVIDENDS APPROVED BUT NOT PAID

	Dividend/ Share	Record Date	Payment Date
Common Stock	$ 0.15	3/14/2025	4/1/2025
Preferred Stock			
Series C	$ 165.00	4/16/2025	5/1/2025
Series E	$ 1,625.00	3/26/2025	4/10/2025
Series F	$ 1,175.00	3/26/2025	4/10/2025

Off-Balance Sheet Arrangements

In the normal course of business, FHN is a party to a number of activities that contain credit, market and operational risk that are not reflected in whole or in part in the consolidated financial statements. Such activities include traditional off-balance sheet credit-related financial instruments. FHN enters into commitments to extend credit to borrowers, including loan commitments, lines of credit, standby letters of credit, and commercial letters of credit. Many of the commitments are expected to expire unused or be only partially used; therefore, the total amount of commitments does not necessarily represent future cash requirements and are not included in the table below. Based on its available liquidity and available borrowing capacity, FHN anticipates it will continue to have sufficient funds to meet its current commitments. See Note 16 - Contingencies and Other Disclosures to the Consolidated Financial Statements in Part II, Item 8 of this Report for more information.

Contractual Obligations

The following table sets forth contractual obligations representing required and potential cash outflows as of December 31, 2024. Purchase obligations represent obligations under agreements to purchase goods or services that are enforceable and legally binding on FHN and that specify all significant terms, including fixed or minimum quantities to be purchased; fixed, minimum, or

variable price provisions; and the approximate timing of the transaction.

Table 7.26

CONTRACTUAL OBLIGATIONS
as of December 31, 2024

	Payments due by period (a)				
(Dollars in millions)	Less than 1 year	1 year - < 3 years	3 years - < 5 years	After 5 years	Total
Contractual obligations:					
Time deposit maturities (b) (c)	$ 6,398	$ 157	$ 52	$ 6	$ 6,613
Short-term borrowings (b) (d)	3,950	—	—	—	3,950
Term borrowings (b) (e)	350	—	—	862	1,212
Annual rental commitments under noncancelable leases (b) (f)	45	87	71	199	402
Purchase obligations	242	216	88	9	555
Total contractual obligations	$ 10,985	$ 460	$ 211	$ 1,076	$ 12,732

(a) Excludes a $13 million liability for unrecognized tax benefits as the timing of payment cannot be reasonably estimated.
(b) Amounts do not include interest.
(c) See Note 8 - Deposits for further details.
(d) See Note 9 - Short-Term Borrowings for further details.
(e) See Note 10 - Term Borrowings for further details.
(f) See Note 5 - Premises, Equipment, and Leases for further details.

Credit Ratings

FHN is currently able to fund a majority of the balance sheet through core deposits, which are generally not directly tied to FHN's credit ratings as are other types of funding. However, maintaining adequate credit ratings on debt issues and preferred stock is critical to liquidity should FHN need to access funding from other sources, including from long-term debt issuances and certain brokered deposits, at an attractive rate. The availability and cost of funds other than core deposits is also dependent upon marketplace perceptions of the financial soundness of FHN, which include such factors as capital levels, asset quality, and reputation. The availability of

core deposit funding is stabilized by federal deposit insurance, which can be removed only in extraordinary circumstances, but may also be influenced to some extent by the same factors that affect other funding sources. FHN's credit ratings are also referenced in various respects in agreements with certain derivative counterparties as discussed in Note 21 - Derivatives to the Consolidated Financial Statements in Part II, Item 8 of this Report.

The following table provides FHN's most recent credit ratings.

Table 7.27

CREDIT RATINGS

	Moody's (a)	Fitch (b)
First Horizon Corporation		
Overall credit rating: Long-term/Short-term/Outlook	Baa3/--/Stable	BBB+/F2/Stable
Long-term senior debt	Baa3	BBB+
Subordinated debt (c)	Baa3	BBB+
Junior subordinated debt (c)	Ba1	BB
Preferred stock	Ba2	BB
First Horizon Bank		
Overall credit rating: Long-term/Short-term/Outlook	Baa3/P-2/Stable	BBB+/F2/Stable
Long-term/short-term deposits	A3/P-2	A-/F2
Long-term/short-term senior debt (c)	Baa3/P-2	BBB+/F2
Subordinated debt	Baa3	BBB
Preferred stock	Ba2	BB
FT Real Estate Securities Company, Inc.		
Preferred stock	Ba1	

A rating is not a recommendation to buy, sell, or hold securities and is subject to revision or withdrawal at any time and should be evaluated independently of any other rating.

(a) Last change in ratings was on May 14, 2015. Outlook changed to stable ("Stable") and ratings affirmed on June 25, 2024.

(b) Last change in ratings was on October 3, 2024. Outlook changed to stable ("Stable") on May 5, 2023.

(c) Ratings are preliminary/implied.

Repurchase Obligations

Prior to September 2008, legacy First Horizon originated loans through its pre-2009 mortgage business, primarily first lien home loans, with the intention of selling them. As discussed in Note 16 - Contingencies and Other Disclosures, FHN's principal remaining exposures for those activities relate to (i) indemnification claims by underwriters, loan purchasers, and other parties which assert that FHN-originated loans caused or contributed to losses which FHN is legally obliged to indemnify, and (ii) indemnification or other claims related to FHN's servicing of pre-2009 mortgage loans.

FHN's approach for determining the adequacy of the repurchase and foreclosure reserve has evolved, sometimes substantially, based on changes in information available. Repurchase/make-whole rates vary based on purchaser, vintage, and claim type. For those loans repurchased or covered by a make-whole payment, cumulative average loss severities range between 50 and 60 percent of the UPB.

Repurchase Accrual Approach

In determining potential loss content, claims are analyzed by purchaser, vintage, and claim type. FHN considers various inputs including claim rate estimates, historical average repurchase and loss severity rates, mortgage insurance cancellations, and mortgage insurance curtailment requests. Inputs are applied to claims in the active pipeline, as well as to historical average inflows to estimate loss content related to potential future inflows. Management also evaluates the nature of claims from purchasers and/or servicers of loans sold to determine if qualitative adjustments are appropriate.

Repurchase and Foreclosure Liability

As discussed in Note 16 - Contingencies and Other Disclosures, FHN's repurchase and foreclosure liability, primarily related to its pre-2009 mortgage origination, sale, securitization, and servicing businesses, is comprised of accruals to cover estimated loss content in the active pipeline, estimated future inflows, and estimated loss content related to certain known claims not currently included in the active pipeline. The active pipeline consists of mortgage loan repurchase and make-whole demands from loan purchasers or securitization participants, foreclosure/servicing demands from borrowers, and certain related exposures. The liability contemplates repurchase/make-whole and damages obligations and estimates for probable incurred losses associated with loan populations excluded from the settlements with the GSEs, as well as other whole loans sold, mortgage insurance cancellation rescissions, and loans included in bulk servicing sales effected prior to the settlements with the GSEs. FHN compares the estimated probable incurred losses determined under the applicable loss estimation approaches for the respective periods with current

reserve levels. Changes in the estimated required liability levels are recorded as necessary through the repurchase and foreclosure provision. The total repurchase and foreclosure liability, which includes both the legacy pre-2009 business and the current mortgage business, was $15 million and $16 million as of December 31, 2024 and 2023, respectively.

Market Uncertainties and Prospective Trends

FHN's future results could be affected both positively and negatively by several known trends. Key among those are changes in the U.S. and global economy and outlook, government actions affecting interest rates, and government actions and proposals which could have positive or negative impacts on the economy at large or on certain businesses, industries, or sectors. Additional risks relate to political uncertainty, changes in federal policies (including those publicly discussed, formally

proposed, or recently implemented) and the potential impacts of those changes on our businesses and clients, and whether FHN's strategic initiatives will succeed.

In addition to trends and events noted elsewhere in this MD&A, FHN believes the following trends and events are noteworthy at this time.

Inflation, Recession, and Federal Reserve Policy

Economic Overview

The post-COVID economy in the U.S. has been marked by: strong inflation, which began in 2021, peaked in 2022, and abated, though not fully, starting in 2023; the Federal Reserve "tightening" in 2022 and the first half of 2023 to contain inflation by rapidly increasing short-term interest rates and ending asset purchases; low unemployment rates; moderate economic growth; and, until September 2024, an inverted yield curve. Key aspects were:

- The rise in short-term interest rates by the Federal Reserve in 2022 was both rapid and substantial, taking the overnight Fed Funds rate from 0.20% in March 2022 to 4.65% a year later. Hikes after that were much more modest and infrequent.

- The Federal Reserve ended rate hikes in 2023. No rate actions were taken for more than a year, until a 50 basis point cut in September 2024 followed by cuts of 25 basis points in both November and December.

- In response to 2022's extremely rapid and vigorous tightening of monetary policy, the inflation rate in the U.S. now is well below 2022's levels. However, throughout 2024 and in early 2025, measures of inflation generally remain higher than the Federal Reserve's stated long-term goal of 2%.

- Monetary tightening often creates yield curve inversion for a time. In the current cycle, traditional inversion (when ten-year treasury rates are below two-year rates) was both very deep and unusually sustained, with inversion lasting from the summer of 2022 to September 2024 when the yield curve began to return to its more typical upward slope.

Key events and circumstances are noted in the following discussions.

Federal Reserve and Rates

The Federal Reserve raised short-term rates several times in 2022 and in the first part of 2023. All but one of the rate increases in 2022 were 75 and 50 basis points each— aggressive by historical standards—while the 2023 rate increases were the more-typical 25 basis points each. The Federal Reserve cut rates 50 basis points in September 2024 and 25 basis points in November and again in December 2024. Rates were held steady in late January 2025.

FHN cannot predict when or how much short-term rates will be changed, how market-driven long-term rates will behave, nor how those actions may affect financial markets during the next several quarters.

Yield Curve

Unusual yield curve effects, including inversion, are common when monetary policy changes. A traditional measure of inversion occurs when the two-year U.S. Treasury rate is higher than the ten-year rate. Traditional inversion was sustained continuously from the summer of 2022 until September 2024, an unusually long period. The degree of inversion varied during that period, but often was much deeper than is typical. Sustained traditional yield curve inversion is viewed, with statistical support, as a harbinger of economic recession, but recession did not occur.

Over the last several months, the yield curve has steepened somewhat as longer-term rates have risen or held steady while short-term rates have fallen.

Yield curve flattening and inversion generally reduce the profit FHN can make from lending by compressing FHN's net interest margin, and also generally reduce FHN's revenues from bond trading. Both of those impacts occurred over the last three years, with fluctuations. Refer to *Interest Rate & Yield Curve Risks*, located in *Item 1A. Risk Factors* beginning on page 46, for a discussion of the risks to FHN associated with flattening and inversion.

Recession

The U.S. economy contracted (experienced negative growth) during the first two quarters of 2022, in both cases modestly. Although the occurrence of two consecutive quarters of contraction often coincides with recession, in 2022 it did not. The economy has expanded in each quarter since then. The expansion rate has varied without a sustained trend.

Recession expectations in the U.S. were high in 2022 and early 2023. They moderated significantly after that and became generally low in 2024.

Fiscal Policy

The Federal Reserve controls monetary policy for the U.S. government, but not fiscal policy (spending and taxation). Fiscal policy directly affects U.S. government annual deficits or surpluses, along with the size and trajectory of the national debt. Fiscal policy often has a significant impact on the U.S. economy. Some of the unusual or unexpected aspects of the post-COVID economy likely were created or supported by historically unusual fiscal stimulus and other stimulative policies which pushed, and in some cases continue to push, substantial amounts of money into the economy.

The changes in the executive and legislative branches of government in 2025 could result in significant changes in U.S. fiscal policy in 2025 and 2026. Even if significant changes to policy are made quickly, usually it takes time for the effect of such changes to become a significant factor in the economic data.

2023 Banking Crisis

In March 2023, two large regional U.S. banks failed after sudden large deposit outflows, and a major Swiss bank was acquired by another bank at the behest of regulators. In May 2023, a third large regional U.S. bank failed after experiencing very large deposit outflows in March. In the aftermath of these failures, bank investors and clients across the U.S. became more focused on deposit mix, funding risk management, and other safety-soundness concerns. Most U.S. banks saw abrupt net outflows of deposits in the spring of 2023 following the failures. Most have since recouped those deposits, mainly by offering higher interest rates. In 2024, competition for deposits was quite intense, and such competition is expected to continue into 2025.

Impacts on FHN

In 2022, FHN benefited significantly from rising rates as the rise in lending rates outpaced the rise in deposit and other funding rates. In the first quarter of 2023, that outpacing ended, and FHN's net interest margin (NIM) started to compress. FHN was able to somewhat relieve the compression during 2023 fueled in part by using increased deposits and capital to reduce more-expensive borrowings, so that NIM in 2023 improved over 2022. NIM for the entire year 2024 was flat, declining very modestly from 2023.

In 2024, improvements in loan yields were largely offset by higher funding costs, especially for deposits. Deposit costs increased largely in response to heightened competition in many of FHN's markets.

In addition, some of FHN's businesses have been negatively impacted by rate actions in the past two years and by the unusual yield curve. Rate increases pushed home mortgage rates in the U.S. much higher in 2022 and 2023, reducing demand. FHN's direct mortgage lending and lending to mortgage companies saw business decline significantly in 2022 and 2023. Mortgage rates modestly abated early in 2024 and FHN's mortgage business saw improvement, but then rates started to rise later in the year as the yield curve steepened somewhat after its long inversion. However, the negative impacts of these higher rates were offset by gains in market share. Similarly, FHN's revenues from bond trading and related activities fell significantly in 2022 and 2023 due to rising rates coupled with elevated market volatility. In 2024, bond trading revenues improved markedly, but with significant volatility quarter-to-quarter. Bond revenues have fluctuated, likely due to changing market expectations about rate moves, among other things; those fluctuations could continue going into 2025.

Other Regulatory Proposals

In 2023, the Board of Governors of the Federal Reserve and other regulators proposed regulatory changes that would, if implemented, significantly increase regulatory constraints and costs on all U.S. banks with assets over $100 billion, but whether those regulations will be adopted, or their final form, if adopted, remains uncertain. A few new requirements would apply to banks, like FHN, with assets over $50 billion, but by far the main impacts would fall on banks greater than $100 billion in assets.

The proposals touch upon many regulatory requirements, including debt and equity capital requirements, credit risk standards, and asset risk-weighting. The increased requirements also would entail additional compliance costs.

The triggering of significant cost increases based on a single threshold financial measure—$100 billion in assets—has been in place for many years and has impacted the U.S. banking industry. Compliance restrictions and costs increase as the threshold is approached, but a step-up pattern remains. Those effects have added to the incentives for banks to consolidate, and the proposed new rules are likely to enhance those incentives if adopted.

It appears likely that, if adopted as proposed, significant parts of the proposals will be challenged in court as being inconsistent with legislation enacted by Congress in 2018. Such a challenge would be technical and complex, and likely would take many years to resolve. Moreover, even if a challenge of that sort were successful, many parts of the proposals likely would remain intact and others might be modified without being rescinded.

Greenhouse Gas (GHG) Reporting Regimes

In October 2023, the state of California enacted laws which, taken together, will require most larger companies doing business in California to report annually their greenhouse gas ("GHG") emissions, with an external assurance requirement, and to report biennially their climate-related financial risks and risk-mitigation measures. The California laws include multi-year phase in periods and encompass Scope 1, Scope 2, and Scope 3 GHG emissions. As currently enacted, the laws require implementing regulations to be adopted by July 1, 2025, and reporting for Scopes 1 and 2 GHG emissions to begin in 2026 for the 2025 fiscal year. The California laws, especially the application of those laws to companies outside of California, have been challenged in court. These challenges could take many years to resolve.

In March 2024, the U.S. Securities and Exchange Commission ("SEC") adopted final rules, "The Enhancement and Standardization of Climate-Related Disclosures for Investors" (the "SEC Climate Disclosures Rules"). These Rules would require all U.S. companies with publicly-traded securities to report annually their Scope 1 and 2 GHG emissions and related risk management processes, and would include a related financial statement and audit requirement, among other things. Refer to "Accounting Changes" below for additional information. The SEC Climate Disclosures Rules also have a lengthy phase-in period. There is considerable uncertainty as to whether the SEC's Climate Disclosure Rules will be implemented as adopted, both because the SEC has suspended effectiveness of those rules while legal challenges are pending and because the shifts in the executive and legislative branches of government could lead the SEC to withdraw or significantly alter those rules.

Three GHG Scopes

Scope 1 GHG emissions are those from a source the company owns or controls directly, such as a manufacturing plant. Scope 2 emissions are indirect emissions from company activities, such as from power consumed by company operations. Scope 1 and 2 emissions generally can be measured or estimated using information a company normally can obtain without significant external inquiry.

Scope 3 GHG emissions are those from sources and activities that a company neither owns nor controls. Scope 3 emissions are from a wide range of sources that touch upon a company, such as: vendors; employees (commuting, business travel, etc.); and customers. Scope 3 information generally is unknown to a company without significant external inquiry and/or estimation.

Potential Business Impacts

Direct compliance costs will include creating systems to measure or estimate and capture relevant data, staffing, and engagement of vendors, including a firm to provide required assurances (somewhat analogous to a financial statement auditor). In addition, if FHN is required to support Scope 3 reporting by obtaining GHG-related information from customers, effectively FHN would be required to impose costs and/or inconveniences on its customers. Other banks in FHN's markets, particularly those that are private and not doing business in California, could provide financial services without those requirements, putting FHN at a competitive disadvantage.

Market Growth and Weather Events

FHN's principal markets are in the southern and southeastern United States, including most of the major gulf coast markets and several markets on the southern Atlantic seacoast. Many of FHN's markets, both coastal and non-coastal, have experienced significant population growth over at least the past twenty years, outpacing the growth rate for the U.S. as a whole. That population growth generally has been accompanied by economic growth.

Many of FHN's fastest growing markets, including most significantly those in Florida, can be impacted significantly by hurricanes and other severe coastal weather events. As those markets grow, FHN's economic commitment to them grows, as does FHN's financial exposure to those events.

Over the past two years it has been widely reported that the economic costs of hurricane and other severe weather events in the southeastern U.S. have been rising significantly. FHN believes that rising costs are directly related to growth in those areas.

For example, much of the growth in Florida has been along the coast. A gulf coast hurricane 50 or 60 years ago had a fair chance of making landfall in a relatively unpopulated area. Now, the chances of a hurricane directly hitting a population center are much higher, the average population in that center is much higher, and the average value per building is much higher.

The reported significant increase in casualty risks and costs is being reflected in property insurance practices which currently are in significant flux. The insurance industry is being forced to revise its risk assessment and premium pricing practices in coastal and other impacted areas as loss experience has deviated from earlier predictions, sometimes badly. In Florida, for example, some smaller carriers have failed, some larger carriers have left markets, and remaining carriers have significantly increased the premiums of hurricane-related insurance, narrowed coverage, or both.

Coastal states such as Florida and Louisiana have created last-resort insurance pools for residents who cannot obtain or afford private property insurance. However, as the costs borne by those pools increase, either the

premiums will have to rise, or general taxation will have to cover the difference. In addition, those programs generally do not help business clients, nor are they offered in many states that can be severely impacted by hurricane-related flooding.

State and local building and water-control codes have been and are being revised, but often unevenly and often not retroactive to pre-existing structures and developments. The current transition period could be lengthy. During the transition, insurance and other costs are likely to reduce the practical life of properties built under older codes even if the newer codes are not directly applied to those properties.

The availability, reliability, and cost of adequate property insurance is a significant concern for FHN as well as FHN's clients in affected markets. Instability in property insurance has made, and continues to make, FHN's business decisions more difficult. That instability increases FHN's risks of loan loss and business downturn.

More fundamentally, elevated insurance and casualty costs blunt a key factor driving growth in many of these high-growth markets: lower costs of living. If market growth slows, FHN's business could be impacted.

Critical Accounting Policies and Estimates

Allowance for Loan and Lease Losses

Management's policy is to maintain the ALLL at a level sufficient to absorb expected credit losses in the loan and lease portfolio. Management performs periodic and systematic detailed reviews of its loan and lease portfolio to identify trends and to assess the overall collectability of the portfolio. Management believes the accounting estimate related to the ALLL is a "critical accounting estimate" as: (1) changes in it can materially affect the provision for loan and lease losses and net income, (2) it requires management to predict borrowers' likelihood or capacity to repay, including evaluation of inherently uncertain future economic conditions, (3) prepayment activity must be projected to estimate the life of loans that often are shorter than contractual terms, (4) it requires estimation of a reasonable and supportable forecast period for credit losses for loan portfolio segments before reversion to historical loss levels over the remaining life of a loan and (5) expected future recoveries of amounts previously charged off must be estimated. Accordingly, this is a highly subjective process and requires significant judgment since it is difficult to evaluate current and future economic conditions in relation to an overall credit cycle and estimate the timing and extent of loss events that are expected to occur prior to the end of a loan's and lease's estimated life.

FHN believes that the principal assumptions underlying the accounting estimates made by management include: (1) the commercial loan portfolio has been properly risk graded based on information about borrowers in specific industries and specific issues with respect to single borrowers; (2) borrower-specific information made available to FHN is current and accurate; (3) the loan portfolio has been segmented properly and individual loans have similar credit risk characteristics and will behave similarly; (4) the lives for loan portfolio pools have been estimated properly, including consideration of expected prepayments; (5) the economic forecasts utilized and associated weighting selected by management in the modeling of expected credit losses are reflective of future economic conditions; (6) entity-specific historical loss information has been properly assessed for all loan portfolio segments as the initial basis for estimating expected credit losses; (7) the reasonable and supportable periods for loan portfolio segments have been properly determined; (8) the reversion methodologies and timeframes for migration from the reasonable and supportable period to the use of historical loss rates are reasonable; (9) expected recoveries of prior charge off amounts have been properly estimated; and (10) qualitative adjustments to modeled loss results reasonably reflect expected future credit losses as of the date of the financial statements.

While management uses the best information available to establish the ALLL, future adjustments to the ALLL and methodology may be necessary if economic or other conditions differ substantially from the assumptions used in making the estimates. Such adjustments to prior estimates, as necessary, are made in the period in which these factors and other relevant considerations indicate that loss levels vary from previous estimates.

Selection and weighting of macroeconomic forecasts are the most significant inputs in quantitative ALLL calculations. Due to the sensitivity of the ALLL determination to macroeconomic forecasts, changes in those forecasts can result in materially different results between reporting periods. In the determination of the ALLL as of December 31, 2024, FHN utilized Moody's Baseline and S3 (adverse) scenarios for the calculation of the ALLL. FHN placed the most weight on the Moody's Baseline scenario but included the S3 scenario to reflect the uncertainty of macroeconomic forecasts related to ongoing economic conditions.

Due to the dynamic relationship of macroeconomic inputs in modeling calculations, quantifying the effects of changing individual inputs is highly challenging. Additionally, management applies judgment in developing qualitative adjustments that are considered necessary to appropriately reflect elements of credit risk that are not captured in the quantitative model results. To provide some hypothetical sensitivity analysis, FHN prepared two alternate quantitative calculations, applying 100% weighting to Moody's Baseline and S3 (adverse) scenarios. These hypothetical calculations resulted in a 3% reduction and 29% increase, respectively, in ALLL in comparison to the ALLL recorded as of December 31, 2024, inclusive of qualitative adjustments that are affected by the weighting of forecast scenarios.

See Note 1 - Significant Accounting Policies and Note 4 - Allowance for Credit Losses to the Consolidated Financial Statements in Part II, Item 8 of this Report for detail regarding FHN's processes, models, and methodology for determining the ALLL.

Income Taxes

FHN is subject to the income tax laws of the U.S. and the states and jurisdictions in which it operates. FHN accounts for income taxes in accordance with ASC 740, "Income Taxes". Significant judgments and estimates are required in the determination of the consolidated income tax expense. FHN income tax expense, deferred tax assets and liabilities, and liabilities for unrecognized tax benefits reflect management's best estimate of current and future taxes to be paid.

Income tax expense consists of both current and deferred taxes. Current income tax expense is an estimate of taxes to be paid or refunded for the current period and includes income tax expense related to uncertain tax positions. A DTA or a DTL is recognized for the tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Deferred taxes can be affected by changes in tax rates applicable to future years, either as a result of statutory changes or business changes that may change the jurisdictions in which taxes are paid. Additionally, DTAs are subject to a "more likely than not" test to determine whether the full amount of the DTAs should be realized in the financial statements. FHN evaluates the likelihood of realization of the DTA based on both positive and negative evidence available at the time, including (as appropriate) scheduled reversals of DTLs, projected future taxable income, tax planning strategies, and recent financial performance. Realization is dependent on generating sufficient taxable income prior to the expiration of the carryforwards attributable to or generated with respect to the DTA. In projecting future

taxable income, FHN incorporates assumptions including the amount of future state and federal pre-tax operating income, the reversal of temporary differences, and the implementation of feasible and prudent tax planning strategies. These assumptions require significant judgment about the forecasts of future taxable income and are consistent with the plans and estimates used to manage the underlying business. If the "more likely than not" test is not met, a valuation allowance must be established against the DTA.

The income tax laws of the jurisdictions in which FHN operate are complex and subject to different interpretations by the taxpayer and the relevant government taxing authorities. In determining if a tax position should be recognized and in establishing a provision for income tax expense, FHN must make judgments and interpretations about the application of these inherently complex tax laws. Interpretations may be subjected to review during examination by taxing authorities and disputes may arise over the respective tax positions. FHN attempts to resolve disputes that may arise during the tax examination and audit process. However, certain disputes may ultimately be resolved through the federal and state court systems.

FHN monitors relevant tax authorities and revises estimates of accrued income taxes on a quarterly basis. Changes in estimates may occur due to changes in income tax laws and their interpretation by the courts and regulatory authorities. Revisions of estimates may also result from income tax planning and from the resolution of income tax controversies. Revisions in estimates may be material to operating results for any given period.

See Note 14 - Income Taxes to the Consolidated Financial Statements in Part II, Item 8 of this Report for additional

information including discussion of valuation allowances related to deferred tax assets and the potential impact of unrecognized tax benefits on future earnings.

Contingent Liabilities

A liability is contingent if the amount or outcome is not presently known but may become known in the future as a result of the occurrence of some uncertain future event. FHN estimates its contingent liabilities based on: management's ability to reasonably estimate the loss or range of loss related to probable loss outcomes; and management's estimates of reasonably possible loss associated with less-than-probable, but more-than-remote, loss outcomes. Accounting standards require that a liability be recorded if management determines that it is probable that a loss has occurred and the loss can be reasonably estimated. In addition, it must be probable that the loss will be confirmed by some future event. As part of the estimation process, management is required to make assumptions about matters that are by their nature highly uncertain and difficult to estimate.

The assessment of contingent liabilities, including legal contingencies, involves the use of critical estimates, assumptions, and judgments. Management's estimates

are based on their belief that future events will validate the current assumptions regarding the ultimate outcome of these exposures. However, there can be no assurance that future events, such as court decisions or decisions of arbitrators, will not differ from management's assessments. Whenever practicable, management consults with third-party experts (e.g., attorneys, accountants, claims administrators, etc.) to assist with the gathering and evaluation of information related to contingent liabilities. Based on internally and/or externally prepared evaluations, management makes a determination whether the potential exposure requires accrual in the financial statements.

See Note 16 - Contingencies and Other Disclosures to the Consolidated Financial Statements in Part II, Item 8 of this Report for additional information regarding FHN's existing material contingent liabilities, including those with and without loss accruals, and discussion of reasonably possible loss amounts for pending litigation matters.

Accounting Changes

Refer to Note 1 – Significant Accounting Policies to the Consolidated Financial Statements in Part II, Item 8 of this Report for a summary of accounting changes and

accounting changes issued but not currently effective, which section is incorporated into this MD&A by this reference.

Non-GAAP Information

Certain measures included in this report are "non-GAAP", meaning they are not presented in accordance with U.S. GAAP and also are not codified in U.S. banking regulations currently applicable to FHN. Although other entities may use calculation methods that differ from those used by FHN for non-GAAP measures, FHN's management believes such measures are relevant to understanding the capital position or financial results of FHN and its business segments. Non-GAAP measures are reported to FHN's management and Board of Directors through various internal reports.

The non-GAAP measures presented in this report are pre-provision net revenue, return on average tangible common equity, tangible common equity to tangible assets, and tangible book value per common share. Table 7.28 provides a reconciliation of non-GAAP items presented in this report to the most comparable GAAP presentation.

Presentation of regulatory measures, even those which are not GAAP, provides a meaningful base for comparability to other financial institutions subject to the

same regulations as FHN, as demonstrated by their use by banking regulators in reviewing capital adequacy of financial institutions. Although not GAAP terms, these regulatory measures are not considered "non-GAAP" under U.S. financial reporting rules as long as their presentation conforms to regulatory standards. Regulatory measures used in this MD&A include: common equity tier 1 capital, generally defined as common equity less goodwill, other intangibles, and certain other required regulatory deductions; tier 1 capital, generally defined as the sum of core capital (including common equity and instruments that cannot be redeemed at the option of the holder) adjusted for certain items under risk based capital regulations; and risk-weighted assets, which is a measure of total on- and off-balance sheet assets adjusted for credit and market risk, used to determine regulatory capital ratios.

The following table provides a reconciliation of non-GAAP items presented in this MD&A to the most comparable GAAP presentation.

Table 7.28

NON-GAAP TO GAAP RECONCILIATION

(Dollars in millions; shares in thousands)	2024	2023	2022
Pre-provision Net Revenue (Non-GAAP)			
Net interest income (GAAP)	$ 2,511	$ 2,540	$ 2,392
Plus: Noninterest income (GAAP)	679	927	815
Total revenues (GAAP)	3,190	3,467	3,207
Less: Noninterest expense (GAAP)	2,035	2,079	1,953
Pre-provision net revenue (Non-GAAP)	$ 1,155	$ 1,388	$ 1,254
Tangible Common Equity (Non-GAAP)			
(A) Total equity (GAAP)	$ 9,111	$ 9,291	$ 8,547
Less: Noncontrolling interest (a)	295	295	295
Less: Preferred stock (a)	426	520	1,014
(B) Total common equity	8,390	8,476	7,238
Less: Goodwill and other intangible assets (GAAP) (b)	1,653	1,696	1,745
(C) Tangible common equity (Non-GAAP)	$ 6,737	$ 6,780	$ 5,493
Tangible Assets (Non-GAAP)			
(D) Total assets (GAAP)	$ 82,152	$ 81,661	$ 78,953
Less: Goodwill and other intangible assets (GAAP) (b)	1,653	1,696	1,745
(E) Tangible assets (Non-GAAP)	$ 80,499	$ 79,965	$ 77,208
Average Tangible Common Equity (Non-GAAP)			
Average total equity (GAAP)	$ 9,136	$ 8,905	$ 8,579
Less: Average noncontrolling interest (a)	295	295	295
Less: Average preferred stock (a)	450	758	935
(F) Total average common equity	8,391	7,852	7,349
Less: Average goodwill and other intangible assets (GAAP) (b)	1,674	1,720	1,777
(G) Average tangible common equity (Non-GAAP)	$ 6,717	$ 6,132	$ 5,572
Net Income Available to Common Shareholders			
(H) Net income available to common shareholders (GAAP)	$ 738	$ 865	$ 868
Period-end shares outstanding			
(I) Period-end shares outstanding	524,280	558,839	537,101
Ratios			
(A)/(D) Total period-end equity to period-end assets (GAAP)	11.09 %	11.38 %	10.83 %
(C)/(E) Tangible common equity to tangible assets (Non-GAAP)	8.37	8.48	7.12
(H)/(F) Return on average common equity (GAAP)	8.80	11.01	11.81
(H)/(G) Return on average tangible common equity (Non-GAAP)	10.99	14.11	15.58
(B)/(I) Book value per common share (GAAP)	$ 16.00	$ 15.17	$ 13.48
(C)/(I) Tangible book value per common share (Non-GAAP)	$ 12.85	$ 12.13	$ 10.23

(a) Included in total equity on the Consolidated Balance Sheets.
(b) Includes goodwill and other intangible assets, net of amortization.

Table of Contents

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

The information called for by this Item is incorporated herein by reference to: 2024 MD&A (Item 7), which begins on page 57 of this report; Note 21—Derivatives, which begins on page 185 of this report; and Note 22—Master Netting and Similar Agreements - Repurchase, Reverse Repurchase, and Securities Borrowing Transactions, which begins on page 192 of this report. Within 2024 MD&A, these sections are especially pertinent to this Item 7A: *Market Risk Management* and *Interest Rate Risk Management* which begin, respectively, on pages 87 and 89 of this report. Notes 21 and 22 are part of our 2024 Financial Statements (Item 8).

Item 8. Financial Statements and Supplementary Data

TABLE OF ITEM 8 TOPICS

Report of Management on Internal Control over Financial Reporting

Management at First Horizon Corporation is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. First Horizon Corporation's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Even effective internal controls, no matter how well designed, have inherent limitations such as the possibility of human error or of circumvention or overriding of controls, and consideration of cost in relation to benefit of a control. Moreover, effectiveness must necessarily be considered according to the existing state of the art of internal control. Further, because of changes in conditions, the effectiveness of internal controls may diminish over time.

Management assessed the effectiveness of First Horizon Corporation's internal control over financial reporting as of December 31, 2024. This assessment was based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on our assessment and those criteria, management believes that First Horizon Corporation maintained effective internal control over financial reporting as of December 31, 2024.

KPMG LLP, the independent registered public accounting firm that audited First Horizon Corporation's financial statements, issued an audit report on First Horizon Corporation's internal control over financial reporting. That report appears on the following page.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
First Horizon Corporation:

Opinion on Internal Control Over Financial Reporting

We have audited First Horizon Corporation and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively, the consolidated financial statements), and our report dated February 27, 2025 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.



Memphis, Tennessee
February 27, 2025



Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
First Horizon Corporation:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of First Horizon Corporation and subsidiaries (the Company) as of December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 27, 2025 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

> *Assessment of the allowance for loan losses for loans collectively evaluated for impairment*
>
> As discussed in Notes 1 and 4 to the consolidated financial statements, the Company's total allowance for loan losses as of December 31, 2024 was $815 million, of which a portion related to the allowance for loan losses for loans collectively evaluated for impairment (the collective ALLL). The collective ALLL includes the measure of expected credit losses on a collective (pooled) basis for those loans that share similar risk characteristics. The Company estimated the collective ALLL using a current expected credit losses methodology which is based on internal and external information relating to past events, current conditions, and reasonable and supportable forecasts of future conditions that affect the collectability of future cash flows. The expected credit losses are the product of multiplying

OPINION ON CONSOLIDATED FINANCIAL STATEMENTS

the Company's estimates of probability of default (PD), loss given default (LGD), and individual loan level exposure at default (EAD), including amortization and prepayment assumptions, on an undiscounted basis. The Company uses models or assumptions to develop expected loss forecasts, inclusive of qualitative adjustments that are affected by the weighting of multiple macroeconomic forecast scenarios over a four year reasonable and supportable forecast period. After the reasonable and supportable forecast period, the Company immediately reverts to its historical loss averages, evaluated over the historical observation period, for the remaining estimated life of the loans. In order to capture the unique risks of the loan portfolio within the PD, LGD, and prepayment models, the Company segments the portfolio into pools, generally incorporating loan grades for commercial loans. The Company uses qualitative adjustments to adjust historical loss information in situations where current loan characteristics differ from those in the historical loss information and for differences in economic conditions and other factors.

We identified the assessment of the collective ALLL as a critical audit matter. A high degree of audit effort, including specialized skills and knowledge, and subjective and complex auditor judgment was involved in the assessment of the collective ALLL due to significant measurement uncertainty. Specifically, the assessment encompassed the evaluation of the collective ALLL methodology, including the methods and models used to estimate the PD, LGD, and prepayments and their significant assumptions, which included the selection of the economic forecast scenarios and the weighting of each economic scenario. The assessment also included the evaluation of certain qualitative adjustments and their significant assumptions. The significant assumptions are sensitive to variation, such that minor changes in the assumption can cause significant changes in the estimates. The assessment also included an evaluation of the conceptual soundness and performance of the PD, LGD, and prepayments models. In addition, auditor judgment was required to evaluate the sufficiency of audit evidence obtained.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company's measurement of the collective ALLL estimate, including controls over the:

- assessment of the collective ALLL methodology

- performance monitoring of the PD, LGD and prepayment models

- continued use and appropriateness of changes to the PD, LGD, and prepayment models, including the significant assumptions used in the PD, LGD, and prepayment models

- selection of the economic scenarios and the weighting of each economic scenario

- development of the qualitative adjustments, including the significant assumptions used in the measurement of the qualitative adjustments

- analysis of the collective ALLL results, trends, and ratios.

We evaluated the Company's process to develop the collective ALLL estimate by testing certain sources of data, factors, and assumptions that the Company used, and considered the relevance and reliability of such data, factors, and assumptions. In addition, we involved credit risk professionals with specialized skills and knowledge, who assisted in:

- evaluating the Company's collective ALLL methodology for compliance with U.S. generally accepted accounting principles

- evaluating judgments made by the Company relative to the performance testing of the PD, LGD, and prepayment models by comparing them to relevant Company-specific metrics and trends and the applicable industry and regulatory practices

- assessing the conceptual soundness and performance testing of the PD, LGD, and prepayment models by inspecting the model documentation to determine whether the models are suitable for their intended use

- evaluating the selection of the economic forecast scenarios and the weighting applied to each scenario by comparing them to the Company's business environment and relevant industry practices

OPINION ON CONSOLIDATED FINANCIAL STATEMENTS

- evaluating the methodology used to develop the qualitative adjustments and the effect of those adjustments on the collective ALLL compared with relevant credit risk factors and consistency with credit trends and identified limitations of the underlying quantitative models.

We also assessed the sufficiency of the audit evidence obtained related to the collective ALLL estimate by evaluating the:

- cumulative results of the audit procedures

- qualitative aspects of the Company's accounting practice

- potential bias in the accounting estimates.



We have served as the Company's auditor since 2002.

Memphis, Tennessee
February 27, 2025

Consolidated Balance Sheets

(Dollars in millions, except per share amounts)	December 31,	
	2024	2023
Assets		
Cash and due from banks	$ 906	$ 1,012
Interest-bearing deposits with banks	1,538	1,328
Federal funds sold and securities purchased under agreements to resell	631	719
Trading securities	1,387	1,412
Securities available for sale at fair value	7,896	8,391
Securities held to maturity (fair value of $1,083 and $1,161, respectively)	1,270	1,323
Loans held for sale (including $85 and $68 at fair value, respectively)	551	502
Loans and leases	62,565	61,292
Allowance for loan and lease losses	(815)	(773)
Net loans and leases	61,750	60,519
Premises and equipment	574	590
Goodwill	1,510	1,510
Other intangible assets	143	186
Other assets	3,996	4,169
Total assets	$ 82,152	$ 81,661
Liabilities		
Noninterest-bearing deposits	$ 16,021	$ 17,204
Interest-bearing deposits	49,560	48,576
Total deposits	65,581	65,780
Trading liabilities	550	509
Short-term borrowings	3,400	2,549
Term borrowings	1,195	1,150
Other liabilities	2,315	2,382
Total liabilities	73,041	72,370
Equity		
Preferred stock, Non-cumulative perpetual, no par value; authorized 5,000,000 shares; issued 16,750 and 26,750 shares, respectively	426	520
Common stock, $0.625 par value; authorized 700,000,000 shares; issued 524,280,412 and 558,838,694 shares, respectively	328	349
Capital surplus	4,808	5,351
Retained earnings	4,382	3,964
Accumulated other comprehensive loss, net	(1,128)	(1,188)
FHN shareholders' equity	8,816	8,996
Noncontrolling interest	295	295
Total equity	9,111	9,291
Total liabilities and equity	$ 82,152	$ 81,661

See accompanying notes to consolidated financial statements.

Consolidated Statements of Income

		Year Ended December 31		
(Dollars in millions, except per share data; shares in thousands)		**2024**	**2023**	**2022**
Interest income				
Interest and fees on loans and leases	$	**3,874**	$ 3,575	$ 2,292
Interest and fees on loans held for sale		**36**	51	39
Interest on investment securities		**241**	247	198
Interest on trading securities		**85**	78	58
Interest on other earning assets		**116**	149	96
Total interest income		**4,352**	4,100	2,683
Interest expense				
Interest on deposits		**1,620**	1,266	184
Interest on trading liabilities		**24**	12	12
Interest on short-term borrowings		**130**	210	23
Interest on term borrowings		**67**	72	72
Total interest expense		**1,841**	1,560	291
Net interest income		**2,511**	2,540	2,392
Provision for credit losses		**150**	260	95
Net interest income after provision for credit losses		**2,361**	2,280	2,297
Noninterest income				
Fixed income		**187**	133	205
Deposit transactions and cash management		**176**	179	171
Brokerage, management fees and commissions		**101**	90	92
Card and digital banking fees		**77**	77	84
Other service charges and fees		**51**	54	54
Trust services and investment management		**48**	47	48
Mortgage banking income		**35**	23	68
Gain on merger termination		**—**	225	—
Securities gains (losses), net		**(89)**	(4)	18
Other income		**93**	103	75
Total noninterest income		**679**	927	815
Noninterest expense				
Personnel expense		**1,137**	1,100	1,101
Net occupancy expense		**130**	123	128
Computer software		**121**	111	113
Operations services		**94**	87	87
Deposit insurance expense		**64**	122	32
Legal and professional fees		**64**	49	62
Contract employment and outsourcing		**51**	49	54
Advertising and public relations		**48**	71	50
Amortization of intangible assets		**44**	47	51
Equipment expense		**42**	42	45
Communications and delivery		**32**	35	37
Contributions		**18**	61	7
Other expense		**190**	182	186
Total noninterest expense		**2,035**	2,079	1,953
Income before income taxes		**1,005**	1,128	1,159

FIRST HORIZON.

Income tax expense		**211**		212	247
Net income	$	**794**	$	916 $	912
Net income attributable to noncontrolling interest		**19**		19	12
Net income attributable to controlling interest	$	**775**	$	897 $	900
Preferred stock dividends		**37**		32	32
Net income available to common shareholders	$	**738**	$	865 $	868
Basic earnings per share	$	**1.37**	$	1.58 $	1.62
Diluted earnings per share	$	**1.36**	$	1.54 $	1.53
Weighted average common shares		**540,317**		548,410	535,033
Diluted average common shares		**544,285**		561,732	566,004

See accompanying notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income (Loss)

		Year Ended December 31				
(Dollars in millions)		**2024**		2023		2022
Net income	$	**794**	$	916	$	912
Other comprehensive income (loss), net of tax:						
Net unrealized gains (losses) on securities available for sale		**54**		137		(937)
Net unrealized gains (losses) on cash flow hedges		**(14)**		47		(129)
Net unrealized gains (losses) on pension and other postretirement plans		**20**		(4)		(14)
Other comprehensive income (loss)		**60**		180		(1,080)
Comprehensive income (loss)		**854**		1,096		(168)
Comprehensive income attributable to noncontrolling interest		**19**		19		12
Comprehensive income (loss) attributable to controlling interest	$	**835**	$	1,077	$	(180)
Income tax expense (benefit) of items included in other comprehensive income:						
Net unrealized gains (losses) on securities available for sale	$	**17**	$	44	$	(302)
Net unrealized gains (losses) on cash flow hedges		**(5)**		15		(42)
Net unrealized gains (losses) on pension and other postretirement plans		**7**		(1)		(5)

See accompanying notes to consolidated financial statements.

Consolidated Statements of Changes in Equity

(Dollars in millions, except per share data; shares in thousands)	Preferred Stock		Common Stock		Capital Surplus	Retained Earnings	Accumulated Other Comprehensive Income (Loss) (a)	Noncontrolling Interest	Total
	Shares	Amount	Shares	Amount					
Balance, December 31, 2021	26,750	$ 520	533,577	$ 333	$ 4,743	$ 2,891	$ (288)	$ 295	$ 8,494
Net income	—	—	—	—	—	900	—	12	912
Other comprehensive income (loss)	—	—	—	—	—	—	(1,080)	—	(1,080)
Cash dividends declared:									
Preferred stock	—	—	—	—	—	(32)	—	—	(32)
Common stock ($0.60 per share)	—	—	—	—	—	(329)	—	—	(329)
Preferred stock issuance (4,936 shares issued at $100,000 per share)	4,936	494	—	—	—	—	—	—	494
Common stock repurchased	—	—	(577)	—	(12)	—	—	—	(12)
Common stock issued for:									
Stock options exercised and restricted stock awards	—	—	4,101	3	34	—	—	—	37
Stock-based compensation expense	—	—	—	—	75	—	—	—	75
Dividends declared - noncontrolling interest of subsidiary preferred stock	—	—	—	—	—	—	—	(12)	(12)
Balance, December 31, 2022	31,686	1,014	537,101	336	4,840	3,430	(1,368)	295	8,547
Adjustment to reflect adoption of ASU 2022-02	—	—	—	—	—	4	—	—	4
Net income	—	—	—	—	—	897	—	19	916
Other comprehensive income (loss)	—	—	—	—	—	—	180	—	180
Cash dividends declared:									
Preferred stock	—	—	—	—	—	(32)	—	—	(32)
Common stock ($0.60 per share)	—	—	—	—	—	(335)	—	—	(335)
Preferred stock conversion	(4,936)	(494)	—	—	—	—	—	—	(494)
Common stock repurchased	—	—	(807)	(1)	(9)	—	—	—	(10)
Common stock issued for:									
Stock options exercised and restricted stock awards	—	—	2,802	—	5	—	—	—	5
Series G preferred stock conversion	—	—	19,743	12	481	—	—	—	493
Stock-based compensation expense	—	—	—	2	34	—	—	—	36
Dividends declared - noncontrolling interest of subsidiary preferred stock	—	—	—	—	—	—	—	(19)	(19)
Balance, December 31, 2023	26,750	520	558,839	349	5,351	3,964	(1,188)	295	9,291
Adjustment to reflect adoption of ASU 2023-02	—	—	—	—	—	8	—	—	8
Net income	—	—	—	—	—	775	—	19	794
Other comprehensive income (loss)	—	—	—	—	—	—	60	—	60
Cash dividends declared:									
Preferred stock	—	—	—	—	—	(29)	—	—	(29)
Common stock ($0.60 per share)	—	—	—	—	—	(329)	—	—	(329)
Series D preferred stock redemption	(10,000)	(94)	—	—	—	(6)	—	—	(100)
Excise tax on preferred stock redemption	—	—	—	—	—	(1)	—	—	(1)
Common stock repurchased (b)	—	—	(39,203)	(25)	(601)	—	—	—	(626)
Excise tax on common stock repurchased	—	—	—	—	(6)	—	—	—	(6)
Common stock issued for:									
Stock options exercised and restricted stock awards	—	—	4,644	1	8	—	—	—	9
Stock-based compensation expense	—	—	—	3	56	—	—	—	59
Dividends declared - noncontrolling interest of subsidiary preferred stock	—	—	—	—	—	—	—	(19)	(19)
Balance, December 31, 2024	16,750	$ 426	524,280	$ 328	$ 4,808	$ 4,382	$ (1,128)	$ 295	$ 9,111

(a) Due to the nature of the preferred stock issued by FHN and its subsidiaries, all components of other comprehensive income (loss) have been attributed solely to FHN as the controlling interest holder.

(b) 2024 includes $604 million repurchased under FHN's general purchase programs.

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

			Year Ended December 31			
(Dollars in millions)		**2024**		2023		2022
Operating Activities						
Net income	$	**794**	$	916	$	912
Adjustments to reconcile net income to net cash provided by operating activities:						
Provision for credit losses		**150**		260		95
Deferred income tax expense (benefit)		**(17)**		44		91
Depreciation and amortization of premises and equipment		**55**		55		59
Amortization of intangible assets		**44**		47		51
Net other amortization and accretion		**2**		—		(25)
Net decrease in trading securities (a)		**1,011**		1,163		2,120
Net (increase) decrease in derivatives		**(2)**		(314)		524
Stock-based compensation expense		**59**		36		75
Securities (gains) losses, net		**89**		4		(18)
Net (gains) losses on sale/disposal of fixed assets		**(3)**		—		(1)
Gain on divestiture		**—**		(9)		—
Gain on BOLI		**(5)**		(7)		(9)
Loans held for sale:						
Purchases and originations		**(2,758)**		(2,295)		(3,728)
Gross proceeds from settlements and sales		**1,792**		1,183		2,310
(Gain) loss due to fair value adjustments and other		**(75)**		(12)		107
Other operating activities, net		**132**		228		(272)
Total adjustments		**474**		383		1,379
Net cash provided by operating activities		**1,268**		1,299		2,291
Investing Activities						
Proceeds from sales of securities available for sale		**1,155**		—		—
Proceeds from maturities of securities available for sale		**831**		856		1,351
Purchases of securities available for sale		**(1,538)**		(261)		(2,767)
Purchases of securities held to maturity		**—**		—		(712)
Proceeds from prepayments of securities held to maturity		**57**		53		55
Proceeds from sales of premises and equipment		**8**		1		18
Purchases of premises and equipment		**(44)**		(37)		(28)
Proceeds from BOLI		**13**		14		22
Net increase in loans and leases		**(1,337)**		(3,303)		(3,204)
Net (increase) decrease in interest-bearing deposits with banks		**(209)**		56		13,523
Cash received for divestitures		**—**		11		—
Other investing activities, net		**6**		5		75
Net cash (used in) provided by investing activities		**(1,058)**		(2,605)		8,333
Financing Activities						
Common stock:						
Stock options exercised		**9**		5		36
Cash dividends paid		**(332)**		(335)		(324)
Repurchase of shares		**(626)**		(10)		(12)
Preferred stock:						
Preferred stock issuance		**—**		—		494
Call of preferred stock		**(100)**		—		—
Cash dividends paid - preferred stock - noncontrolling interest		**(19)**		(17)		(11)
Cash dividends paid - preferred stock		**(29)**		(32)		(32)
Net (decrease) increase in deposits		**(201)**		2,289		(11,406)

Net increase in short-term borrowings		**851**		43		382
Net increase (decrease) in term borrowings		**43**		(449)		4
Net cash (used in) provided by financing activities		**(404)**		1,494		(10,869)
Net (decrease) increase in cash and cash equivalents		**(194)**		188		(245)
Cash and cash equivalents at beginning of period		**1,731**		1,543		1,788
Cash and cash equivalents at end of period	$	**1,537**	$	1,731	$	1,543
Supplemental Disclosures						
Total interest paid	$	**1,869**	$	1,428	$	280
Total taxes paid		**106**		123		20
Total taxes refunded		**7**		19		7
Transfer from loans to OREO		**3**		4		3
Transfer from loans HFS to trading securities		**992**		1,212		1,893
Transfer from loans to loans HFS		**—**		7		—
Preferred stock conversion to common stock		**—**		493		—

(a) Includes transfers from loans HFS to trading securities.

See accompanying notes to consolidated financial statements.

Notes to the Consolidated Financial Statements

Note 1—Significant Accounting Policies

Basis of Accounting

The consolidated financial statements of FHN, including its subsidiaries, have been prepared in conformity with accounting principles generally accepted in the United States of America and follow general practices within the industries in which it operates. This preparation requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. These estimates and assumptions are based on information available as of the date of the financial statements and could differ from actual results.

Principles of Consolidation

The consolidated financial statements include the accounts of FHN and other entities in which it has a controlling financial interest. Variable interest entities for which FHN or a subsidiary has been determined to be the primary beneficiary are also consolidated. Affiliates for which FHN is not considered the primary beneficiary and in which FHN does not have a controlling financial interest are accounted for under the equity method. These investments are included in other assets, and FHN's proportionate share of income or loss is included in noninterest income. All significant intercompany transactions and balances have been eliminated.

Revenues

Revenue is recognized when the performance obligations under the terms of a contract with a client are satisfied in an amount that reflects the consideration FHN expects to be entitled. FHN derives a significant portion of its revenues from fee-based services. Noninterest income from transaction-based fees is generally recognized immediately upon completion of the transaction. Noninterest income from service-based fees is generally recognized over the period in which FHN provides the service. Any services performed over time generally require that FHN render services each period and, therefore, FHN measures progress in completing these services based upon the passage of time and recognizes revenue as invoiced.

Following is a discussion of FHN's key revenues within the scope of ASC 606, "Revenue from Contracts with Customers," except as noted.

Fixed Income

Fixed income includes fixed income securities sales, trading, and strategies, as well as loan sales and derivative sales, which are not within the scope of revenue from contracts with customers. Fixed income also includes investment banking fees earned for services related to

underwriting debt securities and performing portfolio advisory services. FHN's performance obligation for underwriting services is satisfied on the trade date, while the performance obligation for advisory services is satisfied over time.

Mortgage Banking Income

Mortgage banking income includes mortgage servicing income, mortgage loan originations and sales, derivative settlements, as well as any changes in fair value recorded on mortgage loans and derivatives. Mortgage banking income from 1) the sale of loans, 2) the settlement of derivatives, 3) changes in the fair value of loans, derivatives, and servicing rights, and 4) the servicing of loans is not within the scope of revenue from contracts with customers. Prior to the sale of the title insurance business during 2022, mortgage banking income also included title income, which was earned when FHN fulfilled its performance obligation at the point in time when the services were completed.

Deposit Transactions and Cash Management

Deposit transactions and cash management activities include fees for services related to consumer and commercial deposit products (such as service charges on checking accounts), cash management products and services such as electronic transaction processing (Automated Clearing House and Electronic Data Interchange), account reconciliation services, cash vault services, lockbox processing, and information reporting to large corporate clients. FHN's obligation for transaction-based services is satisfied at the time of the transaction when the service is delivered, while FHN's obligation for service-based fees is satisfied over the course of each month.

Brokerage, Management Fees and Commissions

Brokerage, management fees and commissions include fees for portfolio management, trade commissions, and annuity and mutual fund sales. Asset-based management fees are charged based on the market value of the client's assets. The services associated with these revenues, which include investment advice and active management of client assets, are generally performed and recognized over a month or quarter. Transactional revenues are based on the size and number of transactions executed at the client's direction and are generally recognized on the trade date.

Trust Services and Investment Management

Trust services and investment management fees include investment management, personal trust, employee benefits, and custodial trust services. Obligations for trust services are generally satisfied over time but may be satisfied at points in time for certain activities that are transactional in nature.

Card and Digital Banking Fees

Card and digital banking fees include credit interchange and network revenues and various card-related fees. Interchange income is recognized concurrently with the delivery of services on a daily basis. Card-related fees such as late fees, currency conversion, and cash advance fees are loan-related and excluded from the scope of ASC 606.

Contract Balances

As of December 31, 2024 and 2023, accounts receivable related to products and services on noninterest income were $14 million and $13 million, respectively. For the year ended December 31, 2024, FHN had no material impairment losses on noninterest accounts receivable, and there were no material contract assets, contract liabilities, or deferred contract costs recorded on the Consolidated Balance Sheets as of December 31, 2024. Credit risk is assessed on these accounts receivable each reporting period, and the amount of estimated uncollectible receivables is not material.

Transaction Price Allocated to Remaining Performance Obligations

For the year ended December 31, 2024, revenue recognized from performance obligations related to prior periods was not material. Revenue expected to be recognized in any future year related to remaining performance obligations, excluding revenue pertaining to contracts that have an original expected duration of one year or less and contracts where revenue is recognized as invoiced, is not material.

Refer to Note 19 - Business Segment Information for a reconciliation of disaggregated revenue by major product line and reportable segment.

Statements of Cash Flows

For purposes of these statements, cash and due from banks, federal funds sold, and securities purchased under agreements to resell are considered cash and cash equivalents. Federal funds are usually sold for one-day periods, and securities purchased under agreements to resell are short-term, highly liquid investments.

Interest-Bearing Deposits With Banks

Interest-bearing deposits with banks primarily consist of funds on deposit with the Federal Reserve and collateral posted with derivative counterparties. Interest is earned at overnight rates.

Debt Investment Securities

Debt securities that may be sold prior to maturity are classified as AFS and are carried at fair value. The unrealized gains and losses on debt securities AFS, including securities for which no credit impairment exists, are excluded from earnings and are reported, net of tax,

as a component of other comprehensive income within shareholders' equity and the Consolidated Statements of Comprehensive Income. Debt securities which management has the intent and ability to hold to maturity are reported at amortized cost. See Note 23 - Fair Value of Assets and Liabilities for additional information. Realized gains and losses (i.e., from sales) for debt investment securities are determined by the specific identification method and reported in noninterest income.

The evaluation of credit risk for HTM debt securities mirrors the process described below for loans held for investment. AFS debt securities are reviewed for potential credit impairment at the individual security level. The evaluation of credit risk includes consideration of third-party and government guarantees (both explicit and implicit), senior or subordinated status, credit ratings of the issuer, the effects of interest rate changes since purchase, and observable market information such as issuer-specific credit spreads. Credit losses for AFS debt securities are generally recognized through establishment of an allowance for credit losses that cannot exceed the amount by which amortized cost exceeds fair value. Charge-offs are recorded as reductions of the security's amortized cost and the credit allowance. Subsequent improvements in estimated credit losses result in reduction of the credit allowance, but not beyond zero. However, if FHN has the intent to sell or if it is more-likely-than-not that it will be compelled to sell a security with an unrecognized loss, the difference between the security's carrying value and fair value is recognized through earnings and a new amortized cost basis is established for the security (i.e., no allowance for credit losses is recognized).

FHN has elected to exclude accrued interest receivable from the fair value and amortized cost basis on debt securities when assessing whether these securities have experienced credit impairment. Additionally, FHN has elected to not measure an allowance for credit losses on AIR for debt securities based on its policy to write off uncollectible interest in a timely manner, which generally occurs when delinquency reaches no more than 90 days for all security types. Any such write-offs are recognized as a reduction of interest income. AIR for debt securities is included within other assets in the Consolidated Balance Sheets.

Equity Investments

Equity investments are classified in other assets. Banks organized under state law may apply to be members of the Federal Reserve System. Each member bank is required to own stock in its regional Federal Reserve Bank. Given this requirement, FRB stock may not be sold, traded, or pledged as collateral for loans. Membership in the Federal Home Loan Bank network requires ownership of capital stock. Member banks are entitled to borrow funds from the FHLB and are required to pledge mortgage loans as collateral. Investments in the FHLB are nontransferable and, generally, membership is maintained primarily to provide a source of liquidity as needed. FRB and FHLB stock are recorded at cost and are subject to impairment reviews. FHN's subsidiary, First Horizon Bank, was a state member bank throughout 2024.

Other equity investments primarily consist of mutual funds, which are marked to fair value through earnings, and equity investments without a readily determinable fair value, which are recorded at cost minus impairment, with adjustments through earnings for observable price changes in orderly transactions for the identical or a similar investment of the same issuer.

Federal Funds Sold and Purchased

Federal funds sold and purchased represent unsecured overnight funding arrangements between participants in the Federal Reserve system primarily to assist banks in meeting their regulatory cash reserve requirements. Federal funds sold are evaluated for credit risk each reporting period. Due to the short duration of each transaction and the history of no credit losses, no credit loss has been recognized.

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase

FHN purchases short-term securities under agreements to resell, which are accounted for as collateralized financings except where FHN does not have an agreement to sell the same or substantially the same securities before maturity at a fixed or determinable price. All of FHN's securities purchased under agreements to resell are recognized as collateralized financings. Securities delivered under these transactions are delivered to either the dealer custody account at the FRB or to the applicable counterparty. Securities sold under agreements to repurchase are offered to cash management clients as an automated, collateralized investment account. Securities sold under agreements to repurchase are also used by the consumer or commercial bank to obtain favorable borrowing rates on its purchased funds. All of FHN's securities sold under agreements to repurchase are secured borrowings.

Collateral is valued daily and FHN may require counterparties to deposit additional securities or cash as collateral, or FHN may return cash or securities previously pledged by counterparties, or FHN may be required to post additional securities or cash as collateral, based on the contractual requirements for these transactions.

FHN's fixed income business utilizes securities borrowing arrangements as part of its trading operations. Securities borrowing transactions generally require FHN to deposit cash with the securities lender. The amount of cash advanced is recorded within securities purchased under agreements to resell in the Consolidated Balance Sheets. These transactions are not considered purchases and the securities borrowed are not recognized by FHN. FHN does not conduct securities lending transactions.

Securities purchased under agreements to resell and securities borrowing arrangements are evaluated for credit risk each reporting period. As presented in Note 22 - Master Netting and Similar Agreements - Repurchase, Reverse Repurchase, and Securities Borrowing Transactions, these agreements are collateralized by the related securities and collateral maintenance provisions with counterparties, including replenishment and adjustment on a transaction-specific basis. This collateral includes both the securities collateral for each transaction as well as offsetting securities sold under agreements to repurchase with the same counterparty. Given the history of no credit losses and collateralized nature of these transactions, no credit loss has been recognized.

Loans Held for Sale

Loans originated or purchased for which management lacks the intent to hold are included in loans held for sale in the Consolidated Balance Sheets. FHN generally accounts for loans held for sale at the lower of amortized cost or market value, with an exception for certain mortgage loans held for sale and repurchased loans that are not government insured which are accounted for under the fair value option of reporting.

- **Fair Value Option Election.** These loans consist of originated fixed-rate single-family residential mortgage loans that are committed to be sold in the secondary market. Gains and losses on these mortgage loans are included in mortgage banking income.

- **Other loans held for sale.** For these loans, gains on sale are recognized through noninterest income. Net unrealized losses, if any, are recognized through a valuation allowance that is also recorded as a charge to noninterest income.

Loans and Leases

Generally, loans are stated at principal amounts outstanding, net of unearned income. Interest on loans is recognized on an accrual basis at the applicable interest rate on the principal amount outstanding. Loan origination fees and direct costs as well as premiums and discounts are amortized as level yield adjustments over the respective loan terms. Unamortized net fees or costs, premiums and discounts are recognized in interest income upon early repayment of the loans. Loan commitment fees are generally deferred and amortized on a straight-line basis over the commitment period.

Equipment financing leases to commercial clients are primarily classified as direct financing and sales-type leases. Equipment financing leases are reported at the net lease investment, which represents the sum of minimum lease payments over the lease term and the estimated residual value, less unearned interest income. Interest income is accrued as earned over the term of the lease based on the net investment in leases. Fees incurred to originate the lease are deferred and recognized as an adjustment of the yield on the lease.

FHN has elected to exclude accrued interest receivable from the amortized cost basis on its held-for-investment loan portfolio. FHN has also elected to not measure an allowance for credit losses on AIR for loans held for investment based on its policy to write off uncollectible interest in a timely manner, which occurs when a loan is placed on nonaccrual status. Such write-offs are recognized as a reduction of interest income. AIR for held-for-investment loans is included within other assets in the Consolidated Balance Sheets.

Nonaccrual and Past Due Loans

Generally, loans are placed on nonaccrual status if it becomes evident that full collection of principal and interest is at risk, impairment has been recognized as a partial charge-off of principal balance due to insufficient collateral value and past due status, or on a case-by-case basis if FHN continues to receive payments, but there are other borrower-specific issues. Consumer loans are generally placed into nonaccrual status no later than 90 days past due.

- Residential real estate loans discharged through Chapter 7 bankruptcy and not reaffirmed by the borrower ("discharged bankruptcies") are placed on nonaccrual. They are not returned to accrual status even if current and performing in the future.

- Current second-lien residential real estate loans that are junior to first liens are placed on nonaccrual status if in bankruptcy.

When commercial and consumer loans within each portfolio segment and class are placed on nonaccrual status, accrued but uncollected interest is reversed and charged against interest income. Management may elect to continue the accrual of interest when the estimated net realizable value of collateral is sufficient to recover the principal balance and accrued interest. Interest payments received on nonaccrual loans are normally applied to outstanding principal first. Once all principal has been received, additional interest payments are recognized on a cash basis as interest income.

Generally, commercial and consumer loans within each portfolio segment and class that have been placed on nonaccrual status can be returned to accrual status if all principal and interest is current and FHN expects full repayment of the remaining contractual principal and interest. This typically requires that a borrower make payments in accordance with the contractual terms for a sustained period of time (generally for a minimum of six months) before being returned to accrual status.

Residential real estate loans discharged through Chapter 7 bankruptcy and not reaffirmed by the borrower are not returned to accrual status. For current second liens that have been placed on nonaccrual because the first lien is 90 or more days past due, the second lien may be returned to accrual upon pay-off or cure of the first lien.

Charge-offs

For all commercial and consumer loan portfolio segments, all losses of principal are charged to the ALLL in the period in which the loan is deemed to be uncollectible.

For consumer loans, the timing of a full or partial charge-off generally depends on the loan type and delinquency status. Generally, for the consumer real estate segment, a loan will be either partially or fully charged off when it becomes 180 days past due. At this time, if the collateral value does not support foreclosure, balances are fully charged off and other avenues of recovery are pursued. If the collateral value supports foreclosure, the loan is charged down to net realizable value (collateral value less estimated costs to sell) and is placed on nonaccrual status. For residential real estate loans discharged in Chapter 7 bankruptcy and not reaffirmed by the borrower, the fair value of the collateral position is assessed at the time FHN is made aware of the discharge and the loan is charged down to the net realizable value (collateral value less estimated costs to sell). Within the credit card and other portfolio segment, credit cards are normally charged off upon reaching 120 days past due. Other non-real estate consumer loans are charged off or partially charged off upon reaching 120 days past due.

For acquired PCD loans where all or a portion of the loan balance had been charged off prior to acquisition, and for which active collection efforts are still underway, the ALLL recorded at acquisition is immediately charged off if required by FHN's existing charge off policy. Additionally, FHN is required to consider its existing policies in determining whether to charge off any financial assets, regardless of whether a charge-off was recorded by the predecessor company. The initial ALLL recognized on PCD assets includes the gross-up of the loan balance reduced by immediate charge-offs for loans previously charged off by the predecessor company or which meet FHN's charge-off policy on the date of acquisition. Charge-offs against the allowance related to such acquired PCD loans do not result in an income statement impact.

Purchased Credit-Deteriorated Loans

At the time of acquisition, FHN evaluates all acquired loans to determine if they have experienced a more-than-insignificant deterioration in credit quality since origination. PCD loans can be identified on either an 1) individual or a 2) pooled basis when the loans share similar risk characteristics. FHN evaluates various absolute factors to assist in the identification of PCD loans, including criteria such as existing PCD status, risk rating of special mention or lower, nonaccrual or impaired status, identification of prior loan modifications, and delinquency status. FHN also utilizes relative factors to identify PCD loans, such as commercial loan grade migration, expansion of borrower credit spreads, declines in external risk ratings and changes in consumer loan characteristics (e.g., FICO decline or LTV increase). In addition, factors reflective of broad economic considerations are also considered in identifying PCD loans. These include industry, collateral type, and the geographic location of the borrower's operations. Internal factors for the origination of new loans that are similar to the acquired loans are also evaluated to assess loans for PCD status, including increases in required yields, the necessity of borrowers providing additional collateral and/or guarantees, and changes in acceptable loan duration. Other indicators may also be used to evaluate loans for PCD status depending on borrower-specific communications and actions, such as public statements, initiation of loan modification discussions, and obtaining emergency funding from alternate sources.

Upon acquisition, the expected credit losses are allocated to the purchase price of individual PCD loans to determine each individual asset's amortized cost basis, typically resulting in a reduction of the discount that is accreted prospectively to interest income. At the acquisition date and prospectively, only the unpaid principal balance is incorporated within the estimation of expected credit losses for PCD loans. Otherwise, the process for estimation of expected credit losses is consistent with that discussed below. As discussed below, FHN applies undiscounted cash flow methodologies for the estimation of expected credit losses, which results in the calculated amount of credit losses at acquisition that is added to the amortized cost basis of the related PCD loans to exceed the discounted value of estimated credit losses included in the loan valuation.

For PCD loans where all or a portion of the loan balance has been previously written off, or would be subject to write-off under FHN's charge-off policy, the initial ALLL included as part of the grossed-up loan balance at acquisition was immediately written off, resulting in a zero period-end allowance balance and no impact on the ALLL rollforward.

Allowance for Credit Losses

The nature of the process by which FHN determines the appropriate ACL requires the exercise of considerable judgment. The ACL is determined in accordance with ASC 326-20, "Financial Instruments—Credit Losses," which was adopted on January 1, 2020. See Note 4 - Allowance for Credit Losses for a discussion of FHN's ACL methodology and a description of the models utilized in the estimation process for the commercial and consumer loan portfolios.

Future adjustments to the ACL may be necessary if economic or other conditions differ substantially from the assumptions used in making the estimates or, if required by regulators, based upon information at the time of their examinations or upon future regulatory guidance. Such adjustments to original estimates, as necessary, are made in the period in which these factors and other relevant

considerations indicate that loss levels vary from previous estimates.

Management's estimate of expected credit losses in the loan and lease portfolio is recorded in the ALLL and the reserve for unfunded lending commitments, together referred to as the ACL. The ACL is maintained at a level that management determines is appropriate to absorb current expected credit losses in the loan and lease portfolio and unfunded lending commitments.

Management uses analytical models to estimate expected credit losses in the loan and lease portfolio and unfunded lending commitments as of the balance sheet date. The models are carefully reviewed to identify trends that may not be captured in the modeled loss estimates. Management uses qualitative adjustments for those items not reflected in the modeled loss information such as recent changes from the macroeconomic forecasts utilized in model calculations, results of additional stressed modeling scenarios, observed and/or expected changes affecting borrowers in specific industries or geographic areas, exposure to large lending relationships, and expected recoveries of prior charge-offs. Qualitative adjustments are also used to accommodate for the imprecision of certain assumptions and uncertainties inherent in the model calculations as well as to align certain differences in models used by acquired loan portfolios to the methodologies described herein. Loans accounted for at elected fair value are excluded from CECL measurements.

The ALLL is increased by the provision for loan and lease losses and is decreased by loan charge-offs. Credit loss estimation is based on the amortized cost of loans, which includes the following:

1. Unpaid principal balance for originated assets or acquisition price for purchased assets

2. Accrued interest (see elections discussed previously)

3. Accretion or amortization of premium, discount, and net deferred fees or costs

4. Collection of cash

5. Charge-offs

Premiums, discounts, and net deferred origination costs/fees affect the calculated amount of expected credit losses, but they are not considered when determining the amount of expected credit losses that are recorded.

Under CECL, a loan must be pooled when it shares similar risk characteristics with other loans. Loans that do not share similar risk characteristics are evaluated individually. Expected credit loss is estimated for the remaining life of loan(s), which is limited to the remaining contractual term(s), adjusted for prepayment estimates, which are included as separate inputs into modeled loss estimates. Renewals and extensions are not anticipated unless they are included in existing loan documentation and are not unconditionally cancellable by the lender. However, prior to January 1, 2023, losses were estimated over the estimated remaining life of reasonably expected TDRs which could extend beyond the current remaining contractual term.

Management has developed multiple current expected credit losses models which segment the loan and lease portfolio by borrower type and loan or lease type to estimate expected lifetime expected credit losses for loans and leases that share similar risk characteristics. Estimates of expected credit losses incorporate consideration of available information that is relevant to assessing the collectability of future cash flows. This includes internal and external information relating to past events, current conditions, and reasonable and supportable forecasts of future conditions. FHN utilizes internal and external historical loss information, as applicable, for all available historical periods as the initial point for estimating expected credit losses. Given the duration of historical information available, FHN considers its internal loss history to fully incorporate the effects of prior credit cycles dating back to the Great Recession. The historical loss information may be adjusted in situations where current loan characteristics (e.g., underwriting criteria) differ from those in existence at the time the historical losses occurred. Historical loss information is also adjusted for differences in economic conditions, macroeconomic forecasts and other factors management considers relevant over a period extending beyond the measurement date which is considered reasonable and supportable.

FHN generally measures expected credit losses using undiscounted cash flow methodologies. Credit enhancements (e.g., guarantors) that are not freestanding are considered in the estimation of uncollectible cash flows. Estimation of expected credit losses for loan agreements involving collateral maintenance provisions includes consideration of the value of the collateral and replenishment requirements, with the maximum loss limited to the difference between the amortized cost of the loan and the fair value of the collateral. Expected credit losses for loans for which foreclosure is probable are measured at the fair value of collateral, less estimated costs to sell when disposition through sale is anticipated. Additionally, for borrowers experiencing financial difficulty, certain loans are valued at the fair value of collateral when repayment is expected to be provided substantially through the operation of the collateral. The fair value of the collateral is reduced for estimated costs to sell when repayment is expected through sale of the collateral. Prior to January 1, 2023, expected credit losses for TDRs were measured in accordance with ASC 310-40, which generally required a discounted cash flow methodology, whereby the loans were measured based on the present value of expected future payments

discounted at the loan's original effective interest rate. Subsequent to December 31, 2022, in accordance with the provisions of ASU 2022-02, FHN has ceased recognition of TDRs and no longer performs discounted cash flow calculations for these loans to estimate expected credit losses. FHN now monitors and discloses information associated with modifications to borrowers experiencing financial difficulty. For both commercial and consumer portfolio segments, an adjustment to the ACL is generally not recorded at the time of modification because FHN includes these modified loans in its quantitative loss estimation processes. In the event of principal forgiveness, which primarily occurs for commercial loan workouts and consumer loans experiencing bankruptcy, FHN records the reduction in expected collectible principal balance as a charge-off against the ALLL.

Expected recoveries of previously charged-off amounts are also included as a qualitative adjustment in the estimation of expected credit losses, which reduces the amount of the allowance recognized. Estimates of recoveries on previously charged-off assets included in the allowance for loan losses do not exceed the aggregate of amounts previously written off and expected to be written off for an individual loan or pool.

Since CECL requires the estimation of credit losses for the entire expected life of loans, loss estimates are highly sensitive to changes in macroeconomic forecasts, especially when those forecasts change dramatically in short time periods. Additionally, under CECL credit loss estimates are more likely to increase rapidly in periods of loan growth.

Expected credit losses for unfunded commitments are estimated for periods where the commitment is not unconditionally cancellable by FHN. The measurement of expected credit losses for unfunded commitments mirrors that of loans with the additional estimate of future draw rates (timing and amount). The liability for credit losses inherent in lending-related commitments, such as letters of credit and unfunded loan commitments, is included in other liabilities on the Consolidated Balance Sheets and established through a charge to the provision for credit losses.

Premises and Equipment

Premises and equipment are carried at cost less accumulated depreciation and amortization and include additions that materially extend the useful lives of existing premises and equipment. All other maintenance and repair expenditures are expensed as incurred. Premises and equipment held for sale are generally valued at appraised values which reference recent disposition values for similar property types but also consider marketability discounts for vacant properties. The valuations of premises and equipment held for sale are reduced by estimated costs to sell. Impairments, and any subsequent recoveries, are recorded in noninterest expense. Gains and losses on dispositions are reflected in noninterest income and expense, respectively.

Depreciation and amortization are computed on the straight-line method over the estimated useful lives of the assets and are recorded as noninterest expense. Leasehold improvements are amortized over the lesser of the lease periods or the estimated useful lives using the straight-line method. Useful lives utilized in determining depreciation for furniture, fixtures, and equipment and for buildings are three years to fifteen years and seven years to forty-five years, respectively.

Other Real Estate Owned

Real estate acquired by foreclosure or other real estate-owned consists of properties that have been acquired in satisfaction of debt. These properties are carried at the lower of the outstanding loan amount or estimated fair value less estimated costs to sell the real estate. At the time acquired, and in conjunction with the transfer from loans to OREO, there is a charge-off against the ALLL if the estimated fair value less costs to sell is less than the loan's cost basis. Subsequent declines in fair value and gains or losses on dispositions, if any, are charged to other expense on the Consolidated Statements of Income.

Required developmental costs associated with acquired property under construction are capitalized and included in determining the estimated net realizable value of the property, which is reviewed periodically, and any write-downs are charged against current earnings.

Goodwill and Other Intangible Assets

Goodwill represents the excess of cost over net assets of acquired businesses less identifiable intangible assets. On an annual basis, or more frequently if necessary, FHN assesses goodwill for impairment. Other intangible assets primarily represent client lists and relationships, acquired contracts, covenants not to compete and premiums on purchased deposits, which are amortized over their estimated useful lives. Intangible assets related to acquired deposit bases are primarily amortized over 10 years using an accelerated method. Management evaluates whether events or circumstances have occurred that indicate the remaining useful life or carrying value of amortizing intangibles should be revised. Other intangibles also include smaller amounts of non-amortizing intangibles for state banking licenses.

Servicing Rights

FHN recognizes the rights to service mortgage and other loans as separate assets, which are recorded in other assets in the Consolidated Balance Sheets, when purchased or when servicing is contractually separated from the underlying loans by sale with servicing rights retained. For loan sales with servicing retained, a servicing right, generally an asset, is recorded at fair value at the time of sale for the right to service the loans sold. All servicing rights are identified by class and amortized over

the remaining life of the loan with periodic reviews for impairment.

Transfers of Financial Assets

Transfers of financial assets, or portions thereof which meet the definition of a participating interest, are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when 1) the assets have been legally isolated from FHN, 2) the transferee has the right to pledge or exchange the assets with no conditions that constrain the transferee and provide more than a trivial benefit to FHN, and 3) FHN does not maintain effective control over the transferred assets. If the transfer does not satisfy all three criteria, the transaction is recorded as a secured borrowing. If the transfer is accounted for as a sale, the transferred assets are derecognized from FHN's balance sheet and a gain or loss on sale is recognized. If the transfer is accounted for as a secured borrowing, the transferred assets remain on FHN's balance sheet and the proceeds from the transaction are recognized as a liability.

Derivative Financial Instruments

FHN accounts for derivative financial instruments in accordance with ASC 815, which requires recognition of all derivative instruments on the balance sheet as either an asset or liability measured at fair value through adjustments to either accumulated other comprehensive income within shareholders' equity or current earnings. Fair value is defined as the price that would be received to sell a derivative asset or paid to transfer a derivative liability in an orderly transaction between market participants on the transaction date. Fair value is determined using available market information and appropriate valuation methodologies. FHN has elected to present its derivative assets and liabilities gross on the Consolidated Balance Sheets. Amounts of collateral posted or received have not been netted with the related derivatives unless the collateral amounts are considered legal settlements of the related derivative positions. See Note 21 - Derivatives for discussion on netting of derivatives.

FHN prepares written hedge documentation identifying the risk management objective and designating the derivative instrument as a fair value hedge or cash flow hedge, as applicable, or as a free-standing derivative instrument entered into as an economic hedge or to meet clients' needs. All transactions designated as ASC 815 hedges must be assessed at inception and on an ongoing basis as to the effectiveness of the derivative instrument in offsetting changes in fair value or cash flows of the hedged item. For a fair value hedge, changes in the fair value of the derivative instrument and changes in the fair value of the hedged asset or liability attributable to the hedged risk are recognized currently in earnings. For a cash flow hedge, changes in the fair value of the derivative instrument are recorded in accumulated other comprehensive income and subsequently reclassified to earnings as the hedged transaction impacts net income. For fair value hedges, the entire change in the fair value of the hedging instrument included in the assessment of effectiveness is recorded to the same financial statement line item (e.g., interest expense) used to present the earnings effect of the hedged item. For cash flow hedges, the entire fair value change of the hedging instrument that is included in the assessment of hedge effectiveness is initially recorded in other comprehensive income and later recycled into earnings as the hedged transaction(s) affect net income with the income statement effects recorded in the same financial statement line item used to present the earnings effect of the hedged item (e.g., interest income). For free-standing derivative instruments, changes in fair values are recognized currently in earnings. See Note 21 - Derivatives for additional information.

Cash flows from derivative contracts are reported as operating activities on the Consolidated Statements of Cash Flows.

Leases

At inception, all arrangements are evaluated to determine if they contain a lease, which is defined as a contract, or part of a contract, that conveys the right to control the use of identified property, plant, or equipment for a period of time in exchange for consideration. Control is deemed to exist when a lessor has granted and a lessee has received both the right to obtain substantially all of the economic benefits from use of the identified asset and the right to direct the use of the identified asset throughout the period of use.

Lessee

As a lessee, FHN recognizes lease (right-of-use) assets and lease liabilities for all leasing arrangements with lease terms that are greater than one year. The lease asset and lease liability are recognized at the present value of estimated future lease payments, including estimated renewal periods, with the discount rate reflecting a fully-collateralized rate matching the estimated lease term. Renewal options are included in the estimated lease term if they are considered reasonably certain of exercise. Periods covered by termination options are included in the lease term if it is reasonably certain they will not be exercised. Additionally, prepaid or accrued lease payments, lease incentives and initial direct costs related to lease arrangements are recognized within the right-of-use asset. Each lease is classified as a financing or operating lease which depends on the relationship of the lessee's rights to the economic value of the leased asset. For finance leases, interest on the lease liability is recognized separately from amortization of the right-of-use asset in earnings, resulting in higher expense in the earlier portion of the lease term. For operating leases, a single lease cost is calculated so that the cost of the lease is allocated over the lease term on a generally straight-line

basis. Substantially all of FHN's lessee arrangements are classified as operating leases. For leases with a term of 12 months or less, FHN does not recognize lease assets and lease liabilities and expense is generally recognized on a straight-line basis over the lease term.

Lease assumptions and classification are reassessed upon the occurrence of events that result in changes to the estimated lease term or consideration. Modifications to lease contracts are evaluated to determine 1) if a right to use an additional asset has been obtained, 2) if only the lease term and/or consideration have been revised, or 3) if a full or partial termination has occurred. If an additional right-of-use asset has been obtained, the modification is treated as a separate contract and its classification is evaluated as a new lease arrangement. If only the lease term or consideration are changed, the lease liability is revalued with an offset to the lease asset and the lease classification is re-assessed. If a modification results in a full or partial termination of the lease, the lease liability is revalued through earnings along with a proportionate reduction in the value of the related lease asset and subsequent expense recognition is similar to a new lease arrangement.

Lease assets are evaluated for impairment when triggering events occur, such as a change in management intent regarding the continued occupation of the leased space. If a lease asset is impaired, it is written down to the present value of estimated future cash flows and the prospective expense recognition for that lease follows the accelerated expense recognition methodology applicable to finance leases, even if it remains classified as an operating lease.

Sublease arrangements are accounted for consistent with the lessor accounting described below. Sublease arrangements are evaluated to determine if changes to estimates for the primary lease are warranted or if the sublease terms reflect impairment of the related lease asset.

Lease assets are recognized in other assets and lease liabilities are recognized in other liabilities in the Consolidated Balance Sheets. Since substantially all of its leasing arrangements relate to real estate, FHN records lease expense, and any related sublease income, within net occupancy expense in the Consolidated Statements of Income.

Lessor

As a lessor, FHN also evaluates its lease arrangements to determine whether a finance lease or an operating lease exists and utilizes the rate implicit in the lease arrangement as the discount rate to calculate the present value of future cash flows. Depending upon the terms of the individual agreements, finance leases represent either sales-type or direct financing leases, both of which require de-recognition of the asset being leased with offsetting recognition of a lease receivable that is evaluated for impairment similar to loans. Other than equipment leases entered into as part of commercial lease financing arrangements, all of FHN's lessor arrangements are considered operating leases.

Lease income for operating leases is recognized over the life of the lease, generally on a straight-line basis. Lease incentives and initial direct costs are capitalized and amortized over the estimated life of the lease. Lease income is not significant for any reporting periods and is classified as a reduction of net occupancy expense in the Consolidated Statements of Income.

Tax Credit Investments

Commencing in 2024 with the adoption of ASU 2023-02 (see discussion below), FHN has elected to apply the proportional amortization method ("PAM") to all qualifying equity investments generating low income housing tax credits, new markets tax credits and historic tax credits. Under the PAM, the initial cost of a qualifying equity investment is amortized in proportion to the tax credits and other tax benefits received and recognizes the net investment performance as a component of income tax expense. Prior to 2024, FHN's election to apply the PAM was limited by then-existing GAAP to qualifying equity investments generating low income housing tax credits. Prior to 2024, low income housing tax credit equity investments that did not qualify for the PAM, along with new markets tax credit equity investments and historic tax credit equity investments, were accounted for using the equity method.

FHN has elected to utilize the deferral method for investments that generate investment tax credits. This includes both renewable energy tax credit investments and historic tax credit equity investments that do not qualify for the proportional amortization method. Under this approach, the investment tax credits are recorded as an offset to the related investment on the balance sheet. Credit amounts are recognized in earnings over the life of the investment within the same income or expense accounts as used for the investment.

Advertising and Public Relations

Advertising and public relations costs are generally expensed as incurred.

Income Taxes

FHN accounts for income taxes using the asset and liability method pursuant to ASC 740, "Income Taxes," which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, FHN's deferred tax assets and liabilities are determined based on differences between financial statement carrying amounts and the corresponding tax basis of certain assets and liabilities using enacted tax rates in effect for the year in which the

differences are expected to reverse. The effect of a change in tax rates on DTAs and DTLs is recognized in income in the period that includes the enactment date.

Additionally, DTAs are subject to a "more likely than not" test to determine whether the full amount of the DTAs should be recognized in the financial statements. FHN evaluates the likelihood of realization of the DTA based on both positive and negative evidence available at the time, including (as appropriate) scheduled reversals of DTLs, projected future taxable income, tax planning strategies, and recent financial performance. If the "more likely than not" test is not met, a valuation allowance must be established against the DTA. In the event FHN determines that DTAs are realizable in the future in excess of their net recorded amount, FHN would make an adjustment to the valuation allowance, which would reduce income tax expense.

FHN records uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which 1) it is determined whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and 2) for those tax positions that meet the more-likely-than-not recognition threshold, the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority is recognized. FHN's ASC 740 policy is to recognize interest and penalties related to unrecognized tax benefits as a component of income tax expense. Accrued interest and penalties are included within the related tax asset or liability line in the Consolidated Balance Sheets.

FHN and its eligible subsidiaries are included in a consolidated federal income tax return. FHN files separate returns for subsidiaries that are not eligible to be included in a consolidated federal income tax return. Based on the laws of the applicable state where it conducts business operations, FHN either files consolidated, combined, or separate returns.

Earnings per Share

Earnings per share is computed by dividing net income or loss available to common shareholders by the weighted average number of common shares outstanding for each period. Diluted earnings per share in net income periods is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding adjusted to include the number of additional common shares that would have been outstanding if the potential dilutive common shares resulting from performance shares and units, restricted shares and units, and options granted under FHN's equity compensation plans and deferred compensation arrangements had been issued. FHN utilizes the treasury stock method in this calculation. Diluted earnings per share does not reflect an adjustment for potentially dilutive shares in periods in which a net loss available to common shareholders exists.

Equity Compensation

FHN accounts for its employee stock-based compensation plans using the grant date fair value of an award to determine the expense to be recognized over the life of the award. Stock options are valued using an option-pricing model, such as Black-Scholes. Restricted and performance shares and share units are valued at the stock price on the grant date. For awards with service vesting criteria, expense is recognized using the straight-line method over the requisite service period (generally the vesting period). Forfeitures are recognized when they occur. For awards vesting based on a performance measure, anticipated performance is projected to determine the number of awards expected to vest, and the corresponding aggregate expense is adjusted to reflect the elapsed portion of the performance period. If a performance period extends beyond the required service term, total expense is adjusted for changes in estimated achievement through the end of the performance period. Some performance awards include a total shareholder return modifier ("TSR Modifier") that operates after determination of the performance criteria, affecting only the quantity of awards issued if the minimum performance threshold is attained. The effect of the TSR Modifier is considered in the grant date fair value of the related performance awards. The fair value of equity awards with cash payout requirements, as well as awards for which fair value cannot be estimated at grant date, is remeasured each reporting period through vesting date. Performance awards with pre-grant date achievement criteria are expensed over the period from the start of the performance period through the end of the service vesting term. Awards are amortized using the nonsubstantive vesting methodology, which requires that expense associated with awards having only service vesting criteria that continue vesting after retirement be recognized over a period ending no later than an associate's retirement eligibility date.

Cash settled awards with payouts partially or fully based on changes in share price are accounted for as liability awards and are remeasured based on changes in their fair value until the end of the performance period. Compensation cost for each reporting period is based on the change in the fair value of the award within each reporting period adjusted for the portion of required service that occurred during the reporting period.

Repurchase and Foreclosure Provision

The repurchase and foreclosure provision is the charge to earnings necessary to maintain the liability at a level that reflects management's best estimate of losses associated with the repurchase of loans previously transferred in whole loans sales or securitizations or make-whole requests as of the balance sheet date. See Note 16 -

Contingencies and Other Disclosures for discussion related to FHN's obligations to repurchase such loans.

Legal Costs

Generally, legal costs are expensed as incurred. Costs related to equity issuances are netted against capital surplus. Costs related to debt issuances are included in debt issuance costs that are recorded within term borrowings. Costs related to equity issuances are recorded as a reduction of the proceeds from the related issuance.

Contingency Accruals

Contingent liabilities arise in the ordinary course of business, including those related to lawsuits, arbitration, mediation, and other forms of litigation. FHN establishes loss contingency liabilities for matters when loss is both probable and reasonably estimable in accordance with ASC 450-20-50, "Contingencies – Accruals for Loss Contingencies." If loss for a matter is probable and a range of possible loss outcomes is the best estimate available, accounting guidance generally requires a liability to be established at the low end of the range. Expected recoveries from insurance and indemnification arrangements are recognized if they are considered equally as probable and reasonably estimable as the related loss contingency up to the recognized amount of the estimated loss. Gain contingencies and expected recoveries from insurance and indemnification arrangements in excess of the associated recorded estimated losses are generally recognized when received. Recognized recoveries are recorded as offsets to the related expense in the Consolidated Statements of Income. The favorable resolution of a gain contingency generally results in the recognition of other income in the Consolidated Statements of Income. Contingencies assumed in business combinations are evaluated through the end of the one-year post-closing measurement period. If the acquisition-date fair value of the contingency can be determined during the measurement period, recognition occurs as part of the acquisition-date fair value of the acquired business. If the acquisition-date fair value of the contingency cannot be determined, but loss is considered probable as of the acquisition date and can be reasonably estimated within the measurement period, then the estimated amount is recorded within acquisition accounting. If the requirements for inclusion of the contingency as part of the acquisition are not met, subsequent recognition of the contingency is included in earnings.

Business Combinations

Assets and liabilities acquired in business combinations are generally recognized at their fair values as of the acquisition date, with the related transaction costs expensed in the period incurred. Specified items such as net investment in leases as lessor, acquired operating lease assets and liabilities as lessee, employee benefit plans and income-tax related balances are recognized in accordance with accounting guidance that results in measurements that may differ from fair value. FHN may record provisional amounts at the time of acquisition based on available information. The provisional valuation estimates may be adjusted for a period of up to one year ("measurement period") from the date of acquisition if new information is obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the measurement of the amounts recognized as of that date. Business combinations are included in the financial statements from the respective dates of acquisition. Adjustments recorded during the measurement period are recognized in the current reporting period.

The excess of purchase price over the valuation of specifically identified assets and liabilities is recorded as goodwill. In certain circumstances the net values of assets and liabilities acquired may exceed the purchase price, which is recognized within noninterest income as a purchase accounting gain.

Summary of Accounting Changes

ASU 2020-04, 2021-01, and 2022-06

In March 2020, the FASB issued ASU 2020-04, "Facilitation of the Effects of Reference Rate Reform on Financial Reporting" which provides several optional expedients and exceptions to ease the potential burden in accounting for (or recognizing the effects of) reference rate reform on financial reporting. The provisions of ASU 2020-04 primarily affect 1) contract modifications (e.g., loans, leases, debt, and derivatives) made in anticipation that a reference rate (e.g., LIBOR) will be discontinued and 2) the application of hedge accounting for existing relationships affected by those modifications. The provisions of ASU 2020-04 were effective upon release and apply only to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. Including the adoption of ASU 2022-06 (discussed below), the expedients and exceptions provided by ASU 2020-04 do not apply to contract modifications made and hedging relationships entered into or evaluated after December 31, 2024, except for hedging relationships existing as of December 31, 2024, that an entity has elected certain optional expedients for and that are retained through the end of the hedging relationship.

FHN identified contracts affected by reference rate reform, developed modification plans for those contracts and implemented those modifications before the last quotation of LIBOR on June 30, 2023. FHN elected to utilize the optional expedients and exceptions provided by ASU 2020-04 for contract modifications that immediately converted the reference rate within each contract. FHN also elected that revisions to contractual fallback provisions, including modifications in accordance with the provisions of Regulation ZZ, did not require evaluation for modification accounting. Additionally, FHN elected that the revisions to derivative contracts implemented by central clearinghouses to convert centrally cleared derivative contracts from LIBOR to SOFR plus an appropriate spread adjustment were not considered changes requiring assessment for modification accounting.

During the transition period, for cash flow hedges that reference 1-Month USD LIBOR, FHN applied expedients related to 1) the assumption of probability of cash flows when reference rates are changed on hedged items 2) avoiding dedesignation when critical terms (i.e., reference rates) change and 3) the allowed assumption of shared risk exposure for hedged items. Additionally, for its cash flow hedges that reference 1-Month Term SOFR, FHN applied expedients related to 1) the allowed assumption of shared risk exposure for hedged items and 2) multiple allowed assumptions of conformity between hedged items and the hedging instrument when assessing effectiveness. FHN continued to utilize these expedients and exceptions through the final cash flows affected by the quotation of LIBOR.

In accordance with the provisions of ASU 2020-04, effective immediately after the end of the transition period for its cash flow hedges (i.e., no more cash flows were affected by LIBOR), FHN elected that the cessation of effectiveness assessments under the transition guidance and subsequent initiation of hedge effectiveness assessments under ASC 815 did not require dedesignation of the hedge relationships.

In December 2022, the FASB issued ASU 2022-06, "Deferral of the Sunset Date of Topic 848" which extends the transition window for ASU 2020-04 from December 31, 2022 to December 31, 2024, consistent with key USD LIBOR tenors continuing to be published through June 30, 2023.

In January 2021, the FASB issued ASU 2021-01, "Scope" to expand the scope of ASU 2020-04 to apply to certain contract modifications that were implemented in October 2020 by derivative clearinghouses for the use of the Secured Overnight Funding Rate ("SOFR") in discounting, margining and price alignment for centrally cleared derivatives, including derivatives utilized in hedging relationships. ASU 2021-01 also applies to derivative contracts affected by the change in discounting convention regardless of whether they are centrally cleared (i.e., bilateral contracts can also be modified) and regardless of whether they reference LIBOR. ASU 2021-01 was effective immediately upon issuance with retroactive application permitted. FHN elected to retroactively apply the provisions of ASU 2021-01 because FHN's centrally cleared derivatives were affected by the change in discounting convention and because FHN has other bilateral derivative contracts that may be modified to conform to the use of SOFR for discounting. Adoption did not have a significant effect on FHN's reported financial condition or results of operations.

All applicable asset, liability and equity instruments had transitioned from LIBOR by the end of 2024.

ASU 2023-02

In March 2023, the FASB issued ASU 2023-02, "Accounting for Investments in Tax Credit Structures Using the Proportional Amortization Method" which permits investors to elect to account for their tax equity investments, regardless of the tax credit program from which the income tax credits are received, using the proportional amortization method if certain conditions are met. The proportional amortization method results in the cost of the investment being amortized in proportion to the income tax credits and other income tax benefits received, with the amortization of the investment and the income tax credits being presented net in the income statement as a component of income tax provision (benefit). Prior to ASU 2023-02, the proportional amortization method was only available to qualifying low income housing equity investments. An investor is required to make an accounting policy election to apply the proportional amortization method on a tax-credit-program-by-tax-credit-program basis. An investor that applies the proportional amortization method to qualifying tax equity investments must account for the receipt of the investment tax credits using the flow-through method, even if the entity applies the deferral method for other investment tax credits received. ASU 2023-02 also requires specific disclosures that must be applied to all investments that generate income tax credits and other income tax benefits from a tax credit program for which the entity has elected to apply the proportional amortization method.

ASU 2023-02 was effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Adoption of ASU 2023-02 is applied on either a modified retrospective (cumulative catch up) or a retrospective (restatement of prior years) basis. FHN has assessed the applicability of ASU 2023-02 to its tax credit program equity investments, determined that its New Markets Tax Credit and Historic Tax Credit programs qualified, and made the proportional method election for them. The use of the proportional amortization method continued for FHN's Low Income Housing Tax Credits program. Upon adoption of ASU 2023-02, FHN recognized a cumulative effect adjustment that increased retained earnings by $8 million, net of tax, on January 1, 2024.

The adoption of ASU 2023-02 resulted in a revision to FHN's accounting policy for equity investments in tax credit programs. After adoption, FHN's election to utilize the deferral method for investments that generate Investment Tax Credits is made subsequent to the determination of whether a tax credit program will apply the proportional amortization method.

ASU 2023-07

In November 2023, the FASB issued ASU 2023-07, "Improvements to Reportable Segment Disclosures" that requires public entities to provide disclosures of significant segment expenses and other segment items on an annual and interim basis and to provide in interim periods all disclosures about a reportable segment's profit or loss and assets that are currently required annually. The ASU requires a public entity to disclose, for each reportable segment, the significant expense categories and amounts that are regularly provided to the chief operating decision-maker ("CODM") and included in each reported measure of a segment's profit or loss. ASU 2023-07 also requires disclosure of the title and position of the CODM and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources.

ASU 2023-07 was effective for fiscal years beginning after December 15, 2023 and for interim periods beginning after December 15, 2024. FHN adopted ASU 2023-07 as of December 31, 2024 and its requirements have been applied retrospectively to all periods presented in Note 19 — Business Segment Information.

Accounting Changes Issued But Not Currently Effective

ASU 2023-09

In December 2023, the FASB issued ASU 2023-09, "Improvements to Income Tax Disclosures" to enhance transparency and decision usefulness of income tax disclosures. The provisions of this ASU require disaggregated information about a reporting entity's effective tax rate reconciliation in both percentages and reporting currency amounts. Certain categories of reconciling items are required by the ASU with additional categories required if a specified quantitative threshold is met. Reporting entities are also required to provide a qualitative discussion of the primary state and local jurisdictions for income taxes and the type of reconciling categories. ASU 2023-09 also requires disaggregation of income taxes paid by jurisdiction.

For public business entities, ASU 2023-09 is effective for annual periods beginning after December 31, 2024. The guidance will be applied on a prospective basis with the option to apply the standard retrospectively. Early adoption is permitted. FHN is currently assessing the impact of adopting ASU 2023-09 on its income tax disclosures.

ASU 2024-03

In November 2024, the FASB issued ASU 2024-03, "Disaggregation of Income Statement Expenses" that requires tabular disclosure, on an annual and interim basis, of additional disaggregated information about prescribed expense categories if they are present in any expense caption on the face of the income statement within continuing operations. The prescribed categories applicable to FHN are employee compensation, depreciation, and intangible asset amortization. Other required expense disclosures must be included in the tabular disclosure when they are included in the same income statement caption as a prescribed expense category. ASU 2024-03 also requires disclosure of the total amount of selling expenses and, annually, an entity's definition of selling expenses.

ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and for interim periods beginning after December 15, 2027. The guidance is required to be applied prospectively. Early adoption and retrospective application are permitted. FHN is currently assessing the effects of adopting ASU 2024-03 on its financial statement disclosures.

SEC Final Rule

In March 2024, the SEC adopted final rules, "The Enhancement and Standardization of Climate-Related Disclosures for Investors" (the "Climate Disclosures Rules") to require registrants to disclose certain climate-related information in registration statements and annual reports. Information required for inclusion within the footnotes to the financial statements for severe weather events and other natural conditions includes 1) income statement effects before insurance recoveries above 1% of pre-tax income/loss, 2) balance sheet effects above 1% of shareholders' equity, and 3) certain carbon offsets and renewable energy credits. Qualitative discussion is also required for material impacts on financial estimates and assumptions that are due to severe weather events and other natural conditions or disclosed climate-related targets or transition plans.

In April 2024, the SEC issued a stay of the Climate Disclosures Rules pending the completion of judicial review of various legal challenges. Therefore, the actual timing of the implementation of the Climate Disclosure Rules, if sustained through the judicial process and not withdrawn by the SEC, is uncertain. FHN is assessing the potential effects of the Climate Disclosure Rules on its financial statements.

Note 2—Investment Securities

The following table summarizes FHN's investment securities as of December 31, 2024 and 2023.

Table 8.2.1

INVESTMENT SECURITIES AT DECEMBER 31, 2024

(Dollars in millions)	December 31, 2024			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities available for sale:				
Government agency issued MBS	$ 4,223	$ 1	$ (522)	$ 3,702
Government agency issued CMO	3,079	—	(312)	2,767
Other U.S. government agencies	1,234	—	(161)	1,073
States and municipalities	394	—	(40)	354
Total securities available for sale (a)	$ 8,930	$ 1	$ (1,035)	$ 7,896
Securities held to maturity:				
Government agency issued MBS	$ 804	$ —	$ (109)	$ 695
Government agency issued CMO	466	—	(78)	388
Total securities held to maturity	$ 1,270	$ —	$ (187)	$ 1,083

(a) Includes $6.9 billion of securities available for sale and $1.3 billion of securities held to maturity pledged to secure public deposits, securities sold under agreements to repurchase, and for other purposes.

INVESTMENT SECURITIES AT DECEMBER 31, 2023

(Dollars in millions)	December 31, 2023			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities available for sale:				
Government agency issued MBS	$ 5,061	$ 2	$ (579)	$ 4,484
Government agency issued CMO	2,487	—	(341)	2,146
Other U.S. government agencies	1,321	2	(151)	1,172
States and municipalities	627	3	(41)	589
Total securities available for sale (a)	$ 9,496	$ 7	$ (1,112)	$ 8,391
Securities held to maturity:				
Government agency issued MBS	$ 852	$ —	$ (96)	$ 756
Government agency issued CMO	471	—	(66)	405
Total securities held to maturity	$ 1,323	$ —	$ (162)	$ 1,161

(a) Includes $7.6 billion of securities available for sale and $1.3 billion of securities held to maturity pledged to secure public deposits, securities sold under agreements to repurchase, and for other purposes.

The amortized cost and fair value by contractual maturity for the debt securities portfolio as of December 31, 2024 is provided below.

Table 8.2.2

DEBT SECURITIES PORTFOLIO MATURITIES

(Dollars in millions)	Held to Maturity Amortized Cost	Held to Maturity Fair Value	Available for Sale Amortized Cost	Available for Sale Fair Value
Within 1 year	$ —	$ —	$ 24	$ 24
After 1 year through 5 years	—	—	76	71
After 5 years through 10 years	—	—	270	241
After 10 years	—	—	1,258	1,091
Subtotal	—	—	1,628	1,427
Government agency issued MBS and CMO (a)	1,270	1,083	7,302	6,469
Total	$ 1,270	$ 1,083	$ 8,930	$ 7,896

(a) Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

During the fourth quarter of 2024, as part of an opportunistic restructuring of a portion of the securities portfolio, FHN sold $1.2 billion of AFS securities, which resulted in realized losses of $91 million for the year ended December 31, 2024. There were no sales of AFS securities for the years ended December 31, 2023 and 2022.

The following tables provide information on investments within the available-for-sale portfolio that had unrealized losses as of December 31, 2024 and 2023.

Table 8.2.3

AFS INVESTMENT SECURITIES WITH UNREALIZED LOSSES

(Dollars in millions)	As of December 31, 2024 Less than 12 months Fair Value	Less than 12 months Unrealized Losses	12 months or longer Fair Value	12 months or longer Unrealized Losses	Total Fair Value	Total Unrealized Losses
Government agency issued MBS	$ 663	$ (9)	$ 2,992	$ (513)	$ 3,655	$ (522)
Government agency issued CMO	675	(2)	1,744	(310)	2,419	(312)
Other U.S. government agencies	210	(6)	863	(155)	1,073	(161)
States and municipalities	66	(1)	256	(39)	322	(40)
Total	$ 1,614	$ (18)	$ 5,855	$ (1,017)	$ 7,469	$ (1,035)

(Dollars in millions)	As of December 31, 2023 Less than 12 months Fair Value	Less than 12 months Unrealized Losses	12 months or longer Fair Value	12 months or longer Unrealized Losses	Total Fair Value	Total Unrealized Losses
Government agency issued MBS	$ 140	$ (2)	$ 4,231	$ (577)	$ 4,371	$ (579)
Government agency issued CMO	32	—	2,098	(341)	2,130	(341)
Other U.S. government agencies	114	(2)	905	(149)	1,019	(151)
States and municipalities	14	—	465	(41)	479	(41)
Total	$ 300	$ (4)	$ 7,699	$ (1,108)	$ 7,999	$ (1,112)

FHN has evaluated all AFS debt securities that were in unrealized loss positions in accordance with its accounting policy for recognition of credit losses. No AFS debt securities were determined to have credit losses. Total AIR not included in the fair value or amortized cost basis of AFS debt securities was $29 million and $32 million as of December 31, 2024 and 2023. Consistent with FHN's review of the related securities, there were no credit-related write downs of AIR for AFS debt securities during the reporting periods. Additionally, for AFS debt securities with unrealized losses, FHN does not intend to sell them and it is more likely than not that FHN will not be required to sell them prior to recovery. Therefore, no write downs of these investments to fair value occurred during the reporting periods. There were no transfers to or from AFS or HTM securities during the years ended December 31, 2024, 2023, or 2022.

For HTM securities, an allowance for credit losses is required to absorb estimated lifetime credit losses. Total AIR not included in the fair value or amortized cost basis of HTM debt securities was $3 million as of both December 31, 2024 and 2023. FHN has assessed the risk of credit loss and has determined that no allowance for credit losses for HTM securities was necessary as of December 31, 2024 and 2023. The evaluation of credit risk includes consideration of third-party and government

guarantees (both explicit and implicit), senior or subordinated status, credit ratings of the issuer, the effects of interest rate changes since purchase and observable market information such as issuer-specific credit spreads.

The carrying amount of equity investments without a readily determinable fair value was $96 million and $89 million as of December 31, 2024 and 2023, respectively. The year-to-date 2024 gross amounts of upward and downward valuation adjustments were not significant. The year-to-date 2023 gross amounts of upward and downward valuation adjustments included a $6 million loss.

Unrealized gains of $11 million were recognized during 2024 and 2023 and unrealized losses of $11 million were recognized during 2022 for equity investments with readily determinable fair values.

Note 3—Loans and Leases

The loans and leases portfolio is disaggregated into portfolio segments and then further disaggregated into classes for certain disclosures. GAAP defines a portfolio segment as the level at which an entity develops and documents a systematic method for determining its allowance for credit losses. A class is generally a disaggregation of a portfolio segment and is generally determined based on risk characteristics of the loan and FHN's method for monitoring and assessing credit risk and performance. FHN's loan and lease portfolio segments are commercial and consumer. The classes of loans and leases are: (1) commercial, financial, and industrial, which

includes commercial and industrial loans and leases and loans to mortgage companies, (2) commercial real estate, (3) consumer real estate, which includes both real estate installment and home equity lines of credit, and (4) credit card and other.

The following table provides the amortized cost basis of loans and leases by portfolio segment and class as of December 31, 2024 and 2023, excluding accrued interest of $271 million and $287 million, respectively, which is included in other assets in the Consolidated Balance Sheets.

Table 8.3.1

LOANS AND LEASES BY PORTFOLIO SEGMENT

	December 31,	
(Dollars in millions)	**2024**	2023
Commercial:		
Commercial and industrial (a) (b)	$ **29,957**	$ 30,609
Loans to mortgage companies	**3,471**	2,024
Total commercial, financial, and industrial	**33,428**	32,633
Commercial real estate	**14,421**	14,216
Consumer:		
HELOC	**2,092**	2,219
Real estate installment loans	**11,955**	11,431
Total consumer real estate	**14,047**	13,650
Credit card and other (c)	**669**	793
Loans and leases	$ **62,565**	$ 61,292
Allowance for loan and lease losses	**(815)**	(773)
Net loans and leases	$ **61,750**	$ 60,519

(a) Includes equipment financing leases of $1.4 billion and $1.2 billion as of December 31, 2024 and 2023, respectively.

(b) Includes PPP loans fully guaranteed by the SBA of $12 million and $29 million as of December 31, 2024 and 2023, respectively.

(c) Includes $174 million and $180 million of commercial credit card balances as of December 31, 2024 and 2023, respectively.

Restrictions

Loans and leases with carrying values of $45.8 billion and $46.1 billion were pledged as collateral for borrowings as of December 31, 2024 and 2023, respectively.

Concentrations of Credit Risk

Most of FHN's business activity is with clients located in the southern United States. FHN's lending activity is concentrated in its market areas within those states. As of December 31, 2024, FHN had loans to mortgage companies of $3.5 billion and loans to finance and insurance companies of $3.7 billion. As a result, 21% of the C&I portfolio is sensitive to impacts on the financial services industry.

Credit Quality Indicators

FHN employs a dual grade commercial risk grading methodology to assign an estimate for the probability of default and the loss given default for each commercial

loan using factors specific to various industry, portfolio, or product segments that result in a rank ordering of risk and the assignment of grades PD 1 to PD 16. This credit grading system is intended to identify and measure the credit quality of the loan and lease portfolio by analyzing the migration between grading categories. It is also integral to the estimation methodology utilized in determining the ALLL since an allowance is established for pools of commercial loans based on the credit grade assigned. Each PD grade corresponds to an estimated one-year default probability percentage. PD grades are continually evaluated but require a formal scorecard annually.

PD 1 through PD 12 are "pass" grades. PD grades 13-16 correspond to the regulatory-defined categories of special mention (13), substandard (14), doubtful (15), and loss (16). Special mention commercial loans and leases have potential weaknesses that, if left uncorrected, may result in deterioration of FHN's credit position at some future date. Substandard commercial loans and leases have well-defined weaknesses and are characterized by the distinct possibility that FHN will sustain some loss if the deficiencies are not corrected. Doubtful commercial loans and leases have the same weaknesses as substandard loans and leases with the added characteristics that the

probability of loss is high and collection of the full amount is improbable.

The following table provides the amortized cost basis of the commercial loan portfolio by year of origination and credit quality indicator as of December 31, 2024 and 2023.

Table 8.3.2

C&I PORTFOLIO

						December 31, 2024					
(Dollars in millions)	2024	2023	2022	2021	2020	Prior to 2020	LMC (a)	Revolving Loans	Revolving Loans Converted to Term Loans	Total
Credit Quality Indicator:										
Pass (PD grades 1 through 12) (b)	$ 5,590	$ 2,607	$ 3,649	$ 2,336	$ 1,055	$ 3,853	$ 3,471	$ 8,784	$ 248	$ 31,593
Special Mention (PD grade 13)	106	27	78	47	33	57	—	279	2	629
Substandard, Doubtful, or Loss (PD grades 14,15, and 16)	84	184	113	179	33	169	—	383	61	1,206
Total C&I loans	$ 5,780	$ 2,818	$ 3,840	$ 2,562	$ 1,121	$ 4,079	$ 3,471	$ 9,446	$ 311	$ 33,428

						December 31, 2023					
(Dollars in millions)	2023	2022	2021	2020	2019	Prior to 2019	LMC (a)	Revolving Loans	Revolving Loans Converted to Term Loans	Total
Credit Quality Indicator:										
Pass (PD grades 1 through 12) (b)	$ 4,008	$ 5,637	$ 3,506	$ 1,636	$ 1,665	$ 3,448	$ 2,019	$ 9,087	$ 327	$ 31,333
Special Mention (PD grade 13)	75	60	64	56	101	57	—	186	—	599
Substandard, Doubtful, or Loss (PD grades 14,15, and 16)	41	135	94	51	39	100	5	187	49	701
Total C&I loans	$ 4,124	$ 5,832	$ 3,664	$ 1,743	$ 1,805	$ 3,605	$ 2,024	$ 9,460	$ 376	$ 32,633

(a) LMC includes non-revolving commercial lines of credit to qualified mortgage companies primarily for the temporary warehousing of eligible mortgage loans prior to the borrower's sale of those mortgage loans to third party investors. The loans are of short duration with maturities of less than one year.

(b) Balance includes PPP loans.

Table 8.3.3

CRE PORTFOLIO

						December 31, 2024				
(Dollars in millions)	2024	2023	2022	2021	2020	Prior to 2020	Revolving Loans	Revolving Loans Converted to Term Loans	Total
Credit Quality Indicator:									
Pass (PD grades 1 through 12)	$ 694	$ 1,296	$ 3,282	$ 2,778	$ 894	$ 3,281	$ 340	$ 47	$ 12,612
Special Mention (PD grade 13)	—	42	280	198	37	130	—	1	688
Substandard, Doubtful, or Loss (PD grades 14,15, and 16)	3	31	251	278	116	436	6	—	1,121
Total CRE loans	$ 697	$ 1,369	$ 3,813	$ 3,254	$ 1,047	$ 3,847	$ 346	$ 48	$ 14,421

| | December 31, 2023 | | | | | | | | |
(Dollars in millions)	2023	2022	2021	2020	2019	Prior to 2019	Revolving Loans	Revolving Loans Converted to Term Loans	Total
Credit Quality Indicator:									
Pass (PD grades 1 through 12)	$ 853	$ 3,473	$ 3,518	$ 1,162	$ 1,216	$ 2,853	$ 393	$ 18	$ 13,486
Special Mention (PD grade 13)	5	1	129	86	175	82	—	—	478
Substandard, Doubtful, or Loss (PD grades 14,15, and 16)	—	2	5	11	175	59	—	—	252
Total CRE loans	$ 858	$ 3,476	$ 3,652	$ 1,259	$ 1,566	$ 2,994	$ 393	$ 18	$ 14,216

The consumer portfolio is comprised primarily of smaller-balance loans which are very similar in nature in that most are standard products and are backed by residential real estate. Because of the similarities of consumer loan types, FHN is able to utilize the FICO score, among other attributes, to assess the credit quality of consumer borrowers. FICO scores are refreshed on a quarterly basis in an attempt to reflect the recent risk profile of the borrowers. Accruing delinquency amounts are indicators of asset quality within the credit card and other consumer portfolio.

The following table reflects the amortized cost basis by year of origination and refreshed FICO scores for consumer real estate loans as of December 31, 2024 and 2023. Within consumer real estate, classes include HELOC and real estate installment loans. HELOCs are loans which during their draw period are classified as revolving loans. Once the draw period ends and the loan enters its repayment period, the loan converts to a term loan and is classified as a revolving loan converted to a term loan. All loans classified in the following table as revolving loans or revolving loans converted to term loans are HELOCs. Real estate installment loans are originated as fixed term loans and are classified below in their vintage year. All loans in the following tables classified in a vintage year are real estate installment loans.

Table 8.3.4

CONSUMER REAL ESTATE PORTFOLIO

| | December 31, 2024 | | | | | | | | |
(Dollars in millions)	2024	2023	2022	2021	2020	Prior to 2020	Revolving Loans	Revolving Loans Converted to Term Loans	Total
FICO score 740 or greater	$ 1,045	$ 1,493	$ 2,009	$ 1,592	$ 675	$ 1,554	$ 1,430	$ 56	$ 9,854
FICO score 720-739	149	197	270	213	99	271	175	17	1,391
FICO score 700-719	98	140	217	175	72	242	150	18	1,112
FICO score 660-699	133	160	183	100	75	294	146	25	1,116
FICO score 620-659	11	10	17	21	20	122	30	9	240
FICO score less than 620	18	22	19	18	18	203	25	11	334
Total consumer real estate loans	$ 1,454	$ 2,022	$ 2,715	$ 2,119	$ 959	$ 2,686	$ 1,956	$ 136	$ 14,047

December 31, 2023

(Dollars in millions)	2023	2022	2021	2020	2019	Prior to 2019	Revolving Loans	Revolving Loans Converted to Term Loans	Total
FICO score 740 or greater	$ 1,572	$ 2,099	$ 1,720	$ 730	$ 465	$ 1,332	$ 1,522	$ 50	$ 9,490
FICO score 720-739	205	286	227	107	88	230	192	15	1,350
FICO score 700-719	154	232	193	81	52	224	159	17	1,112
FICO score 660-699	170	198	113	83	53	290	168	18	1,093
FICO score 620-659	11	20	23	22	36	106	36	7	261
FICO score less than 620	18	19	15	20	12	225	24	11	344
Total consumer real estate loans	$ 2,130	$ 2,854	$ 2,291	$ 1,043	$ 706	$ 2,407	$ 2,101	$ 118	$ 13,650

The following table reflects the amortized cost basis by year of origination and refreshed FICO scores for credit card and other loans as of December 31, 2024 and 2023.

Table 8.3.5

CREDIT CARD & OTHER PORTFOLIO

December 31, 2024

(Dollars in millions)	2024	2023	2022	2021	2020	Prior to 2020	Revolving Loans	Revolving Loans Converted to Term Loans	Total
FICO score 740 or greater	$ 21	$ 22	$ 10	$ 4	$ 2	$ 19	$ 197	$ 8	$ 283
FICO score 720-739	7	3	1	1	—	3	20	2	37
FICO score 700-719	1	2	2	—	—	2	14	—	21
FICO score 660-699	1	2	1	—	—	3	15	4	26
FICO score 620-659	2	1	—	—	—	1	9	—	13
FICO score less than 620	8	8	5	4	4	78	181	1	289
Total credit card and other loans	$ 40	$ 38	$ 19	$ 9	$ 6	$ 106	$ 436	$ 15	$ 669

December 31, 2023

(Dollars in millions)	2023	2022	2021	2020	2019	Prior to 2019	Revolving Loans	Revolving Loans Converted to Term Loans	Total
FICO score 740 or greater	$ 52	$ 26	$ 10	$ 5	$ 3	$ 27	$ 207	$ 5	$ 335
FICO score 720-739	5	3	1	1	1	5	24	1	41
FICO score 700-719	5	4	1	1	1	4	25	1	42
FICO score 660-699	4	3	1	1	1	8	23	—	41
FICO score 620-659	2	1	1	—	—	3	7	—	14
FICO score less than 620	12	9	6	8	13	103	168	1	320
Total credit card and other loans	$ 80	$ 46	$ 20	$ 16	$ 19	$ 150	$ 454	$ 8	$ 793

Nonaccrual and Past Due Loans and Leases

Loans and leases are placed on nonaccrual if it becomes evident that full collection of principal and interest is at risk, impairment has been recognized as a partial charge-off of principal balance due to insufficient collateral value and past due status, or on a case-by-case basis if FHN continues to receive payments but there are other borrower-specific issues. Included in nonaccrual are loans for which FHN continues to receive payments including

residential real estate loans where the borrower has been discharged of personal obligation through bankruptcy.

Past due loans are loans contractually past due as to interest or principal payments, but which have not yet been put on nonaccrual status.

The following table reflects accruing and non-accruing loans and leases by class on December 31, 2024 and 2023.

Table 8.3.6

ACCRUING & NON-ACCRUING LOANS & LEASES

| | December 31, 2024 | | | | | | | | |
| | Accruing | | | | Non-Accruing | | | | |
(Dollars in millions)	Current	30-89 Days Past Due	90+ Days Past Due	Total Accruing	Current	30-89 Days Past Due	90+ Days Past Due	Total Non-Accruing	Total Loans and Leases
Commercial, financial, and industrial:									
C&I (a)	$ 29,751	$ 32	$ 1	$ 29,784	$ 101	$ 26	$ 46	$ 173	$ 29,957
Loans to mortgage companies	3,471	—	—	3,471	—	—	—	—	3,471
Total commercial, financial, and industrial	33,222	32	1	33,255	101	26	46	173	33,428
Commercial real estate:									
CRE (b)	14,124	3	—	14,127	221	10	63	294	14,421
Consumer real estate:									
HELOC (c)	2,045	11	2	2,058	19	4	11	34	2,092
Real estate installment loans (d)	11,800	39	17	11,856	31	10	58	99	11,955
Total consumer real estate	13,845	50	19	13,914	50	14	69	133	14,047
Credit card and other:									
Credit card	262	2	1	265	—	—	—	—	265
Other	400	2	—	402	—	1	1	2	404
Total credit card and other	662	4	1	667	—	1	1	2	669
Total loans and leases	$ 61,853	$ 89	$ 21	$ 61,963	$ 372	$ 51	$ 179	$ 602	$ 62,565

| | December 31, 2023 | | | | | | | | |
| | Accruing | | | | Non-Accruing | | | | |
(Dollars in millions)	Current	30-89 Days Past Due	90+ Days Past Due	Total Accruing	Current	30-89 Days Past Due	90+ Days Past Due	Total Non-Accruing	Total Loans and Leases
Commercial, financial, and industrial:									
C&I (a)	$ 30,398	$ 31	$ 1	$ 30,430	$ 108	$ 18	$ 53	$ 179	$ 30,609
Loans to mortgage companies	2,018	1	—	2,019	5	—	—	5	2,024
Total commercial, financial, and industrial	32,416	32	1	32,449	113	18	53	184	32,633
Commercial real estate:									
CRE (b)	14,072	8	—	14,080	41	—	95	136	14,216
Consumer real estate:									
HELOC (c)	2,158	11	4	2,173	30	6	10	46	2,219
Real estate installment loans (d)	11,295	29	13	11,337	43	6	45	94	11,431
Total consumer real estate	13,453	40	17	13,510	73	12	55	140	13,650
Credit card and other:									
Credit card	271	3	3	277	—	—	—	—	277
Other	512	2	—	514	1	—	1	2	516
Total credit card and other	783	5	3	791	1	—	1	2	793
Total loans and leases	$ 60,724	$ 85	$ 21	$ 60,830	$ 228	$ 30	$ 204	$ 462	$ 61,292

(a) $172 million and $178 million of C&I loans are nonaccrual loans that have been specifically reviewed for impairment with no related allowance in 2024 and 2023, respectively.

(b) $287 million and $129 million of CRE loans are nonaccrual loans that have been specifically reviewed for impairment with no related allowance for 2024 and 2023, respectively.

(c) $3 million and $4 million of HELOC loans are nonaccrual loans that have been specifically reviewed for impairment with no related allowance for 2024 and 2023, respectively.

(d) $9 million and $10 million of real estate installment loans are nonaccrual loans that have been specifically reviewed for impairment with no related allowance for 2024 and 2023, respectively.

Collateral-Dependent Loans

Collateral-dependent loans are defined as loans for which repayment is expected to be derived substantially through the operation or sale of the collateral and where the borrower is experiencing financial difficulty. At a minimum, the estimated value of the collateral for each loan equals the current book value.

As of December 31, 2024 and 2023, FHN had commercial loans with amortized cost of approximately $352 million and $250 million, respectively, that were based on the value of underlying collateral. Collateral-dependent C&I and CRE loans totaled $109 million and $243 million, respectively, as of December 31, 2024. The collateral for these loans generally consists of business assets including land, buildings, equipment and financial assets. During the years ended December 31, 2024 and 2023, FHN recognized total charge-offs of approximately $75 million and $144 million, respectively, on these loans related to reductions in estimated collateral values.

Consumer HELOC and real estate installment loans with amortized cost based on the value of underlying real estate collateral were approximately $6 million and $36 million, respectively, as of December 31, 2024, and $6 million and $27 million, respectively, as of December 31, 2023. Charge-offs were $2 million and $1 million for collateral-dependent consumer loans during the years ended December 31, 2024 and 2023, respectively.

Loan Modifications to Troubled Borrowers

As part of FHN's ongoing risk management practices, FHN attempts to work with borrowers when necessary to extend or modify loan terms to better align with their current ability to repay. Modifications could include extension of the maturity date, reductions of the interest rate, reduction or forgiveness of accrued interest, or principal forgiveness. Combinations of these modifications may also be made for individual loans. Extensions and modifications to loans are made in accordance with internal policies and guidelines which conform to regulatory guidance. Principal reductions may be made in limited circumstances, typically for specific commercial loan workouts, and in the event of borrower bankruptcy. Each occurrence is unique to the borrower and is evaluated separately.

Troubled loans are considered those in which the borrower is experiencing financial difficulty. The assessment of whether a borrower is experiencing financial difficulty can be subjective in nature and management's judgment may be required in making this determination. FHN may determine that a borrower is experiencing financial difficulty if the borrower is currently in default on any of its debt, or if it is probable that a borrower may default in the foreseeable future absent a modification. Many aspects of a borrower's financial situation are assessed when determining whether they are experiencing financial difficulty.

Troubled commercial loans are typically modified through forbearance agreements which could include reduced interest rates, reduced payments, term extension, or entering into short sale agreements. Principal reductions may occur in specific circumstances.

Modifications for troubled consumer loans are generally structured using parameters of U.S. government-sponsored programs. For HELOC and real estate installment loans, troubled loans are typically modified by an interest rate reduction and a possible maturity date extension to reach an affordable housing debt-to-income ratio. Despite the absence of a loan modification by FHN, the discharge of personal liability through bankruptcy proceedings is considered a court-imposed modification.

For the credit card portfolio, troubled loan modifications are typically enacted through either a short-term credit card hardship program or a longer-term credit card workout program. In the credit card hardship program, borrowers may be granted rate and payment reductions for six months to one year. In the credit card workout program, borrowers are granted a rate reduction to 0% and a term extension for up to five years.

Modifications to Borrowers Experiencing Financial Difficulty

The following tables present the amortized cost basis at the end of the reporting period of loans modified to borrowers experiencing financial difficulty, disaggregated by class of financing receivable and type of modification made, as well as the financial effect of the modifications made as of December 31, 2024.

Table 8.3.7

LOAN MODIFICATIONS TO BORROWERS EXPERIENCING FINANCIAL DIFFICULTY

Interest Rate Reduction

(Dollars in millions)	December 31, 2024			December 31, 2023		
	Balance	**% of Total Class**	**Financial Effect**	Balance	% of Total Class	Financial Effect
Consumer real estate (a)	$ —	— %	Reduced weighted-average contractual interest rate from 10.70% to 6.75%	$ 2	— %	Reduced weighted-average contractual interest rate from 8.60% to 5.00%
Credit card and other (a)	—	—	Reduced weighted-average contractual interest rate from 4.63% to 3.98%	—	—	Reduced weighted-average contractual interest rate from 11.20% to 0.00%
Total	$ —	— %		$ 2	— %	

Term Extension

(Dollars in millions)	December 31, 2024			December 31, 2023		
	Balance	**% of Total Class**	**Financial Effect**	Balance	% of Total Class	Financial Effect
C&I	$ 132	0.4 %	Added a weighted-average 1.3 years to the life of loans, which reduced monthly payment amounts for the borrowers	$ 90	0.3 %	Added a weighted-average 1 year to the life of loans, which reduced monthly payment amounts for the borrowers
CRE	180	1.2	Added a weighted-average 1.3 years to the life of loans, which reduced monthly payment amounts for the borrowers	40	0.3	Added a weighted-average 0.8 year to the life of loans, which reduced monthly payment amounts for the borrowers
Consumer real estate (a)	—	—	Added a weighted-average 24.4 years to the life of loans, which reduced monthly payment amounts for the borrowers	2	—	Added a weighted-average 12 years to the life of loans, which reduced monthly payment amounts for the borrowers
Total	$ 312	0.5 %		$ 132	0.2 %	

Principal Forgiveness

(Dollars in millions)	December 31, 2024			December 31, 2023		
	Balance	**% of Total Class**	**Financial Effect**	Balance	% of Total Class	**Financial Effect**
Consumer real estate (a)	$ —	— %	Less than $1 million of the principal of consumer loans was legally discharged in bankruptcy during the period and the borrowers have not re-affirmed the debt as of period end	$ 2	— %	$1.3 million of the principal of consumer loans was legally discharged in bankruptcy during the period and the borrowers have not re-affirmed the debt as of period end
Total	$ —	— %		$ 2	— %	

Payment Deferrals

(Dollars in millions)	December 31, 2024			December 31, 2023		
	Balance	**% of Total Class**	**Financial Effect**	Balance	% of Total Class	**Financial Effect**
Consumer real estate	$ —	— %	N/A	$ 3	— %	Payment deferral for 11 months, with a balloon payment at the end of the term
Total	$ —	— %		$ 3	— %	

(a) Balance less than $1 million

NOTE 3—LOANS & LEASES

	Combination - Term Extension and Interest Rate Reduction					
	December 31, 2024			December 31, 2023		
(Dollars in millions)	**Balance**	**% of Total Class**	**Financial Effect**	Balance	% of Total Class	Financial Effect
C&I (a)	$ 8	— %	Added a weighted-average 1 year to the life of loans and reduced weighted-average contractual interest rate from 8.00% to 7.50%	$ —	— %	Added a weighted-average 1.2 years to the life of loans and reduced weighted-average contractual interest rate from 13.00% to 11.50%
CRE	61	0.4	Added a weighted-average 2 years to the life of loans and reduced weighted-average contractual interest rate from 7.01% to 6.66%	—	—	N/A
Consumer real estate	3	—	Added a weighted-average 11 years to the life of loans and reduced weighted-average contractual interest rate from 8.72% to 4.09%	6	—	Added a weighted-average 14.3 years to the life of loans and reduced weighted-average contractual interest rate from 5.00% to 4.70%
Total	$ 72	0.1 %		$ 6	— %	

	Combination - Term Extension, Interest Rate Reduction, and Interest Forgiveness					
	December 31, 2024			December 31, 2023		
(Dollars in millions)	**Balance**	**% of Total Class**	**Financial Effect**	Balance	% of Total Class	Financial Effect
C&I	$ —	— %	N/A	$ 2	— %	Added a weighted-average 3.7 years to the life of loans, reduced weighted-average contractual interest rate from 11.25% to 7.50% and provided less than $1 million in interest forgiveness
Total	$ —	— %		$ 2	— %	

	Combination - Term Extension, Interest Rate Reduction, and Interest Deferrals					
	December 31, 2024			December 31, 2023		
(Dollars in millions)	**Balance**	**% of Total Class**	**Financial Effect**	Balance	% of Total Class	Financial Effect
CRE	$ —	— %	N/A	$ 15	0.1 %	Added a weighted-average 1 year to the life of loans, reduced weighted-average contractual interest rate from 8.65% to 8.00% and provided less than $1 million in deferred interest
Total	$ —	— %		$ 15	— %	

(a) Balance less than $1 million

Loan modifications to borrowers experiencing financial difficulty that had a payment default during the period and were modified in the 12 months before default totaled $19 million and $28 million as of December 31, 2024 and 2023, respectively. FHN closely monitors the performance of the loans that are modified to borrowers experiencing financial difficulty to understand the effectiveness of its modification efforts.

The following table depicts the performance of loans that have been modified in the last 12 months.

Table 8.3.8

PERFORMANCE OF LOANS THAT HAVE BEEN MODIFIED IN THE LAST 12 MONTHS

	December 31, 2024			
(Dollars in millions)	Current	30-89 Days Past Due	90+ Days Past Due	Non-Accruing
C&I	$ 116	$ —	$ —	$ 24
CRE	195	—	—	45
Consumer real estate	2	—	—	2
Credit card and other	—	—	—	—
Total	$ 313	$ —	$ —	$ 71

Note 4—Allowance for Credit Losses

Management's estimate of expected credit losses in the loan and lease portfolios is recorded in the ALLL and the reserve for unfunded lending commitments, collectively referred to as the Allowance for Credit Losses, or the ACL. See Note 1 - Significant Accounting Policies for further discussion of FHN's ACL methodology.

The ACL is maintained at a level management believes to be appropriate to absorb expected lifetime credit losses over the contractual life of the loan and lease portfolio and unfunded lending commitments. The determination of the ACL is based on periodic evaluation of the loan and lease portfolios and unfunded lending commitments considering a number of relevant underlying factors, including key assumptions and evaluation of quantitative and qualitative information.

The expected loan losses are the product of multiplying FHN's estimates of probability of default ("PD"), loss given default ("LGD"), and individual loan level exposure at default ("EAD"), including amortization and prepayment assumptions, on an undiscounted basis. FHN uses models or assumptions to develop the expected loss forecasts, which incorporate multiple macroeconomic forecasts over a reasonable and supportable forecast period of at most four years. After the reasonable and supportable forecast period, the Company reverts to its historical loss averages, evaluated over the historical observation period, for the remaining estimated life of the loans. In order to capture the unique risks of the loan portfolio within the PD, LGD, and prepayment models, FHN segments the portfolio into pools, generally incorporating loan grades for commercial loans. As there can be no certainty that actual economic performance will precisely follow any specific macroeconomic forecast, FHN uses qualitative adjustments where current loan characteristics or current or forecasted economic conditions differ from historical periods.

The evaluation of quantitative and qualitative information is performed through assessments of groups of assets that share similar risk characteristics and certain individual loans and leases that do not share similar risk characteristics with the collective group. As described in Note 3 - Loans and Leases, loans are grouped generally by product type and significant loan portfolios are assessed for credit losses using analytical or statistical models. The quantitative component utilizes economic forecast information as its foundation and is primarily based on analytical models that use known or estimated data as of the balance sheet date and forecasted data over the reasonable and supportable period. The ACL is also affected by qualitative factors that FHN considers to reflect current judgment of various events and risks that are not measured in the quantitative calculations, including alternative economic forecasts.

In accordance with its accounting policy elections, FHN does not recognize a separate allowance for expected credit losses for AIR and records reversals of AIR as reductions of interest income. FHN reverses previously accrued but uncollected interest when an asset is placed on nonaccrual status. AIR and the related allowance for expected credit losses is included as a component of other assets. The total amount of interest reversals from loans placed on nonaccrual status and the amount of income recognized on nonaccrual loans during the years ended December 31, 2024, 2023, and 2022 were not material.

Expected credit losses for unfunded commitments are estimated for periods where the commitment is not unconditionally cancellable. The measurement of expected credit losses for unfunded commitments mirrors that of loans and leases with the additional estimate of future draw rates (timing and amount).

The increase in the ACL balance as of December 31, 2024 as compared to December 31, 2023 largely reflects negative grade migration in the commercial portfolio. In developing credit loss estimates for its loan and lease portfolios, FHN utilized a baseline and a downside forecast scenario from Moody's for its macroeconomic inputs. As of December 31, 2024, among other things, FHN's scenario selection process factored in the outlook for production, inflation, interest rates, employment, real estate prices, and international conflict. FHN selected one scenario as its base case, which was the Moody's baseline scenario. The heaviest weight was placed on this scenario. A smaller weight was placed on the FHN-selected downside scenario.

Management also made qualitative adjustments to reflect estimated recoveries based on a review of prior charge-off and recovery levels, for default risk associated with large balances with individual borrowers, for estimated loss amounts not reflected in historical factors due to specific portfolio risk or identified model limitations, and for instances where limited data for acquired loans is considered to affect modeled results.

The following table provides a rollforward of the ALLL and the reserve for unfunded lending commitments by portfolio type for December 31, 2024, 2023 and 2022.

Table 8.4.1

ROLLFORWARD OF ALLL & RESERVE FOR UNFUNDED LENDING COMMITMENTS

(Dollars in millions)	Commercial, Financial, and Industrial (a)		Commercial Real Estate		Consumer Real Estate		Credit Card and Other		Total	
Allowance for loan and lease losses:										
Balance as of January 1, 2024	$	339	$	172	$	233	$	29	$	773
Charge-offs		(77)		(56)		(3)		(21)		(157)
Recoveries		30		1		9		5		45
Provision for loan and lease losses		53		110		(18)		9		154
Balance as of December 31, 2024		**345**		**227**		**221**		**22**		**815**
Reserve for remaining unfunded commitments:										
Balance as of January 1, 2024		49		22		12		—		83
Provision for unfunded lending commitments		8		(11)		(1)		—		(4)
Balance as of December 31, 2024		**57**		**11**		**11**		**—**		**79**
Allowance for credit losses as of December 31, 2024	**$**	**402**	**$**	**238**	**$**	**232**	**$**	**22**	**$**	**894**
Allowance for loan and lease losses:										
Balance as of January 1, 2023	$	308	$	146	$	200	$	31	$	685
Adoption of ASU 2022-02 (b)		1		—		(7)		—		(6)
Charge-offs (c)		(156)		(17)		(4)		(22)		(199)
Recoveries		14		2		9		4		29
Provision for loan and lease losses		172		41		35		16		264
Balance as of December 31, 2023		339		172		233		29		773
Reserve for remaining unfunded commitments:										
Balance as of January 1, 2023		55		22		10		—		87
Provision for unfunded lending commitments		(6)		—		2		—		(4)
Balance as of December 31, 2023		49		22		12		—		83
Allowance for credit losses as of December 31, 2023	$	388	$	194	$	245	$	29	$	856
Allowance for loan and lease losses										
Balance as of January 1, 2022	$	334	$	154	$	163	$	19	$	670
Charge-offs		(62)		(1)		(5)		(25)		(93)
Recoveries		9		1		19		5		34
Provision for loan and lease losses		27		(8)		23		32		74
Balance as of December 31, 2022		308		146		200		31		685
Reserve for remaining unfunded commitments:										
Balance as of January 1, 2022		46		12		8		—		66
Provision for unfunded lending commitments		9		10		2		—		21
Balance as of December 31, 2022		55		22		10		—		87
Allowance for credit losses as of December 31, 2022	$	363	$	168	$	210	$	31	$	772

(a) C&I loans as of December 31, 2024, 2023, and 2022 include $12 million, $29 million, and $76 million in PPP loans, respectively, which due to the government guarantee and forgiveness provisions are considered to have no credit risk and therefore have no allowance for loan and lease losses.
(b) See Note 1 for additional information.
(c) Charge-offs in the C&I portfolio in 2023 include $72 million from a single credit from a company in bankruptcy.

The following table represents gross charge-offs by year of origination for the years ended December 31, 2024 and 2023.

Table 8.4.2

GROSS CHARGE-OFFS

(Dollars in millions)	2024	2023	2022	2021	2020	Prior to 2020	Revolving Loans	Total
C&I	$ 1	$ 16	$ 15	$ 23	$ 3	$ 15	$ 4	$ 77
CRE	—	—	5	—	17	34	—	56
Consumer real estate	—	1	—	—	—	2	—	3
Credit card and other	8	1	1	—	—	2	9	21
Total	$ 9	$ 18	$ 21	$ 23	$ 20	$ 53	$ 13	$ 157

(Dollars in millions)	2023	2022	2021	2020	2019	Prior to 2019	Revolving Loans	Total
C&I	$ 1	$ 17	$ 82	$ 5	$ 10	$ 34	$ 7	$ 156
CRE	—	—	—	—	2	15	—	17
Consumer real estate	—	1	—	—	—	3	—	4
Credit card and other	12	1	—	—	—	2	7	22
Total	$ 13	$ 19	$ 82	$ 5	$ 12	$ 54	$ 14	$ 199

Note 5—Premises, Equipment, and Leases

Premises and equipment was comprised of the following at December 31, 2024 and 2023.

Table 8.5.1

PREMISES & EQUIPMENT

(Dollars in millions)	December 31, 2024	December 31, 2023
Land	$ 163	$ 163
Buildings	570	554
Leasehold improvements	88	84
Furniture, fixtures, and equipment	304	295
Fixed assets held for sale (a)	1	—
Total premises and equipment	1,126	1,096
Less accumulated depreciation and amortization	(552)	(506)
Premises and equipment, net	$ 574	$ 590

(a) Primarily comprised of land and buildings.

Fixed asset and leased asset impairments were immaterial for 2024, 2023, and 2022. Net gains related to the sales of fixed assets were $3 million for 2024, immaterial for 2023, and $1 million for 2022.

First Horizon as Lessee

FHN has operating, financing, and short-term leases for branch locations, corporate offices and certain equipment. Substantially all of these leases are classified as operating leases.

The following table provides details of the classification of FHN's right-of-use assets and lease liabilities included in the Consolidated Balance Sheets.

Table 8.5.2

RIGHT-OF-USE ASSETS & LEASE LIABILITIES

(Dollars in millions)	Classification	December 31, 2024	December 31, 2023
Lease right-of-use assets:			
Operating lease right-of-use assets	Other assets	$ 296	$ 306
Finance lease right-of-use assets	Other assets	2	3
Total lease right-of-use assets		$ 298	$ 309
Lease liabilities:			
Operating lease liabilities	Other liabilities	$ 330	$ 342
Finance lease liabilities	Other liabilities	3	3
Total lease liabilities		$ 333	$ 345

The calculated amount of ROU assets and lease liabilities in the table above are impacted by the length of the lease term and the discount rate used to determine the present value of the minimum lease payments. The following table details the weighted average remaining lease term and discount rate for FHN's operating and finance leases as of December 31, 2024 and 2023.

Table 8.5.3

REMAINING LEASE TERMS & DISCOUNT RATES

	December 31, 2024	December 31, 2023
Weighted Average Remaining Lease Terms		
Operating leases	11.68 years	11.79 years
Finance leases	8.60 years	9.15 years
Weighted Average Discount Rate		
Operating leases	3.19 %	2.84 %
Finance leases	2.16 %	2.39 %

The following table provides a detail of the components of lease expense and other lease information for the years ended December 31, 2024, 2023, and 2022.

Table 8.5.4

LEASE EXPENSE & OTHER INFORMATION

(Dollars in millions)	2024		2023		2022
Lease cost					
Operating lease cost	$	**44**	$	45	$	47
Sublease income		**(1)**		(2)		(2)
Total lease cost	$	**43**	$	43	$	45
Other information					
(Gain) loss on right-of-use asset impairment - operating leases	$	**—**	$	1	$	1
Cash paid for amounts included in the measurement of lease liabilities:					
Operating cash flows from operating leases		**43**		46		50
Right-of-use assets obtained in exchange for new lease obligations:					
Operating leases		**22**		11		31

The following table provides a detail of the maturities of FHN's operating and finance lease liabilities as of December 31, 2024.

Table 8.5.5

LEASE LIABILITY MATURITIES

(Dollars in millions)	December 31, 2024
2025	$ 45
2026	44
2027	43
2028	37
2029	34
2030 and thereafter	199
Total lease payments	402
Less lease liability interest	(69)
Total lease liability	$ 333

FHN had aggregate undiscounted contractual obligations totaling $4 million for lease arrangements that have not commenced as of December 31, 2024. Payments under these arrangements are expected to occur from 2025 through 2035.

First Horizon as Lessor

As a lessor, FHN engages in the leasing of equipment to commercial clients primarily through direct financing and sales-type leases. Direct financing and sales-type leases are similar to other forms of installment lending in that

lessors generally do not retain benefits and risks incidental to ownership of the property subject to leases. Such arrangements are essentially financing transactions that permit lessees to acquire and use property. As lessor, the sum of all minimum lease payments over the lease term and the estimated residual value, less unearned interest income, is recorded as the net investment in the lease on the commencement date and is included in loans and leases in the Consolidated Balance Sheets. Interest income is accrued as earned over the term of the lease based on the net investment in leases. Fees incurred to originate the lease are deferred on the commencement date and recognized as an adjustment of the yield on the lease.

FHN's portfolio of direct financing and sales-type leases contains terms of 2 to 23 years, some of which contain options to extend the lease for various periods of time and/or to purchase the equipment subject to the lease at various points in time. These direct financing and sales-type leases typically include a payment structure set at lease inception and do not provide any additional services. Expenses associated with the leased equipment, such as maintenance and insurance, are paid by the lessee directly to third parties. The lease agreement typically contains an option for the purchase of the leased property by the lessee at the end of the lease term at either the property's residual value or a specified price. In all cases, FHN expects to sell or re-lease the equipment at the end of the lease term. Due to the nature and structure of FHN's direct financing and sales-type leases, there is no selling profit or loss on these transactions.

The components of the Company's net investment in leases as of December 31, 2024 and 2023 were as follows.

Table 8.5.6

LEASE NET INVESTMENTS

(Dollars in millions)	December 31, 2024		December 31, 2023
Lease receivable	$	**1,300**	$ 1,143
Unearned income		**(279)**	(244)
Guaranteed residual		**166**	147
Unguaranteed residual		**228**	189
Total net investment	$	**1,415**	$ 1,235

Interest income for direct financing or sales-type leases totaled $64 million, $50 million, and $34 million for the years ended December 31, 2024, 2023, and 2022, respectively. There was no profit or loss recognized at the commencement date for direct financing or sales-type leases for the years ended December 31, 2024, 2023, and 2022.

Maturities of the Company's lease receivables as of December 31, 2024 were as follows.

Table 8.5.7

LEASE RECEIVABLE MATURITIES

(Dollars in millions)	December 31, 2024	
2025	$	292
2026		266
2027		226
2028		164
2029		128
2030 and thereafter		224
Total future minimum lease payments	$	1,300

Note 6—Goodwill and Other Intangible Assets

Goodwill

FHN performed the required annual goodwill impairment test as of October 1, 2024. The annual impairment test did not indicate impairment in any of FHN's reporting units as of the testing date. Following the testing date, management evaluated the events and circumstances that could indicate that goodwill might be impaired and concluded that it is not more likely than not that goodwill was impaired. If there are any triggering events between annual evaluations, management will evaluate whether an interim impairment analysis is warranted.

Accounting estimates and assumptions were made about FHN's future performance and cash flows, as well as other prevailing market factors (e.g., interest rates, economic trends, etc.) when determining fair value as part of the goodwill impairment test. While management used the best information available to estimate future performance for each reporting unit, future adjustments to management's projections may be necessary if conditions differ substantially from the assumptions used in making the estimates.

As further discussed in Note 19 - Business Segment Information, FHN reorganized its management reporting structure during the fourth quarter of 2024 and, accordingly, its segment reporting structure and reporting units used in the assessment of goodwill impairment. In connection with the reorganization, goodwill was reallocated to segments and reporting units.

The following is a summary of goodwill by reportable segment included in the Consolidated Balance Sheets as of December 31, 2024.

Table 8.6.1

GOODWILL

(Dollars in millions)	Commercial, Consumer & Wealth	Wholesale	Total
December 31, 2021	$ 1,217	$ 294	$ 1,511
Additions	—	—	—
December 31, 2022	$ 1,217	$ 294	$ 1,511
Additions	—	—	—
Divestitures (a)	—	(1)	(1)
December 31, 2023	$ 1,217	$ 293	$ 1,510
Additions	—	—	—
December 31, 2024	**$ 1,217**	**$ 293**	**$ 1,510**

(a) Reduction in goodwill is related to the divestiture of FHN Financial Main Street Advisors assets in December 2023.

Other intangible assets

The following table, which excludes fully amortized intangibles, presents other intangible assets included in the Consolidated Balance Sheets.

Table 8.6.2

OTHER INTANGIBLE ASSETS

(Dollars in millions)	December 31, 2024 Gross Carrying Amount	December 31, 2024 Accumulated Amortization	December 31, 2024 Net Carrying Value	December 31, 2023 Gross Carrying Amount	December 31, 2023 Accumulated Amortization	December 31, 2023 Net Carrying Value
Core deposit intangibles	$ 356	$ (233)	$ 123	$ 368	$ (208)	$ 160
Client relationships	32	(18)	14	32	(16)	16
Other (a)	27	(21)	6	27	(17)	10
Total	$ 415	$ (272)	$ 143	$ 427	$ (241)	$ 186

(a) Includes non-compete covenants and purchased credit card intangible assets. Also includes state banking licenses which are not subject to amortization.

Amortization expense was $44 million, $47 million, and $51 million for the years ended December 31, 2024, 2023 and 2022, respectively. The following table shows the aggregated amortization expense estimated, as of December 31, 2024, for the next five years.

Table 8.6.3

ESTIMATED AMORTIZATION EXPENSE

(Dollars in millions)	
2025	$ 38
2026	33
2027	29
2028	17
2029	15

Note 7—Mortgage Banking Activity

FHN originates mortgage loans for sale into the secondary market. These loans primarily consist of residential first lien mortgages that conform to standards established by GSEs that are major investors in U.S. home mortgages, but can also consist of junior lien and jumbo loans secured by residential property. These loans are primarily sold to private companies that are unaffiliated with the GSEs on a servicing-released basis. Gains and losses on these mortgage loans are included in mortgage banking income on the Consolidated Statements of Income.

As of December 31, 2024, FHN had approximately $31 million of loans that remained from pre-2009 mortgage business operations of legacy First Horizon. Activity related to the pre-2009 mortgage loans was primarily limited to payments and write-offs in 2024, 2023, and 2022, with no new originations or loan sales and only an insignificant amount of repurchases. These loans are excluded from the disclosure below.

The following table summarizes activity relating to residential mortgage loans held for sale for the years ended December 31, 2024, 2023, and 2022.

Table 8.7.1
MORTGAGE LOAN ACTIVITY

(Dollars in millions)	2024	2023	2022
Balance at beginning of period	$ 62	$ 44	$ 250
Originations and purchases	951	692	1,275
Sales, net of gains	(932)	(674)	(1,481)
Balance at end of period	$ 81	$ 62	$ 44

Mortgage Servicing Rights

FHN records mortgage servicing rights at the lower of cost or market value and amortizes them over the remaining servicing life of the loans, with consideration given to prepayment assumptions.

Mortgage servicing rights are included in other assets on the Consolidated Balance Sheets. The following table presents the carrying values of mortgage servicing rights as of December 31, 2024 and 2023.

Table 8.7.2
MORTGAGE SERVICING RIGHTS

	December 31, 2024		
(Dollars in millions)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Mortgage servicing rights	$ 30	$ (9)	$ 21

	December 31, 2023		
(Dollars in millions)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Mortgage servicing rights	$ 25	$ (7)	$ 18

In addition, there was an insignificant amount of non-mortgage and commercial servicing rights as of December 31, 2024 and 2023. Total mortgage servicing fees included in mortgage banking income were $4 million for each of the years ended December 31, 2024, 2023, and 2022. Mortgage servicing rights with a net carrying amount of $21 million were sold during 2022, resulting in a gain of $12 million for the year ended December 31, 2022 which is included in mortgage banking income on the Consolidated Statements of Income.

Note 8—Deposits

The composition of deposits is presented in the following table.

Scheduled maturities of time deposits as of December 31, 2024 were as follows.

Table 8.8.1

DEPOSITS

(Dollars in millions)	2024	2023
Savings	$ 26,695	$ 25,082
Time deposits	6,613	6,804
Other interest-bearing deposits	16,252	16,690
Total interest-bearing deposits	49,560	48,576
Noninterest-bearing deposits	16,021	17,204
Total deposits	$ 65,581	$ 65,780

Time deposits in denominations that exceed the FDIC insurance limit of $250,000 as of December 31, 2024 and 2023 were $1.9 billion and $1.8 billion, respectively.

Table 8.8.2

TIME DEPOSIT MATURITIES

(Dollars in millions)	
2025	$ 6,398
2026	109
2027	48
2028	32
2029	20
2030 and after	6
Total	$ 6,613

Note 9—Short-Term Borrowings

A summary of short-term borrowings for the years 2024, 2023 and 2022 is presented in the following table.

Table 8.9.1

SHORT-TERM BORROWINGS

(Dollars in millions)	Trading Liabilities		Federal Funds Purchased		Securities Sold Under Agreements to Repurchase		Other Short-term Borrowings	
2024								
Average balance	$	555	$	420	$	1,720	$	781
Year-end balance		550		259		2,096		1,045
Maximum month-end outstanding		767		626		2,096		2,067
Average rate for the year		4.22 %		5.34 %		3.83 %		5.38 %
Average rate at year-end		4.20 %		4.40 %		3.23 %		4.48 %
2023								
Average balance	$	301	$	349	$	1,426	$	2,688
Year-end balance		509		302		1,921		326
Maximum month-end outstanding		509		622		1,957		7,476
Average rate for the year		4.16 %		5.12 %		3.66 %		5.19 %
Average rate at year-end		4.48 %		5.40 %		3.98 %		5.36 %
2022								
Average balance	$	480	$	699	$	881	$	229
Year-end balance		335		400		1,013		1,093
Maximum month-end outstanding		700		1,023		1,211		1,093
Average rate for the year		2.56 %		1.56 %		0.77 %		2.26 %
Average rate at year-end		3.67 %		4.40 %		2.19 %		4.30 %

Federal funds purchased and securities sold under agreements to repurchase generally have maturities of less than 90 days. Trading liabilities, which represent short positions in securities, are generally held for less than 90 days. Other short-term borrowings have original maturities of one year or less. On December 31, 2024, there were no fixed income trading securities pledged to secure other short-term borrowings.

Note 10—Term Borrowings

Term borrowings include senior and subordinated borrowings with original maturities greater than one year. The following table presents information pertaining to term borrowings as of December 31, 2024 and 2023.

Table 8.10.1

TERM BORROWINGS

(Dollars in millions)	2024	2023
First Horizon Bank:		
Subordinated notes (a)		
Maturity date – May 1, 2030 - 5.75%	$ 448	$ 448
Other collateralized borrowings - Maturity date – December 22, 2037		
4.92% on December 31, 2024 and 5.95% on December 31, 2023 (b)	88	88
Other collateralized borrowings - SBA loans (c)	37	3
First Horizon Corporation:		
Senior notes		
Maturity date – May 26, 2025 - 4.00%	350	349
Junior subordinated debentures (d)		
Maturity date - June 28, 2035 - 6.30% on December 31, 2024 and 7.33% on December 31, 2023	3	3
Maturity date - December 15, 2035 - 5.99% on December 31, 2024 and 7.02% on December 31, 2023	18	18
Maturity date - March 15, 2036 - 6.02% on December 31, 2024 and 7.05% on December 31, 2023	9	9
Maturity date - March 15, 2036 - 6.16% on December 31, 2024 and 7.19% on December 31, 2023	12	12
Maturity date - June 30, 2036 - 5.91% on December 31, 2024 and 6.91% on December 31, 2023	28	28
Maturity date - July 7, 2036 - 6.47% on December 31, 2024 and 7.21% on December 31, 2023	19	19
Maturity date - June 15, 2037 - 6.27% on December 31, 2024 and 7.30% on December 31, 2023	53	52
Maturity date - September 6, 2037 - 6.14% on December 31, 2024 and 7.05% on December 31, 2023	9	9
Tax Credit Investment Subsidiaries:		
Notes payable - New market tax credit investments; 16 to 35 year term, 0.93% to 4.75% on December 31, 2024; 7 to 35 year term, 0.93% to 4.95% on December 31, 2023	74	65
FT Real Estate Securities Company, Inc.:		
Cumulative preferred stock (e)		
Maturity date – March 31, 2031 – 9.50%	47	47
Total	$ 1,195	$ 1,150

(a) Qualifies for Tier 2 capital under the risk-based capital guidelines for First Horizon Bank as well as First Horizon Corporation up to certain limits for minority interest capital instruments.

(b) Secured by trust preferred loans.

(c) Collateralized borrowings associated with SBA loan sales that did not meet sales criteria. The loans have remaining terms of 1 to 25 years. These borrowings had a weighted average interest rate of 7.08% and 4.81% on December 31, 2024 and 2023, respectively.

(d) Acquired in conjunction with the acquisition of CBF. A portion qualifies for Tier 2 capital under the risk-based capital guidelines. All are floating rate debentures tied to 3-month CME Term SOFR plus a term spread adjustment of 0.26161%.

(e) Qualifies for Tier 2 capital under the risk-based capital guidelines for both First Horizon Bank and First Horizon Corporation up to certain limits for minority interest capital instruments.

NOTE 10—TERM BORROWINGS

Annual principal repayment requirements as of December 31, 2024 are as follows.

Table 8.10.2

ANNUAL PRINCIPAL REPAYMENT SCHEDULE

(Dollars in millions)		
2025	$	350
2026		—
2027		—
2028		—
2029 and after		862

In conjunction with its acquisition of CBF, FHN obtained junior subordinated debentures, each of which is held by a wholly-owned trust that has issued trust preferred securities to external investors and loaned the funds to FHN as junior subordinated debt. The book value for each

issuance represents the purchase accounting fair value as of the CBF acquisition closing date less accumulated amortization of the associated discount, as applicable. Through various contractual arrangements, FHN assumed a full and unconditional guarantee for each trust's obligations with respect to the securities. While the maturity dates are typically 30 years from the original issuance date, FHN has the option to redeem each of the junior subordinated debentures at par on any future interest payment date, which would trigger redemption of the related trust preferred securities. A portion of FHN's remaining junior subordinated notes qualifies as Tier 2 capital under the risk-based capital guidelines.

Note 11—Preferred Stock

FHN Preferred Stock

The following table presents a summary of FHN's non-cumulative perpetual preferred stock.

Table 8.11.1

PREFERRED STOCK

(Dollars in millions)	Issuance Date	Earliest Redemption Date (a)	Annual Dividend Rate	Dividend Payments	Shares Outstanding	Liquidation Amount	December 31, 2024 Carrying Amount	2023 Carrying Amount
Series B	7/2/2020	8/1/2025	6.625 % (b)	Semi-annually	8,000	$ 80	$ 77	$ 77
Series C	7/2/2020	5/1/2026	6.600 % (c)	Quarterly	5,750	58	59	59
Series D	7/2/2020	5/1/2024	6.100 % (d)	Semi-annually	—	—	—	94
Series E	5/28/2020	10/10/2025	6.500 %	Quarterly	1,500	150	145	145
Series F	5/3/2021	7/10/2026	4.700 %	Quarterly	1,500	150	145	145
					16,750	$ 438	$ 426	$ 520

(a) Denotes earliest optional redemption date. Earlier redemption is possible, at FHN's election, if certain regulatory capital events occur.

(b) As a result of LIBOR transition, the fixed dividend rate will reset on August 1, 2025 to three-month CME Term SOFR plus 4.52361% (0.26161% plus 4.262%).

(c) As a result of LIBOR transition, the fixed dividend rate will reset on May 1, 2026 to three-month CME Term SOFR plus 5.18161% (0.26161% plus 4.920%).

(d) On May 1, 2024, FHN redeemed all outstanding shares of its Series D Preferred Stock. The fixed dividend rate was set to convert to three-month CME Term SOFR plus 4.12061% (0.26161% plus 3.859%) on May 1, 2024.

FHN redeemed all outstanding shares of Series D Preferred Stock effective May 1, 2024. The difference between the $100 million outstanding liquidation preference amount and the $94 million carrying value of the Series D Preferred Stock along with the related share repurchase tax resulted in $7 million in deemed dividends that were included in net income available to common shareholders and EPS for the year ended December 31, 2024.

Subsidiary Preferred Stock

First Horizon Bank has issued 300,000 shares of Class A Non-Cumulative Perpetual Preferred Stock (Class A Preferred Stock) with a liquidation preference of $1,000 per share. Dividends on the Class A Preferred Stock, if declared, accrue and are payable each quarter, in arrears, at a floating rate equal to the greater of three-month CME Term SOFR plus 1.11161% (0.26161% plus 0.85%) or 3.75% per annum. These securities qualify fully as Tier 1 capital for both First Horizon Bank and FHN. On December 31, 2024 and 2023, $295 million of Class A Preferred Stock was recognized as noncontrolling interest on the Consolidated Balance Sheets.

FT Real Estate Securities Company, Inc. ("FTRESC"), an indirect subsidiary of FHN, has issued 50 shares of 9.50% Cumulative Preferred Stock, Class B (Class B Preferred Shares), with a liquidation preference of $1 million per share; of those shares, 47 were issued to nonaffiliates. FTRESC is a real estate investment trust established for the purpose of acquiring, holding, and managing real estate mortgage assets. Dividends on the Class B Preferred

Shares are cumulative and are payable semi-annually. As of December 31, 2024 and 2023, the Class B Preferred Shares qualified as Tier 2 regulatory capital. For all periods presented, these securities are presented in the Consolidated Balance Sheets as term borrowings.

The Class B Preferred Shares are mandatorily redeemable on March 31, 2031, and redeemable at the discretion of FTRESC in the event that the Class B Preferred Shares cannot be accounted for as Tier 2 regulatory capital or there is more than an insubstantial risk that dividends paid with respect to the Class B Preferred Shares will not be fully deductible for tax purposes.

Note 12—Regulatory Capital and Restrictions

Regulatory Capital

FHN is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on FHN's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, FHN must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance sheet items calculated pursuant to regulatory directives. Capital amounts and classification are also subject to qualitative judgment by the regulators such as capital components, asset risk weightings, and other factors.

Management believes that, as of December 31, 2024, FHN and First Horizon Bank met all capital adequacy requirements to which they were subject. As of December 31, 2024, First Horizon Bank was classified as well-capitalized under the regulatory framework for prompt corrective action. To be categorized as well-capitalized, an institution must maintain minimum Total Risk-Based, Tier 1 Risk-Based, Common Equity Tier 1, and Tier 1 Leverage ratios, as set forth in the following table. Management believes that no events or changes have occurred subsequent to year-end that would change this designation.

Quantitative measures established by regulation to ensure capital adequacy require FHN to maintain minimum ratios as set forth in the following table. FHN and First Horizon Bank are also subject to a 2.5% capital conservation buffer, which is an amount above the minimum levels designed to ensure that banks remain well-capitalized, even in adverse economic scenarios.

The actual capital amounts and ratios of FHN and First Horizon Bank are presented in the following table.

Table 8.12.1

CAPITAL AMOUNTS & RATIOS

(Dollars in millions)	First Horizon Corporation		First Horizon Bank	
	Amount	Ratio	Amount	Ratio
December 31, 2024				
Actual:				
Total Capital	$ 9,862	13.87 %	$ 9,156	13.00 %
Tier 1 Capital	8,688	12.22	8,129	11.54
Common Equity Tier 1	7,967	11.20	7,834	11.12
Leverage	8,688	10.64	8,129	10.06
Minimum Requirement for Capital Adequacy Purposes:				
Total Capital	5,689	8.00	5,633	8.00
Tier 1 Capital	4,266	6.00	4,225	6.00
Common Equity Tier 1	3,200	4.50	3,169	4.50
Leverage	3,266	4.00	3,232	4.00
Minimum Requirement to be Well Capitalized Under Prompt Corrective Action Provisions:				
Total Capital			7,042	10.00
Tier 1 Capital			5,633	8.00
Common Equity Tier 1			4,577	6.50
Leverage			4,040	5.00
December 31, 2023				
Actual:				
Total Capital	$ 9,922	13.96 %	$ 9,303	13.17 %
Tier 1 Capital	8,825	12.42	8,350	11.82
Common Equity Tier 1	8,104	11.40	8,055	11.40
Leverage	8,825	10.69	8,350	10.20

Minimum Requirement for Capital Adequacy Purposes:				
Total Capital	5,686	8.00	5,651	8.00
Tier 1 Capital	4,264	6.00	4,238	6.00
Common Equity Tier 1	3,198	4.50	3,179	4.50
Leverage	3,302	4.00	3,276	4.00
Minimum Requirement to be Well Capitalized Under Prompt Corrective Action Provisions:				
Total Capital			7,064	10.00
Tier 1 Capital			5,651	8.00
Common Equity Tier 1			4,591	6.50
Leverage			4,095	5.00

Restrictions on cash and due from banks

Effective March 26, 2020, the Federal Reserve reduced its reserve requirement to zero, and as a result, on December 31, 2024 and 2023, First Horizon Bank was not required to maintain cash reserves.

Restrictions on dividends

Cash dividends are paid by FHN from its assets, which are mainly provided by dividends from its subsidiaries. Certain regulatory restrictions exist regarding the ability of First Horizon Bank to transfer funds to FHN in the form of cash, dividends, loans, or advances. As of December 31, 2024, First Horizon Bank had undivided profits of $3.1 billion, of which a limited amount was available for distribution to FHN as dividends without prior regulatory approval. At any given time, the pertinent portions of those regulatory restrictions allow First Horizon Bank to declare preferred or common dividends without prior regulatory approval in an amount equal to First Horizon Bank's retained net income for the two most recent completed years plus the current year-to-date period. For any period, First Horizon Bank's "retained net income" generally is equal to First Horizon Bank's regulatory net income reduced by the preferred and common dividends declared by First Horizon Bank. Applying the dividend restrictions imposed under applicable federal and state rules, First Horizon Bank's total amount available for dividends was $374 million as of January 1, 2025. First Horizon Bank declared and paid common dividends to the parent company in the amount of $1.1 billion in 2024 and $220 million in 2023. During 2024 and 2023, First Horizon Bank declared and paid dividends on its preferred stock according to the payment terms of its issuances as noted in Note 11 - Preferred Stock.

The payment of cash dividends by FHN and First Horizon Bank may also be affected or limited by other factors, such as the requirement to maintain adequate capital above regulatory guidelines. Furthermore, the Federal Reserve generally requires insured banks and bank holding companies to pay dividends only out of current operating earnings.

Restrictions on intercompany transactions

Under current Federal banking laws, First Horizon Bank may not enter into covered transactions with any affiliate including the parent company and certain financial subsidiaries in excess of 10% of the bank's capital stock and surplus, as defined, or $937 million, on December 31, 2024. Covered transactions include a loan or extension of credit to an affiliate, a purchase of or an investment in securities issued by an affiliate, and the acceptance of securities issued by the affiliate as collateral for any loan or extension of credit. The equity investment, including retained earnings, in certain of a bank's financial subsidiaries is also treated as a covered transaction. On December 31, 2024, the parent company had no covered transactions from First Horizon Bank and 840 Denning LLC, a parent company subsidiary, had a covered transaction of $2 million. Two of the bank's financial subsidiaries, FHN Financial Securities Corp. and First Horizon Advisors, Inc., had covered transactions from First Horizon Bank totaling $387 million and $54 million, respectively. In addition, the aggregate amount of covered transactions with all affiliates, as defined, is limited to 20% of the bank's capital stock and surplus, as defined, or $1.9 billion, on December 31, 2024. First Horizon Bank's total covered transactions with all affiliates including the parent company on December 31, 2024 were $443 million.

Note 13—Components of Other Comprehensive Income (Loss)

The following table provides the changes in accumulated other comprehensive income (loss) by component, net of tax, for the years ended December 31, 2024, 2023, and 2022.

Table 8.13.1

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

(Dollars in millions)	Securities AFS	Cash Flow Hedges	Pension and Post-retirement Plans	Total
Balance as of December 31, 2021	$ (36)	$ 2	$ (254)	$ (288)
Net unrealized gains (losses)	(937)	(144)	(22)	(1,103)
Amounts reclassified from AOCI	—	15	8	23
Other comprehensive income (loss)	(937)	(129)	(14)	(1,080)
Balance as of December 31, 2022	$ (973)	$ (127)	$ (268)	$ (1,368)
Net unrealized gains (losses)	137	(5)	(11)	121
Amounts reclassified from AOCI	—	52	7	59
Other comprehensive income (loss)	137	47	(4)	180
Balance as of December 31, 2023	$ (836)	$ (80)	$ (272)	$ (1,188)
Net unrealized gains (losses)	(15)	(63)	12	(66)
Amounts reclassified from AOCI	69	49	8	126
Other comprehensive income (loss)	54	(14)	20	60
Balance as of December 31, 2024	$ (782)	$ (94)	$ (252)	$ (1,128)

Reclassifications from AOCI, and related tax effects, were as follows.

Table 8.13.2

RECLASSIFICATIONS FROM AOCI

(Dollars in millions)

Details about AOCI	**2024**	2023	2022	Affected line item in the statement where net income is presented
Securities AFS:				
Realized (gains) losses on securities AFS	$ **91**	$ —	$ —	Securities gains (losses), net
Tax expense (benefit)	**(22)**	—	—	Income tax expense
	69	—	—	
Cash flow hedges:				
Realized (gains) losses on cash flow hedges	$ **65**	$ 69	$ 20	Interest and fees on loans and leases
Tax expense (benefit)	**(16)**	(17)	(5)	Income tax expense
	$ **49**	$ 52	$ 15	
Pension and Postretirement Plans:				
Amortization of prior service cost and net actuarial (gain) loss	$ **11**	$ 9	$ 10	Other expense
Tax expense (benefit)	**(3)**	(2)	(2)	Income tax expense
	8	7	8	
Total reclassification from AOCI	$ **126**	$ 59	$ 23	

Note 14—Income Taxes

The aggregate amount of income taxes included in the Consolidated Statements of Income and the Consolidated Statements of Changes in Equity for the years ended December 31 were as follows.

Table 8.14.1

INCOME TAX EXPENSE

(Dollars in millions)	2024	2023	2022
Consolidated Statements of Income:			
Income tax expense	$ **211**	$ 212	$ 247
Consolidated Statements of Changes in Equity:			
Income tax expense (benefit) related to:			
Net unrealized gains (losses) on pension and other postretirement plans	**7**	(1)	(5)
Net unrealized gains (losses) on securities available for sale	**17**	44	(302)
Net unrealized gains (losses) on cash flow hedges	**(5)**	15	(42)
Total	$ **230**	$ 270	$ (102)

The components of income tax expense (benefit) for the years ended December 31, were as follows.

Table 8.14.2

INCOME TAX EXPENSE COMPONENTS

(Dollars in millions)	2024	2023	2022
Current:			
Federal	$ **204**	$ 140	$ 123
State	**24**	28	33
Deferred:			
Federal	**(14)**	37	87
State	**(3)**	7	4
Total	$ **211**	$ 212	$ 247

A reconciliation of expected income tax expense (benefit) at the federal statutory rate of 21% for 2024, 2023, and 2022, respectively, to total income tax expense follows.

Table 8.14.3

RECONCILIATION FROM STATUTORY RATES

(Dollars in millions)	**2024**		2023		2022	
Federal income tax rate	**21 %**		21 %		21 %	
Tax computed at statutory rate	$	**211**	$	237	$	243
Increase (decrease) resulting from:						
State income taxes, net of federal income tax benefit		**20**		34		31
BOLI		**(5)**		(6)		(4)
Tax-exempt interest		**(12)**		(12)		(10)
FDIC premium		**12**		11		7
Non-deductible expenses		**8**		9		4
LIHTC credits and benefits, net of amortization		**(13)**		(15)		(16)
Other tax credits		**(1)**		(5)		(4)
Other changes in unrecognized tax benefits		**(2)**		(50)		(2)
Termination of BOLI policies		**—**		21		—
Other		**(7)**		(12)		(2)
Total	$	**211**	$	212	$	247

As of December 31, 2024, FHN had net deferred tax asset balances related to federal and state income tax carryforwards of $29 million and $3 million, respectively, which will expire at various dates as follows.

Table 8.14.4

TAX CARRYFORWARD DTA EXPIRATION DATES

(Dollars in millions)	Expiration Dates	Net Deferred Tax Asset Balance
Losses - federal	2028 - 2035	$ 29
Net operating losses - states	2025 - 2034	2
Net operating losses - states	2035 - 2041	1

We believe it is more likely than not that the benefit from certain state NOL carryforwards will not be realized. In recognition of this risk, we have provided an immaterial valuation allowance on the DTAs related to these state NOL carryforwards. If our assumptions change and we determine that we will be able to realize these NOLs, the tax benefits related to any reversal of the valuation allowance on DTAs will be recognized as a reduction of income tax expense.

A DTA or DTL is recognized for the tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax consequence is calculated by applying enacted statutory tax rates, applicable to future years, to these temporary differences. In order to support the recognition of the DTA, FHN's management must believe that the realization of the DTA is more likely than not. FHN evaluates the likelihood of realization of the DTA based on both positive and negative evidence available at the time, including (as appropriate) scheduled reversals of DTLs, projected future taxable income, tax planning strategies, and recent financial performance. Realization is dependent on generating sufficient taxable income prior to the expiration of the carryforwards attributable to the DTA. In projecting future taxable income, FHN incorporates assumptions including the estimated amount of future state and federal pre-tax operating income, the reversal of temporary differences, and the implementation of feasible and prudent tax planning strategies. These assumptions require significant judgment about the forecasts of future taxable income and are consistent with the plans and estimates used to manage the underlying business.

As of December 31, 2024, FHN's net DTA was $227 million compared to $215 million at December 31, 2023. At December 31, 2024, FHN's gross DTA (net of a valuation allowance) and gross DTL were $768 million and $541 million, respectively. Although realization is not assured, FHN believes that it meets the more-likely-than-not requirement with respect to the net DTA after valuation allowance.

Temporary differences which gave rise to deferred tax assets and deferred tax liabilities on December 31, 2024 and 2023 were as follows.

Table 8.14.5

COMPONENTS OF DTAs & DTLs

(Dollars in millions)	2024		2023	
Deferred tax assets:				
Securities available for sale and financial instruments (a)	$	284	$	296
Loan valuations and loss reserves		152		107
Employee benefits		119		128
Lease liability		82		85
Depreciation and amortization		54		37
Accrued expenses		20		21
Federal loss carryforwards		29		32
State loss carryforwards		3		3
Other		25		28
Gross deferred tax assets		768		737
Deferred tax liabilities:				
Leasing	$	363	$	316
ROU lease asset		73		76
Other intangible assets		71		75
Prepaid expenses		23		20
Equity investments		2		31
Other		9		4
Gross deferred tax liabilities		541		522
Net deferred tax assets	$	227	$	215

(a) Tax effects of unrealized gains and losses are tracked on a security-by-security basis.

Total unrecognized tax benefits at December 31, 2024 and 2023 were $13 million and $15 million, respectively. To the extent such unrecognized tax benefits as of December 31, 2024 are subsequently recognized, $13 million of tax benefits could impact tax expense and FHN's effective tax rate in future periods.

During 2023, FHN settled audits which allowed it to reduce unrecognized benefits by $76 million, this resulted in a reduction of tax expense by $32 million. A reduction of accrued interest related to unrecognized benefits resulted in a reduction of tax expense of $14 million.

It is reasonably possible that the unrecognized tax benefits related to federal and state exposures could decrease by

$3 million during 2025 if the applicable statutes of limitations expire as scheduled. FHN recognizes interest accrued and penalties related to unrecognized tax benefits within income tax expense. FHN had approximately $2 million and $3 million accrued for the payment of interest as of December 31, 2024 and 2023, respectively. The total amounts of interest and penalties recognized in the Consolidated Statements of Income during 2024 and 2023 were net benefits of $1 million and $14 million, respectively.

The rollforward of unrecognized tax benefits is shown in the following table.

NOTE 14—INCOME TAXES

Table 8.14.6

ROLLFORWARD OF UNRECOGNIZED TAX BENEFITS

(Dollars in millions)		
Balance at December 31, 2022	$	89
Increases related to prior year tax positions		1
Increases related to current year tax positions		2
Settlements		(76)
Lapse of statutes		(1)
Balance at December 31, 2023	$	15
Increases related to prior year tax positions		**2**
Increases related to current year tax positions		**3**
Lapse of statutes		**(7)**
Balance at December 31, 2024	$	**13**

Note 15—Earnings Per Share

The computations of basic and diluted earnings per common share were as follows.

Table 8.15.1

EARNINGS PER SHARE COMPUTATIONS

(Dollars in millions, except per share data; shares in thousands)	2024		2023		2022
Net income	$	**794**	$	916	$	912
Net income attributable to noncontrolling interest		**19**		19		12
Net income attributable to controlling interest		**775**		897		900
Preferred stock dividends		**37**		32		32
Net income available to common shareholders	$	**738**	$	865	$	868
Weighted average common shares outstanding—basic		**540,317**		548,410		535,033
Effect of dilutive restricted stock, performance equity awards and options		**3,968**		3,802		7,830
Effect of dilutive convertible preferred stock (a)		**—**		9,520		23,141
Weighted average common shares outstanding—diluted		**544,285**		561,732		566,004
Basic earnings per common share	$	**1.37**	$	1.58	$	1.62
Diluted earnings per common share	$	**1.36**	$	1.54	$	1.53

(a) On February 28, 2022, FHN issued $494 million of Series G Convertible Preferred Stock, which was converted into common stock on June 26, 2023, following the termination of the TD Merger Agreement. Conversion occurred at the rate of 4,000 common shares per Series G preferred share resulting in 19,742,776 additional common shares outstanding. 2023 includes the impact of the Series G based on the final conversion rate and 2022 includes the impact based on the original maximum conversion rate.

The following table presents outstanding options and other equity awards that were excluded from the calculation of diluted earnings per share because they were either anti-dilutive (the exercise price was higher than the weighted-average market price for the period) or the performance conditions have not been met.

Table 8.15.2

ANTI-DILUTIVE EQUITY AWARDS

(Shares in thousands)	2024		2023		2022
Stock options excluded from the calculation of diluted EPS		**26**		—		29
Weighted average exercise price of stock options excluded from the calculation of diluted EPS	$	**19.73**	$	24.36	$	25.64
Other equity awards excluded from the calculation of diluted EPS		**2,439**		2,242		144

Note 16—Contingencies and Other Disclosures

Contingencies

Contingent Liabilities Overview

Contingent liabilities arise in the ordinary course of business. Often they are related to lawsuits, arbitration, mediation, and other forms of litigation. Various litigation matters currently are threatened or pending against FHN and its subsidiaries. Also, FHN at times receives requests for information, subpoenas, or other inquiries from federal, state, and local regulators, from other government authorities, and from other parties concerning various matters relating to FHN's current or former businesses. Certain matters of that sort are pending at most times, and FHN generally cooperates when those matters arise. Pending and threatened litigation matters sometimes are settled by the parties, and sometimes pending matters are resolved in court or before an arbitrator or are withdrawn. Regardless of the manner of resolution, frequently the most significant changes in status of a matter occur over a short time period, often following a lengthy period of little substantive activity. In view of the inherent difficulty of predicting the outcome of these matters, particularly where the claimants seek very large or indeterminate damages, or where the cases present novel legal theories or involve a large number of parties, or where claims or other actions may be possible but have not been brought, FHN cannot reasonably determine what the eventual outcome of the matters will be, what the timing of the ultimate resolution of these matters may be, or what the eventual loss or impact related to each matter may be. FHN establishes a loss contingency liability for a litigation matter when loss is both probable and reasonably estimable as prescribed by applicable financial accounting guidance. If loss for a matter is probable and a range of possible loss outcomes is the best estimate available, accounting guidance requires a liability to be established at the low end of the range.

Based on current knowledge, and after consultation with counsel, management is of the opinion that loss contingencies related to threatened or pending litigation matters should not have a material adverse effect on the consolidated financial condition of FHN, but may be material to FHN's operating results for any particular reporting period depending, in part, on the results from that period.

Material Loss Contingency Matters

As used in this Note, except for matters that are reported as having been substantially settled or otherwise substantially resolved, FHN's "material loss contingency matters" generally fall into at least one of the following categories: (i) FHN has determined material loss to be probable and has established a material loss liability in accordance with applicable financial accounting guidance;

(ii) FHN has determined material loss to be probable but is not reasonably able to estimate an amount or range of material loss liability; or (iii) FHN has determined that material loss is not probable but is reasonably possible, and the amount or range of that reasonably possible material loss is estimable. As defined in applicable accounting guidance, loss is reasonably possible if there is more than a remote chance of a material loss outcome for FHN. FHN provides contingencies note disclosures for certain pending or threatened litigation matters each quarter, including all matters mentioned in categories (i) or (ii) and, occasionally, certain matters mentioned in category (iii). In addition, in this Note, certain other matters, or groups of matters, are discussed relating to FHN's pre-2009 mortgage origination and servicing businesses. In all litigation matters discussed in this Note, unless settled or otherwise resolved, FHN believes it has meritorious defenses and intends to pursue those defenses vigorously.

FHN reassesses the liability for litigation matters each quarter as the matters progress. At December 31, 2024, the aggregate amount of liabilities established for all such loss contingency matters was $1 million. These liabilities are separate from those discussed under the heading *Mortgage Loan Repurchase and Foreclosure Liability* below.

In each material loss contingency matter, except as otherwise noted, there is more than a remote chance that any of the following outcomes will occur: the plaintiff will substantially prevail; the defense will substantially prevail; the plaintiff will prevail in part; or the matter will be settled by the parties. At December 31, 2024, FHN estimates that for all material loss contingency matters, estimable reasonably possible losses in future periods in excess of currently established liabilities could aggregate in a range from zero to less than $1 million.

As a result of the general uncertainties discussed above and the specific uncertainties discussed for each matter mentioned below, it is possible that the ultimate future loss experienced by FHN for any particular matter may materially exceed the amount, if any, of currently established liability for that matter.

Mortgage Loan Repurchase and Foreclosure Liability

FHN's repurchase and foreclosure liability, primarily related to its pre-2009 mortgage origination, sale, securitization and servicing businesses, is comprised of accruals to cover estimated loss content in the active pipeline, estimated future inflows, and estimated loss content related to certain known claims not currently included in the active pipeline. The active pipeline consists of mortgage loan repurchase and make-whole demands from loan purchasers or securitization participants, foreclosure/servicing demands from borrowers, and certain related exposures. FHN compares the estimated probable incurred losses determined under the applicable loss estimation approaches for the respective periods with current reserve levels. Changes in the estimated required liability levels are recorded as necessary through the repurchase and foreclosure provision.

Based on currently available information and experience to date, FHN has evaluated its loan repurchase, make-whole, foreclosure, and certain related exposures and has accrued for losses of $15 million and $16 million as of December 31, 2024 and 2023, respectively. Accrued liabilities for FHN's estimate of these obligations are reflected in other liabilities on the Consolidated Balance Sheets. Charges/expense reversals to increase/decrease the liability are included within other income on the Consolidated Statements of Income. The estimates are based upon currently available information and fact patterns that exist as of each balance sheet date and could be subject to future changes. Changes to any one of these factors could significantly impact the estimate of FHN's liability.

Other Disclosures

Indemnification Agreements and Guarantees

In the ordinary course of business, FHN enters into indemnification agreements for legal proceedings against its directors and officers and standard representations and warranties for underwriting agreements, merger and acquisition agreements, loan sales, contractual commitments, and various other business transactions or arrangements.

The extent of FHN's obligations under these agreements depends upon the occurrence of future events; therefore, it is not possible to estimate a maximum potential amount of payouts that could be required by such agreements.

Note 17—Retirement Plans and Other Employee Benefits

Pension Plan

FHN sponsors a noncontributory, qualified defined benefit pension plan to employees hired or re-hired on or before September 1, 2007. Pension benefits are based on years of service, average compensation near retirement or other termination, and estimated social security benefits at age 65. Benefits under the plan are "frozen" so that years of service and compensation changes after 2012 do not affect the benefit owed. Minimum contributions are based upon actuarially determined amounts necessary to fund the total benefit obligation. Decisions to contribute to the plan are based upon pension funding requirements under the Pension Protection Act, the maximum amount deductible under the Internal Revenue Code, the actual performance of plan assets, and trends in the regulatory environment. FHN made no contributions to the qualified pension plan in 2024, 2023, and 2022. Management does not currently anticipate that FHN will make a contribution to the qualified pension plan in 2025.

FHN also maintains non-qualified plans including a supplemental retirement plan that covers certain employees whose benefits under the qualified pension plan have been limited by tax rules. These other non-qualified plans are unfunded, and contributions to these plans cover all benefits paid under the non-qualified plans. Payments made under the non-qualified plans were $4 million for 2024, $6 million for 2023, and $5 million for 2022. FHN anticipates making benefit payments under the non-qualified plans of $5 million in 2025.

Savings Plan

FHN provides all qualifying full-time employees with the opportunity to participate in FHN's tax-qualified 401(k) savings plan. The qualified plan allows employees to defer receipt of earned salary, up to tax law limits, on a tax-advantaged basis. Accounts, which are held in trust, may be invested in a wide range of mutual funds and in FHN common stock. Up to tax law limits, FHN provides a 100% match for the first 6% of salary deferred, with company matching contributions invested according to a participant's current investment election. Through a non-qualified savings restoration plan, FHN provides a restorative benefit to certain highly compensated employees who participate in the savings plan and whose contribution elections are capped by tax limitations.

FHN also provides "flexible dollars" to assist employees with the cost of annual benefits and/or allow the employee to contribute to his or her qualified savings plan account. These "flexible dollars" are pre-tax contributions and are based upon the employees' years of service and qualified compensation. Contributions made by FHN through the flexible benefits plan and the company matches were $49 million, $48 million, and $47 million for 2024, 2023, and 2022, respectively.

Other Employee Benefits

FHN provides postretirement life insurance benefits to certain employees and also provides postretirement medical insurance benefits to retirement-eligible employees, including certain prescription drug benefits. The postretirement medical plan is contributory with FHN contributing a fixed amount for certain participants.

Actuarial Assumptions

FHN's process for developing the long-term expected rate of return of pension plan assets is based on capital market exposure as the source of investment portfolio returns. Capital market exposure refers to the plan's allocation of its assets to asset classes, which primarily represent fixed income investments. FHN also considers expectations for inflation, real interest rates, and various risk premiums based primarily on the historical risk premium for each asset class. The expected return is based upon a time horizon of 30 years. Given its funded status, the asset allocation strategy for the qualified pension plan utilizes fixed income instruments that closely match the estimated duration of payment obligations.

The discount rates for the three years ended 2024 for pension and other benefits were determined by using a hypothetical AA yield curve represented by a series of annualized individual discount rates from one-half to 30 years. The discount rates are selected based upon data specific to FHN's plans and employee population. The bonds used to create the hypothetical yield curve were subjected to several requirements to ensure that the resulting rates were representative of the bonds that would be selected by management to fulfill the company's funding obligations. In addition to the AA rating, only non-callable bonds were included. Each bond issue was required to have at least $300 million par outstanding so that each issue was sufficiently marketable. Finally, bonds more than two standard deviations from the average yield were removed. When selecting the discount rate, FHN matches the duration of high-quality bonds with the duration of the obligations of the plan as of the measurement date. For all years presented, the measurement date of the benefit obligations and net periodic benefit costs was December 31.

The actuarial assumptions used in the defined benefit pension plans and other employee benefit plans were as follows.

Table 8.17.1

ACTUARIAL ASSUMPTIONS FOR DEFINED BENEFIT PLANS

	Benefit Obligations			Net Periodic Benefit Cost		
	2024	2023	2022	**2024**	2023	2022
Discount rate						
Qualified pension	**5.66%**	5.00%	5.20%	**5.00%**	5.20%	2.96%
Nonqualified pension	**5.50%**	4.90%	5.10%	**4.90%**	5.10%	2.65%
Other nonqualified pension	**5.20%**	4.75%	4.94%	**4.75%**	4.94%	1.99%
Postretirement benefits	**5.40% - 5.74%**	4.84% - 5.06%	5.04% - 5.25%	**4.84% - 5.49%**	4.88% - 5.25%	2.42% - 5.08%
Expected long-term rate of return						
Qualified pension/ postretirement benefits	**N/A**	N/A	N/A	**5.00%**	5.15%	2.85%
Postretirement benefit (retirees post January 1, 1993)	**N/A**	N/A	N/A	**5.25%**	5.50%	5.95%
Postretirement benefit (retirees prior to January 1, 1993)	**N/A**	N/A	N/A	**N/A**	N/A	1.05%

Since the benefits in the defined benefit pension plan are frozen, the rate of compensation increase has no effect on qualified pension benefits.

FHN has one pension plan where participants' benefits are affected by interest crediting rates. The plan's projected benefit obligation as of December 31, 2024, 2023 and 2022 and interest crediting rates for the respective years were as follows.

Table 8.17.2

PROJECTED BENEFIT OBLIGATION & CREDITING RATE

(Dollars in millions)	**2024**		2023		2022
Projected benefit obligation	$	**7**	$ 8	$	10
Interest crediting rate		**12.25 %**	12.04 %		10.77 %

The components of net periodic benefit cost for the plan years 2024, 2023 and 2022 were as follows.

Table 8.17.3

COMPONENTS OF NET PERIODIC BENEFIT COST

	Pension Benefits			Other Benefits		
(Dollars in millions)	**2024**	2023	2022	**2024**	2023	2022
Components of net periodic benefit cost						
Interest cost	$ **32**	$ 33	$ 20	$ **2**	$ 2	$ 1
Expected return on plan assets	**(32)**	(32)	(24)	**(1)**	(1)	(2)
Amortization of unrecognized:						
Actuarial (gain) loss	**13**	13	12	**(1)**	(1)	—
Net periodic benefit cost	$ **13**	$ 14	$ 8	$ **—**	$ —	$ (1)

The long-term expected rate of return is applied to the market-related value of plan assets in determining the expected return on plan assets. FHN determines the market-related value of plan assets using a hybrid methodology which recognizes liability-hedging assets at current fair value while return-seeking assets use a calculated value that recognizes changes in fair value over five years, as permitted by GAAP.

FHN utilizes a spot rate approach which applies duration-specific rates from the full yield curve to estimated future benefit payments for the determination of interest cost.

The following table presents the plans' benefit obligations and plan assets for 2024 and 2023.

Table 8.17.4

BENEFIT OBLIGATIONS & PLAN ASSETS

(Dollars in millions)	Pension Benefits		Other Benefits	
	2024	2023	**2024**	2023
Change in benefit obligation				
Benefit obligation, beginning of year	$ **675**	$ 663	$ **31**	$ 32
Interest cost	**32**	33	**2**	2
Actuarial (gain) loss (a)	**(38)**	20	**(1)**	—
Actual benefits paid	**(42)**	(41)	**(2)**	(3)
Premium paid for annuity purchase (b)	**(28)**	—	**—**	—
Benefit obligation, end of year	$ **599**	$ 675	$ **30**	$ 31
Change in plan assets				
Fair value of plan assets, beginning of year	$ **638**	$ 641	$ **23**	$ 21
Actual return on plan assets	**7**	35	**2**	2
Employer contributions	**3**	3	**1**	3
Actual benefits paid – settlement payments	**(41)**	(40)	**(2)**	(3)
Actual benefits paid – other payments	**(1)**	(1)	**—**	—
Premium paid for annuity purchase (b)	**(28)**	—	**—**	—
Fair value of plan assets, end of year	$ **578**	$ 638	$ **24**	$ 23
Funded (unfunded) status of the plans	$ **(21)**	$ (37)	$ **(6)**	$ (8)
Amounts recognized in the Balance Sheets				
Other assets	$ **1**	$ —	$ **22**	$ 21
Other liabilities	**(22)**	(37)	**(28)**	(29)
Net asset (liability) at end of year	$ **(21)**	$ (37)	$ **(6)**	$ (8)

(a) Variances in the actuarial (gain) loss are due to normal activity such as changes in discount rates, updates to participant demographic information and revisions to life expectancy assumptions.

(b) Amounts represent settlements of certain retired participants in the qualified pension plan that occurred during the year.

The projected benefit obligation for unfunded plans was as follows.

Table 8.17.5

BENEFIT OBLIGATION - UNFUNDED PLANS

(Dollars in millions)	Pension Benefits		Other Benefits	
	2024	2023	**2024**	2023
Projected benefit obligation	$ **22**	$ 24	$ **28**	$ 29

The qualified pension plan was overfunded by $1 million and underfunded by $13 million as of December 31, 2024 and 2023, respectively. Because of the pension freeze at the end of 2012, as of both December 31, 2024 and 2023, the pension benefit obligation is equivalent to the accumulated benefit obligation. FHN's funded postretirement plan was in an overfunded status as of December 31, 2024 and 2023.

Unrecognized actuarial gains and losses and unrecognized prior service costs and credits are recognized as a component of accumulated other comprehensive income. Balances reflected in accumulated other comprehensive income on a pre-tax basis for the years ended December 31, 2024 and 2023 consist of the following.

Table 8.17.6

PRE-TAX ACTUARIAL (GAINS) LOSSES REFLECTED IN AOCI

(Dollars in millions)	Pension Benefits		Other Benefits	
	2024	2023	**2024**	2023
Amounts recognized in accumulated other comprehensive income				
Net actuarial (gain) loss	$ **341**	$ 367	$ **(9)**	$ (8)

The pre-tax amounts recognized in other comprehensive income during 2024, 2023, and 2022 were as follows.

Table 8.17.7

PRE-TAX AMOUNTS RECOGNIZED IN OCI

(Dollars in millions)	Pension Benefits			Other Benefits		
	2024	2023	2022	**2024**	2023	2022
Changes in plan assets and benefit obligation recognized in other comprehensive income						
Net actuarial (gain) loss arising during measurement period	$ **(13)**	$ 17	$ 32	$ **(2)**	$ —	$ (3)
Items amortized during the measurement period:						
Net actuarial gain (loss)	**(13)**	(13)	(11)	**1**	1	—
Total recognized in other comprehensive income	$ **(26)**	$ 4	$ 21	$ **(1)**	$ 1	$ (3)

FHN utilizes the minimum amortization method in determining the amount of actuarial gains or losses to include in plan expense. Under this approach, the net deferred actuarial gain or loss that exceeds a threshold is amortized over the average remaining service period of active plan participants. The threshold is measured as the greater of 10% of a plan's projected benefit obligation as of the beginning of the year or 10% of the market-related value of plan assets as of the beginning of the year. FHN amortizes actuarial gains and losses using the estimated average remaining life expectancy of the remaining participants since all participants are considered inactive due to the freeze.

The following table provides detail on expected benefit payments, which reflect expected future service, as appropriate.

Table 8.17.8

EXPECTED BENEFIT PAYMENTS

(Dollars in millions)	Pension Benefits	Other Benefits
2025	$ 44	$ 2
2026	45	2
2027	46	2
2028	46	2
2029	46	2
2030-2034	229	12

Plan Assets

FHN's overall investment goal is to create, over the life of the pension plan and retiree medical plan, an adequate pool of sufficiently liquid assets to support the qualified pension benefit obligations to participants, retirees, and beneficiaries, as well as to partially support the medical obligations to retirees and beneficiaries. Thus, the qualified pension plan and retiree medical plan seek to achieve a level of investment return consistent with changes in projected benefit obligations.

Qualified pension plan assets primarily consist of fixed income securities which include U.S. treasuries, corporate bonds of companies from diversified industries, municipal bonds, and foreign bonds. Fixed income investments generally have long durations consistent with the estimated pension liabilities of FHN. This duration-matching strategy is intended to hedge substantially all of the plan's risk associated with future benefit payments. Retiree medical funds are kept in short-term investments, primarily money market funds and mutual funds. On December 31, 2024 and 2023, FHN did not have any significant concentrations of risk within the plan assets related to the pension plan or the retiree medical plan.

The fair value of FHN's pension plan assets at December 31, 2024 and 2023, by asset category classified using the fair value measurement hierarchy, is shown in the table below. See Note 23 – Fair Value of Assets and Liabilities for more details about fair value measurements.

Table 8.17.9

FAIR VALUE OF PENSION ASSETS

(Dollars in millions)	December 31, 2024			
	Level 1	Level 2	Level 3	Total
Cash equivalents and money market funds	$ 11	$ —	$ —	$ 11
Fixed income securities:				
U.S. treasuries	—	8	—	8
Corporate, municipal and foreign bonds	—	295	—	295
Common and collective funds:				
Fixed income	—	264	—	264
Total	$ 11	$ 567	$ —	$ 578

(Dollars in millions)	December 31, 2023			
	Level 1	Level 2	Level 3	Total
Cash equivalents and money market funds	$ 6	$ —	$ —	$ 6
Fixed income securities:				
U.S. treasuries	—	9	—	9
Corporate, municipal and foreign bonds	—	317	—	317
Common and collective funds:				
Fixed income	—	306	—	306
Total	$ 6	$ 632	$ —	$ 638

The HR Investment and Risk Committee, comprised of senior managers within the organization, meets regularly to review asset performance and potential portfolio revisions.

Adjustments to the qualified pension plan asset allocation primarily reflect changes in anticipated liquidity needs for plan benefits.

The fair value of FHN's retiree medical plan assets at December 31, 2024 and 2023 by asset category is as follows.

Table 8.17.10

FAIR VALUE OF RETIREE MEDICAL PLAN ASSETS

(Dollars in millions)	December 31, 2024			
	Level 1	Level 2	Level 3	Total
Mutual funds:				
Equity mutual funds	$ 8	$ —	$ —	$ 8
Fixed income mutual funds	16	—	—	16
Total	$ 24	$ —	$ —	$ 24

(Dollars in millions)	December 31, 2023			
	Level 1	Level 2	Level 3	Total
Mutual funds:				
Equity mutual funds	$ 7	$ —	$ —	$ 7
Fixed income mutual funds	16	—	—	16
Total	$ 23	$ —	$ —	$ 23

Note 18—Stock Options and Restricted Stock

Equity Compensation Plans

FHN currently has one plan which authorizes the grant of new stock-based awards, the 2021 Incentive Plan (the IP). New awards under the IP may be granted to any of FHN's directors, officers, or associates. The IP was approved by shareholders in April 2021 and again in April 2024.

The IP authorizes a broad range of award types, including restricted shares, stock units, cash units, and stock options. Stock units may be paid in shares or cash, depending upon the terms of the award. The IP also authorizes the grant of stock appreciation rights, though no such grants have been made under the IP or recent predecessor plans. Unvested awards have service and/or performance conditions which must be met in order for the shares to vest. Awards generally have service-vesting conditions, meaning that the associate must remain employed by FHN for certain periods in order for the award to vest. Some outstanding awards also have performance conditions. FHN operates the IP by establishing award programs, each of which is intended to cover a specific need. Programs are created, changed, or terminated as needs change.

On December 31, 2024, there were 13,173,672 shares available for new awards under the IP. This includes the new/additional shares originally authorized under the IP along with shares underlying ECP awards that have been forfeited or canceled since the IP was approved by shareholders, net of shares underlying IP awards that are outstanding or have been paid.

Service condition full-value awards

Awards may be granted with service conditions only. In recent years, programs using these awards have included annual programs for executives and selected management associates, a mandatory deferral program for executives tied to annual bonuses earned, other mandatory or elective deferral programs, various retention programs, and special hiring-incentive situations. Details of the awards vary by program, but most are settled in shares at vesting rather than cash, and vesting generally begins no earlier than the third anniversary of grant and rarely extends beyond the fifth anniversary of grant.

Performance condition awards

Under FHN's long-term incentive and corporate performance programs, performance stock units ("PSUs") (executives) and cash units (selected management employees) are granted annually and vest only if predetermined performance measures are met. The measures are changed each year based on goals and circumstances prevailing at the time of grant. In recent years the performance periods have been three years, with service-vesting near the third anniversary of the grant. PSUs granted from 2014 to 2020 had a post-vest holding period of two years. Recent annual performance awards require pro-rated forfeiture (in relation to the maximum possible) for performance falling between a threshold level and a maximum. Performance awards sometimes are used to provide a narrow, targeted incentive to a single person or small group. Of the annual program awards paid during 2024 or outstanding on December 31, 2024: the 2019, 2020 and 2021 units vested in 2022, 2023 and 2024 at the 187.5%, 187.5% and 162.5% payout level, respectively, and only the 2020 units remain in a two-year post-vesting holding period; the three-year performance period of the 2022 units has ended but performance is measured relative to peers and has not yet been determined; and, the three-year performance periods for the 2023 and 2024 units have not ended.

Director awards

Non-employee directors receive cash and annual grants of service-conditioned stock units under a program approved by the board of directors. Director stock units granted vest in the year following the year of grant and settle in shares. In 2024 and 2023, each director received a base stock unit award of $140,000 and $122,000, respectively, representing a portion of their annual retainer. Each director is permitted to increase the portion paid as stock units.

A summary of restricted and performance stock and unit activity during the year ended December 31, 2024, is presented below.

Table 8.18.1

RESTRICTED AND PERFORMANCE EQUITY AWARD ACTIVITY

	Shares/ Units (a)	Weighted average grant date fair value (per share) (b)
January 1, 2024	11,317,704	$ 15.89
Shares/units granted	5,088,696	15.24
Shares/units vested/distributed	(4,110,142)	15.81
Shares/units canceled	(456,173)	13.90
December 31, 2024	11,840,085	$ 15.71

(a) Includes only units that settle in shares; nonvested performance units are included at 100% payout level.
(b) The weighted average grant date fair value for shares/units granted in 2023 and 2022 was $16.08 and $20.64, respectively.

On December 31, 2024, there was $90 million of unrecognized compensation cost related to nonvested restricted stock awards. That cost is expected to be recognized over a weighted-average period of three years. The total grant date fair value of shares vested during 2024, 2023 and 2022, was $65 million, $32 million, and $29 million, respectively.

Stock option awards

In 2021 FHN ended its only remaining stock option program, making only one grant related to a 2020 commitment. Options under that program, for executives, have service-vesting requirements and seven-year terms.

In the past, option programs varied widely in their uses and terms, and many old-program options, granted under the ECP or its predecessor plans, remain outstanding today. All options granted since 2005 provide for the issuance of FHN common stock at a price fixed at its fair

market value on the grant date. Except for converted options and a special retention stock option award to the CEO in 2016, all options granted since 2008 vest fully no later than the fourth anniversary of grant, and all such options expire seven years from the grant date. CBF converted options and IBKC converted options granted prior to November 3, 2019 (the IBKC merger agreement date) are fully vested and expire ten years from grant date. IBKC converted options granted subsequent to the merger agreement vest fully no later than the fifth anniversary of the grant date and expire ten years from grant date. The 2016 retention award vested on the fourth through sixth anniversaries of grant and had a seven-year term.

The summary of stock option activity for the year ended December 31, 2024, is shown below.

Table 8.18.2

STOCK OPTION ACTIVITY

	Options Outstanding	Weighted Average Exercise Price (per share)	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value (millions)
January 1, 2024	1,898,968	$ 16.31		
Options granted	—	—		
Options exercised	(604,467)	15.52		
Options expired/canceled	(335,879)	18.15		
December 31, 2024	958,622	$ 16.16	2.38	$ 4
Options exercisable	883,705	16.24	2.23	3
Options expected to vest	74,917	15.20	4.07	—

The total intrinsic value of options exercised during 2024, 2023 and 2022 was $2 million, $4 million, and $17 million, respectively.

On December 31, 2024, there was no unrecognized compensation cost related to nonvested stock options. FHN did not grant or convert stock options in 2024, 2023 and 2022.

Expected lives of options granted are determined based on the vesting period, historical exercise patterns and contractual term of the options. FHN uses a blend of historical and implied volatility in determining expected volatility. A portion of the weighted average volatility rate is derived by compiling daily closing stock prices over a historical period approximating the expected lives of the options. Additionally, because of market volatility due to economic conditions and the impact on stock prices of financial institutions, FHN also incorporates a measure of implied volatility so as to incorporate more recent market conditions in the estimation of future volatility.

Phantom stock awards

As a result of the IBKC merger, FHN assumed phantom stock awards under various plans to officers and other key associates. The awards are subject to a vesting period of five years and are paid out in cash upon vesting. The amount paid per vesting period is calculated as the number of vested share equivalents multiplied by closing market price of a share of the Company's common stock on the vesting date. Share equivalents are calculated on the date of grant as the total award's dollar value divided by the closing market price of a share of the Company's common stock on the grant date. As of December 31, 2024, there were 96,156 share equivalents of phantom stock awards outstanding. See Note 1 - Significant Accounting Policies for more discussion on FHN's phantom stock awards.

Compensation Cost

The compensation cost that has been included in the Consolidated Statements of Income pertaining to stock-based awards was $59 million, $36 million, and $75 million for 2024, 2023, and 2022, respectively. The corresponding total income tax benefits recognized were $14 million, $8 million and $18 million in 2024, 2023, and 2022, respectively.

Authorization

Consistent with Tennessee state law, only authorized, but unissued, stock may be utilized in connection with any issuance of FHN common stock which may be required as a result of stock-based compensation awards. Prior authorizations to repurchase shares issued in connection with compensation plans expired on December 31, 2023. After 2023, as authorized by FHN's Board and the Board's Compensation Committee, FHN continued to make automatic stock purchases by withholding shares associated with stock-based awards to cover tax obligations associated with those awards. Those limited, off-market purchases are not connected to a traditional, announced purchase program. Automatic tax withholding purchases are not subject to trading blackouts which affect senior executives and the general purchase program.

Note 19—Business Segment Information

During 2024, FHN reorganized its internal management structure and, accordingly, reclassified its reportable business segments. Prior to the 2024 reclassification, FHN's reportable segments were: (1) Regional Banking, (2) Specialty Banking, and (3) Corporate. As a result of the 2024 reclassification, FHN revised its reportable segments as described below. Segment information for prior periods has been reclassified to conform to the current period presentation.

FHN's operating segments are composed of the following:

- **Commercial, Consumer & Wealth** segment offers financial products and services, including traditional lending and deposit taking, to commercial and consumer clients primarily in the southern U.S. and other selected markets. Commercial, Consumer & Wealth also consists of lines of business that deliver product offerings and services with niche industry knowledge including asset-based lending, commercial real estate, equipment finance/leasing, energy, international banking, healthcare, and trucking and transportation. Additionally, Commercial, Consumer & Wealth provides investment, wealth management, financial planning, trust and asset management services for consumer clients as well as delivering treasury management solutions, loan syndications, and corporate banking services.

- **Wholesale** segment consists of lines of business that deliver product offerings and services with differentiated industry knowledge. Wholesale's lines of business include mortgage warehouse lending, franchise finance, correspondent banking, and mortgage. Additionally, Wholesale has a line of business focused on fixed income securities sales, trading, underwriting, and strategies for institutional clients in the U.S. and abroad, as well as loan sales, portfolio advisory services, and derivative sales.

- **Corporate** segment consists primarily of corporate support functions including risk management, audit, accounting, finance, executive office, and corporate communications. Shared support services such as human resources, marketing, properties, technology, credit risk and bank operations are allocated to the activities of Commercial, Consumer & Wealth, Wholesale, and Corporate. Additionally, the Corporate segment includes centralized management of capital and funding to support the business activities of the company including management of balance sheet funding, liquidity, and capital management and allocation. The Corporate segment also includes the revenue and expense associated with run-off businesses such as pre-2009 mortgage banking elements, run-off consumer and trust preferred loan portfolios, and other exited businesses.

Basis of Presentation

Results of individual segments are presented based on FHN's internal management reporting practices. There is no comprehensive, authoritative body of guidance for management accounting equivalent to GAAP; therefore, the financial results of FHN's individual segments are not necessarily comparable with similar information for any other company.

Periodically, FHN adapts its segments to reflect managerial or strategic changes. FHN may also modify its methodology of allocating expenses and equity among segments which could change historical segment results. Business segment revenue, expense, asset, and equity levels reflect those which are specifically identifiable, or which are allocated based on an internal allocation method. Because the allocations are based on internally developed assignments and allocations, to an extent they are subjective. Generally, all assignments and allocations have been consistently applied for all periods presented.

Funds Transfer Pricing

Net interest income in segment results reflects FHN's internal funds transfer pricing methodology which is designed to consider interest rate and liquidity risks. Under this methodology, assets receive a funding charge while liabilities and capital receive a funding credit based on market interest rates, product characteristics, and other factors.

The transfer pricing framework considers the application of funding curves and methodologies consistently across the balance sheet. A residual gain or loss from funds transfer pricing operations is retained within Corporate.

Segment Allocations

Financial results are presented, to the extent practicable, as if each segment operated on a standalone basis and include expense allocations for corporate overhead services used by the segments.

FHN has allocated the ALLL and the reserve for unfunded lending commitments based on the loan exposures within each segment's portfolio.

The Company's Chief Operating Decision Maker ("CODM") is comprised of the chief executive officer and segment leadership.

For both the Commercial, Consumer & Wealth and Wholesale segments, the CODM uses both Pre-Provision Net Revenue ("PPNR") and Pre-Tax Net Income ("PTNI") to evaluate performance and allocate resources. The measure of PPNR focuses on the Company's primary businesses principally by excluding the volatility associated with credit risk estimates due to the CECL life-of-loan estimation requirement, which is highly sensitive to changes in economic forecasts. PPNR also represents a metric utilized by regulatory agencies in stress testing assessments. PTNI is used to incorporate credit risk estimates for a holistic view of pre-tax results in the evaluation of segment performance.

For the Corporate segment, the CODM uses after-tax income to evaluate performance and allocate resources. After-tax income is most relevant for the Corporate segment because of minimal credit risk and inclusion of

the impacts from all consolidated tax matters, which are not allocated, in addition to all other methodologies affecting pre-tax income between reported segments (e.g., FTP and cost allocations).

The following table presents financial information for each reportable business segment for the years ended December 31.

Table 8.19.1

SEGMENT FINANCIAL INFORMATION

(Dollars in millions)	2024 Commercial, Consumer & Wealth	Wholesale	Corporate	Consolidated
Interest income	$ 3,538	$ 530	$ 284	$ 4,352
Interest expense	1,413	125	303	1,841
Funds transfer pricing	418	(211)	(207)	—
Net interest income (expense)	2,543	194	(226)	2,511
Noninterest income (a)	461	230	(12)	679
Total revenues	3,004	424	(238)	3,190
Noninterest expense (c)(d)	1,417	299	319	2,035
Pre-provision net revenue (f)	1,587	125	(557)	1,155
Provision for credit losses	158	3	(11)	150
Income (loss) before income taxes	1,429	122	(546)	1,005
Income tax expense (benefit)	337	29	(155)	211
Net income (loss)	$ 1,092	$ 93	$ (391)	$ 794
Average assets	$ 59,402	$ 8,209	$ 14,211	$ 81,822
Depreciation and amortization	37	7	57	101
Expenditures for long-lived assets	26	1	18	45

(Dollars in millions)	2023 Commercial, Consumer & Wealth	Wholesale	Corporate	Consolidated
Interest income	$ 3,286	$ 478	$ 336	$ 4,100
Interest expense	1,115	100	345	1,560
Funds transfer pricing	523	(195)	(328)	—
Net interest income (expense)	2,694	183	(337)	2,540
Noninterest income (a)	448	174	305	927
Total revenues	3,142	357	(32)	3,467
Noninterest expense (b)(c)(d)	1,370	276	433	2,079
Pre-provision net revenue (f)	1,772	81	(465)	1,388
Provision for credit losses	260	15	(15)	260
Income (loss) before income taxes	1,512	66	(450)	1,128
Income tax expense (benefit) (e)	357	16	(161)	212
Net income (loss)	$ 1,155	$ 50	$ (289)	$ 916
Average assets	$ 58,126	$ 7,583	$ 15,974	$ 81,683
Depreciation and amortization	34	7	61	102
Expenditures for long-lived assets	16	1	17	34

	2022			
(Dollars in millions)	Commercial, Consumer & Wealth	Wholesale	Corporate	Consolidated
Interest income	$ 2,053	$ 339	$ 291	$ 2,683
Interest expense	156	47	88	291
Funds transfer pricing	368	(39)	(329)	—
Net interest income (expense)	2,265	253	(126)	2,392
Noninterest income (a)	477	259	79	815
Total revenues	2,742	512	(47)	3,207
Noninterest expense (b)(d)	1,309	344	300	1,953
Pre-provision net revenue (f)	1,433	168	(347)	1,254
Provision for credit losses	85	11	(1)	95
Income (loss) before income taxes	1,348	157	(346)	1,159
Income tax expense (benefit)	319	38	(110)	247
Net income (loss)	$ 1,029	$ 119	$ (236)	$ 912
Average assets	$ 52,771	$ 9,172	$ 22,274	$ 84,217
Depreciation and amortization	(1)	6	80	85
Expenditures for long-lived assets	15	10	(1)	24

(a) 2024 includes a $91 million loss on securities following the restructuring of a portion of the AFS securities portfolio. 2023 includes a $225 million gain on merger termination and a $6 million loss on equities valuation adjustments in the Corporate segment and a $9 million gain on an FHN Financial asset disposition in the Wholesale segment. 2022 includes a $12 million gain on sale of mortgage servicing rights in the Wholesale segment and a $22 million gain related to the sale of the title insurance business, a $10 million gain on equity securities and a $6 million gain related to a fintech investment in the Corporate segment.

(b) 2023 includes $51 million in merger and integration expenses related to the TD Transaction in the Corporate Segment. 2022 includes $136 million in merger and integration expenses related to the IBKC merger and TD Transaction in the Corporate segment.

(c) 2024 includes $14 million of restructuring costs and an FDIC special assessment of $9 million in the Corporate segment. 2023 includes $10 million of restructuring costs, an FDIC special assessment of $68 million, and a $50 million contribution to the First Horizon Foundation in the Corporate segment.

(d) 2024, 2023, and 2022 include $15 million, $15 million and $22 million, respectively, in derivative valuation adjustments related to prior Visa Class B share sales in the Corporate segment.

(e) 2023 includes $24 million in expense related to the surrender of bank-owned life insurance policies and a $59 million benefit from merger-related tax items in the Corporate segment.

(f) Pre-provision net revenue is a non-GAAP measure and is reconciled to income (loss) before income taxes (GAAP) in this table.

The following table presents a disaggregation of FHN's noninterest income by major product line and reportable segment for the years ended December 31, 2024, 2023, and 2022.

Table 8.19.2

NONINTEREST INCOME DETAIL BY SEGMENT

	December 31, 2024			
(Dollars in millions)	Commercial, Consumer & Wealth	Wholesale	Corporate	Consolidated
Noninterest income:				
Fixed income (a)	$ —	$ 187	$ —	$ 187
Deposit transactions and cash management	163	4	9	176
Brokerage, management fees and commissions	101	—	—	101
Card and digital banking fees	67	—	10	77
Other service charges and fees	48	2	1	51
Trust services and investment management	48	—	—	48
Mortgage banking income	1	33	1	35
Securities gains (losses), net (b)	—	—	(89)	(89)
Other income (c)	33	4	56	93
Total noninterest income	$ 461	$ 230	$ (12)	$ 679

	December 31, 2023			
(Dollars in millions)	Commercial, Consumer & Wealth	Wholesale	Corporate	Consolidated
Noninterest income:				
Fixed income (a)	$ —	$ 134	$ (1)	$ 133
Deposit transactions and cash management	165	4	10	179
Brokerage, management fees and commissions	90	—	—	90
Card and digital banking fees	67	—	10	77
Other service charges and fees	51	3	—	54
Trust services and investment management	47	—	—	47
Mortgage banking income	1	21	1	23
Gain on merger termination	—	—	225	225
Securities gains (losses), net (b)	—	—	(4)	(4)
Other income (c)	27	12	64	103
Total noninterest income	$ 448	$ 174	$ 305	$ 927

	December 31, 2022			
(Dollars in millions)	Commercial, Consumer & Wealth	Wholesale	Corporate	Consolidated
Noninterest income:				
Fixed income (a)	$ —	$ 205	$ —	$ 205
Deposit transactions and cash management	161	3	7	171
Brokerage, management fees and commissions	92	—	—	92
Card and digital banking fees	72	—	12	84
Other service charges and fees	49	3	2	54
Trust services and investment management	48	—	—	48
Mortgage banking income	22	46	—	68
Securities gains (losses), net (b)	—	—	18	18
Other income (c)	33	2	40	75
Total noninterest income	$ 477	$ 259	$ 79	$ 815

(a) 2024, 2023, and 2022 include $42 million, $42 million, and $43 million, respectively, of underwriting, portfolio advisory, and other noninterest income in scope of ASC 606, "Revenue from Contracts with Customers."

(b) Represents noninterest income excluded from the scope of ASC 606. Amount is presented for informational purposes to reconcile total noninterest income.

(c) Includes letter of credit fees and insurance commissions in scope of ASC 606.

The following table presents a disaggregation of FHN's noninterest expense by major product line and reportable segment for the years ended December 31, 2024, 2023, and 2022.

Table 8.19.3

NONINTEREST EXPENSE DETAIL BY SEGMENT

	December 31, 2024			
(Dollars in millions)	**Commercial, Consumer & Wealth**	**Wholesale**	**Corporate**	**Consolidated**
Noninterest expense:				
Personnel expense	**$ 540**	**$ 196**	**$ 401**	**$ 1,137**
Net occupancy expense	**76**	**9**	**45**	**130**
Computer software	**25**	**6**	**90**	**121**
Operations services	**18**	**22**	**54**	**94**
Deposit insurance expense	**—**	**—**	**64**	**64**
Legal and professional fees	**11**	**3**	**50**	**64**
Contract employment and outsourcing	**5**	**3**	**43**	**51**
Advertising and public relations	**7**	**1**	**40**	**48**
Amortization of intangible assets	**39**	**2**	**3**	**44**
Equipment expense	**11**	**2**	**29**	**42**
Communications and delivery	**10**	**3**	**19**	**32**
Contributions	**2**	**—**	**16**	**18**
Other expense	**75**	**22**	**93**	**190**
Cost allocations	**598**	**30**	**(628)**	**—**
Total noninterest expense	**$ 1,417**	**$ 299**	**$ 319**	**$ 2,035**

	December 31, 2023			
(Dollars in millions)	Commercial, Consumer & Wealth	Wholesale	Corporate	Consolidated
Noninterest expense:				
Personnel expense	$ 526	$ 179	$ 395	$ 1,100
Net occupancy expense	72	9	42	123
Computer software	21	5	85	111
Operations services	20	25	42	87
Deposit insurance expense	—	—	122	122
Legal and professional fees	10	3	36	49
Contract employment and outsourcing	6	4	39	49
Advertising and public relations	7	1	63	71
Amortization of intangible assets	43	1	3	47
Equipment expense	13	1	28	42
Communications and delivery	10	5	20	35
Contributions	2	—	59	61
Other expense	71	20	91	182
Cost allocations	569	23	(592)	—
Total noninterest expense	$ 1,370	$ 276	$ 433	$ 2,079

| | December 31, 2022 | | | |
(Dollars in millions)	Commercial, Consumer & Wealth	Wholesale	Corporate	Consolidated
Noninterest expense:				
Personnel expense	$ 516	$ 240	$ 345	$ 1,101
Net occupancy expense	72	11	45	128
Computer software	27	4	82	113
Operations services	21	22	44	87
Deposit insurance expense	—	—	32	32
Legal and professional fees	11	3	48	62
Contract employment and outsourcing	6	5	43	54
Advertising and public relations	6	1	43	50
Amortization of intangible assets	46	2	3	51
Equipment expense	14	1	30	45
Communications and delivery	9	6	22	37
Contributions	2	—	5	7
Other expense	68	29	89	186
Cost allocations	511	20	(531)	—
Total noninterest expense	$ 1,309	$ 344	$ 300	$ 1,953

Note 20—Variable Interest Entities

FHN makes equity investments in various entities that are considered VIEs, as defined by GAAP. A VIE typically does not have sufficient equity at risk to finance its activities without additional subordinated financial support from other parties. The Company's variable interest arises from contractual, ownership or other monetary interests in the entity, which change with fluctuations in the fair value of the entity's net assets. FHN consolidates a VIE if FHN is the primary beneficiary of the entity. FHN is the primary beneficiary of a VIE if FHN's variable interest provides it with the power to direct the activities that most significantly impact the VIE and the right to receive benefits (or the obligation to absorb losses) that could potentially be significant to the VIE. To determine whether or not a variable interest held could potentially be significant to the VIE, FHN considers both qualitative and quantitative factors regarding the nature, size and form of its involvement with the VIE. FHN assesses whether or not it is the primary beneficiary of a VIE on an ongoing basis.

Consolidated Variable Interest Entities

FHN has established certain rabbi trusts related to deferred compensation plans offered to its employees. FHN contributes employee cash compensation deferrals to the trusts and directs the underlying investments made by the trusts. The assets of these trusts are available to FHN's creditors only in the event that FHN becomes insolvent. These trusts are considered VIEs as there is no equity at risk in the trusts since FHN provided the equity interest to its employees in exchange for services rendered. FHN is considered the primary beneficiary of the rabbi trusts as it has the power to direct the activities that most significantly impact the economic performance of the rabbi trusts through its ability to direct the underlying investments made by the trusts. Additionally, FHN could potentially receive benefits or absorb losses that are significant to the trusts due to its right to receive any asset values in excess of liability payoffs and its obligation to fund any liabilities to employees that are in excess of a rabbi trust's assets.

The following table summarizes the carrying value of assets and liabilities associated with rabbi trusts used for deferred compensation plans which are consolidated by FHN as of December 31, 2024 and 2023.

Table 8.20.1

CONSOLIDATED VIEs

(Dollars in millions)	December 31, 2024	December 31, 2023
Assets:		
Other assets	$ 195	$ 177
Liabilities:		
Other liabilities	$ 165	$ 150

Nonconsolidated Variable Interest Entities

Tax Credit Investments

Through designated wholly-owned subsidiaries, First Horizon Bank makes equity investments as a limited partner in various partnerships that sponsor affordable housing projects utilizing the LIHTC. Through designated subsidiaries, First Horizon Bank periodically makes equity investments as a non-managing member in various LLCs that sponsor community development projects utilizing the NMTC. First Horizon Bank also makes equity investments as a limited partner or non-managing member in entities that receive historic tax credits. The purpose of these investments is to achieve a satisfactory return on capital and to support FHN's community reinvestment initiatives. These entities are considered VIEs as First Horizon Bank's subsidiaries represent the holders of the equity investment at risk, but do not have the ability to direct the activities that most significantly affect the performance of the entities. FHN is therefore not the primary beneficiary of any of these entities. Accordingly, FHN does not consolidate these VIEs and accounts for these investments in other assets on the Consolidated Balance Sheets.

FHN accounts for qualifying LIHTC investments under the PAM. Effective for periods after 2023, all LIHTC investments qualify for the PAM. Commencing in 2024, FHN determined that its equity investments in NMTC and historic tax credit entities qualify for the PAM and made the election to apply the PAM for these programs. Expenses associated with non-qualifying LIHTC investments were not significant for 2023 and 2022.

The following table summarizes the impact to income tax expense on the Consolidated Statements of Income for the years ended December 31, 2024, 2023, and 2022 for investments accounted for under the PAM. The impact of these investments is included in other operating activities, net in the Consolidated Statements of Cash Flows.

Table 8.20.2

TAX CREDIT IMPACTS ON TAX EXPENSE

(Dollars in millions)	2024	2023	2022
Income tax expense (benefit):			
Amortization of qualifying investments	$ 65	$ 54	$ 44
Tax credits	(70)	(55)	(48)
Other tax benefits related to qualifying investments	(9)	(13)	(12)

Small Issuer Trust Preferred Holdings

First Horizon Bank holds variable interests in trusts which have issued mandatorily redeemable preferred capital securities ("trust preferreds") for smaller banking and insurance enterprises. First Horizon Bank has no voting rights for the trusts' activities. The trusts' only assets are junior subordinated debentures of the issuing enterprises. The creditors of the trusts hold no recourse to the assets of First Horizon Bank. Since First Horizon Bank is solely a holder of the trusts' securities, it has no rights which would give it the power to direct the activities that most significantly impact the trusts' economic performance and thus it is not considered the primary beneficiary of the trusts. First Horizon Bank has no contractual requirements to provide financial support to the trusts.

On-Balance Sheet Trust Preferred Securitization

In 2007, First Horizon Bank executed a securitization of certain small issuer trust preferreds for which the underlying trust meets the definition of a VIE, as the holders of the equity investment at risk do not have the power through voting rights, or similar rights, to direct the activities that most significantly impact the entity's economic performance. Since First Horizon Bank did not retain servicing or other decision-making rights, First Horizon Bank is not the primary beneficiary as it does not have the power to direct the activities that most significantly impact the trust's economic performance. Accordingly, First Horizon Bank has accounted for the funds received through the securitization as a term borrowing in its Consolidated Balance Sheets. First Horizon Bank has no contractual requirements to provide financial support to the trust.

Holdings in Agency Mortgage-Backed Securities

FHN holds securities issued by various Agency securitization trusts. Based on their restrictive nature, the trusts meet the definition of a VIE since the holders of the equity investments at risk do not have the power through voting rights, or similar rights, to direct the activities that most significantly impact the entities' economic performance. FHN could potentially receive benefits or absorb losses that are significant to the trusts based on the nature of the trusts' activities and the size of FHN's holdings. However, FHN is solely a holder of the trusts' securities and does not have the power to direct the activities that most significantly impact the trusts' economic performance and is not considered the primary beneficiary of the trusts. FHN has no contractual requirements to provide financial support to the trusts.

Commercial Loan Modifications to Borrowers Experiencing Financial Difficulty

For certain troubled commercial loans, First Horizon Bank modifies the terms of the borrower's debt in an effort to increase the probability of receipt of amounts contractually due. Following a modification to borrowers experiencing financial difficulty, the borrower entity typically meets the definition of a VIE as the initial determination of whether an entity is a VIE must be reconsidered as events have proven that the entity's equity is not sufficient to permit it to finance its activities without additional subordinated financial support or a restructuring of the terms of its financing. As First Horizon Bank does not have the power to direct the activities that most significantly impact such troubled commercial borrowers' operations, it is not considered the primary beneficiary even in situations where, based on the size of the financing provided, First Horizon Bank is exposed to potentially significant benefits and losses of the borrowing entity. First Horizon Bank has no contractual requirements to provide financial support to the borrowing entities beyond certain funding commitments established upon restructuring of the terms of the debt that allows for preparation of the underlying collateral for sale.

Proprietary Trust Preferred Issuances

In conjunction with its acquisitions, FHN acquired junior subordinated debt underlying multiple issuances of trust preferred debt. All of the trusts are considered VIEs because the ownership interests from the capital contributions to these trusts are not considered "at risk" in evaluating whether the holders of the equity investments at risk in the trusts have the ability to direct the activities that most significantly impact the entities' economic performance. Thus, FHN cannot be the trusts' primary beneficiary because its ownership interests in the trusts are not considered variable interests as they are not considered "at risk". Consequently, none of the trusts are consolidated by FHN.

The following tables summarize FHN's nonconsolidated VIEs as of December 31, 2024 and 2023.

Table 8.20.3

NONCONSOLIDATED VIEs AT DECEMBER 31, 2024

(Dollars in millions)	Maximum Loss Exposure	Liability Recognized	Classification
Type:			
Low income housing partnerships	$ 617	$ 222	(a)
Other tax credit investments (b)	90	73	Other assets
Small issuer trust preferred holdings (c)	171	—	Loans and leases
On-balance sheet trust preferred securitization	26	88	(d)
Holdings of agency mortgage-backed securities (c)	8,017	—	(e)
Commercial loan modifications to borrowers experiencing financial difficulty (f)	381	—	Loans and leases
Proprietary trust preferred issuances (g)	—	167	Term borrowings

(a) Maximum loss exposure represents $395 million of current investments and $222 million of accrued contractual funding commitments. Accrued funding commitments represent unconditional contractual obligations for future funding events and are recognized in other liabilities. FHN currently expects to be required to fund substantially all of these accrued commitments by the end of 2026.

(b) Maximum loss exposure represents the value of current investments.

(c) Maximum loss exposure represents the value of current investments. A liability is not recognized as FHN is solely a holder of the trusts' securities.

(d) Includes $113 million classified as loans and leases and $2 million classified as trading securities, which are offset by $88 million classified as term borrowings.

(e) Includes $278 million classified as trading securities, $1.3 billion classified as securities held to maturity, and $6.5 billion classified as securities available for sale.

(f) Maximum loss exposure represents $381 million of current receivables with no additional contractual funding commitments on loans related to commercial loan modifications to borrowers experiencing financial difficulty.

(g) No exposure to loss due to nature of FHN's involvement.

Table 8.20.4

NONCONSOLIDATED VIEs AT DECEMBER 31, 2023

(Dollars in millions)	Maximum Loss Exposure	Liability Recognized	Classification
Type:			
Low income housing partnerships	$ 587	$ 223	(a)
Other tax credit investments (b)	79	64	Other assets
Small issuer trust preferred holdings (c)	173	—	Loans and leases
On-balance sheet trust preferred securitization	26	88	(d)
Holdings of agency mortgage-backed securities (c)	8,402	—	(e)
Commercial loan modifications to borrowers experiencing financial difficulty (f)	129	—	Loans and leases
Proprietary trust preferred issuances (g)	—	167	Term borrowings

(a) Maximum loss exposure represents $364 million of current investments and $223 million of accrued contractual funding commitments. Accrued funding commitments represent unconditional contractual obligations for future funding events and are recognized in other liabilities. FHN currently expects to be required to fund substantially all of these accrued commitments by the end of 2026.

(b) Maximum loss exposure represents the value of current investments.

(c) Maximum loss exposure represents the value of current investments. A liability is not recognized as FHN is solely a holder of the trusts' securities.

(d) Includes $113 million classified as loans and leases and $2 million classified as trading securities, which are offset by $88 million classified as term borrowings.

(e) Includes $450 million classified as trading securities, $1.3 billion classified as securities held to maturity, and $6.6 billion classified as securities available for sale.

(f) Maximum loss exposure represents $129 million of current receivables with no additional contractual funding commitments on loans related to commercial loan modifications to borrowers experiencing financial difficulty.

(g) No exposure to loss due to nature of FHN's involvement.

Note 21—Derivatives

In the normal course of business, FHN utilizes various financial instruments (including derivative contracts and credit-related agreements) through its fixed income and risk management operations, as part of its risk management strategy and as a means to meet clients' needs. Derivative instruments are subject to credit and market risks in excess of the amount recorded on the balance sheet as required by GAAP. The contractual or notional amounts of these financial instruments do not necessarily represent the amount of credit or market risk. However, they can be used to measure the extent of involvement in various types of financial instruments. Controls and monitoring procedures for these instruments have been established and are routinely reevaluated. The ALCO controls, coordinates, and monitors the usage and effectiveness of these financial instruments.

Credit risk represents the potential loss that may occur if a party to a transaction fails to perform according to the terms of the contract. The measure of credit exposure is the replacement cost of contracts with a positive fair value. FHN manages credit risk by entering into financial instrument transactions through national exchanges, primary dealers or approved counterparties, and by using mutual margining and master netting agreements whenever possible to limit potential exposure. FHN also maintains collateral posting requirements with certain counterparties to limit credit risk. Daily margin posted or received with central clearinghouses is considered a legal settlement of the related derivative contracts which results in a net presentation for each contract in the Consolidated Balance Sheets. Treatment of daily margin as a settlement has no effect on hedge accounting or gains/ losses for the applicable derivative contracts. On December 31, 2024 and 2023, respectively, FHN had $541 million and $406 million of cash receivables and $25 million and $33 million of cash payables related to collateral posting under master netting arrangements, inclusive of collateral posted related to contracts with adjustable collateral posting thresholds and over- collateralized positions, with derivative counterparties. With exchange-traded contracts, the credit risk is limited to the clearinghouse used. For non-exchange traded instruments, credit risk may occur when there is a gain in the fair value of the financial instrument and the counterparty fails to perform according to the terms of the contract and/or when the collateral proves to be of insufficient value. See additional discussion regarding master netting agreements and collateral posting requirements later in this note under the heading "Master Netting and Similar Agreements." Market risk represents the potential loss due to the decrease in the value of a financial instrument caused primarily by changes in interest rates or the prices of debt instruments. FHN manages market risk by establishing and monitoring limits on the types and degree of risk that may be undertaken.

FHN continually measures this risk through the use of models that measure value-at-risk and earnings-at-risk.

Derivative Instruments

FHN enters into various derivative contracts both to facilitate client transactions and as a risk management tool. Where contracts have been created for clients, FHN enters into upstream transactions with dealers to offset its risk exposure. Contracts with dealers that require central clearing are novated to a clearing agent who becomes FHN's counterparty. Derivatives are also used as a risk management tool to hedge FHN's exposure to changes in interest rates or other defined market risks.

Forward contracts are over-the-counter contracts where two parties agree to purchase and sell a specific quantity of a financial instrument at a specified price, with delivery or settlement at a specified date. Futures contracts are exchange-traded contracts where two parties agree to purchase and sell a specific quantity of a financial instrument at a specified price, with delivery or settlement at a specified date. Interest rate option contracts give the purchaser the right, but not the obligation, to buy or sell a specified quantity of a financial instrument, at a specified price, during a specified period of time. Caps and floors are options that are linked to a notional principal amount and an underlying indexed interest rate. Interest rate swaps involve the exchange of interest payments at specified intervals between two parties without the exchange of any underlying principal. Swaptions are options on interest rate swaps that give the purchaser the right, but not the obligation, to enter into an interest rate swap agreement during a specified period of time.

Trading Activities

FHNF trades U.S. Treasury, U.S. Agency, government- guaranteed loan, mortgage-backed, corporate and municipal fixed income securities, and other securities for distribution to clients. When these securities settle on a delayed basis, they are considered forward contracts. FHNF also enters into interest rate contracts, including caps, swaps, and floors, for its clients. In addition, FHNF enters into futures and option contracts to economically hedge interest rate risk associated with a portion of its securities inventory. These transactions are measured at fair value, with changes in fair value recognized in noninterest income. Related assets and liabilities are recorded on the Consolidated Balance Sheets as derivative assets and derivative liabilities within other assets and other liabilities. The FHNF Risk Committee and the Credit Risk Management Committee collaborate to mitigate credit risk related to these transactions. Credit risk is controlled through credit approvals, risk control limits, and ongoing monitoring procedures. Total trading revenues were $154 million, $97 million and $157 million for the years ended December 31, 2024, 2023 and 2022, respectively. Trading revenues are inclusive of both derivative and non-derivative financial instruments and are included in fixed income on the Consolidated Statements of Income.

The following table summarizes derivatives associated with FHNF's trading activities as of December 31, 2024 and 2023.

Table 8.21.1

DERIVATIVES ASSOCIATED WITH TRADING

(Dollars in millions)	December 31, 2024		
	Notional	Assets	Liabilities
Customer interest rate contracts	$ 4,096	$ 8	$ 190
Offsetting upstream interest rate contracts	4,265	134	9
Forwards and futures purchased	1,421	1	6
Forwards and futures sold	1,426	7	—

(Dollars in millions)	December 31, 2023		
	Notional	Assets	Liabilities
Customer interest rate contracts	$ 4,067	$ 22	$ 197
Offsetting upstream interest rate contracts	4,273	135	23
Forwards and futures purchased	777	9	—
Forwards and futures sold	912	—	9

Interest Rate Risk Management

FHN's ALCO focuses on managing market risk by controlling and limiting earnings volatility attributable to changes in interest rates. Interest rate risk exists to the extent that interest-earning assets and interest-bearing liabilities have different maturity or repricing characteristics. FHN uses derivatives, primarily swaps, that are designed to moderate the impact on earnings as interest rates change. Interest paid or received for swaps utilized by FHN to hedge the fair value of long-term debt is recognized as an adjustment of the interest expense of the liabilities whose risk is being managed. FHN's interest rate risk management policy is to use derivatives to hedge interest rate risk or market value of assets or liabilities,

not to speculate. In addition, FHN has entered into certain interest rate swaps and caps as a part of a product offering to commercial clients that includes customer derivatives paired with upstream offsetting market instruments that, when completed, are designed to mitigate interest rate risk. These contracts do not qualify for hedge accounting and are measured at fair value with gains or losses included in current earnings in noninterest expense on the Consolidated Statements of Income.

The following table summarizes FHN's derivatives associated with interest rate risk management activities as of December 31, 2024 and 2023.

Table 8.21.2

DERIVATIVES ASSOCIATED WITH INTEREST RATE RISK MANAGEMENT

(Dollars in millions)	December 31, 2024		
	Notional	Assets	Liabilities
Customer Interest Rate Contracts Hedging			
Hedging Instruments and Hedged Items:			
Customer interest rate contracts	$ 8,301	$ 10	$ 372
Offsetting upstream interest rate contracts	8,301	369	11

(Dollars in millions)	December 31, 2023		
	Notional	Assets	Liabilities
Customer Interest Rate Contracts Hedging			
Hedging Instruments and Hedged Items:			
Customer interest rate contracts	$ 8,375	$ 21	$ 392
Offsetting upstream interest rate contracts	8,375	389	22

The following table summarizes gains (losses) on FHN's derivatives associated with interest rate risk management activities for the years ended December 31, 2024, 2023, and 2022.

Table 8.21.3

DERIVATIVE GAINS (LOSSES) ASSOCIATED WITH INTEREST RATE RISK MANAGEMENT

		Year Ended December 31,	
	2024	2023	2022
(Dollars in millions)	**Gains (Losses)**	Gains (Losses)	Gains (Losses)
Customer Interest Rate Contracts Hedging			
Hedging Instruments and Hedged Items:			
Customer interest rate contracts (a)	$ **10**	$ 195	$ (744)
Offsetting upstream interest rate contracts (a)	**(10)**	(195)	744

(a) Gains (losses) included in other expense within the Consolidated Statements of Income.

Cash Flow Hedges

Prior to 2021, FHN entered into pay floating, receive fixed interest rate swaps designed to manage its exposure to the variability in cash flows related to interest payments on debt instruments. The debt instruments primarily consist of held-to-maturity commercial loans that have variable interest payments that historically were based on 1-month LIBOR. In second quarter 2023, the remaining hedge was revised to reference 1-month Term SOFR after the cessation of LIBOR-based cash flows. This hedge matured in first quarter 2024. In conjunction with the IBKC merger, FHN acquired interest rate contracts (floors and collars) which were re-designated as cash flow hedges. The debt instruments associated with these hedges also primarily consisted of held-to-maturity commercial loans that had variable interest payments that were based on 1-month LIBOR. The last hedge acquired in conjunction with the IBKC merger matured in second quarter 2023.

In 2022, FHN entered into interest rate contracts (floors and swaps) which have been designated as cash flow hedges. These hedges reference 1-month Term SOFR and FHN made certain elections under ASU 2020-04 to facilitate qualification for hedge accounting during the time that hedged items transitioned away from 1-month LIBOR.

In a cash flow hedge, the entire change in the fair value of the interest rate derivatives included in the assessment of hedge effectiveness is initially recorded in OCI and is subsequently reclassified from OCI to current period earnings (interest income or interest expense) in the same period that the hedged item affects earnings.

The following tables summarize FHN's derivative activities associated with cash flow hedges as of December 31, 2024 and 2023.

Table 8.21.4

DERIVATIVES ASSOCIATED WITH CASH FLOW HEDGES

	December 31, 2024		
(Dollars in millions)	**Notional**	**Assets**	**Liabilities**
Cash Flow Hedges			
Hedging Instruments:			
Interest rate contracts	$ **5,000**	$ **—**	$ **67**
Hedged Items:			
Variability in cash flows related to debt instruments (primarily loans)	**N/A**	$ **5,000**	**N/A**

	December 31, 2023		
(Dollars in millions)	Notional	Assets	Liabilities
Cash Flow Hedges			
Hedging Instruments:			
Interest rate contracts	$ 5,200	$ —	$ 32
Hedged Items:			
Variability in cash flows related to debt instruments (primarily loans)	N/A	$ 5,200	N/A

The following table summarizes gains (losses) on FHN's derivatives associated with cash flow hedges for the years ended December 31, 2024, 2023, and 2022.

Table 8.21.5

DERIVATIVE GAINS (LOSSES) ASSOCIATED WITH CASH FLOW HEDGES

| | Year Ended December 31, | | |
| | **2024** | 2023 | 2022 |
(Dollars in millions)	**Gains (Losses)**	Gains (Losses)	Gains (Losses)
Cash Flow Hedges			
Hedging Instruments:			
Interest rate contracts (a)	$ **(19)**	$ 45	$ 195
Gain (loss) recognized in other comprehensive income (loss)	**49**	52	15
Gain (loss) reclassified from AOCI into interest income	**(14)**	47	(129)

(a) Approximately $21 million of pre-tax losses are expected to be reclassified into earnings in the next twelve months.

Other Derivatives

FHN has mortgage banking operations that include the origination and sale of loans into the secondary market. As part of the origination of loans, FHN enters into interest rate lock commitments with borrowers. Additionally, FHN enters into forward sales contracts with buyers for delivery of loans at a future date. Both of these contracts qualify as freestanding derivatives and are recognized at fair value through earnings. The notional and fair values of these contracts are presented in the table below.

Table 8.21.6

DERIVATIVES ASSOCIATED WITH MORTGAGE BANKING HEDGES

| | December 31, 2024 | | |
(Dollars in millions)	**Notional**	**Assets**	**Liabilities**
Mortgage Banking Hedges			
Option contracts written	$ **51**	$ —	$ —
Forward contracts written	**100**	**1**	—

| | December 31, 2023 | | |
(Dollars in millions)	Notional	Assets	Liabilities
Mortgage Banking Hedges			
Option contracts written	$ 55	$ 1	$ —
Forward contracts written	93	—	1

The following table summarizes gains (losses) on FHN's derivatives associated with mortgage banking activities for the years ended December 31, 2024 and 2023.

Table 8.21.7

DERIVATIVE GAINS (LOSSES) ASSOCIATED WITH MORTGAGE BANKING HEDGES

| | Year Ended December 31, | | |
| | **2024** | 2023 | 2022 |
(Dollars in millions)	**Gains (Losses)**	Gains (Losses)	Gains (Losses)
Mortgage Banking Hedges			
Option contracts written	$ **1**	$ —	$ 3
Forward contracts written	**(2)**	1	32

In conjunction with pre-2020 sales of Visa Class B shares, FHN entered into derivative transactions whereby FHN will make or receive cash payments whenever the conversion ratio of the Visa Class B shares into Visa Class A shares is adjusted. As of December 31, 2024 and 2023, the derivative liabilities associated with the sales of Visa Class B shares were $15 million and $23 million, respectively. For each of the years ended December 31, 2024 and 2023, FHN recognized $15 million in derivative valuation adjustments related to prior sales of Visa Class B shares. See Note 23 - Fair Value of Assets and Liabilities for discussion of the valuation inputs and processes for these Visa-related derivatives.

FHN utilizes cross-currency swaps and cross-currency interest rate swaps to economically hedge its exposure to foreign currency risk and interest rate risk associated with non-U.S. dollar denominated loans. As of December 31, 2024 and 2023, these loans were valued at $16 million and $17 million, respectively. The balance sheet amount and the gains/losses associated with these derivatives were not significant.

Related to its loan participation/syndication activities, FHN enters into risk participation agreements, under which it assumes exposure for, or receives indemnification for, borrowers' performance on underlying interest rate derivative contracts. FHN's counterparties in these contracts are other lending institutions involved in the loan participation/syndication arrangements for which the underlying interest rate derivative contract is intended to hedge interest rate risk for the borrower. FHN will make (other institution is the lead bank) or receive (FHN is the lead bank) payments for risk participations if the borrower defaults on its obligation to perform under the terms of its interest rate derivative agreement with the lead bank in the participation.

As of December 31, 2024 and 2023, the notional values of FHN's risk participations were $268 million and $351 million of derivative assets and $916 million and $874 million of derivative liabilities, respectively. The notional value for risk participation/syndication agreements is consistent with the percentage of participation in the lending arrangement. FHN's maximum exposure or benefit in the risk participation agreements is contingent on the fair value of the underlying interest rate derivative contracts for which the borrower is in a liability position at the time of default. FHN monitors the credit risk associated with the borrowers to which the risk participations relate through the same credit risk assessment process utilized for establishing credit loss estimates for its loan portfolio. These credit risk estimates are included in the determination of fair value for the risk participations. Assuming all underlying third-party customers referenced in the swap contracts defaulted at December 31, 2024 and 2023, the exposure from these agreements would not be material based on the fair value of the underlying swaps.

Master Netting and Similar Agreements

FHN uses master netting agreements, mutual margining agreements and collateral posting requirements to minimize credit risk on derivative contracts. Master netting and similar agreements are used when counterparties have multiple derivatives contracts that allow for a "right of setoff," meaning that a counterparty may net offsetting positions and collateral with the same counterparty under the contract to determine a net receivable or payable. The following discussion provides

an overview of these arrangements which may vary due to the derivative type and market in which a derivative transaction is executed.

Interest rate derivatives are subject to agreements consistent with standard agreement forms of the ISDA. Currently, all interest rate derivative contracts are entered into as over-the-counter transactions and collateral posting requirements are based on the net asset or liability position with each respective counterparty. For contracts that require central clearing, novation to a counterparty with access to a clearinghouse occurs and initial margin is posted.

Cash margin received (posted) that is considered settlements for the derivative contracts is included in the respective derivative asset (liability) value. Cash margin that is considered collateral received (posted) for interest rate derivatives is recognized as a liability (asset) on FHN's Consolidated Balance Sheets.

Interest rate derivatives with clients that are smaller financial institutions typically require posting of collateral by the counterparty to FHN. This collateral is subject to a threshold with daily adjustments based upon changes in the level or fair value of the derivative position. Positions and related collateral can be netted in the event of default. Collateral pledged by a counterparty is typically cash or securities. The securities pledged as collateral are not recognized within FHN's Consolidated Balance Sheets. Interest rate derivatives associated with lending arrangements share the collateral with the related loan(s). The derivative and loan positions may be netted in the event of default. For disclosure purposes, the entire collateral amount is allocated to the loan.

Interest rate derivatives with larger financial institutions typically contain provisions whereby the collateral posting thresholds under the agreements adjust based on the credit ratings of both counterparties. If the credit rating of FHN and/or First Horizon Bank is lowered, FHN could be required to post additional collateral with the counterparties. Conversely, if the credit rating of FHN and/or First Horizon Bank is increased, FHN could have collateral released and be required to post less collateral in the future. Also, if a counterparty's credit ratings were to decrease, FHN and/or First Horizon Bank could require the posting of additional collateral; whereas if a counterparty's credit ratings were to increase, the counterparty could require the release of excess collateral. Collateral for these arrangements is adjusted daily based on changes in the net fair value position with each counterparty.

The net fair value, determined by individual counterparty, of all derivative instruments with adjustable collateral posting thresholds was $5 million of assets and $187 million of liabilities on December 31, 2024, and $12 million of assets and $188 million of liabilities on December 31, 2023. As of December 31, 2024 and 2023, FHN had received collateral of $82 million and $95 million and posted collateral of $96 million and $83 million, respectively, in the normal course of business related to these agreements.

Certain agreements also contain accelerated termination provisions, inclusive of the right of offset, if a counterparty's credit rating falls below a specified level. If a counterparty's debt rating (including FHN's and First Horizon Bank's) were to fall below these minimums, these provisions would be triggered, and the counterparties could terminate the agreements and require immediate settlement of all derivative contracts under the agreements. The net fair value, determined by individual counterparty, of all interest rate derivative instruments with credit-risk-related contingent accelerated termination provisions was $6 million of assets and $187 million of liabilities on December 31, 2024, and $12 million of assets and $188 million of liabilities on December 31, 2023. As of December 31, 2024 and 2023, FHN had received collateral of $82 million and $95 million and posted collateral of $96 million and $83 million, respectively, in the normal course of business related to these contracts.

FHNF buys and sells various types of securities for its clients. When these securities settle on a delayed basis, they are considered forward contracts. For futures and options, FHN transacts through a third party, and the transactions are subject to margin and collateral maintenance requirements. In the event of default, open positions can be offset along with the associated collateral.

For this disclosure, FHN considers the impact of master netting and other similar agreements which allow FHN to settle all contracts with a single counterparty on a net basis and to offset the net derivative asset or liability position with the related securities and cash collateral. The application of the collateral cannot reduce the net derivative asset or liability position below zero, and therefore any excess collateral is not reflected in the following tables.

The following table provides details of derivative assets and collateral received as presented on the Consolidated Balance Sheets as of December 31, 2024 and 2023.

Table 8.21.8

DERIVATIVE ASSETS & COLLATERAL RECEIVED

| | | | | Gross amounts not offset in the Balance Sheets | | |
(Dollars in millions)	Gross amounts of recognized assets	Gross amounts offset in the Balance Sheets	Net amounts of assets presented in the Balance Sheets (a)	Derivative liabilities available for offset	Collateral received	Net amount
Derivative assets:						
December 31, 2024						
Interest rate derivative contracts	$ 522	$ —	$ 522	$ (73)	$ (436)	$ 13
Forward contracts	8	—	8	(3)	(4)	1
	$ 530	$ —	$ 530	$ (76)	$ (440)	$ 14
December 31, 2023						
Interest rate derivative contracts	$ 567	$ —	$ 567	$ (75)	$ (486)	$ 6
Forward contracts	9	—	9	(4)	(3)	2
	$ 576	$ —	$ 576	$ (79)	$ (489)	$ 8

(a) Included in other assets on the Consolidated Balance Sheets. As of December 31, 2024 and 2023, $2 million and $1 million, respectively, of derivative assets have been excluded from these tables because they are generally not subject to master netting or similar agreements.

NOTE 21—DERIVATIVES

The following table provides details of derivative liabilities and collateral pledged as presented on the Consolidated Balance Sheets as of December 31, 2024 and 2023.

Table 8.21.9

DERIVATIVE LIABILITIES & COLLATERAL PLEDGED

(Dollars in millions)	Gross amounts of recognized liabilities	Gross amounts offset in the Balance Sheets	Net amounts of liabilities presented in the Balance Sheets (a)	Gross amounts not offset in the Balance Sheets		Net amount
				Derivative assets available for offset	Collateral pledged	
Derivative liabilities:						
December 31, 2024						
Interest rate derivative contracts	$ 649	$ —	$ 649	$ (73)	$ (168)	$ 408
Forward contracts	6	—	6	(3)	(1)	2
	$ 655	$ —	$ 655	$ (76)	$ (169)	$ 410
December 31, 2023						
Interest rate derivative contracts	$ 666	$ —	$ 666	$ (75)	$ (164)	$ 427
Forward contracts	9	—	9	(4)	(5)	—
	$ 675	$ —	$ 675	$ (79)	$ (169)	$ 427

(a) Included in other liabilities on the Consolidated Balance Sheets. As of December 31, 2024 and 2023, $16 million and $24 million, respectively, of derivative liabilities (primarily Visa-related derivatives) have been excluded from these tables because they are generally not subject to master netting or similar agreements.

Note 22—Master Netting and Similar Agreements – Repurchase, Reverse Repurchase, and Securities Borrowing Transactions

For repurchase, reverse repurchase and securities borrowing transactions, FHN and each counterparty have the ability to offset all open positions and related collateral in the event of default. Due to the nature of these transactions, the value of the collateral for each transaction approximates the value of the corresponding receivable or payable. For repurchase agreements through FHN's fixed income business (securities purchased under agreements to resell and securities sold under agreements to repurchase), transactions are collateralized by securities and/or government guaranteed loans which are delivered on the settlement date and are maintained throughout the term of the transaction. For FHN's repurchase agreements through banking activities (securities sold under agreements to repurchase), securities are typically pledged at settlement and not released until maturity. For asset positions, the collateral is not included on FHN's Consolidated Balance Sheets. For liability positions, securities collateral pledged by FHN is generally represented within FHN's trading or available-for-sale securities portfolios.

For this disclosure, FHN considers the impact of master netting and other similar agreements that allow FHN to settle all contracts with a single counterparty on a net basis and to offset the net asset or liability position with the related securities collateral. The application of the collateral cannot reduce the net asset or liability position below zero, and therefore any excess collateral is not reflected in the tables below.

Securities purchased under agreements to resell is included in federal funds sold and securities purchased under agreements to resell in the Consolidated Balance Sheets. Securities sold under agreements to repurchase is included in short-term borrowings.

The following table provides details of securities purchased under agreements to resell and collateral pledged by counterparties as of December 31, 2024 and 2023.

Table 8.22.1

SECURITIES PURCHASED UNDER AGREEMENTS TO RESELL

| | | | | Gross amounts not offset in the Balance Sheets | | |
(Dollars in millions)	Gross amounts of recognized assets	Gross amounts offset in the Balance Sheets	Net amounts of assets presented in the Balance Sheets	Offsetting securities sold under agreements to repurchase	Securities collateral (not recognized on FHN's Balance Sheets)	Net amount
Securities purchased under agreements to resell:						
2024	$ 572	$ —	$ 572	$ —	$ (567)	$ 5
2023	519	—	519	—	(516)	3

The following table provides details of securities sold under agreements to repurchase and collateral pledged by FHN as of December 31, 2024 and 2023.

Table 8.22.2

SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

| | | | | Gross amounts not offset in the Balance Sheets | | |
(Dollars in millions)	Gross amounts of recognized liabilities	Gross amounts offset in the Balance Sheets	Net amounts of liabilities presented in the Balance Sheets	Offsetting securities purchased under agreements to resell	Securities/ government guaranteed loans collateral	Net amount
Securities sold under agreements to repurchase:						
2024	$ 2,096	$ —	$ 2,096	$ —	$ (2,096)	$ —
2023	1,921	—	1,921	—	(1,921)	—

Due to the short duration of securities sold under agreements to repurchase and the nature of collateral involved, the risks associated with these transactions are considered minimal.

The following table provides details, by collateral type, of the remaining contractual maturity of securities sold under agreements to repurchase as of December 31, 2024 and 2023.

Table 8.22.3

MATURITIES OF SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

(Dollars in millions)	December 31, 2024		
	Overnight and Continuous	**Up to 30 Days**	**Total**
Securities sold under agreements to repurchase:			
Government agency issued MBS	$ 1,535	$ —	$ 1,535
Government agency issued CMO	561	—	561
Total securities sold under agreements to repurchase	$ 2,096	$ —	$ 2,096

(Dollars in millions)	December 31, 2023		
	Overnight and Continuous	Up to 30 Days	Total
Securities sold under agreements to repurchase:			
Government agency issued MBS	$ 1,717	$ —	$ 1,717
Government agency issued CMO	161	—	161
Other U.S. government agencies	43	—	43
Total securities sold under agreements to repurchase	$ 1,921	$ —	$ 1,921

Note 23—Fair Value of Assets and Liabilities

FHN groups its assets and liabilities measured at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. This hierarchy requires FHN to maximize the use of observable market data, when available, and to minimize the use of unobservable inputs when determining fair value. Each fair value measurement is placed into the proper level based on the lowest level of significant input. These levels are:

- *Level 1*—Valuation is based upon quoted prices for identical instruments traded in active markets.

- *Level 2*—Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

- *Level 3*—Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect management's estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include the use of option pricing models, discounted cash flow models, and similar techniques.

Recurring Fair Value Measurements

The following table presents the balances of assets and liabilities measured at fair value on a recurring basis as of December 31, 2024 and 2023.

Table 8.23.1

BALANCES OF ASSETS & LIABILITIES MEASURED AT FAIR VALUE ON A RECURRING BASIS

(Dollars in millions)	December 31, 2024			
	Level 1	Level 2	Level 3	Total
Trading securities:				
U.S. treasuries	$ —	$ 3	$ —	$ 3
Government agency issued MBS	—	98	—	98
Government agency issued CMO	—	180	—	180
Other U.S. government agencies	—	252	—	252
States and municipalities	—	64	—	64
Corporate and other debt	—	767	—	767
SBA interest-only strips	—	—	23	23
Total trading securities	—	1,364	23	1,387
Loans held for sale (elected fair value)	—	69	16	85
Securities available for sale:				
Government agency issued MBS	—	3,702	—	3,702
Government agency issued CMO	—	2,767	—	2,767
Other U.S. government agencies	—	1,073	—	1,073
States and municipalities	—	354	—	354
Total securities available for sale	—	7,896	—	7,896
Other assets:				
Deferred compensation mutual funds	111	—	—	111
Equity, mutual funds, and other	35	—	—	35
Derivatives, forwards and futures	8	—	—	8
Derivatives, interest rate contracts	—	522	—	522
Derivatives, other	—	1	—	1
Total other assets	154	523	—	677
Total assets	$ 154	$ 9,852	$ 39	$ 10,045
Trading liabilities:				
U.S. treasuries	$ —	$ 440	$ —	$ 440
Other U.S. government agencies	—	7	—	7
Corporate and other debt	—	103	—	103
Total trading liabilities	—	550	—	550
Other liabilities:				
Derivatives, forwards and futures	6	—	—	6
Derivatives, interest rate contracts	—	649	—	649
Derivatives, other	—	1	15	16
Total other liabilities	6	650	15	671
Total liabilities	$ 6	$ 1,200	$ 15	$ 1,221

(Dollars in millions)	December 31, 2023			
	Level 1	Level 2	Level 3	Total
Trading securities:				
U.S. treasuries	$ —	$ 3	$ —	$ 3
Government agency issued MBS	—	114	—	114
Government agency issued CMO	—	336	—	336
Other U.S. government agencies	—	152	—	152
States and municipalities	—	17	—	17
Corporate and other debt	—	777	—	777
SBA interest-only strips	—	—	13	13
Total trading securities	—	1,399	13	1,412
Loans held for sale (elected fair value)	—	42	26	68
Securities available for sale:				
Government agency issued MBS	—	4,484	—	4,484
Government agency issued CMO	—	2,146	—	2,146
Other U.S. government agencies	—	1,172	—	1,172
States and municipalities	—	589	—	589
Total securities available for sale	—	8,391	—	8,391
Other assets:				
Deferred compensation mutual funds	102	—	—	102
Equity, mutual funds, and other	34	—	—	34
Derivatives, forwards and futures	9	—	—	9
Derivatives, interest rate contracts	—	568	—	568
Total other assets	145	568	—	713
Total assets	$ 145	$ 10,400	$ 39	$ 10,584
Trading liabilities:				
U.S. treasuries	$ —	$ 426	$ —	$ 426
Government agency issued MBS	—	1	—	1
Corporate and other debt	—	82	—	82
Total trading liabilities	—	509	—	509
Other liabilities:				
Derivatives, forwards and futures	10	—	—	10
Derivatives, interest rate contracts	—	666	—	666
Derivatives, other	—	—	23	23
Total other liabilities	10	666	23	699
Total liabilities	$ 10	$ 1,175	$ 23	$ 1,208

Changes in Recurring Level 3 Fair Value Measurements

The changes in Level 3 assets and liabilities measured at fair value for the years ended December 31, 2024, 2023 and 2022 on a recurring basis are summarized as follows.

Table 8.23.2

CHANGES IN LEVEL 3 ASSETS & LIABILITIES MEASURED AT FAIR VALUE

	Year Ended December 31, 2024		
(Dollars in millions)	SBA interest-only strips	Loans held for sale	Net derivative liabilities
Balance on January 1, 2024	$ 13	$ 26	$ (23)
Total net gains (losses) included in net income	(5)	1	(15)
Purchases	—	2	—
Sales	(17)	(13)	—
Settlements	—	(2)	23
Net transfers into (out of) Level 3	32 (b)	2	—
Balance on December 31, 2024	$ 23	$ 16	$ (15)
Net unrealized gains (losses) included in net income	$ (2) (c)	$ 1 (a)	$ (15) (d)

	Year Ended December 31, 2023		
(Dollars in millions)	SBA interest-only strips	Loans held for sale	Net derivative liabilities
Balance on January 1, 2023	$ 25	$ 22	$ (27)
Total net gains (losses) included in net income	(12)	4	(15)
Purchases	—	3	—
Sales	(54)	(3)	—
Settlements	—	(2)	19
Net transfers into (out of) Level 3	54 (b)	2	—
Balance on December 31, 2023	$ 13	$ 26	$ (23)
Net unrealized gains (losses) included in net income	$ (1) (c)	$ 4 (a)	$ (15) (d)

	Year Ended December 31, 2022		
(Dollars in millions)	SBA interest-only strips	Loans held for sale	Net derivative liabilities
Balance on January 1, 2022	$ 38	$ 28	$ (23)
Total net gains (losses) included in net income	(7)	—	(23)
Purchases	—	2	—
Sales	(76)	(12)	—
Settlements	—	(2)	19
Repayments	—	(1)	—
Net transfers into (out of) Level 3	70 (b)	7	—
Balance on December 31, 2022	$ 25	$ 22	$ (27)
Net unrealized gains (losses) included in net income	$ (2) (c)	$ — (a)	$ (23) (d)

(a) Primarily included in mortgage banking income on the Consolidated Statements of Income.

(b) Transfers into Level 3 SBA interest-only strips reflect transfers out of SBA loans held for sale, which are Level 2 assets measured on a nonrecurring basis. Refer to Table 8.23.3.

(c) Primarily included in fixed income on the Consolidated Statements of Income.

(d) Included in other expense on the Consolidated Statements of Income.

There were no net unrealized gains (losses) for Level 3 assets and liabilities included in other comprehensive income as of December 31, 2024, 2023 and 2022.

Nonrecurring Fair Value Measurements

From time to time, FHN may be required to measure certain other financial assets at fair value on a nonrecurring basis in accordance with GAAP. These adjustments to fair value usually result from the application of lower of cost or market ("LOCOM") accounting or write-downs of individual assets. For assets

measured at fair value on a nonrecurring basis which were still held on the Consolidated Balance Sheets at December 31, 2024, 2023 and 2022, respectively, the following table provides the level of valuation assumptions used to determine each adjustment and the related carrying value.

Table 8.23.3

**LEVEL OF VALUATION ASSUMPTIONS FOR ASSETS
MEASURED AT FAIR VALUE ON A NONRECURRING BASIS**

(Dollars in millions)	Carrying value at December 31, 2024				Year Ended December 31, 2024
	Level 1	Level 2	Level 3	Total	Net gains (losses)
Loans held for sale—SBAs and USDA	$ —	$ 438	$ —	$ 438	$ (1)
Loans and leases (a)	—	—	344	344	(73)
OREO (b)	—	—	3	3	—
					$ (74)

(Dollars in millions)	Carrying value at December 31, 2023				Year Ended December 31, 2023
	Level 1	Level 2	Level 3	Total	Net gains (losses)
Loans held for sale—SBAs and USDA	$ —	$ 406	$ —	$ 406	$ (3)
Loans and leases (a)	—	—	245	245	(42)
OREO (b)	—	—	4	4	—
Other assets (c)	—	—	90	90	(7)
					$ (52)

(Dollars in millions)	Carrying value at December 31, 2022				Year Ended December 31, 2022
	Level 1	Level 2	Level 3	Total	Net gains (losses)
Loans held for sale—SBAs and USDA	$ —	$ 506	$ —	$ 506	$ (3)
Loans and leases (a)	—	—	135	135	(19)
OREO (b)	—	—	3	3	—
Other assets (c)	—	—	91	91	(10)
					$ (32)

(a) Represents carrying value of loans for which adjustments are required to be based on the appraised value of the collateral less estimated costs to sell. Write-downs on these loans are recognized as part of provision for credit losses.

(b) Represents the fair value and related losses of foreclosed properties that were measured subsequent to their initial classification as OREO. Balance excludes OREO related to government-insured mortgages.

(c) Represents tax credit investments accounted for under the equity method.

Lease asset impairments recognized represent the reduction in value of the right-of-use assets associated with leases that are being exited in advance of the contractual lease expiration.

Impairments are measured using a discounted cash flow methodology, which is considered a Level 3 valuation.

Impairments of long-lived tangible assets reflect locations where the associated land and building are either owned or leased. The fair values of owned sites were determined using estimated sales prices from appraisals and broker

opinions less estimated costs to sell with adjustments upon final disposition. The fair values of owned assets in leased sites (e.g., leasehold improvements) were determined using a discounted cash flow approach, based on the revised estimated useful lives of the related assets. Both measurement methodologies are considered Level 3 valuations. Impairment adjustments recognized upon disposition of a location are considered Level 2 valuations.

Fixed asset and leased asset impairments were immaterial for the years ended December 31, 2024, 2023, and 2022.

Level 3 Measurements

The following table provides information regarding the unobservable inputs utilized in determining the fair value of Level 3 recurring and nonrecurring measurements as of December 31, 2024 and 2023.

Table 8.23.4

UNOBSERVABLE INPUTS USED IN LEVEL 3 FAIR VALUE MEASUREMENTS

(Dollars in millions)				Values Utilized	
Level 3 Class	**Fair Value at December 31, 2024**	**Valuation Techniques**	**Unobservable Input**	**Range**	**Weighted Average (c)**
Trading securities - SBA interest-only strips	$ 23	Discounted cash flow	Constant prepayment rate	16% - 30%	17%
			Bond equivalent yield	3% - 18%	17%
Loans held for sale - residential real estate	$ 16	Discounted cash flow	Prepayment speeds - First mortgage	2% - 6%	3%
			Foreclosure losses	63% - 71%	64%
			Loss severity trends - First mortgage	0.0% - 0.2% of UPB	0.1%
Derivative liabilities, other	$ 15	Discounted cash flow	Visa covered litigation resolution amount	$3.1 billion - $4.1 billion	$3.8 billion
			Probability of resolution scenarios	10% - 25%	18%
			Time until resolution	6 - 36 months	23 months
Loans and leases (a)	$ 344	Appraisals from comparable properties	Marketability adjustments for specific properties	0% - 25% of appraisal	NM
		Other collateral valuations	Borrowing base certificates liquidation adjustment	25% - 50% of gross value	NM
			Financial Statements liquidation adjustment	50% - 100% of reported value	NM
			Auction appraisals marketability adjustment	0% - 10% of reported value	NM
OREO (b)	$ 3	Appraisals from comparable properties	Adjustment for value changes since appraisal	0% - 10% of appraisal	NM

NM - Not meaningful

(a) Represents carrying value of loans for which adjustments are required to be based on the appraised value of the collateral less estimated costs to sell. Write-downs on these loans are recognized as part of provision for credit losses.

(b) Represents the fair value of foreclosed properties that were measured subsequent to their initial classification as OREO. Balance excludes OREO related to government-insured mortgages.

(c) Weighted averages are determined by the relative fair value of the instruments or the relative contribution to an instrument's fair value.

(Dollars in millions)

Level 3 Class	Fair Value at December 31, 2023	Valuation Techniques	Unobservable Input	Values Utilized Range	Weighted Average (c)
Trading securities - SBA interest-only strips	$ 13	Discounted cash flow	Constant prepayment rate	14% - 15%	14%
			Bond equivalent yield	18% - 21%	18%
Loans held for sale - residential real estate	$ 26	Discounted cash flow	Prepayment speeds - First mortgage	2% - 7%	3%
			Foreclosure losses	64% - 68%	65%
			Loss severity trends - First mortgage	0.0% - 2.8% of UPB	1.6%
Derivative liabilities, other	$ 23	Discounted cash flow	Visa covered litigation resolution amount	$5.7 billion - $6.7 billion	$6.3 billion
			Probability of resolution scenarios	10% - 25%	18%
			Time until resolution	6 - 36 months	24 months
Loans and leases (a)	$ 245	Appraisals from comparable properties	Marketability adjustments for specific properties	0% - 25% of appraisal	NM
		Other collateral valuations	Borrowing base certificates liquidation adjustment	25% - 50% of gross value	NM
			Financial Statements liquidation adjustment	50% - 100% of reported value	NM
			Auction appraisals marketability adjustment	0% - 10% of reported value	NM
OREO (b)	$ 4	Appraisals from comparable properties	Adjustment for value changes since appraisal	0% - 10% of appraisal	NM
Other assets (d)	$ 90	Discounted cash flow	Adjustments to current sales yields for specific properties	0% - 15% adjustment to yield	NM
		Appraisals from comparable properties	Marketability adjustments for specific properties	0% - 25% of appraisal	NM

NM - Not meaningful

(a) Represents carrying value of loans for which adjustments are required to be based on the appraised value of the collateral less estimated costs to sell. Write-downs on these loans are recognized as part of provision for credit losses.

(b) Represents the fair value of foreclosed properties that were measured subsequent to their initial classification as OREO. Balance excludes OREO related to government-insured mortgages.

(c) Weighted averages are determined by the relative fair value of the instruments or the relative contribution to an instrument's fair value.

(d) Represents tax credit investments accounted for under the equity method.

Trading Securities - SBA interest-only strips

Increases (decreases) in estimated prepayment rates and bond equivalent yields negatively (positively) affect the value of SBA interest-only strips. Management additionally considers whether the loans underlying related SBA interest-only strips are delinquent, in default or prepaying, and adjusts the fair value down 20 - 100% depending on the length of time in default.

Loans held for sale

Foreclosure losses and prepayment rates are significant unobservable inputs used in the fair value measurement of FHN's residential real estate loans held for sale. Loss severity trends are also assessed to evaluate the reasonableness of fair value estimates resulting from discounted cash flows methodologies as well as to estimate fair value for newly repurchased loans and loans that are near foreclosure. Significant increases (decreases) in any of these inputs in isolation would result in significantly lower (higher) fair value measurements. All observable and unobservable inputs are re-assessed quarterly.

Increases (decreases) in estimated prepayment rates and bond equivalent yields negatively (positively) affect the value of unguaranteed interests in SBA loans. Unguaranteed interest in SBA loans held for sale are carried at less than the outstanding balance due to credit risk estimates. Credit risk adjustments may be reduced if prepayment is likely, or as consistent payment history is realized. Management also considers other factors such as delinquency or default and adjusts the fair value accordingly.

Derivative liabilities

In conjunction with pre-2020 sales of Visa Class B shares, FHN and the purchasers entered into derivative transactions whereby FHN will make, or receive, cash payments whenever the conversion ratio of the Visa Class B shares into Visa Class A shares is adjusted. FHN uses a discounted cash flow methodology in order to estimate the fair value of FHN's derivative liabilities associated with its prior sales of Visa Class B shares. The methodology includes estimation of both the resolution amount for Visa's Covered Litigation matters as well as the length of time until the resolution occurs. Significant increases (decreases) in either of these inputs in isolation would result in significantly higher (lower) fair value measurements for the derivative liabilities. Additionally, FHN performs a probability weighted multiple resolution scenario to calculate the estimated fair value of these derivative liabilities. Assignment of higher (lower) probabilities to the larger potential resolution scenarios would result in an increase (decrease) in the estimated fair value of the derivative liabilities. Since this estimation process requires application of judgment in developing significant unobservable inputs used to determine the possible outcomes and the probability weighting assigned

to each scenario, these derivatives have been classified within Level 3 in fair value measurements disclosures.

Loans and leases and Other Real Estate Owned

Collateral-dependent loans and OREO are primarily valued using appraisals based on sales of comparable properties in the same or similar markets. Other collateral (receivables, inventory, equipment, etc.) is valued through borrowing base certificates, financial statements and/or auction valuations. These valuations are discounted based on the quality of reporting, knowledge of the marketability/collectability of the collateral and historical disposition rates.

Other assets – tax credit investments

Prior to 2024, the estimated fair value of tax credit investments accounted for under the equity method was generally determined in relation to the yield (i.e., future tax credits to be received) an acquirer of these investments expected in relation to the yields experienced on current new issue and/or secondary market transactions. Thus, as tax credits were recognized, the future yield to a market participant was reduced, resulting in consistent impairment of the individual investments. Individual investments were reviewed for impairment quarterly, which included the consideration of additional marketability discounts related to specific investments which typically included consideration of the underlying property's appraised value.

Fair Value Option

FHN previously elected the fair value option on a prospective basis for substantially all types of mortgage loans originated for sale purposes. FHN determined that the election reduces certain timing differences and better matches changes in the value of such loans with changes in the value of derivatives and forward delivery commitments used as economic hedges for these assets at the time of election.

Repurchased loans relating to mortgage banking operations conducted prior to the IBKC merger are recognized within loans held for sale at fair value at the time of repurchase, which includes consideration of the credit status of the loans and the estimated liquidation value. FHN has elected to continue recognition of these loans at fair value in periods subsequent to reacquisition. Due to the credit-distressed nature of the vast majority of repurchased loans and the related loss severities experienced upon repurchase, FHN believes that the fair value election provides a more timely recognition of changes in value for these loans that occur subsequent to repurchase. Absent the fair value election, these loans would be subject to valuation at the LOCOM value, which would prevent subsequent values from exceeding the initial fair value, determined at the time of repurchase, but would require recognition of subsequent declines in value. Thus, the fair value election provides for a more timely recognition of any potential future recoveries in asset values while not affecting the requirement to recognize subsequent declines in value.

The following table reflects the differences between the fair value carrying amount of residential real estate loans held for sale measured at fair value in accordance with management's election and the aggregate unpaid principal amount FHN is contractually entitled to receive at maturity.

Table 8.23.5

DIFFERENCES BETWEEN FAIR VALUE CARRYING AMOUNTS AND CONTRACTUAL AMOUNTS OF RESIDENTIAL REAL ESTATE LOANS REPORTED AT FAIR VALUE

	December 31, 2024		
(Dollars in millions)	Fair value carrying amount	Aggregate unpaid principal	Fair value carrying amount less aggregate unpaid principal
Residential real estate loans held for sale reported at fair value:			
Total loans	$ 85	$ 89	$ (4)
Nonaccrual loans	3	5	(2)

	December 31, 2023		
(Dollars in millions)	Fair value carrying amount	Aggregate unpaid principal	Fair value carrying amount less aggregate unpaid principal
Residential real estate loans held for sale reported at fair value:			
Total loans	$ 68	$ 73	$ (5)
Nonaccrual loans	2	5	(3)
Loans 90 days or more past due and still accruing	1	1	—

Assets and liabilities accounted for under the fair value election are initially measured at fair value with subsequent changes in fair value recognized in earnings. Such changes in the fair value of assets and liabilities for which FHN elected the fair value option are included in current period earnings with classification in the income statement line item reflected in the following table.

Table 8.23.6

CHANGES IN FAIR VALUE RECOGNIZED IN NET INCOME

	Year Ended December 31,		
(Dollars in millions)	**2024**	2023	2022
Changes in fair value included in net income:			
Mortgage banking noninterest income			
Loans held for sale	$ **1**	$ 1	$ (9)

For the years ended December 31, 2024, 2023 and 2022, the amount for residential real estate loans held for sale included an insignificant amount of gains in pre-tax earnings that are attributable to changes in instrument-specific credit risk. The portion of the fair value adjustments related to credit risk was determined based on estimated default rates and estimated loss severities. Interest income on residential real estate loans held for sale measured at fair value is calculated based on the note rate of the loan and is recorded in the interest income section of the Consolidated Statements of Income as interest on loans held for sale.

Determination of Fair Value

Fair values are based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The following describes the assumptions and methodologies used to estimate the fair value of financial instruments recorded at fair value in the Consolidated Balance Sheets and for estimating the fair value of financial instruments for which fair value is disclosed.

Short-term financial assets

Federal funds sold, securities purchased under agreements to resell, and interest-bearing deposits with other financial institutions and the Federal Reserve are carried at historical cost. The carrying amount is a reasonable estimate of fair value because of the relatively short time between the origination of the instrument and its expected realization.

Trading securities and trading liabilities

Trading securities and trading liabilities are recognized at fair value through current earnings. Trading inventory held for broker-dealer operations is included in trading securities and trading liabilities. Broker-dealer long positions are valued at bid price in the bid-ask spread. Short positions are valued at the ask price. Inventory positions are valued using observable inputs including current market transactions, benchmark yields, credit spreads, and consensus prepayment speeds. Trading loans are valued using observable inputs including current market transactions, swap rates, mortgage rates, and consensus prepayment speeds.

Trading securities - SBA interest-only strips

Interest-only strips are valued at fair value based on an income approach using an internal valuation model. The internal valuation model includes assumptions regarding projections of future cash flows, prepayment rates, default rates and interest-only strip terms. These securities bear the risk of loan prepayment or default that may result in FHN not recovering all or a portion of its recorded investment. When appropriate, valuations are adjusted for various factors including default or prepayment status of the underlying SBA loans. Because of the inherent uncertainty of valuation, those estimated values may be higher or lower than the values that would have been used had a ready market for the securities existed and may change in the near term.

Securities available for sale and held to maturity

Valuations of debt securities are performed using observable inputs obtained from market transactions in similar securities. Typical inputs include benchmark yields, consensus prepayment speeds, and credit spreads. Trades from similar securities and broker quotes are used to support these valuations.

Loans held for sale

FHN determines the fair value of loans held for sale using either current transaction prices or discounted cash flow models. Fair values are determined using current transaction prices and/or values on similar assets when available, including committed bids for specific loans or loan portfolios. Uncommitted bids may be adjusted based on other available market information.

The fair value of residential real estate loans held for sale is determined using a discounted cash flow model that incorporates both observable and unobservable inputs. Inputs in the discounted cash flow model include current mortgage rates for similar products, estimated

prepayment rates, foreclosure losses, and various loan performance measures (delinquency, LTV, credit score). Adjustments for delinquency and other differences in loan characteristics are typically reflected in the model's discount rates. Loss severity trends and the value of underlying collateral are also considered in assessing the appropriate fair value for severely delinquent loans and loans in foreclosure. The valuation of HELOCs also incorporates estimated cancellation rates for loans expected to become delinquent.

Non-mortgage consumer loans held for sale are valued using committed bids for specific loans or loan portfolios or current market pricing for similar assets with adjustments for differences in credit standing (delinquency, historical default rates for similar loans), yield, collateral values and prepayment rates. If pricing for similar assets is not available, a discounted cash flow methodology is utilized, which incorporates all of these factors into an estimate of investor required yield for the discount rate.

FHN utilizes quoted market prices of similar instruments or broker and dealer quotations to value the SBA and USDA guaranteed loans. FHN values SBA-unguaranteed interests in loans held for sale based on individual loan characteristics, such as industry type and pay history which generally follows an income approach. Furthermore, these valuations are adjusted for changes in prepayment estimates and are reduced due to restrictions on trading. The fair value of other non-residential real estate loans held for sale is approximated by their carrying values based on current transaction values.

Mortgage loans held for investment at fair value option

The fair value of mortgage loans held for investment at fair value option is determined by a third party using a discounted cash flow model using various assumptions about future loan performance (constant prepayment rate, constant default rate and loss severity trends) and market discount rates.

Loans held for investment

The fair values of mortgage loans are estimated using an exit price methodology that is based on present values using the interest rate that would be charged for a similar loan to a borrower with similar risk, weighted for varying maturity dates and adjusted for a liquidity discount based on the estimated time period to complete a sale transaction with a market participant.

Other loans and leases are valued based on present values using the interest rate that would be charged for a similar instrument to a borrower with similar risk, applicable to each category of instruments, and adjusted for a liquidity discount based on the estimated time period to complete a sale transaction with a market participant.

For loans measured using the estimated fair value of collateral less costs to sell, fair value is estimated using appraisals of the collateral. Collateral values are monitored and additional write-downs are recognized if it is determined that the estimated collateral values have declined further. Estimated costs to sell are based on current amounts of disposal costs for similar assets. Carrying value is considered to reflect fair value for these loans.

Derivative assets and liabilities

The fair value for forwards and futures contracts is based on current transactions involving identical securities. Futures contracts are exchange-traded and thus have no credit risk factor assigned as the risk of non-performance is limited to the clearinghouse used.

Valuations of other derivatives (primarily interest rate contracts) are based on inputs observed in active markets for similar instruments. Typical inputs include benchmark yields, option volatility and option skew. Centrally cleared derivatives are discounted using SOFR as required by clearinghouses. In measuring the fair value of these derivative assets and liabilities, FHN has elected to consider credit risk based on the net exposure to individual counterparties. Credit risk is mitigated for these instruments through the use of mutual margining and master netting agreements as well as collateral posting requirements. For derivative contracts with daily cash margin requirements that are considered settlements, the daily margin amount is netted within derivative assets or liabilities. Any remaining credit risk related to interest rate derivatives is considered in determining fair value through evaluation of additional factors such as client loan grades and debt ratings. Foreign currency related derivatives also utilize observable exchange rates in the determination of fair value. The determination of fair value for FHN's derivative liabilities associated with its prior sales of Visa Class B shares are classified within Level 3 in the fair value measurements disclosure as previously discussed in the unobservable inputs discussion.

The fair value of risk participations is determined in reference to the fair value of the related derivative contract between the borrower and the lead bank in the participation structure, which is determined consistent with the valuation process discussed above. This value is adjusted for the pro rata portion of the reference derivative's notional value and an assessment of credit risk for the referenced borrower.

OREO

OREO primarily consists of properties that have been acquired in satisfaction of debt. These properties are carried at the lower of the outstanding loan amount or estimated fair value less estimated costs to sell the real estate. Estimated fair value is determined using appraised values with subsequent adjustments for deterioration in values that are not reflected in the most recent appraisal.

Other assets

For disclosure purposes, other assets consist of tax credit investments, FRB and FHLB Stock, deferred compensation mutual funds and equity investments (including other mutual funds) with readily determinable fair values. For periods prior to 2024, tax credit investments accounted for under the equity method were written down to estimated fair value quarterly based on the estimated value of the associated tax credits which incorporated estimates of required yield for hypothetical investors. Subsequent to 2023, the fair value of tax credit investments is estimated using recent transaction information with adjustments for differences in individual investments. Deferred compensation mutual funds are recognized at fair value, which is based on quoted prices in active markets. Investments in the stock of the Federal Reserve Bank and Federal Home Loan Banks are recognized at historical cost in the Consolidated Balance Sheets which is considered to approximate fair value. Investments in mutual funds are measured at the funds' reported closing net asset values. Investments in equity securities are valued using quoted market prices when available.

Defined maturity deposits

The fair value of these deposits is estimated by discounting future cash flows to their present value. Future cash flows are discounted by using the current market rates of similar instruments applicable to the remaining maturity. For disclosure purposes, defined maturity deposits include all time deposits.

Short-term financial liabilities

The fair value of federal funds purchased, securities sold under agreements to repurchase, and other short-term borrowings are approximated by the book value. The carrying amount is a reasonable estimate of fair value because of the relatively short time between the origination of the instrument and its expected realization.

Loan commitments

Fair values of these commitments are based on fees charged to enter into similar agreements taking into account the remaining terms of the agreements and the counterparties' credit standing.

Other commitments

Fair values of these commitments are based on fees charged to enter into similar agreements.

The following fair value estimates are determined as of a specific point in time utilizing various assumptions and estimates. The use of assumptions and various valuation techniques, as well as the absence of secondary markets for certain financial instruments, reduces the comparability of fair value disclosures between financial institutions. Due to market illiquidity, the fair values for loans and leases, loans held for sale, and term borrowings as of December 31, 2024 and 2023 involve the use of significant internally developed pricing assumptions for certain components of these line items. The assumptions and valuations utilized for this disclosure are considered to reflect inputs that market participants would use in transactions involving these instruments as of the measurement date. The valuations of legacy assets,

particularly consumer loans and TRUPs loans within the Corporate segment, are influenced by changes in economic conditions since origination and risk perceptions of the financial sector. These considerations affect the estimate of a potential acquirer's cost of capital and cash flow volatility assumptions from these assets and the resulting fair value measurements may depart significantly from FHN's internal estimates of the intrinsic value of these assets.

Assets and liabilities that are not financial instruments — such as premises and equipment, goodwill, other intangible assets such as the value of long-term relationships with deposit and trust clients, deferred taxes, and certain other assets and other liabilities — have not been included in the following table. Additionally, the fair value measurements presented in the following table are solely for financial instruments as of the measurement date and do not consider the earnings potential of our various business lines. Accordingly, the total of the fair value amounts does not represent, and should not be construed to represent, the underlying value of FHN.

The following table summarizes the book value and estimated fair value of financial instruments recorded in the Consolidated Balance Sheets as of December 31, 2024 and 2023.

Table 8.23.7

BOOK VALUE AND ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

	December 31, 2024				
		Fair Value			
(Dollars in millions)	Book Value	Level 1	Level 2	Level 3	Total
Assets:					
Loans and leases, net of allowance for loan and lease losses					
Commercial:					
Commercial, financial and industrial	$ 33,083	$ —	$ —	$ 32,511	$ 32,511
Commercial real estate	14,194	—	—	13,894	13,894
Consumer:					
Consumer real estate	13,826	—	—	13,262	13,262
Credit card and other	647	—	—	657	657
Total loans and leases, net of allowance for loan and lease losses	61,750	—	—	60,324	60,324
Short-term financial assets:					
Interest-bearing deposits with banks	1,538	1,538	—	—	1,538
Federal funds sold	59	—	59	—	59
Securities purchased under agreements to resell	572	—	572	—	572
Total short-term financial assets	2,169	1,538	631	—	2,169
Trading securities (a)	1,387	—	1,364	23	1,387
Loans held for sale:					
Mortgage loans (elected fair value) (a)	85	—	69	16	85
USDA & SBA loans - LOCOM	439	—	439	—	439
Mortgage loans - LOCOM	27	—	—	27	27
Total loans held for sale	551	—	508	43	551
Securities available for sale (a)	7,896	—	7,896	—	7,896
Securities held to maturity	1,270	—	1,083	—	1,083
Derivative assets (a)	531	8	523	—	531
Other assets:					
Tax credit investments	706	—	—	692	692
Deferred compensation mutual funds	111	111	—	—	111
Equity, mutual funds, and other (b)	289	35	—	254	289
Total other assets	1,106	146	—	946	1,092
Total assets	$ 76,660	$ 1,692	$ 12,005	$ 61,336	$ 75,033
Liabilities:					
Defined maturity deposits	$ 6,613	$ —	$ 6,591	$ —	$ 6,591
Trading liabilities (a)	550	—	550	—	550
Short-term financial liabilities:					
Federal funds purchased	259	—	259	—	259
Securities sold under agreements to repurchase	2,096	—	2,096	—	2,096
Other short-term borrowings	1,045	—	1,045	—	1,045
Total short-term financial liabilities	3,400	—	3,400	—	3,400
Term borrowings:					
Real estate investment trust-preferred	47	—	—	47	47
Term borrowings—new market tax credit investments	74	—	—	70	70
Secured borrowings	37	—	—	37	37
Junior subordinated debentures	151	—	—	142	142
Other long-term borrowings	886	—	866	—	866
Total term borrowings	1,195	—	866	296	1,162
Derivative liabilities (a)	671	6	650	15	671
Total liabilities	$ 12,429	$ 6	$ 12,057	$ 311	$ 12,374

(a) Classes are detailed in the recurring measurement table.

(b) Level 1 primarily consists of mutual funds with readily determinable fair values. Level 3 includes restricted investments in FHLB-Cincinnati stock of $51 million and FRB stock of $203 million.

(Dollars in millions)	Book Value	Fair Value Level 1	Level 2	Level 3	Total
		December 31, 2023			
Assets:					
Loans and leases, net of allowance for loan and lease losses					
Commercial:					
Commercial, financial and industrial	$ 32,294	$ —	$ —	$ 31,673	$ 31,673
Commercial real estate	14,044	—	—	13,831	13,831
Consumer:					
Consumer real estate	13,417	—	—	12,605	12,605
Credit card and other	764	—	—	742	742
Total loans and leases, net of allowance for loan and lease losses	60,519	—	—	58,851	58,851
Short-term financial assets:					
Interest-bearing deposits with banks	1,328	1,328	—	—	1,328
Federal funds sold	200	—	200	—	200
Securities purchased under agreements to resell	519	—	519	—	519
Total short-term financial assets	2,047	1,328	719	—	2,047
Trading securities (a)	1,412	—	1,399	13	1,412
Loans held for sale:					
Mortgage loans (elected fair value) (a)	68	—	42	26	68
USDA & SBA loans - LOCOM	406	—	407	—	407
Mortgage loans - LOCOM	28	—	—	28	28
Total loans held for sale	502	—	449	54	503
Securities available for sale (a)	8,391	—	8,391	—	8,391
Securities held to maturity	1,323	—	1,161	—	1,161
Derivative assets (a)	577	9	568	—	577
Other assets:					
Tax credit investments	665	—	—	653	653
Deferred compensation mutual funds	102	102	—	—	102
Equity, mutual funds, and other (b)	261	34	—	227	261
Total other assets	1,028	136	—	880	1,016
Total assets	$ 75,799	$ 1,473	$ 12,687	$ 59,798	$ 73,958
Liabilities:					
Defined maturity deposits	$ 6,804	$ —	$ 6,851	$ —	$ 6,851
Trading liabilities (a)	509	—	509	—	509
Short-term financial liabilities:					
Federal funds purchased	302	—	302	—	302
Securities sold under agreements to repurchase	1,921	—	1,921	—	1,921
Other short-term borrowings	326	—	326	—	326
Total short-term financial liabilities	2,549	—	2,549	—	2,549
Term borrowings:					
Real estate investment trust-preferred	47	—	—	47	47
Term borrowings—new market tax credit investments	65	—	—	60	60
Secured borrowings	3	—	—	3	3
Junior subordinated debentures	150	—	—	150	150
Other long-term borrowings	885	—	824	—	824
Total term borrowings	1,150	—	824	260	1,084
Derivative liabilities (a)	699	10	666	23	699
Total liabilities	$ 11,711	$ 10	$ 11,399	$ 283	$ 11,692

(a) Classes are detailed in the recurring measurement table.

(b) Level 1 primarily consists of mutual funds with readily determinable fair values. Level 3 includes restricted investments in FHLB-Cincinnati stock of $24 million and FRB stock of $203 million.

The following table presents the contractual amount and fair value of unfunded loan commitments and standby and other commitments as of December 31, 2024 and 2023.

Table 8.23.8

UNFUNDED COMMITMENTS

(Dollars in millions)	Contractual Amount		Fair Value	
	December 31, 2024	December 31, 2023	**December 31, 2024**	December 31, 2023
Unfunded Commitments:				
Loan commitments	$ **20,992**	$ 24,579	$ **1**	$ 1
Standby and other commitments	**753**	746	**9**	8

Note 24—Parent Company Financial Information

Following are statements of the parent company.

Parent Company Balance Sheets

		December 31,		
(Dollars in millions)		**2024**		2023
Assets:				
Cash	$	**837**	$	854
Notes receivable		**3**		3
Investments in subsidiaries:				
Bank		**8,487**		8,658
Non-bank		**61**		49
Other assets		**251**		256
Total assets	$	**9,639**	$	9,820
Liabilities and equity:				
Accrued employee benefits and other liabilities	$	**473**	$	324
Term borrowings		**350**		500
Total liabilities		**823**		824
Total equity		**8,816**		8,996
Total liabilities and equity	$	**9,639**	$	9,820

Parent Company Statements of Income

			Year Ended December 31,			
(Dollars in millions)		**2024**		2023		2022
Dividend income:						
Bank	$	**1,110**	$	220	$	435
Non-bank		**—**		—		16
Total dividend income		**1,110**		220		451
Other income		**1**		226		22
Total income		**1,111**		446		473
Interest expense - term borrowings		**15**		21		31
Personnel and other expense		**111**		114		128
Total expense		**126**		135		159
Income before income taxes		**985**		311		314
Income tax expense (benefit)		**(27)**		24		(31)
Income before equity in undistributed net income (loss) of subsidiaries		**1,012**		287		345
Equity in undistributed net income (loss) of subsidiaries:						
Bank		**(238)**		613		561
Non-bank		**1**		(3)		(6)
Net income attributable to the controlling interest	$	**775**	$	897	$	900

Parent Company Statements of Cash Flows

(Dollars in millions)	Year Ended December 31,		
	2024	2023	2022
Operating activities:			
Net income	$ 775	$ 897	$ 900
Less undistributed net income (loss) of subsidiaries	(237)	610	555
Income before undistributed net income (loss) of subsidiaries	1,012	287	345
Adjustments to reconcile income to net cash provided by operating activities:			
Deferred income tax expense	15	8	7
Stock-based compensation expense	59	36	76
Gain on sale of title services business	—	—	(22)
Other operating activities, net	(18)	—	2
Total adjustments	56	44	63
Net cash provided by operating activities	1,068	331	408
Investing activities:			
Proceeds from sales and prepayments of securities	3	21	8
Purchases of securities	(1)	(1)	(1)
(Investment in) return on subsidiary	(9)	(10)	13
Proceeds from business divestitures, net	—	—	22
Net cash (used in) provided by investing activities	(7)	10	42
Financing activities:			
Proceeds from issuance of preferred stock	—	—	494
Call of preferred stock	(100)	—	—
Cash dividends paid - preferred stock	(29)	(32)	(32)
Common stock:			
Stock options exercised	9	5	36
Cash dividends paid	(332)	(335)	(324)
Repurchase of shares	(626)	(10)	(13)
Repayment of term borrowings	—	(450)	—
Net cash (used in) provided by financing activities	(1,078)	(822)	161
Net (decrease) increase in cash and cash equivalents	(17)	(481)	611
Cash and cash equivalents at beginning of year	854	1,335	724
Cash and cash equivalents at end of year	$ 837	$ 854	$ 1,335
Total interest paid	$ 26	$ 33	$ 35
Income taxes received from (paid to) subsidiaries	60	(46)	42

Table of Contents

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls & Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report.

Reports on Internal Control over Financial Reporting

The report of management required by Item 308(a) of Regulation S-K appears at page 107, and the attestation report required by Item 308(b) of Regulation S-K appears starting at page 108, of our 2024 Financial Statements (Item 8). Both are incorporated herein by this reference.

Changes in Internal Control over Financial Reporting

There have not been any changes in our internal control over financial reporting during our fourth fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

Form 8-K Information not previously reported

Not applicable.

Trading Plans of Directors and Executive Officers

During our most recent fiscal quarter, no director (see Item 10 beginning on page 212) or executive officer (see the *Supplemental Part I Information* beginning on page 53) adopted or terminated (i) any contract, instruction, or written plan for the purchase or sale of our securities intended to satisfy the affirmative defense conditions of SEC Rule 10b5-1(c) (a "Rule 10b5-1 trading arrangement"); and/or (ii) any "non-Rule 10b5-1 trading arrangement" as defined in SEC Reg. S-K Item 408(c).

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Table of Contents


PART III


Item 10. Directors, Executive Officers and Corporate Governance

Required Item 10 Information

In 2024, there were no material amendments to the procedures described in our 2025 Proxy Statement under the caption *Shareholder Recommendations and Nominations*, especially under the sub-caption *Committee Consideration of Shareholder Recommendations of Nominees*, by which security holders may recommend nominees to our Board of Directors.

Our bylaws contain a process, if certain conditions are met, for a shareholder to nominate a person for election to the Board in advance of an annual meeting, and to require us to include that nomination in our annual meeting proxy statement. Additional information regarding this process is available in our 2025 Proxy Statement under the captions S*hareholder Recommendations and Nominations* and *2026 Annual Meeting—Proposal & Nomination Deadlines*, which information is incorporated herein by reference.

Our Board of Directors has adopted a Code of Ethics for Senior Financial Officers that applies to the Chief Executive Officer, Chief Financial Officer, and Chief Accounting Officer and also applies to all professionals serving in the financial, accounting, or audit areas of FHN and its subsidiaries. A copy of the Code has been filed or incorporated by reference as Exhibit 14 to this report and is posted on our current internet website at www.firsthorizon.com: click on "Investor Relations" at the bottom of the web page, then hover over "Corporate Governance" near the top of the page, then click on "Governance Documents." Scroll down the Governance Documents page to find a link to the Code. A paper copy of the Code is available without charge upon written request addressed to our Corporate Secretary at our main

office, 165 Madison Avenue, Memphis, Tennessee 38103. We intend to satisfy our disclosure obligations under Item 5.05 of Form 8-K related to Code amendments or waivers by posting such information on our internet website, the address for which is listed in this paragraph above.

We have adopted an Inside Information Policy and related written Procedures for that Policy (collectively, our "Insider Policy"). Our Insider Policy governs the purchase, sale, and/or other dispositions of our securities by our directors, officers, associates and certain other persons. It is designed to promote compliance with insider trading laws, rules, and regulations, and listing standards applicable to us. By its terms as written, our Insider Policy applies only to insiders (directors, officers, associates, and certain other persons). In practice, senior management applies the periodic and ad hoc blackout provisions to our purchases of our securities in all market transactions, and in all off-market transactions other than share-withholding related to employee stock plan awards. Exceptions to the blackout provisions must be approved by our Chief Executive Officer in consultation with our General Counsel. Our Inside Information Policy and its Procedures have been filed or incorporated by reference as Exhibits 19.1 and 19.2 to this report. In addition, the following section of our 2025 Proxy Statement is incorporated herein by reference: *Policies on Insider Trading and Hedging.*

Other information required by this Item related to the topics mentioned in Table 10.1 is incorporated herein by reference to the disclosures indicated in the Table or is provided in that Table.

Table 10.1

ITEM 10 TOPICS TABLE

Item 10 Topics	Responses or Incorporated Disclosures
Directors and nominees for director of FHN, the Audit Committee of our Board of Directors, members of the Audit Committee, and Audit Committee financial experts	In our 2025 Proxy Statement: *Independence & Categorical Standards, Committee Charters & Composition, Audit Committee*, and *Vote Item 1—Election of Directors* (excluding the Audit Committee Report and the statements regarding the existence and location of the Audit Committee's charter)
Executive officers	In the Supplemental Part I Information following Item 4 of this report: *Executive Officers of the Registrant*, beginning on page 53
Compliance with Section 16(a) of the Securities Exchange Act of 1934	not applicable

First Horizon Directors

Table 10.2

OUR BOARD OF DIRECTORS
(at February 20, 2025)

Harry V. Barton, Jr.*	**Jeffrey J. Brown**	**Velia Carboni**
Age 70	Age 51	Age 54
CPA and Owner, Barton Advisory Services, LLC, an investment advisory firm	President, Hendrick Automotive Group, LLC, a privately held automotive retail organization	Chief Information Officer, SharkNinja, Inc., a global product design and technology company
John C. Compton	**Wendy P. Davidson**	**John W. Dietrich**
Age 63	Age 55	Age 60
Partner, Clayton, Dubilier & Rice a private equity firm	President and Chief Executive Officer The Hain Celestial Group, Inc., an organic and natural products company	Executive Vice President and Chief Financial Officer, FedEx Corporation, a provider of transportation, e-commerce and business services
D. Bryan Jordan	**J. Michael Kemp, Sr.**	**Rick E. Maples**
Age 63	Age 54	Age 66
Chairman of the Board, President & Chief Executive Officer, First Horizon Corporation, a financial services company	Founder and Chief Executive Officer, Kemp Management Solutions, a program management and consulting firm	Retired Co-Head of Investment Banking, Stifel, Nicolaus and Company, Incorporated, a financial services company
Vicki R. Palmer	**Colin V. Reed**	**Cecelia D. Stewart**
Age 71	Age 77	Age 66
President, The Palmer Group, LLC a general consulting firm	Executive Chairman, Ryman Hospitality Properties, Inc. a real estate investment trust	Retired President, U.S. Consumer & Commercial Banking, Citigroup, Inc. a financial services company
Rosa Sugrañes*		**R. Eugene Taylor**
Age 67		Age 77
Founder and former Chief Executive Officer, Iberia Tiles, a ceramic tile distributor		Retired Chairman of the Board and Chief Executive Officer, Capital Bank Financial Corp., a financial services company

* Indicates a director who will retire when directors are elected for 2025-2026 at the 2025 Annual Meeting of Shareholders.

Item 11. Executive Compensation

The information called for by this Item is incorporated herein by reference to the following sections of our 2025 Proxy Statement: *Compensation Committee*, *Compensation Committee Interlocks & Insider Participation*, *Director Compensation*, *Policies on Insider Trading and Hedging*, *Compensation Discussion & Analysis*, *Recent Compensation*, *Post-Employment Compensation*, *Pay Ratio of CEO to Median Employee*, *Equity Grant Processes*, and any Appendix to our Proxy Statement referenced in those sections.

The subsection of our 2025 Proxy Statement captioned *Compensation Risk*, within the *Compensation Committee* section, provides information concerning our management of certain risks associated with our compensation policies and practices. We do not believe those risks are reasonably likely to have a material adverse effect upon us; accordingly, we do not believe that information is required to be provided in this Item.

The information required by Item 407(e)(5) of Regulation S-K is provided in our 2025 Proxy Statement within the *Compensation Committee* section under the sub-section captioned *Compensation Committee Report*. As permitted by the instructions for that Item, the information under that subsection is not "filed" with this report.

As to the information required by Item 402(w) of Regulation S-K: (i) refer to *Clawback Policies & Practices* within *Compensation Discussion & Analysis* in our 2025 Proxy Statement; and (ii) the conditions for disclosures beyond those incorporated by reference above have not occurred. Our Erroneously Awarded Compensation Recovery Policy has been filed as Exhibit 97 to this report, as shown in Item 15.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Securities Authorized for Issuance under Equity Compensation Plans

Equity Compensation Plan Information

Table 12.1 provides information as of December 31, 2024 regarding shares of our common stock that may be issued under the following plans:

- 2021 Incentive Plan, as amended February 25, 2024 ("2021 Plan")
- Equity Compensation Plan ("ECP")
- IBERIABANK Corporation 2019 Stock Incentive Plan ("SIP")

- The following IBERIABANK Corporation plans (together with the SIP, the "IBKC Plans"): 2016 Stock Incentive Plan; and Amended and Restated 2010 Stock Incentive Plan
- The following Capital Bank Financial Corp. plans ("CBF Plans"): Capital Bank Financial Corp. 2013 Omnibus Compensation Plan; and FNB United Corp. 2012 Incentive Plan

Table 12.1

EQUITY COMPENSATION PLAN INFORMATION

As of December 31, 2024

Plan Category	A Number of Securities to be Issued upon Exercise of Outstanding Options		B Weighted Average Exercise Price of Outstanding Options	C Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (excluding securities reflected in Col. A)
Equity Compensation Plans Approved by Shareholders (1)	958,622	(2)	$16.16	13,173,672
Equity Compensation Plans Not Approved by Shareholders	—		—	—
Total	**958,622**		**$16.16**	**13,173,672**

(1) Consists of the 2021 Plan, the ECP, the IBKC Plans, and the CBF Plans. The 2021 Plan was approved by shareholders in 2021 and, as amended, in 2024 and remains active. The number of shares in Column C is entirely under the 2021 Plan; as provided in the 2021 Plan, the Column C number includes the new/additional shares originally authorized under the 2021 Plan along with shares underlying ECP awards that have been forfeited or cancelled since the 2021 Plan was initially approved by shareholders, net of shares underlying 2021 Plan awards that are outstanding or have been paid. The ECP initially was approved by shareholders in 2003, most recently was re-approved in 2016, and has terminated. The IBKC Plans were approved by IBKC's shareholders in 2020, 2011, 2014, 2016, and 2019, and all have terminated. FHN and IBKC closed a merger-of-equals transaction in 2020, as a result of which FHN became the plan sponsor for the IBKC Plans and their awards. The CBF Plans were approved by shareholders of CBF or certain other predecessor companies, and all have terminated. FHN merged with CBF in 2017, as a result of which FHN became the plan sponsor for the CBF Plans and their awards. "Terminated" means no new awards may be granted under the plan.

(2) Consists entirely of outstanding options issued under terminated plans approved by shareholders.

Only the 2021 Plan permits new awards to be granted; all other plans have terminated. At December 31, 2024, there were no shares issuable upon exercise of outstanding options under the 2021 Plan, and the total number of shares issuable upon exercise of outstanding options under the terminated plans was 958,622 shares.

Shares covered by outstanding options are shown in column A of Table 12.1. Outstanding equity awards other than options ("full-value awards"), consisting of unpaid

stock units and restricted stock, are not included in any column in that Table. In total, 11,840,085 shares are covered by unpaid full-value awards, all granted under the 2021 Plan, the ECP, or the SIP. Of those, 11,003,999 are covered by unvested awards, and 836,086 are covered by awards that have vested but are subject to an unfulfilled mandatory deferral period.

Column C of Table 12.1 presents the total number of shares available for new awards under the 2021 Plan at

December 31, 2024, assuming eventual full exercise or vesting of all shares covered by awards outstanding on that date. The 2021 Plan permits the grant of options and full-value awards, as well as stock appreciation rights (none of which have been granted).

Beneficial Ownership of Corporation Stock

The information required for this Item pursuant to Item 403(a) and (b) of Regulation S-K is presented in our 2025 Proxy Statement under the heading *Stock Ownership Information*. That information is incorporated into this Item by reference.

Change in Control Arrangements

We are not aware of any arrangements which may result in a change in control of First Horizon Corporation.

Table of Contents

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information called for by this Item is presented in the following sections of our 2025 Proxy Statement:

- within the *Corporate Governance* section: *Related Party Transaction Procedures* and *Transactions with Related Persons*

- within the *Board Matters* section: *Independence & Categorical Standards*.

That information is incorporated into this Item by reference.

Our independent directors and nominees are identified in the *Independence* discussion within the *Independence & Categorical Standards* section of our 2025 Proxy Statement, referenced above.

Item 14. Principal Accountant Fees and Services

The Audit Committee of the Board of Directors has a policy providing for pre-approval of all audit and non-audit services to be performed by our registered public accounting firm that performs the audit of our consolidated financial statements (our "Auditor"). Services either may be approved in advance by the Audit Committee specifically on a case-by-case basis ("specific pre-approval") or may be approved in advance ("advance pre-approval"). Advance pre-approval requires the Committee to identify in advance the specific types of service that may be provided and the fee limits applicable to such types of service, which limits may be expressed as a limit by type of service or by category of services. All requests to provide services that have been pre-approved in advance must be submitted to the Chief Accounting Officer prior to the provision of such services for a determination that the service to be provided is of the type and within the fee limit that has been pre-approved. Unless the type of service to be provided by our Auditor has received advance pre-approval under the policy and the fee for such service is within the limit pre-approved, the service will require specific pre-approval by the Committee.

The terms of and fee for the annual audit engagement must receive the specific pre-approval of the Committee. "Audit," "Audit-related," "Tax," and "All Other" services, as those terms are defined in the policy, have the advance pre-approval of the Committee, but only to the extent

those services have been specified by the Committee and only in amounts that do not exceed the fee limits specified by the Committee. Such advance pre-approval is to be for a term of 12 months following the date of pre-approval unless the Committee specifically provides for a different term. Unless the Committee specifically determines otherwise, the aggregate amount of the fees pre-approved for All Other services for the fiscal year must not exceed seventy-five percent (75%) of the aggregate amount of the fees pre-approved for the fiscal year for Audit services, Audit-related services, and those types of Tax services that represent tax compliance or tax return preparation. The policy delegates the authority to pre-approve services to be provided by our Auditor, other than the annual audit engagement and any changes thereto, to the chair of the Committee. The chair may not, however, make a determination that causes the 75% limit described above to be exceeded. Any service pre-approved by the chair will be reported to the Committee at its next regularly scheduled meeting.

Information regarding fees billed to FHN by our Auditor, KPMG LLP, for the two most recent fiscal years, as well as other information related to our Auditor, is incorporated herein by reference to the section of our 2025 Proxy Statement captioned *Vote Item 3—Auditor Ratification*. No services were approved by the Audit Committee pursuant to Rule 2-01(c)(7)(i)(C) of Regulation S-X.


PART IV


Item 15. Exhibits and Financial Statement Schedules

Financial Statements & Related Reports

Our consolidated financial statements, the notes thereto, and the reports of management and independent public accountants, as listed below, are incorporated herein by reference to the pages of 2024 Financial Statements (Item 8) indicated in Table 15.1.

Table 15.1

Item 8 Page	Statement, Note, or Report Incorporated into Item 15
107	Report of Management on Internal Control over Financial Reporting
108	Reports of Independent Registered Public Accounting Firm
112	Consolidated Balance Sheets as of December 31, 2024 and 2023
113	Consolidated Statements of Income for the years ended December 31, 2024, 2023, and 2022
115	Consolidated Statements of Comprehensive Income for the years ended December 31, 2024, 2023, and 2022
116	Consolidated Statements of Changes in Equity for the years ended December 31, 2024, 2023, and 2022
117	Consolidated Statements of Cash Flows for the years ended December 31, 2024, 2023, and 2022
119	Notes to the Consolidated Financial Statements

Financial Statement Schedules

Not applicable.

Exhibits

In the Exhibit Table that follows: the "Filed Here" column denotes each exhibit which is filed or furnished (as applicable) with this report; the "Mngt Exh" column denotes each exhibit that represents a management contract or compensatory plan or arrangement required to be identified as such; the "Furnished" column denotes each exhibit that is "furnished" pursuant to 18 U.S.C. Section 1350 or otherwise, and is not "filed" as part of this report or as a separate disclosure document; and the phrase "2024 named executive officers" refers to those executive officers whose 2024 compensation is described in our 2025 Proxy Statement. All references to "First Horizon National Corporation" or to "First Tennessee National Corporation" refer to us, under previous corporate names.

In many agreements filed as exhibits, each party makes representations and warranties to other parties. Those representations and warranties are made only to and for the benefit of those other parties in the context of a business contract. Exceptions to such representations and warranties may be partially or fully waived by such parties, or not enforced by such parties, in their discretion. No such representation or warranty may be relied upon by any other person for any purpose.

Table 15.2

10-K EXHIBIT TABLE

Exh No	Description of Exhibit to this 10-K Report	Filed Here	Mngt Exh	Furnis hed	Incorporated by Reference to		
					Form	Exh No	Filing Date
	Corporate Exhibits						
3.1	Amended and Restated Charter of First Horizon Corporation [2024]				8-K	3.1	7/24/2024
3.2	Bylaws of First Horizon Corporation, as amended and restated January 27, 2025				8-K	3.1	1/30/2025
4.1	Deposit Agreement, dated as of July 1, 2020, by and among First Horizon National Corporation, Equiniti Trust Company, as depositary, and the holders from time to time of the depositary receipts described therein [Series B]				8-K	4.1	7/2/2020
4.2	Form of Depositary Receipt--Series B (included as part of Exhibit 4.1 to this report)				8-K	4.1	7/2/2020
4.3	Deposit Agreement, dated as of July 1, 2020, by and among First Horizon National Corporation, Equiniti Trust Company, as depositary, and the holders from time to time of the depositary receipts described therein [Series C]				8-K	4.2	7/2/2020
4.4	Form of Depositary Receipt--Series C (included as part of Exhibit 4.3 to this report)				8-K	4.2	7/2/2020
4.5	Deposit Agreement, dated as of May 28, 2020, by and among First Horizon National Corporation, Equiniti Trust Company, as depositary, and the holders from time to time of the depositary receipts described therein [Series E]				8-K	4.1	5/28/2020
4.6	Form of certificate representing Series E Preferred Stock				8-K	4.2	5/28/2020
4.7	Form of Depositary Receipt--Series E (included as part of Exhibit 4.7 to this report)				8-K	4.1	5/28/2020
4.8	Deposit Agreement, dated as of May 3, 2021, by and among First Horizon Corporation, Equiniti Trust Company, as depositary, and the holders from time to time of the depositary receipts described therein [Series F]				8-K	4.1	5/03/2021
4.9	Form of certificate representing the Series F Preferred Stock				8-K	4.2	5/03/2021
4.10	Form of Depositary Receipt-Series F representing the Depositary Shares (included as part of Exhibit 4.10 to this report)				8-K	4.1	5/03/2021
4.11	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934				10-Q 2Q24	4.1	8/2/2024
4.12	FHN agrees to furnish to the Securities and Exchange Commission upon request a copy of each instrument defining the rights of the holders of the senior and subordinated long-term debt of FHN and its consolidated subsidiaries						
	Equity-Based Award Plans						
10.1 (a)	2021 Incentive Plan (as amended February 25, 2024)		X		Proxy 2024	App. A	3/11/2024
10.1 (b)	Equity Compensation Plan (as amended and restated April 26, 2016)		X		Proxy 2016	App. A	3/14/2016
10.1 (c)	IBERIABANK Corporation 2019 Stock Incentive Plan		X		10-K 2020	10.1(b)	2/25/2021
10.1 (d)	IBERIABANK Corporation 2016 Stock Incentive Plan		X		10-K 2020	10.1(c)	2/25/2021
	Performance-Based Equity Award Documents						
10.2 (a)	Form of Grant Notice for Executive Performance Stock Units [2022]		X		10-Q 1Q22	10.1	5/6/2022
10.2 (b)	Form of Grant Notice for Executive Performance Stock Units [2023]		X		10-K 2022	10.2(e)	3/1/2023
10.2 (c)	Form of Grant Notice for CEO Special Equity Performance Stock Units [2023]		X		8-K	10.3	8/4/2023

Exh No	Description of Exhibit to this 10-K Report	Filed Here	Mngt Exh	Furnis hed	Incorporated by Reference to Form	Exh No	Filing Date
10.2 (d)	Form of Grant Notice for Executive Performance Stock Units [2024]		X		10-K 2023	10.2(e)	2/22/2024
10.2 (e)	Form of Grant Notice for Executive Special Performance Stock Units [2024]		X		10-K 2023	10.2(f)	2/22/2024
10.2 (f)	Form of Grant Notice for Executive Performance Stock Units [2025]	X	X				
	Stock Option Award Documents						
10.3 (a)	Form of Grant Notice for Executive Stock Options [2018]		X		10-Q 1Q18	10.2	5/8/2018
10.3 (b)	Form of Grant Notice for Executive Stock Options [2019]		X		10-Q 1Q19	10.2	5/8/2019
10.3 (c)	Form of Grant Notice for Executive Stock Options [2020]		X		10-Q 1Q20	10.2	5/8/2020
10.3 (d)	Form of IBERIABANK Corporation Stock Option Agreement		X		10-K 2020	10.3(l)	2/25/2021
	Other Equity-Based Award Documents						
10.4 (a)	Form of Grant Notice for Executive Restricted Stock Units [2022]		X		10-Q 1Q22	10.2	5/6/2022
10.4 (b)	Form of Grant Notice for Executive Restricted Stock Units [2023]		X		10-K 2022	10.4(e)	3/1/2023
10.4 (c)	Form of Grant Notice for Executive Restricted Stock Units [2024]		X		10-K 2023	10.2(e)	2/22/2024
10.4 (d)	Form of Grant Notice for Executive Restricted Stock Units [2025]	X	X				
10.4 (e)	Form of Grant Notice for Executive Special Restricted Stock Units [2024]		X		10-K 2023	10.2(f)	2/22/2024
10.4 (f)	Form of Grant Notice for CEO Special Equity Restricted Stock Units [2023]		X		8-K	10.4	8/4/2023
10.4 (g)	Form of Grant Notice for Restricted Cash Units (Modified Retention Program, Cliff Vesting) [2023]		X		10-K 2023	10.2(h)	2/22/2024
10.4 (h)	Director Compensation Policy (as amended April 2024)		X		10-Q 2Q24	10.1	8/2/2024
	Management Cash Incentive Plan Documents						
10.5 (a)	Executive Bonus Plan		X		8-K	10.1	10/27/2021
	Other Exhibits relating to Employment, Retirement, Severance, or Separation						
10.6 (a)	Executive Change in Control Severance Plan		X		8-K	10.1	1/29/2021
10.6 (b)	Form of Pension Restoration Plan (amended and restated as of January 1, 2008)		X		10-Q 3Q07	10.7(e)	11/7/2007
10.6 (c)	Form of Amendment to Pension Restoration Plan		X		10-K 2009	10.7(d2)	2/26/2010
10.6 (d)	Form of Amendment No. 3 to Pension Restoration Plan		X		10-Q 3Q11	10.2	11/8/2011
10.6 (e)	Form of First Horizon Corporation Savings Restoration Plan		X		8-K	10.1	7/17/2012
10.6 (f)	Conformed copy of Employment Agreement dated August 3, 2023 with D. Bryan Jordan		X		8-K	10.2	8/4/2023
10.6 (g)	Retention Agreement of Anthony J. Restel, dated November 3, 2019		X		8-K	10.1	7/2/2020
	Documents Related to Other Deferral Plans and Programs						
10.7 (a)	Directors and Executives Deferred Compensation Plan [originally adopted 1985], as amended and restated [2017], with forms of deferral agreement and 2007 addendum to deferral agreement		X		10-Q 2Q17	10.4	8/8/2017

Exh No	Description of Exhibit to this 10-K Report	Filed Here	Mngt Exh	Furnis hed	Incorporated by Reference to Form	Exh No	Filing Date
10.7 (b)	Form of Amendment to Directors and Executives Deferred Compensation Plan		X		10-Q 3Q07	10.1(a3)	11/7/2007
10.7 (c)	Rate Applicable to Participating Directors under the Directors and Executives Deferred Compensation Plan		X		10-Q 3Q23	10.1	11/7/2023
10.7 (d)	Schedule of Deferral Agreements [Non-Employee Directors, 1995]		X		10-K 2018	10.7(d)	2/28/2019
10.7 (e)	Form of First Horizon National Corporation Deferred Compensation Plan as Amended and Restated [formerly known as First Tennessee National Corporation Nonqualified Deferred Compensation Plan]		X		10-Q 3Q07	10.1(c)	11/7/2007
10.7 (f)	Conformed copy of Amendment No. 1 to the First Horizon National Corporation Deferred Compensation Plan [removing "National" from the plan name]		X		S-8 333-273513	4.5	7/28/2023
10.7 (g)	Form of Deferred Compensation Agreement used under FHN's Equity Compensation Plan and First Tennessee National Corporation Non-Qualified Deferred Compensation Plan, along with form of Salary, Commission, and Annual Bonus Deferral Programs Overview, form of Deferred Stock Option ("DSO") Program Summary, and description of share receipt deferral feature		X		8-K	10(z)	1/3/2005
	Other Exhibits related to Management or Directors						
10.8 (a)	Survivor Benefits Plan, as amended and restated July 18, 2006		X		10-Q 3Q06	10.8	11/8/2006
10.8 (b)	Other Compensation and Benefit Arrangements for Non-employee Directors		X		10-K 2020	10.8(b)	2/25/2021
10.8 (c)	Description of Long-Term Disability Program		X		10-Q 2Q17	10.2	8/8/2017
10.8 (d)	Form of Indemnity Agreement with directors and executive officers [2004 form]		X		10-Q 2Q17	10.3	8/8/2017
10.8 (e)	Form of amendment to 2004 form of Indemnity Agreement with directors and executive officers		X		8-K	10.4	4/28/2008
10.8 (f)	Form of Indemnity Agreement with directors and executive officers (April 2008 revision)		X		8-K	10.5	4/28/2008
10.8 (g)	List of Certain Benefits Available to Certain Executive Officers	X	X				
10.8 (h)	Description of 2025 Salary Rates for 2024 Named Executive Officers	X	X				
	Other Exhibits						
14	Code of Ethics for Senior Financial Officers				10-K 2022	14	3/1/2023
19.1	Inside Information Policy				10-Q 2Q23	19.1	8/4/2023
19.2	Inside Information Procedures	X					
21	Subsidiaries of First Horizon Corporation	X					
23	Accountant's Consents	X					
24	Power of Attorney	X					
31(a)	Rule 13a-14(a) Certifications of CEO (pursuant to Section 302 of Sarbanes-Oxley Act of 2002)	X					
31(b)	Rule 13a-14(a) Certifications of CFO (pursuant to Section 302 of Sarbanes-Oxley Act of 2002)	X					
32(a)	18 USC 1350 Certifications of CEO (pursuant to Section 906 of Sarbanes-Oxley Act of 2002)	X		X			
32(b)	18 USC 1350 Certifications of CFO (pursuant to Section 906 of Sarbanes-Oxley Act of 2002)	X		X			

Table of Contents

Exh No	Description of Exhibit to this 10-K Report	Filed Here	Mngt Exh	Furnis hed	Incorporated by Reference to		
					Form	Exh No	Filing Date
97	Erroneously Awarded Compensation Recovery Policy				10-K 2023	97	2/22/2024
	XBRL Exhibits						
101	The following financial information from First Horizon Corporation's Annual Report on Form 10-K for the year ended December 31, 2024, formatted in Inline XBRL: (i) Consolidated Balance Sheets at December 31, 2024 and 2023; (ii) Consolidated Statements of Income for the Years Ended December 31, 2024, 2023, and 2022; (iii) Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2024, 2023, and 2022; (iv) Consolidated Statements of Changes in Equity for the Years Ended December 31, 2024, 2023, and 2022; (v) Consolidated Statements of Cash Flows for the Years Ended December 31, 2024, 2023, and 2022; and (vi) Notes to the Consolidated Financial Statements.	X					
101. INS	XBRL Instance Document-the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document	X					
101. SCH	Inline XBRL Taxonomy Extension Schema	X					
101. CAL	Inline XBRL Taxonomy Extension Calculation Linkbase	X					
101. DEF	Inline XBRL Taxonomy Extension Definition Linkbase	X					
101. LAB	Inline XBRL Taxonomy Extension Label Linkbase	X					
101. PRE	Inline XBRL Taxonomy Extension Presentation Linkbase	X					
104	Cover Page Interactive Data File, formatted in Inline XBRL (included in Exhibit 101)	X					

Item 16. Form 10-K Summary

Not applicable.

Table of Contents

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FIRST HORIZON CORPORATION

Date: February 27, 2025

By: /s/ Hope Dmuchowski

Name: Hope Dmuchowski

Title: Senior Executive Vice President and Chief Financial Officer

(Duly Authorized Officer and Principal Financial Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature*	Title	Date*	Signature*	Title	Date*
D. Bryan Jordan D. Bryan Jordan	Chairman of the Board, President & Chief Executive Officer, and a Director *(principal executive officer)*	*	Hope Dmuchowski Hope Dmuchowski	Senior Executive Vice President and Chief Financial Officer *(principal financial officer)*	*
Jeff L. Fleming Jeff L. Fleming	Executive Vice President and Chief Accounting Officer *(principal accounting officer)*	*	Harry V. Barton, Jr. Harry V. Barton, Jr.	Director	*
Jeffrey J. Brown Jeffrey J. Brown	Director	*	Velia Carboni Velia Carboni	Director	*
John C. Compton John C. Compton	Director	*	Wendy P. Davidson Wendy P. Davidson	Director	*
John W. Dietrich John W. Dietrich	Director	*	J. Michael Kemp, Sr. J. Michael Kemp, Sr.	Director	*
Rick E. Maples Rick E. Maples	Director	*	Vicki R. Palmer Vicki R. Palmer	Director	*
Colin V. Reed Colin V. Reed	Director	*	Cecelia D. Stewart Cecelia D. Stewart	Director	*
Rosa Sugrañes Rosa Sugrañes	Director	*	R. Eugene Taylor R. Eugene Taylor	Director	*

*By: /s/ Shannon M. Hernandez   February 27, 2025
      Shannon M. Hernandez
      As Attorney-in-Fact